Form 1 Page 1 Execution Page	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	(MM/DD/YY) 02/25/16	OFFICIAL USE ONLY

RECEIVED 2016 MAR -2 PM 2:27 SEC / TM

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

SEC Mail Processing Section MAR 01 2016 Washington DC 404

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1 State the name of the applicant: Bats BZX Exchange, Inc.

2 Provide the applicant's primary street address (Do not use a P.O. Box):
8050 Marshall Dr., Suite 120
Lenexa, Kansas 66214



16018862

3 Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5 Provide the name, title and telephone number of a contact employee:
Eric Swanson (Name) General Counsel, Bats BZX Exchange, Inc. (Title) (212) 378-8523 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Eric Swanson
14 Wall Street
New York, NY 10005

7 Provide the date that applicant's fiscal year ends: December 31

8 Indicate legal status of the applicant: X Corporation ____ Sole Partnership ____ Partnership ____ Limited Liability Company ___ Other (specify): ____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 02/25/16 (MM/DD/YY) Bats BZX Exchange, Inc. (Name of Applicant)

By: [signature] (Signature) Anders Franzon, SVP, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this 25th day of February (Month), 2016 (Year) by [signature] (Notary Public)

My Commission expires 08/04/2019 County of Johnson State of Kansas

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.


NOTARY PUBLIC - - State of Kansas
BIANCA STODDEN
My Appt. Exp. 08/04/2019

Exhibit C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. **Name and address of organization.**
2. **Form of organization (e.g., association, corporation, partnership, etc.).**
3. **Name of state and statute citation under which organized. Date of incorporation in present form.**
4. **Brief description of nature and extent of affiliation.**
5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**
6. **A copy of the constitution.**
7. **A copy of the articles of incorporation or association including all amendments.**
8. **A copy of existing by-laws or corresponding rules or instruments.**
9. **The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.**
10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

Response: Please see below responses for the following entities:

A. Bats Global Markets, Inc.

1. *Name*: Bats Global Markets, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on August 22, 2013.

4. *Brief description of nature and extent of affiliation*: Bats Global Markets, Inc. owns 100% of the outstanding common stock of Bats Global Markets Holdings, Inc., which is the Exchange's 100% owner.

5. *Brief description of business or functions:* Bats Global Markets, Inc. is the ultimate parent company through which the ultimate owners of the Exchange indirectly hold their ownership interest in the Exchange and its affiliates.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Joe Ratterman
   - Chris Concannon
   - Michael Richter
   - Alan Freudenstein
   - John McCarthy
   - Robert Jones
   - Chris Mitchell
   - Jamil Nazarali
   - Frank Reardon

   Current Officers
   - Chris Concannon (President, CEO)
   - Chris Isaacson (Executive Vice President, Global Chief Information Officer)
   - Bryan Harkins (Executive Vice President, Head of U.S. Markets)
   - Eric Swanson (Executive Vice President, General Counsel, Secretary)
   - Mark Hemsley (Executive Vice President, Chief Executive Officer of Bats Europe)

- Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)
- Tami Schademann (Executive Vice President, Chief Compliance Officer)

Compensation Committee

- Rob Jones
- Michael Richter
- Chris Mitchell

Audit Committee

- Michael Richter
- John Comerford
- Alan Freudenstein

Nominating and Corporate Governance Committee

- John McCarthy
- Alan Freudenstein

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

B. Bats Global Markets Holdings, Inc.

1. *Name*: Bats Global Markets Holdings, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 29, 2007.

4. *Brief description of nature and extent of affiliation*: Bats Global Markets Holdings, Inc. is the Exchange's 100% owner.

5. *Brief description of business or functions*: Bats Global Markets Holdings, Inc. is an intermediate holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Concannon

   Current Officers
   - Chris Concannon (President, CEO)
   - Tami Schademann (Executive Vice President)
   - Bryan Harkins (Executive Vice President, Head of U.S. Markets)
   - Eric Swanson (Secretary)
   - Brian N. Schell (Treasurer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

C. Direct Edge LLC

1. *Name*: Direct Edge LLC (f/k/a Direct Edge, Inc.)
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on December 31, 2014. Was converted from Direct Edge, Inc., a Delaware corporation, on December 31, 2014.

4. *Brief description of nature and extent of affiliation*: Bats Global Markets, Inc. owns 100% of the membership interests of Direct Edge LLC.

5. *Brief description of business or functions:* Direct Edge LLC is an intermediate holding company. Direct Edge LLC is the sole shareholder of Bats EDGA Exchange, Inc. and Bats EDGX Exchange, Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws or corresponding rules or instruments*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Chris Concannon (President, CEO)
   - Eric Swanson (Secretary)
   - Brian N. Schell (Chief Financial Officer)
   - Chris Isaacson (Chief Information Officer)
   - Bryan Harkins (Executive Vice President, Head of U.S. Markets)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

D. Bats BYX Exchange, Inc.

1. *Name*: Bats BYX Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on July 31, 2009.

4. *Brief description of nature and extent of affiliation*: Bats BYX Exchange, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Bats BYX Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Concannon
   - Chris Isaacson
   - Brett Redfearn
   - Peter Wallison
   - David Roscoe
   - Sandy Kemper
   - Scott Wagner
   - Jill Sommers
   - Adam Nunes
   - Matt Billings
   - Joseph Mecane

   Current Officers
   - Chris Concannon (President, CEO)
   - Chris Isaacson (Executive Vice President, Global Chief Information Officer)
   - Bryan Harkins (Executive Vice President, Head of U.S. Markets)
   - Tami Schademann (Executive Vice President, Chief Regulatory Officer)
   - Eric Swanson (Executive Vice President, General Counsel, Secretary)

- Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)
- Charles Randy Williams (Senior Vice President, Global Investor Relations & Communications)
- Tony Barchetto (Senior Vice President, Business Development)
- Bryan Christian (Senior Vice President, Head of U.S. Sales)
- Laura Morrison (Senior Vice President, Global Head of Exchange Products)
- Eric Crampton (Senior Vice President, Global Head of Software Engineering
- Troy Yeazel (Senior Vice President, Operations)
- Jeff Connell (Senior Vice President, Market Oversight)
- Derick Shupe (Vice President, Controller)
- Greg Steinberg (Vice President, Assistant Secretary and Associate General Counsel
- Aaron Weissenfluh (Vice President, Chief Information Security Officer)
- Rodney Burt (Vice President, Infrastructure)
- Kevin Carrai (Vice President, Connectivity, Data & Member Services)
- Stacie Fleming (Vice President, Communications)
- Anders Franzon (Senior Vice President, Associate General Counsel)
- Kapil Rathi (Vice President, Options Business Development)
- Thad Prososki (Vice President, Human Resources)
- Brett Johnson (Vice President, Software Engineering)

Standing Committees

Compensation Committee
- Peter Wallison
- Sandy Kemper

Audit Committee
- Jill Sommers
- David Roscoe
- Matt Billings

Regulatory Oversight Committee
- Scott Wagner
- Sandy Kemper
- Peter Wallison

Appeals Committee
- Brett Redfearn
- Joseph Mecane
- Scott Wagner

Executive Committee
- Chris Concannon
- Sandy Kemper
- David Roscoe
- Adam Nunes

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

E. Bats EDGA Exchange, Inc.

1. *Name*: Bats EDGA Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: Bats EDGA Exchange, Inc. is an indirect wholly-owned subsidiary of Bats Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* Bats EDGA Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Concannon
   - Chris Isaacson
   - Brett Redfearn
   - Peter Wallison
   - David Roscoe
   - Sandy Kemper
   - Scott Wagner
   - Jill Sommers
   - Adam Nunes
   - Matt Billings
   - Joseph Mecane

   Current Officers
   - Chris Concannon (President, CEO)
   - Chris Isaacson (Executive Vice President, Global Chief Information Officer)
   - Bryan Harkins (Executive Vice President, Head of U.S. Markets)
   - Tami Schademann (Executive Vice President, Chief Regulatory Officer)
   - Eric Swanson (Executive Vice President, General Counsel, Secretary)

- Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)
- Charles Randy Williams (Senior Vice President, Global Investor Relations & Communications)
- Tony Barchetto (Senior Vice President, Business Development)
- Bryan Christian (Senior Vice President, Head of U.S. Sales)
- Laura Morrison (Senior Vice President, Global Head of Exchange Products)
- Eric Crampton (Senior Vice President, Global Head of Software Engineering
- Troy Yeazel (Senior Vice President, Operations)
- Jeff Connell (Senior Vice President, Market Oversight)
- Derick Shupe (Vice President, Controller)
- Greg Steinberg (Vice President, Assistant Secretary and Associate General Counsel
- Aaron Weissenfluh (Vice President, Chief Information Security Officer)
- Rodney Burt (Vice President, Infrastructure)
- Kevin Carrai (Vice President, Connectivity, Data & Member Services)
- Stacie Fleming (Vice President, Communications)
- Anders Franzon (Senior Vice President, Associate General Counsel)
- Kapil Rathi (Vice President, Options Business Development)
- Thad Prososki (Vice President, Human Resources)
- Brett Johnson (Vice President, Software Engineering)

Standing Committees

Compensation Committee
- Peter Wallison
- Sandy Kemper

Audit Committee
- Jill Sommers
- David Roscoe
- Matt Billings

Regulatory Oversight Committee
- Scott Wagner
- Sandy Kemper
- Peter Wallison

Appeals Committee
- Brett Redfearn
- Joseph Mecane
- Scott Wagner

Executive Committee

- Chris Concannon
- Sandy Kemper
- David Roscoe
- Adam Nunes

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.*

F. Bats EDGX Exchange, Inc.

1. *Name*: Bats EDGX Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: Bats EDGX Exchange, Inc. is an indirect wholly-owned subsidiary of Bats Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* Bats EDGX Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Concannon
   - Chris Isaacson
   - Brett Redfearn
   - Peter Wallison
   - David Roscoe
   - Sandy Kemper
   - Scott Wagner
   - Jill Sommers
   - Adam Nunes
   - Matt Billings
   - Joseph Mecane

   Current Officers
   - Chris Concannon (President, CEO)
   - Chris Isaacson (Executive Vice President, Global Chief Information Officer)
   - Bryan Harkins (Executive Vice President, Head of U.S. Markets)
   - Tami Schademann (Executive Vice President, Chief Regulatory Officer)
   - Eric Swanson (Executive Vice President, General Counsel, Secretary)

- Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)
- Charles Randy Williams (Senior Vice President, Global Investor Relations & Communications)
- Tony Barchetto (Senior Vice President, Business Development)
- Bryan Christian (Senior Vice President, Head of U.S. Sales)
- Laura Morrison (Senior Vice President, Global Head of Exchange Products)
- Eric Crampton (Senior Vice President, Global Head of Software Engineering
- Troy Yeazel (Senior Vice President, Operations)
- Jeff Connell (Senior Vice President, Market Oversight)
- Derick Shupe (Vice President, Controller)
- Greg Steinberg (Vice President, Assistant Secretary and Associate General Counsel
- Aaron Weissenfluh (Vice President, Chief Information Security Officer)
- Rodney Burt (Vice President, Infrastructure)
- Kevin Carrai (Vice President, Connectivity, Data & Member Services)
- Stacie Fleming (Vice President, Communications)
- Anders Franzon (Senior Vice President, Associate General Counsel)
- Kapil Rathi (Vice President, Options Business Development)
- Thad Prososki (Vice President, Human Resources)
- Brett Johnson (Vice President, Software Engineering)

Standing Committees

Compensation Committee
- Peter Wallison
- Sandy Kemper

Audit Committee
- Jill Sommers
- David Roscoe
- Matt Billings

Regulatory Oversight Committee
- Scott Wagner
- Sandy Kemper
- Peter Wallison

Appeals Committee
- Brett Redfearn
- Joseph Mecane
- Scott Wagner

Executive Committee

- Chris Concannon
- Sandy Kemper
- David Roscoe
- Adam Nunes

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

G. Bats Trading, Inc.

1. *Name*: Bats Trading, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 16, 2005.

4. *Brief description of nature and extent of affiliation*: Bats Trading, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Bats Trading, Inc. is a broker-dealer registered as such with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority and other self-regulatory organizations. Bats Trading, Inc. provides routing of orders from the Exchange Bats BYX Exchange, Inc., Bats EDGA Exchange, Inc. and Bats EDGX Exchange, Inc. to other securities exchanges, facilities of securities exchanges, automated trading systems, electronic communication networks or other broker-dealers.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Isaacson
   - Tami Schademann
   - Chris Concannon
   - Brian N. Schell

   Current Officers
   - Troy Yeazal (President)
   - Greg Steinberg (Secretary)
   - Bryan Upp (Chief Compliance Officer)
   - Derick Shupe (FINOP, Treasurer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

H. Omicron Acquisition Corp.

1. *Name*: Omicron Acquisition Corp.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4. *Brief description of nature and extent of affiliation*: Omicron Acquisition Corp. is wholly-owned by Omicron Holdings Corp., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Omicron Acquisition Corp. is a Delaware corporation established to acquire and potentially operate the assets of existing operating companies.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Concannon
   - Joe Ratterman
   - Mark Hemsley

   Current Officers
   - Mark Hemsley (President and Treasurer)
   - Eric Swanson (Vice President, Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

I. Bats Hotspot Holdings LLC

1. *Name*: Bats Hotspot Holdings LLC (f/k/a Hotspot FX Holdings, LLC)
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on May 15, 2000. Name was amended from Hotspot FX Holdings, LLC, a Delaware LLC, on March 11, 2015.

4. *Brief description of nature and extent of affiliation*: Bats Hotspot Holdings LLC is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats Hotspot Holdings LLC is an intermediate holding company of Bats Hotspot LLC and Bats Hotspot Services LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Chris Concannon (President)
   - William Goodbody, Jr. (SVP, Head of FX)
   - Brian N. Schell (Treasurer)
   - Eric Swanson (Secretary)
   - Barry Calder (Head Of Liquidity & Client Services)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

J. Bats Hotspot LLC

1. *Name*: Bats Hotspot LLC (f/k/a KCG Hotspot FX LLC)
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on August 7, 2001. Name was amended from KCG Hotspot FX LLC, a Delaware LLC, on March 12, 2015.

4. *Brief description of nature and extent of affiliation*: Bats Hotspot LLC is wholly-owned by Bats Hotspot Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats Hotspot LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Chris Concannon (President)
   - William Goodbody, Jr. (SVP, Head of FX)
   - Brian N. Schell (Treasurer)
   - Eric Swanson (Secretary)
   - Barry Calder (Head Of Liquidity & Client Services)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

K. Bats Hotspot Services LLC

1. *Name*: Bats Hotspot Services LLC (f/k/a Hotspot FXr, L.L.C.)
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on November 22, 2004. Name was amended from KCG Hotspot FX LLC, a Delaware LLC, on March 12, 2015.

4. *Brief description of nature and extent of affiliation*: Bats Hotspot Services LLC is wholly-owned by Bats Hotspot Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats Hotspot Services LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Chris Concannon (President)
   - William Goodbody, Jr. (SVP, Head of FX)
   - Brian N. Schell (Treasurer)
   - Eric Swanson (Secretary)
   - Barry Calder (Head of Liquidity & Client Securities)

10. Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.

L. Bats Hotspot SEF LLC

1. *Name*: Bats Hotspot SEF LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on May 1, 2015.

4. *Brief description of nature and extent of affiliation*: Bats Hotspot SEF LLC is wholly-owned by Bats Hotspot Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats Hotspot SEF LLC currently has no operations, but anticipates registering with the CFTC as a swap execution facility.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Pending.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - None

10. Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.

M. Bats International Holdings Limited

1. *Name*: Bats International Holdings Limited
   Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on February 5, 2015.

4. *Brief description of nature and extent of affiliation*: Bats International Holdings Limited is wholly-owned by Omicron Acquisition Corp. which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats International Holdings Limited is a holding company of Bats Hotspot Europe Limited and Bats Hotspot Asia Pte. Ltd.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Mark Hemsley
   - Chris Concannon

   Current Officers
   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

N. Bats Hotspot Europe Limited

1. *Name*: Bats Hotspot Europe Limited
   Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on February 5, 2015.

4. *Brief description of nature and extent of affiliation*: Bats Hotspot Europe Limited is wholly-owned by Bats International Holdings Limited which is wholly-owned by Omicron Acquisition Corp. which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats Hotspot Europe Limited operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Mark Hemsley
   - Chris Concannon

   Current Officers
   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

O. Bats Hotspot Asia Pte. Ltd.

1. *Name*: Bats Hotspot Asia Pte. Ltd.
   Address: 16 Collyer Quay, #2104, Sixteen Collyer Quay, Singapore (049318)

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Singapore under the Companies Act (Cap. 50) on February 23, 2015.

4. *Brief description of nature and extent of affiliation*: Bats Hotspot Asia Pte. Ltd. is wholly-owned by Bats International Holdings Limited which is wholly-owned by Omicron Acquisition Corp. which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats Hotspot Asia Pte. Ltd. operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Concannon
   - Ng Lip Chih

   Current Officers
   - Chew Pei Tsing (Secretary)
   - Lai Jek Ping (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

P. Bats Trading Limited

1. *Name*: Bats Trading Limited
   Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on March 28, 2008.

4. *Brief description of nature and extent of affiliation*: Bats Trading Limited is wholly-owned by Omicron Acquisition Corp. which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats Trading Limited is recognized as a Recognised Investment Exchange in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"). It operates a platform for trading of European equity securities.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Mark Hemsley
   - Adam Eades
   - John Woodman
   - Anthony Whalley
   - Richard Balarkas
   - Virginie Saade
   - Rebecca Fuller
   - Paul Hilgers
   - Julian Corner

   Current Officers

   - Mark Hemsley (CEO)
   - Antonio Amelia (Secretary)
   - Jill Griebenow (CFO)
   - Adam Eades (Chief Legal and Regulatory Officer)
   - Jerry Avenell (Co-Head Sales)
   - Alex Dalley (Co-Head Sales)
   - Guy Simpkin (Head of Business Development)

- David Howson (COO)

Standing Committees

Audit, Risk and Compliance Committee
- Richard Balarkas
- Anthony Whalley
- Rebecca Fuller

Remuneration Committee
- John Woodman
- Anthony Whalley
- Rebecca Fuller

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Q. Chi-X Europe Limited

1. *Name*: Chi-X Europe Limited
   Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales. It changed its name to Chi-X Europe Limited on July 2, 2007.

4. *Brief description of nature and extent of affiliation*: Chi-X Europe Limited is wholly-owned by Bats Trading Limited which, in turn, is indirectly wholly owned by Bats Global Markets, Inc.

5. *Brief description of business or functions*: Chi-X Europe Limited is authorised in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"), as an investment firm. Between April 30, 2012 and May 20, 2013 it was a dormant company. Since May 20, 2013, Chi-X Europe Limited operates the smart order router that is needed for the routing strategies deployed by Bats Trading Limited

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Mark Hemsley
   - Adam Eades
   - John Woodman

   Current Officers
   - Mark Hemsley (CEO)
   - Antonio Amelia (Secretary)
   - Jill Griebenow (CFO)
   - Adam Eades (Chief Legal and Regulatory Officer)
   - Jerry Avenell (Co-Head Sales)
   - Alex Dalley (Co-Head Sales)
   - Guy Simpkin (Head of Business Development)
   - David Howson (COO)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

R. Blue Merger Sub Inc.

1. *Name*: Blue Merger Sub Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on August 22, 2013.

4. *Brief description of nature and extent of affiliation*: As of January 31, 2014, Blue Merger Sub Inc. ceased to exist.

5. *Brief description of business or functions:* Not applicable.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws or corresponding rules or instruments*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: On January 31, 2014, Blue Merger Sub, Inc. was merged with and into Bats Global Markets Holdings, Inc. (f/k/a BATS Global Markets, Inc.), with Bats Global Markets Holdings, Inc. surviving, resulting in Blue Merger Sub, Inc. ceasing to exist.

S. Delta Merger Sub LLC

1. *Name*: Delta Merger Sub LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on August 22, 2013.

4. *Brief description of nature and extent of affiliation*: As of January 31, 2014, Delta Merger Sub LLC ceased to exist.

5. *Brief description of business or functions:* Not applicable.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws or corresponding rules or instruments*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* On January 31, 2014, Delta Merger Sub LLC was merged with and into Direct Edge Holdings LLC, with Direct Edge Holdings LLC surviving, resulting in Delta Merger Sub LLC ceasing to exist.

T. BATS FX, Inc.

1. *Name*: BATS FX, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on September 17, 2012.

4. *Brief description of nature and extent of affiliation*: As of December 31, 2015, BATS FX, Inc. ceased to exist.

5. *Brief description of business or functions*: Not applicable.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: As of December 31, 2015, BATS FX, Inc. ceased to exist.

U. Direct Edge ECN LLC (d/b/a DE Route)

1. *Name*: Direct Edge ECN LLC (d/b/a DE Route)
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on April 19, 2005.

4. *Brief description of nature and extent of affiliation*: As of December 31, 2015, Direct Edge ECN LLC ceased to exist.

5. *Brief description of business or functions:* Not applicable.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws or corresponding rules or instruments*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: As of December 31, 2015, Direct Edge ECN LLC ceased to exist.

V. Direct Edge Holdings LLC

1. *Name*: Direct Edge Holdings LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on June 5, 2007.

4. *Brief description of nature and extent of affiliation*: As of December 31, 2015 Direct Edge Holdings LLC ceased to exist.

5. *Brief description of business or functions:* Not applicable.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws or corresponding rules or instruments*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: As of December 31, 2015 Direct Edge Holdings LLC ceased to exist.

W. Omicron Holdings Corp.

1. *Name*: Omicron Holdings Corp.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4. *Brief description of nature and extent of affiliation*: As of December 31, 2015, Omicron Holdings Corp. ceased to exist.

5. *Brief description of business or functions*: Not applicable.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: As of December 31, 2015, Omicron Holdings Corp. ceased to exist.

X. Omicron Intermediate Holdings Corp.

1. *Name*: Omicron Intermediate Holdings Corp.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4. *Brief description of nature and extent of affiliation*: As of December 31, 2015, Omicron Intermediate Holdings Corp. ceased to exist.

5. *Brief description of business or functions*: Not applicable.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: As of December 31, 2015, Omicron Intermediate Holdings Corp. ceased to exist.

Form 1, Exhibit C Index of Attachments

- A Bats Global Markets, Inc.
- B Bats Global Markets Holdings, Inc. (Updated)
- C Direct Edge LLC
- D Bats BYX Exchange, Inc. (Updated)
- E Bats EDGA Exchange, Inc. (Updated)
- F Bats EDGX Exchange, Inc. (Updated)
- G Bats Trading, Inc.
- H Omicron Acquisition Corp.
- I Bats Hotspot Holdings LLC (Updated)
- J Bats Hotspot LLC (Updated)
- K Bats Hotspot Services LLC (Updated)
- L Bats Hotspot SEF LLC (Updated)
- M Bats International Holdings Limited
- N Bats Hotspot Europe Limited
- O Bats Hotspot Asia Pte. Ltd.
- P Bats Trading Limited
- Q Chi-X Europe Limited
- R Blue Merger Sub Inc.
- S Delta Merger Sub LLC
- T BATS FX, Inc.
- U Direct Edge ECN LLC
- V Direct Edge Holdings LLC
- W Omicron Holdings Corp
- X Omicron Intermediate Holdings Corp.

A Bats Global Markets, Inc.

B Bats Global Markets Holdings, Inc.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "BATS GLOBAL MARKETS HOLDINGS, INC.", FILED IN THIS OFFICE ON THE TWENTY-SECOND DAY OF AUGUST, A.D. 2013, AT 3:34 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.


SECRETARY OF STATE
DELAWARE



Jeffrey W. Bullock, Secretary of State

5368481 8100

131016594

AUTHENTICATION: 0684772

DATE: 08-22-13

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:34 PM 08/22/2013
FILED 03:34 PM 08/22/2013
SRV 131016594 - 5368481 FILE

CERTIFICATE OF INCORPORATION

OF

BATS GLOBAL MARKETS HOLDINGS, INC.

FIRST: The name of the corporation is BATS Global Markets Holdings, Inc. (the "**Corporation**").

SECOND: The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended ("**Delaware Law**").

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 1,000, and the par value of each such share is $0.01, amounting in the aggregate to $10.00.

FIFTH: The name and mailing address of the incorporator are:

Name	Mailing Address
Malik M. Khalil	Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017

SIXTH: The Board of Directors shall have the power to adopt, amend or repeal the bylaws of the Corporation.

SEVENTH: Election of directors need not be by written ballot unless the bylaws of the Corporation so provide.

EIGHTH: The Corporation expressly elects not to be governed by Section 203 of Delaware Law.

NINTH: (1) A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware Law.

(2)(a) Each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by Delaware Law. The right to indemnification conferred in this ARTICLE NINTH shall also include the right to be paid by the Corporation the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by Delaware Law. The right to indemnification conferred in this ARTICLE NINTH shall be a contract right.

(b) The Corporation may, by action of its Board of Directors, provide indemnification to such of the employees and agents of the Corporation to such extent and to such effect as the Board of Directors shall determine to be appropriate and authorized by Delaware Law.

(3) The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against such liability under Delaware Law.

(4) The rights and authority conferred in this ARTICLE NINTH shall not be exclusive of any other right which any person may otherwise have or hereafter acquire.

(5) Neither the amendment nor repeal of this ARTICLE NINTH, nor the adoption of any provision of this Certificate of Incorporation or the bylaws of the Corporation, nor, to the fullest extent permitted by Delaware Law, any modification of law, shall adversely affect any right or protection of any person granted pursuant hereto existing at, or arising out of or related to any event, act or omission that occurred prior to, the time of such amendment, repeal, adoption or modification (regardless of when any proceeding (or part thereof) relating to such event, act or omission arises or is first threatened, commenced or completed).

TENTH: The Corporation reserves the right to amend this Certificate of Incorporation in any manner permitted by Delaware Law and all rights and powers conferred herein on stockholders, directors and officers, if any, are subject to this reserved power.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Incorporation this 22nd day of August, 2013.



Malik M. Khalil
Incorporator

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF MERGER, WHICH MERGES:

"BLUE MERGER SUB INC.", A DELAWARE CORPORATION,

WITH AND INTO "BATS GLOBAL MARKETS, INC." UNDER THE NAME OF "BATS GLOBAL MARKETS HOLDINGS, INC.", A CORPORATION ORGANIZED AND EXISTING UNDER THE LAWS OF THE STATE OF DELAWARE, AS RECEIVED AND FILED IN THIS OFFICE THE THIRTY-FIRST DAY OF JANUARY, A.D. 2014, AT 9:38 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.


SECRETARY OF STATE
1776
DELAWARE
1976



Jeffrey W. Bullock, Secretary of State

4381465 8100M

140115483

AUTHENTICATION: 1101217

DATE: 01-31-14

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:38 AM 01/31/2014
FILED 09:38 AM 01/31/2014
SRV 140115483 - 4381465 FILE

CERTIFICATE OF MERGER

MERGING

BLUE MERGER SUB INC.

INTO

BATS GLOBAL MARKETS, INC.

Pursuant to the provisions of § 251 of the Delaware General Corporation Law

BATS Global Markets, Inc., a Delaware corporation (the "**Company**"), which desires to merge with Blue Merger Sub Inc., a Delaware corporation (the "**Merger Co.**"), hereby certifies that:

FIRST: The name and state of incorporation of each of the constituent corporations of the merger are as follows:

Name	State of Incorporation
Blue Merger Sub Inc.	Delaware
BATS Global Markets, Inc.	Delaware

SECOND: The Agreement and Plan of Merger dated as of August 23, 2013, as amended (the "**Merger Agreement**") among Direct Edge Holdings LLC, a Delaware limited liability company, BATS Global Markets Holdings, Inc., a Delaware corporation, Delta Merger Sub LLC, a Delaware limited liability company, Cole, Schotz, Meisel, Forman & Leonard, P.A., solely in its capacity as representative of the members of Direct Edge Holdings LLC and each of the constituent corporations has been approved, adopted, certified, executed and acknowledged by each of the constituent corporations in accordance with § 251 of the Delaware General Corporation Law (the "**DGCL**").

THIRD: The Company is the surviving corporation of the merger, and the name of the surviving corporation shall be "BATS Global Markets Holdings, Inc."

FOURTH: The merger shall be effective as of the time of the filing of this Certificate of Merger.

FIFTH: By reason of the merger herein certified, the Certificate of Incorporation of the Company is to be amended and restated in its entirety as set forth in Exhibit A hereto and shall be the Certificate of Incorporation of the surviving corporation until amended and changed pursuant to the provisions of the DGCL.

SIXTH: The executed Merger Agreement is on file at the office of the surviving corporation at 8050 Marshall Dr., Suite 120, Lenexa, KS 66214.

SEVENTH: A copy of the Merger Agreement will be furnished by the surviving corporation, on request and without cost, to any stockholder of any constituent corporation.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Merger this 31st day of January, 2014.

BATS GLOBAL MARKETS, INC.

By: 
Name: Joe Ratterman
Title: President & Chief Executive Officer

[*BATS Certificate of Merger Signature Page*]

#85212429v3

EXHIBIT A: Amended and Restated Certificate of Incorporation

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF
BATS GLOBAL MARKETS HOLDINGS, INC.

FIRST: The name of the corporation is: BATS Global Markets Holdings, Inc. (the "Corporation").

SECOND: The address of the Corporation's registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is One Thousand (1,000) shares of Common Stock, $0.01 par value per share.

FIFTH: In furtherance of and not in limitation of powers conferred by statute, it is further provided:

1. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors of the Corporation (the "Board").

2. Nothing contained in this Certificate of Incorporation or the Bylaws of the Corporation shall be applicable where the application of such provision or provisions would interfere with the effectuation of any decisions relating to regulatory functions of each Exchange Subsidiary (including disciplinary matters) or the structure of the market that each Exchange Subsidiary regulates, or would interfere with the ability of each Exchange Subsidiary to carry out its responsibilities under the Securities Exchange Act of 1934 or to oversee the market that each Exchange Subsidiary regulates, which functions or responsibilities shall include the ability of the Exchange Subsidiary as a self-regulatory organization to prevent fraudulent and manipulative acts and practices; promote just and equitable principles of trade; foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to, and facilitating transactions in securities; remove impediments to and perfect the mechanism of a free and open market and a national market system; and, in general, protect investors and the public interest. For purposes of this Certificate of Incorporation, "Exchange Subsidiary" shall mean any subsidiary of the Corporation that is registered with the Securities and Exchange Commission as a national securities exchange, as provided in Section 6 of the Securities Exchange Act of 1934 (the "Exchange Act").

3. Election of directors need not be by written ballot.

4. The Board is expressly authorized to adopt, amend, alter or repeal the Bylaws of the Corporation.

5. The Bylaws may also be amended, altered or repealed, or new bylaws may be adopted, by action taken by the stockholders of the Corporation.

6. Any member of the Board may be removed with or without cause by a majority vote of the stockholders.

SIXTH:

1. Except to the extent that the General Corporation Law of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability; provided, however, that any indemnity under this Article Sixth, other than as specifically set forth herein, shall be provided out of and to the extent of the Corporation's assets only and excluding any Regulatory Funds. For purposes of this Certificate of Incorporation, "Regulatory Funds" shall mean any fees, fines or penalties derived from the regulatory operations of an Exchange Subsidiary; provided that Regulatory Funds shall not include revenues derived from listing fees, market data revenues, transaction revenues or any other aspect of the commercial operations of such Exchange Subsidiary, even if a portion of such revenues are used to pay costs associated with the regulatory operations of such Exchange Subsidiary.

2. No amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

SEVENTH:

1. The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute and this Certificate of Incorporation, and all rights conferred upon stockholders herein are granted subject to this reservation.

2. The approval contemplated by this Article Seventh shall not be required to the extent that: (a) such approval requirements would cause the Corporation not to be in compliance with U.S. federal securities laws and the rules and regulations thereunder; or (b) would adversely impact the regulatory authority of an Exchange Subsidiary.

3. For so long as the Corporation shall control, directly or indirectly, an Exchange Subsidiary, before any amendment to or repeal of any provision of this Certificate of Incorporation shall be effective, those changes shall be submitted to the board of directors of each Exchange Subsidiary and if the same must be filed with, or filed with and approved by, the Securities and Exchange Commission (the "SEC") before the changes may be effective under Section 19 of the Exchange Act and the rules promulgated under the Exchange Act or otherwise, then the proposed changes to this Certificate of Incorporation shall not be effective until filed with, or filed with and approved by, the SEC, as the case may be.

4. The sole stockholder of the Corporation is Blue Global Markets Holdings, Inc.

BYLAWS

OF

BATS GLOBAL MARKETS HOLDINGS, INC.

Dated as of January 31, 2014

TABLE OF CONTENTS

ARTICLE I

STOCKHOLDERS

1.1 Place of Meetings. All meetings of stockholders shall be held at such place as may be designated from time to time by the board of directors (the "**Board of Directors**") of BATS Global Markets Holdings, Inc. (the "**Corporation**"), the chairman of the Board of Directors (the "**Chairman**"), the chief executive officer (the "**Chief Executive Officer**") or the president (the "**President**") or, if not so designated, at the principal office of the Corporation.

1.2 Annual Meeting. The annual meeting of stockholders for the election of directors and for the transaction of such other business as may properly be brought before the meeting shall be held on a date and at a time designated by the Board of Directors, the Chairman, the Chief Executive Officer or the President (which date shall not be a legal holiday in the place where the meeting is to be held).

1.3 Special Meetings. Special meetings of stockholders for any purpose or purposes may be called at any time by only the Board of Directors, the Chairman, the Chief Executive Officer or the President, and may not be called by any other person or persons. The Board of Directors may postpone or reschedule any previously scheduled special meeting of stockholders. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.

1.4 Notice of Meetings. Except as otherwise provided by law, notice of each meeting of stockholders, whether annual or special, shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. Without limiting the manner by which notice otherwise may be given to stockholders, any notice shall be effective if given by a form of electronic transmission consented to (in a manner consistent with the General Corporation Law of the State of Delaware) by the stockholder to whom the notice is given. The notices of all meetings shall state the place, if any, date and time of the meeting and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting. The notice of a special meeting shall state, in addition, the purpose or purposes for which the meeting is called. If notice is given by mail, such notice shall be deemed given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the Corporation. If notice is given by electronic transmission, such notice shall be deemed given at the time specified in Section 232 of the General Corporation Law of the State of Delaware.

1.5 Voting List. The secretary of the Corporation (the "**Secretary**") shall prepare, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least 10 days prior to the meeting: (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the principal place of business of the Corporation. If the meeting is to be held at a physical location (and not solely by means of remote communication), then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. The list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

1.6 Quorum. Except as otherwise provided by law, the certificate of incorporation of the Corporation (the "**Certificate of Incorporation**") or these bylaws (these "**Bylaws**"), the holders of a majority in voting power of the shares of the capital stock of the Corporation issued and outstanding and entitled to vote at the meeting, present in person, present by means of remote communication in a manner, if any, authorized by the Board of Directors in its sole discretion, or represented by proxy, shall constitute a quorum for the transaction of business; provided, however, that where a separate vote by a class or classes or series of capital stock is required by law or the Certificate of Incorporation, the holders of a majority in voting power of the shares of such class or classes or series of the capital stock of the Corporation issued and outstanding and entitled to vote on such matter, present in person, present by means of remote communication in a manner, if any, authorized by the Board of Directors in its sole discretion, or represented by proxy, shall constitute a quorum entitled to take action with respect to the vote on such matter. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum.

1.7 Adjournments. Any meeting of stockholders may be adjourned from time to time to any other time and to any other place at which a meeting of stockholders may be held under these Bylaws by the chairman of the meeting or by the stockholders present or represented at the meeting and entitled to vote, although less than a quorum. It shall not be necessary to notify any stockholder of any adjournment of less than 30 days if the time and place, if any, of the adjourned meeting, and the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting, are announced at the meeting at which adjournment is taken, unless after the adjournment a new record date is fixed for the adjourned meeting. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting.

1.8 Voting and Proxies. Each stockholder shall have one vote for each share of stock entitled to vote held of record by such stockholder and a proportionate vote for each fractional share so held, unless otherwise provided by law or the Certificate of Incorporation. Each stockholder of record entitled to vote at a meeting of stockholders, or to express consent or dissent to corporate action without a meeting, may vote or express such consent or dissent in person (including by means of remote communications, if any, by which stockholders may be deemed to be present in person and vote at such meeting) or may authorize another person or persons to vote or act for such stockholder by a proxy executed or transmitted in a manner permitted by the General Corporation Law of the State of Delaware by the stockholder or such stockholder's authorized agent and delivered (including by electronic transmission) to the Secretary. No such proxy shall be voted or acted upon after three years from the date of its execution, unless the proxy expressly provides for a longer period.

1.9 Action at Meeting. When a quorum is present at any meeting, any matter other than the election of directors to be voted upon by the stockholders at such meeting shall be decided by the vote of the holders of shares of stock having a majority in voting power of the votes cast by the holders of all of the shares of stock present or represented at the meeting and voting affirmatively or negatively on such matter (or if there are two or more classes or series of stock entitled to vote as separate classes, then in the case of each such class or series, the holders of a majority in voting power of the shares of stock of that class or series present or represented at the meeting and voting affirmatively or negatively on such matter), except when a different vote is required by law, the Certificate of Incorporation or these Bylaws. When a quorum is present at any meeting, any election by stockholders of directors shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election.

1.10 Conduct of Meetings.

(a) Chairman of Meeting. Meetings of stockholders shall be presided over by the Chairman , if any, or in the Chairman's absence by the vice chairman of the Board of Directors (the "**Vice Chairman**"), if any, or in the Vice Chairman's absence by the Chief Executive Officer, or in the Chief Executive Officer's absence, by the President, or in the President's absence by a vice president of the Corporation (a "**Vice President**"), or in the absence of all of the foregoing persons by a chairman designated by the Board of Directors, or in the absence of such designation by a chairman chosen by vote of the stockholders at the meeting. The Secretary shall act as secretary of the meeting, but in the Secretary's absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

(b) Rules, Regulations and Procedures. The Board of Directors may adopt by resolution such rules, regulations and procedures for the conduct of any meeting of stockholders of the Corporation as it shall deem appropriate including, without limitation, such guidelines and procedures as it may deem appropriate regarding the participation by means of remote communication of stockholders and proxyholders not physically present at a meeting. Except to the extent inconsistent with such rules, regulations and procedures as adopted by the Board of Directors, the chairman of any meeting of stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as shall be determined; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

1.11 Action without Meeting.

(a) Taking of Action by Consent. Any action required or permitted to be taken at any annual or special meeting of stockholders of the Corporation may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on such action were present and voted. Except as otherwise provided by the Certificate of Incorporation, stockholders may act by written consent to elect directors; provided, however, that, if such consent is less than unanimous, such action by written consent may be in lieu of holding an annual meeting only if all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action.

(b) Electronic Transmission of Consents. A telegram, cablegram or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for the purposes of this Section 1.11, provided that any such telegram, cablegram or other electronic transmission sets forth or is delivered with information from which the Corporation can determine (i) that the telegram, cablegram or other electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder or proxyholder and (ii) the date on which such stockholder or proxyholder or authorized person or persons transmitted such telegram, cablegram or electronic transmission. The date on which such telegram, cablegram or electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by telegram, cablegram or other electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be made by hand or by certified or registered mail, return receipt requested. Notwithstanding the foregoing limitations on delivery, consents given by telegram, cablegram or other electronic transmission may be otherwise delivered to the principal place of business of the Corporation or to an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded if, to the extent and in the manner provided by resolution of the Board of Directors. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

(c) Notice of Taking of Corporate Action. Prompt notice of the taking of corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation.

ARTICLE II

DIRECTORS

2.1 General Powers. The business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors, who may exercise all of the powers of the corporation except as otherwise provided by law or the Certificate of Incorporation.

2.2 Number, Election and Qualification. The number of directors of the corporation shall be established from time to time by the stockholders or the Board of Directors. The directors shall be elected at the annual meeting of stockholders by such stockholders as have the right to vote on such election. Election of directors need not be by written ballot. Directors need not be stockholders of the Corporation.

2.3 Chairman; Vice Chairman. The Board of Directors may appoint from its members a Chairman and a Vice Chairman, neither of whom need be an employee or officer of the Corporation. If the Board of Directors appoints a Chairman, such Chairman shall perform such duties and possess such powers as are assigned by the Board of Directors and, if the Chairman is also designated as the corporation's Chief Executive Officer, shall have the powers and duties of the Chief Executive Officer prescribed in Section 3.7 of these Bylaws. If the Board of Directors appoints a Vice Chairman, such Vice Chairman shall perform such duties and possess such powers as are assigned by the Board of Directors. Unless otherwise provided by the Board of Directors, the Chairman or, in the Chairman's absence, the Vice Chairman , if any, shall preside at all meetings of the Board of Directors.

2.4 Tenure. Each director shall hold office until the next annual meeting of stockholders and until a successor is elected and qualified, or until such director's earlier death, resignation or removal.

2.5 Quorum. The greater of (a) a majority of the directors at any time in office and (b) one-third of the number of directors fixed pursuant to Section 2.2 of these Bylaws shall constitute a quorum of the Board of Directors. If at any meeting of the Board of Directors there shall be less than such a quorum, a majority of the directors present may adjourn the meeting from time to time without further notice other than announcement at the meeting, until a quorum shall be present.

2.6 Action at Meeting. Every act or decision done or made by a majority of the directors present at a meeting of the Board of Directors duly held at which a quorum is present shall be regarded as the act of the Board of Directors, unless a greater number is required by law or by the Certificate of Incorporation.

2.7 Removal. Except as otherwise provided by the General Corporation Law of the State of Delaware, any one or more or all of the directors of the Corporation may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except that the directors elected by the holders of a particular class or series of stock may be removed without cause only by vote of the holders of a majority of the outstanding shares of such class or series.

2.8 Vacancies. Unless and until filled by the stockholders, any vacancy or newly-created directorship on the Board of Directors, however occurring, may be filled by vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director. A director elected to fill a vacancy shall be elected for the unexpired term of such director's predecessor in office, and a director chosen to fill a position resulting from a newly-created directorship shall hold office until the next annual meeting of stockholders and until a successor is elected and qualified, or until such director's earlier death, resignation or removal.

2.9 Resignation. Any director may resign by delivering a resignation in writing or by electronic transmission to the Corporation at its principal office or to the Chairman, the Chief Executive Officer, the President or the Secretary. Such resignation shall be effective upon delivery unless it is specified to be effective at some later time or upon the happening of some later event.

2.10 Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such time and place as shall be determined from time to time by the Board of Directors; provided that any director who is absent when such a determination is made shall be given notice of the determination. A regular meeting of the Board of Directors may be held without notice immediately after and at the same place as the annual meeting of stockholders.

2.11 Special Meetings. Special meetings of the Board of Directors may be held at any time and place designated in a call by the Chairman, the Chief Executive Officer, the President, two or more directors, or by one director in the event that there is only a single director in office.

2.12 Notice of Special Meetings. Notice of the date, place, if any, and time of any special meeting of directors shall be given to each director by the Secretary or by the officer or one of the directors calling the meeting. Notice shall be duly given to each director (a) in person or by telephone at least 24 hours in advance of the meeting, (b) by sending written notice by reputable overnight courier, telecopy, facsimile or electronic transmission, or delivering written notice by hand, to such director's last known business, home or electronic transmission address at least 48 hours in advance of the meeting, or (c) by sending written notice by first-class mail to such director's last known business or home address at least 72 hours in advance of the meeting. A notice or waiver of notice of a meeting of the Board of Directors need not specify the purposes of the meeting.

2.13 Meetings by Conference Communications Equipment. Directors may participate in meetings of the Board of Directors or any committee thereof by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation by such means shall constitute presence in person at such meeting.

2.14 Action by Consent. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent to the action in writing or by electronic transmission, and the written consents or electronic transmissions are filed with the minutes of proceedings of the Board of Directors or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

2.15 Provisions Regarding the Election of Directors of Subsidiaries.

(a) Subject to this Section 2.15: (i) the Board of Directors may constitute any officer of the Corporation as the Corporation's proxy, with power of substitution, to vote the equity of any subsidiary of the Corporation and to exercise, on behalf of the Corporation, any and all rights and powers incident to the ownership of that equity, including the authority to execute and deliver proxies, waivers and consents; (ii) in the absence of specific action by the Board of Directors, the Chief Executive Officer shall have authority to represent the Corporation and to vote, on behalf of the Corporation, the equity of other entities, both domestic and foreign, held by the Corporation; and (iii) the Chief Executive Officer shall also have the authority to exercise any and all rights incident to the ownership of that equity, including the authority to execute and deliver proxies, waivers and consents.

(b) At any meeting of the stockholders of BATS Exchange, Inc. held for the purpose of electing directors and members of the Member Nominating Committee of BATS Exchange, Inc. (as set forth in the Bylaws of BATS Exchange, Inc., the **"BZX Member Nominating Committee"**), or in the event written consents are solicited or otherwise sought from the stockholders of BATS Exchange, Inc. with respect thereto, the Corporation shall cause all outstanding shares of BATS Exchange, Inc. owned by the Corporation and entitled to vote at such election to be voted in favor of only those BATS Exchange, Inc. member representative directors and nominees for the BZX Member Nominating Committee nominated in accordance with the Bylaws of BATS Exchange, Inc. and, with respect to any such written consents, shall cause to be validly executed only such written consents electing only such directors and members of the BZX Member Nominating Committee.

(c) At any meeting of the stockholders of BATS Y-Exchange, Inc. held for the purpose of electing directors and members of the Member Nominating Committee of BATS Y-Exchange, Inc. (as set forth in the Bylaws of BATS Y-Exchange, Inc., the **"BYX Member Nominating Committee"**), or in the event written consents are solicited or otherwise sought from the stockholders of BATS Y-Exchange, Inc. with respect thereto, the Corporation shall cause all outstanding shares of BATS Y-Exchange, Inc. owned by the Corporation and entitled to vote at such election to be voted in favor of only those BATS Y-Exchange, Inc. member representative directors and nominees for the BYX Member Nominating Committee nominated in accordance with the Bylaws of BATS Y-Exchange, Inc. and, with respect to any such written consents, shall cause to be validly executed only such written consents electing only such directors and members of the BYX Member Nominating Committee.

ARTICLE III

OFFICERS

3.1 Titles. The officers of the Corporation shall consist of a Chief Executive Officer, a President, a Secretary, a Treasurer and such other officers with such other titles as the Board of Directors shall determine, including one or more Vice Presidents. The Board of Directors may appoint such other officers as it may deem appropriate.

3.2 Election. The Chief Executive Officer, President, Treasurer and Secretary shall be elected annually by the Board of Directors at its first meeting following the annual meeting of stockholders. Other officers may be appointed by the Board of Directors at such meeting or at any other meeting.

3.3 Qualification. No officer need be a stockholder. Any two or more offices may be held by the same person.

3.4 Tenure. Except as otherwise provided by law, by the Certificate of Incorporation or by these Bylaws, each officer shall hold office until such officer's successor is elected and qualified, unless a different term is specified in the resolution electing or appointing such officer, or until such officer's earlier death, resignation or removal.

3.5 Resignation and Removal. Any officer may resign by delivering a written resignation to the Corporation at its principal office or to the Chief Executive Officer, the President or the Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some later time or upon the happening of some later event. Any officer may be removed at any time, with or without cause, by vote of a majority of the directors then in office. Except as the Board of Directors may otherwise determine, no officer who resigns or is removed shall have any right to any compensation as an officer for any period following such officer's resignation or removal, or any right to damages on account of such removal, whether such officer's compensation be by the month or by the year or otherwise, unless such compensation is expressly provided for in a duly authorized written agreement with the Corporation.

3.6 Vacancies. The Board of Directors may fill any vacancy occurring in any office for any reason and may, in its discretion, leave unfilled for such period as it may determine any offices other than those of Chief Executive Officer, President, Treasurer and Secretary. Each such successor shall hold office for the unexpired term of such officer's predecessor and until a successor is elected and qualified, or until such officer's earlier death, resignation or removal.

3.7 President; Chief Executive Officer. Unless the Board of Directors has designated another person as the Corporation's Chief Executive Officer, the President shall be the Chief Executive Officer. The Chief Executive Officer shall have general charge and supervision of the business of the Corporation subject to the direction of the Board of Directors, and shall perform all duties and have all powers that are commonly incident to the office of chief executive or that are delegated to such officer by the Board of Directors. The President shall perform such other duties and shall have such other powers as the Board of Directors or the Chief Executive Officer (if the President is not the Chief Executive Officer) may from time to time prescribe. In the event of the absence, inability or refusal to act of the Chief Executive Officer or the President (if the President is not the Chief Executive Officer), the Vice President (or if there shall be more than one, the Vice Presidents in the order determined by the Board of Directors) shall perform the duties of the Chief Executive Officer and when so performing such duties shall have all the powers of and be subject to all the restrictions upon the Chief Executive Officer.

3.8 Vice Presidents. Each Vice President shall perform such duties and possess such powers as the Board of Directors or the Chief Executive Officer may from time to time prescribe. The Board of Directors may assign to any Vice President the title of Executive Vice President, Senior Vice President or any other title selected by the Board of Directors.

3.9 Secretary. The Secretary shall perform such duties and shall have such powers as the Board of Directors or the Chief Executive Officer may from time to time prescribe. In addition, the Secretary shall perform such duties and have such powers as are incident to the office of the secretary, including without limitation the duty and power to give notices of all meetings of stockholders and special meetings of the Board of Directors, to attend all meetings of stockholders and the Board of Directors and keep a record of the proceedings, to maintain a stock ledger and prepare lists of stockholders and their addresses as required, to be custodian of corporate records and the corporate seal and to affix and attest to the same on documents. In the absence of the Secretary at any meeting of stockholders or directors, the chairman of the meeting shall designate a temporary secretary to keep a record of the meeting.

3.10 Treasurer. The Treasurer shall perform such duties and shall have such powers as may from time to time be assigned by the Board of Directors or the Chief Executive Officer. In addition, the Treasurer shall perform such duties and have such powers as are incident to the office of treasurer, including without limitation the duty and power to keep and be responsible for all funds and securities of the Corporation, to deposit funds of the Corporation in depositories selected in accordance with these Bylaws, to disburse such funds as ordered by the Board of Directors, to make proper accounts of such funds, and to render as required by the Board of Directors statements of all such transactions and of the financial condition of the Corporation.

3.11 Salaries. Officers of the Corporation shall be entitled to such salaries, compensation or reimbursement as shall be fixed or allowed from time to time by the Board of Directors.

3.12 Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

ARTICLE IV

CAPITAL STOCK

4.1 Issuance of Stock. Subject to the provisions of the Certificate of Incorporation, the whole or any part of any unissued balance of the authorized capital stock of the Corporation or the whole or any part of any shares of the authorized capital stock of the Corporation held in the Corporation's treasury may be issued, sold, transferred or otherwise disposed of by vote of the Board of Directors in such manner, for such lawful consideration and on such terms as the Board of Directors may determine.

4.2 Stock Certificates; Uncertificated Shares.

(a) The shares of the Corporation may be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of the Corporation's stock shall be uncertificated shares. Every holder of stock of the Corporation represented by certificates shall be entitled to have a certificate, in such form as may be prescribed by law and by the Board of Directors, representing the number of shares held by such holder registered in certificate form. Each such certificate shall be signed in a manner that complies with Section 158 of the General Corporation Law of the State of Delaware.

(b) Each certificate for shares of stock which are subject to any restriction on transfer pursuant to the Certificate of Incorporation, these Bylaws, applicable securities laws or any agreement among any number of stockholders or among such holders and the Corporation shall have conspicuously noted on the face or back of the certificate either the full text of the restriction or a statement of the existence of such restriction.

(c) If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of each certificate representing shares of such class or series of stock, provided that in lieu of the foregoing requirements there may be set forth on the face or back of each certificate representing shares of such class or series of stock a statement that the Corporation will furnish without charge to each stockholder who so requests a copy of the full text of the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

(d) Within a reasonable time after the issuance or transfer of uncertificated shares, the Corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to Sections 151, 202(a) or 218(a) of the General Corporation Law of the State of Delaware or, with respect to Section 151 of General Corporation Law of the State of Delaware, a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

4.3 Transfers. Shares of stock of the Corporation shall be transferable in the manner prescribed by law and in these Bylaws. Transfers of shares of stock of the Corporation shall be made only on the books of the Corporation or by transfer agents designated to transfer shares of stock of the Corporation. Subject to applicable law, shares of stock represented by certificates shall be transferred only on the books of the Corporation by the surrender to the Corporation or its transfer agent of the certificate representing such shares properly endorsed or accompanied by a written assignment or power of attorney properly executed, and with such proof of authority or the authenticity of signature as the Corporation or its transfer agent may reasonably require. Except as may be otherwise required by law, by the Certificate of Incorporation or by these Bylaws, the Corporation shall be entitled to treat the record holder of stock as shown on its books as the owner of such stock for all purposes, including the payment of dividends and the right to vote with respect to such stock, regardless of any transfer, pledge or other disposition of such stock until the shares have been transferred on the books of the Corporation in accordance with the requirements of these Bylaws.

4.4 Lost, Stolen or Destroyed Certificates. The Corporation may issue a new certificate of stock in place of any previously issued certificate alleged to have been lost, stolen or destroyed, upon such terms and conditions as the Board of Directors may prescribe, including the presentation of reasonable evidence of such loss, theft or destruction and the giving of such indemnity and posting of such bond as the Board of Directors may require for the protection of the Corporation or any transfer agent or registrar.

4.5 Record Date. The Board of Directors may fix in advance a date as a record date for the determination of the stockholders entitled to notice of or to vote at any meeting of stockholders or to express consent (or dissent) to corporate action without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action. Such record date shall not precede the date on which the resolution fixing the record date is adopted, and such record date shall not be more than 60 nor less than 10 days before the date of such meeting, nor more than 10 days after the date of adoption of a record date for a consent without a meeting, nor more than 60 days prior to any other action to which such record date relates. If no record date is fixed, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day before the day on which notice is given, or, if notice is waived, at the close of business on the day before the day on which the meeting is held. If no record date is fixed, the record date for determining stockholders entitled to express consent to corporate action without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first consent is properly delivered to the Corporation. If no record date is fixed, the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating to such purpose. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

4.6 Regulations; Limitations on Dividends.

(a) The issue, transfer, conversion and registration of shares of stock of the Corporation shall be governed by such other regulations as the Board of Directors may establish.

(b) The Corporation shall not make a dividend payment to any stockholder of the Corporation if, and to the extent, such dividend payment would violate the General Corporation Law of the State of Delaware or other applicable law.

ARTICLE V

GENERAL PROVISIONS

5.1 Fiscal Year. Except as from time to time otherwise designated by the Board of Directors, the fiscal year of the Corporation shall begin on the first day of January of each year and end on the last day of December in each year.

5.2 Corporate Seal. The corporate seal shall be in such form as shall be approved by the Board of Directors.

5.3 Waiver of Notice. Whenever notice is required to be given by law, by the Certificate of Incorporation or by these Bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before, at or after the time of the event for which notice is to be given, shall be deemed equivalent to notice required to be given to such person. Neither the business nor the purpose of any meeting need be specified in any such waiver. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

5.4 Voting of Securities. Except as the Board of Directors may otherwise designate, the Chief Executive Officer, the President or the Treasurer may waive notice of, vote, or appoint any person or persons to vote, on behalf of the Corporation at, and act as, or appoint any person or persons to act as, proxy or attorney-in-fact for this Corporation (with or without power of substitution) at, any meeting of stockholders or securityholders of any other entity, the securities of which may be held by this Corporation.

5.5 Evidence of Authority. A certificate by the Secretary or a temporary Secretary, as to any action taken by the stockholders, directors, a committee or any officer or representative of the Corporation shall as to all persons who rely on the certificate in good faith be conclusive evidence of such action.

5.6 Severability. Any determination that any provision of these Bylaws is for any reason inapplicable, illegal or ineffective shall not affect or invalidate any other provision of these Bylaws.

5.7 Pronouns. All pronouns used in these Bylaws shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person or persons may require.

5.8 Books and Records.

(a) To the fullest extent permitted by law, all books and records of an Exchange Subsidiary reflecting confidential information pertaining to the self-regulatory function of such Exchange Subsidiary (including disciplinary matters, trading data, trading practices and audit information) that shall come into the possession of the Corporation, and the information contained in those books and records, shall be retained in confidence by the Corporation, the stockholders of the Corporation, the Board of Directors, officers, employees and agents of the Corporation and shall not be used for any non-regulatory purposes. For purpose of these Bylaws, "**Exchange Subsidiary**" shall mean any subsidiary of the Corporation that is registered with the Securities and Exchange Commission (the "**SEC**") as a national securities exchange as provided in Section 6 of the Securities Exchange Act of 1934 (the "**Exchange Act**"). Notwithstanding the foregoing sentences, nothing herein shall be interpreted so as to limit or impede the rights of the SEC or any Exchange Subsidiary to access and examine such confidential information pursuant to the U.S. federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of any officers, directors, agents, employees or stockholders of the Corporation to disclose such information to the SEC or an Exchange Subsidiary.

(b) All books and records of the Corporation shall be maintained at a location within the United States. To the extent they are related to the operation or administration of an Exchange Subsidiary, the books, records, premises, officers, directors, agents, and employees of the Corporation shall be deemed to be the books, records, premises, officers, directors, agents and employees of such Exchange Subsidiary for the purpose of, and subject to oversight pursuant to, the Exchange Act. For so long as the Corporation shall control, directly or indirectly, an Exchange Subsidiary, the Corporation's books and records shall be subject at all times to inspection and copying by the SEC and the applicable Exchange Subsidiary, provided that such books and records are related to the operation or administration of an Exchange Subsidiary.

ARTICLE VI

AMENDMENTS

6.1 By the Board of Directors. These Bylaws may be altered, amended or repealed, in whole or in part, or new Bylaws may be adopted by the Board of Directors.

6.2 By the Stockholders. These Bylaws may be altered, amended or repealed, in whole or in part, or new Bylaws may be adopted, by the affirmative vote of the holders of a majority of the shares of the capital stock of the Corporation issued and outstanding and entitled to vote at any annual meeting of stockholders, or at any special meeting of stockholders, provided notice of such alteration, amendment, repeal or adoption of new Bylaws shall have been stated in the notice of such special meeting.

6.3 Exceptions and Limitations. The approval contemplated by this Article VI shall not be required to the extent that: (a) such approval requirements would cause the Corporation not to be in compliance with U.S. federal securities laws and the rules and regulations thereunder; or (b) would adversely impact the regulatory authority of an Exchange Subsidiary.

6.4 For so long as the Corporation shall control, directly or indirectly, an Exchange Subsidiary, before any amendment to or repeal of any provision of these Bylaws shall be effective, those changes shall be submitted to the board of directors of each Exchange Subsidiary and if the same must be filed with, or filed with and approved by, the SEC before the changes may be effective under Section 19 of the Exchange Act and the rules promulgated under the Exchange Act or otherwise, then the proposed changes to these Bylaws shall not be effective until filed with, or filed with and approved by, the SEC, as the case may be.

ARTICLE VII

SRO FUNCTION

7.1 Preservation of Independence. For so long as the Corporation shall, directly or indirectly, control an Exchange Subsidiary, the Board of Directors, officers, employees and agents of the Corporation shall give due regard to the preservation of the independence of the self-regulatory function of such Exchange Subsidiary, as well as to its obligations to investors and the general public and shall not take any actions that would interfere with the effectuation of any decisions by a board of directors of an Exchange Subsidiary relating to its regulatory functions (including disciplinary matters) or which would interfere with the ability of such Exchange Subsidiary to carry out its responsibilities under the Exchange Act. To the fullest extent permitted by law, no present or past director, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other person shall have any rights against the Corporation or any director, officer, employee or agent of the Corporation under this Section 7.1.

7.2 Compliance with Securities Laws; Cooperation with the SEC. The Corporation shall comply with the U.S. federal securities laws and the rules and regulations thereunder and shall cooperate with the SEC and each Exchange Subsidiary, as applicable, pursuant to and to the extent of their respective regulatory authority. The officers, directors, employees and agents of the Corporation, by virtue of their acceptance of such position, shall be deemed to agree (i) to comply with the U.S. federal securities laws and the rules and regulations thereunder and (ii) to cooperate with the SEC and each Exchange Subsidiary in respect of the SEC's oversight responsibilities regarding the Exchange Subsidiaries and the self-regulatory functions and responsibilities of the Exchange Subsidiaries. The Corporation shall take reasonable steps necessary to cause its officers, directors, employees and agents to so cooperate. To the fullest extent permitted by law, no present or past director, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other person shall have any rights against the Corporation or any director, officer, employee or agent of the Corporation under this Section 7.2.

7.3 Consent to Jurisdiction. To the fullest extent permitted by law, the Corporation and its officers, directors, employees and agents, by virtue of their acceptance of such position, shall be deemed to irrevocably submit to the jurisdiction of the United States federal courts, the SEC, each Exchange Subsidiary, as applicable, for the purposes of any suit, action or proceeding pursuant to the U.S. federal securities laws and the rules and regulations thereunder arising out of, or relating to, the activities of an Exchange Subsidiary, and by virtue of their acceptance of any such position, shall be deemed to waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that it or they are not personally subject to the jurisdiction of the United States federal courts, the SEC and the Exchange Subsidiaries that the suit, action or proceeding is an inconvenient forum or that the venue of the suit, action or proceeding is improper, or that the subject matter of that suit, action or proceeding may not be enforced in or by such courts or agency. The Corporation and its officers, directors, employees and agents also agree that they will maintain an agent, in the United States, for the service of process of a claim arising out of, or relating to, the activities of an Exchange Subsidiary.

7.4 Consent to Applicability. The Corporation shall take reasonable steps necessary to cause its current officers, directors, employees and agents and prospective officers, directors, employees and agents prior to such person's employment, appointment or otherwise, to consent in writing to the applicability of Section 5.8 of these Bylaws and this Article VII with respect to activities related to an Exchange Subsidiary.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "BATS GLOBAL MARKETS HOLDINGS, INC.", FILED IN THIS OFFICE ON THE NINETEENTH DAY OF FEBRUARY, A.D. 2016, AT 9:17 O`CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.


Jeffrey W. Bullock, Secretary of State


SECRETARY'S OFFICE
DELAWARE

4381465 8100
SR# 20160942104

Authentication: 201871759
Date: 02-23-16

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:17 AM 02/19/2016
FILED 09:17 AM 02/19/2016
SR 20160942104 - File Number 4381465

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of

BATS GLOBAL MARKETS HOLDINGS, INC.

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered " FIRST " so that, as amended, said Article shall be and read as follows:

FIRST: The name of the Corporation is Bats Global Markets Holdings, Inc. (the "Corporation").

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 12TH day of FEBRUARY, 2016.



By: ______________________
Authorized Officer

Title: President

Name: Chris Concannon
Print or Type

AMENDED AND RESTATED BYLAWS

OF

BATS GLOBAL MARKETS HOLDINGS, INC.

Dated as of February 19, 2016

TABLE OF CONTENTS

ARTICLE I

STOCKHOLDERS

1.1 Place of Meetings. All meetings of stockholders shall be held at such place as may be designated from time to time by the board of directors (the "**Board of Directors**") of Bats Global Markets Holdings, Inc. (the "**Corporation**"), the chairman of the Board of Directors (the "**Chairman**"), the chief executive officer (the "**Chief Executive Officer**") or the president (the "**President**") or, if not so designated, at the principal office of the Corporation.

1.2 Annual Meeting. The annual meeting of stockholders for the election of directors and for the transaction of such other business as may properly be brought before the meeting shall be held on a date and at a time designated by the Board of Directors, the Chairman, the Chief Executive Officer or the President (which date shall not be a legal holiday in the place where the meeting is to be held).

1.3 Special Meetings. Special meetings of stockholders for any purpose or purposes may be called at any time by only the Board of Directors, the Chairman, the Chief Executive Officer or the President, and may not be called by any other person or persons. The Board of Directors may postpone or reschedule any previously scheduled special meeting of stockholders. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.

1.4 Notice of Meetings. Except as otherwise provided by law, notice of each meeting of stockholders, whether annual or special, shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. Without limiting the manner by which notice otherwise may be given to stockholders, any notice shall be effective if given by a form of electronic transmission consented to (in a manner consistent with the General Corporation Law of the State of Delaware) by the stockholder to whom the notice is given. The notices of all meetings shall state the place, if any, date and time of the meeting and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting. The notice of a special meeting shall state, in addition, the purpose or purposes for which the meeting is called. If notice is given by mail, such notice shall be deemed given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the Corporation. If notice is given by electronic transmission, such notice shall be deemed given at the time specified in Section 232 of the General Corporation Law of the State of Delaware.

1.5 Voting List. The secretary of the Corporation (the "**Secretary**") shall prepare, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least 10 days prior to the meeting: (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the principal place of business of the Corporation. If the meeting is to be held at a physical location (and not solely by means of remote communication), then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. The list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

1.6 Quorum. Except as otherwise provided by law, the certificate of incorporation of the Corporation (the "**Certificate of Incorporation**") or these bylaws (these "**Bylaws**"), the holders of a majority in voting power of the shares of the capital stock of the Corporation issued and outstanding and entitled to vote at the meeting, present in person, present by means of remote communication in a manner, if any, authorized by the Board of Directors in its sole discretion, or represented by proxy, shall constitute a quorum for the transaction of business; provided, however, that where a separate vote by a class or classes or series of capital stock is required by law or the Certificate of Incorporation, the holders of a majority in voting power of the shares of such class or classes or series of the capital stock of the Corporation issued and outstanding and entitled to vote on such matter, present in person, present by means of remote communication in a manner, if any, authorized by the Board of Directors in its sole discretion, or represented by proxy, shall constitute a quorum entitled to take action with respect to the vote on such matter. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum.

1.7 Adjournments. Any meeting of stockholders may be adjourned from time to time to any other time and to any other place at which a meeting of stockholders may be held under these Bylaws by the chairman of the meeting or by the stockholders present or represented at the meeting and entitled to vote, although less than a quorum. It shall not be necessary to notify any stockholder of any adjournment of less than 30 days if the time and place, if any, of the adjourned meeting, and the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting, are announced at the meeting at which adjournment is taken, unless after the adjournment a new record date is fixed for the adjourned meeting. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting.

1.8 Voting and Proxies. Each stockholder shall have one vote for each share of stock entitled to vote held of record by such stockholder and a proportionate vote for each fractional share so held, unless otherwise provided by law or the Certificate of Incorporation. Each stockholder of record entitled to vote at a meeting of stockholders, or to express consent or dissent to corporate action without a meeting, may vote or express such consent or dissent in person (including by means of remote communications, if any, by which stockholders may be deemed to be present in person and vote at such meeting) or may authorize another person or persons to vote or act for such stockholder by a proxy executed or transmitted in a manner permitted by the General Corporation Law of the State of Delaware by the stockholder or such stockholder's authorized agent and delivered (including by electronic transmission) to the Secretary. No such proxy shall be voted or acted upon after three years from the date of its execution, unless the proxy expressly provides for a longer period.

1.9 Action at Meeting. When a quorum is present at any meeting, any matter other than the election of directors to be voted upon by the stockholders at such meeting shall be decided by the vote of the holders of shares of stock having a majority in voting power of the votes cast by the holders of all of the shares of stock present or represented at the meeting and voting affirmatively or negatively on such matter (or if there are two or more classes or series of stock entitled to vote as separate classes, then in the case of each such class or series, the holders of a majority in voting power of the shares of stock of that class or series present or represented at the meeting and voting affirmatively or negatively on such matter), except when a different vote is required by law, the Certificate of Incorporation or these Bylaws. When a quorum is present at any meeting, any election by stockholders of directors shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election.

1.10 Conduct of Meetings.

(a) Chairman of Meeting. Meetings of stockholders shall be presided over by the Chairman , if any, or in the Chairman's absence by the vice chairman of the Board of Directors (the "**Vice Chairman**"), if any, or in the Vice Chairman's absence by the Chief Executive Officer, or in the Chief Executive Officer's absence, by the President, or in the President's absence by a vice president of the Corporation (a "**Vice President**"), or in the absence of all of the foregoing persons by a chairman designated by the Board of Directors, or in the absence of such designation by a chairman chosen by vote of the stockholders at the meeting. The Secretary shall act as secretary of the meeting, but in the Secretary's absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

(b) Rules, Regulations and Procedures. The Board of Directors may adopt by resolution such rules, regulations and procedures for the conduct of any meeting of stockholders of the Corporation as it shall deem appropriate including, without limitation, such guidelines and procedures as it may deem appropriate regarding the participation by means of remote communication of stockholders and proxyholders not physically present at a meeting. Except to the extent inconsistent with such rules, regulations and procedures as adopted by the Board of Directors, the chairman of any meeting of stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as shall be determined; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

1.11 Action without Meeting.

(a) Taking of Action by Consent. Any action required or permitted to be taken at any annual or special meeting of stockholders of the Corporation may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on such action were present and voted. Except as otherwise provided by the Certificate of Incorporation, stockholders may act by written consent to elect directors; provided, however, that, if such consent is less than unanimous, such action by written consent may be in lieu of holding an annual meeting only if all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action.

(b) Electronic Transmission of Consents. A telegram, cablegram or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for the purposes of this Section 1.11, provided that any such telegram, cablegram or other electronic transmission sets forth or is delivered with information from which the Corporation can determine (i) that the telegram, cablegram or other electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder or proxyholder and (ii) the date on which such stockholder or proxyholder or authorized person or persons transmitted such telegram, cablegram or electronic transmission. The date on which such telegram, cablegram or electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by telegram, cablegram or other electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be made by hand or by certified or registered mail, return receipt requested. Notwithstanding the foregoing limitations on delivery, consents given by telegram, cablegram or other electronic transmission may be otherwise delivered to the principal place of business of the Corporation or to an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded if, to the extent and in the manner provided by resolution of the Board of Directors. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

(c) Notice of Taking of Corporate Action. Prompt notice of the taking of corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation.

ARTICLE II

DIRECTORS

2.1 General Powers. The business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors, who may exercise all of the powers of the corporation except as otherwise provided by law or the Certificate of Incorporation.

2.2 Number, Election and Qualification. The number of directors of the corporation shall be established from time to time by the stockholders or the Board of Directors. The directors shall be elected at the annual meeting of stockholders by such stockholders as have the right to vote on such election. Election of directors need not be by written ballot. Directors need not be stockholders of the Corporation.

2.3 Chairman; Vice Chairman. The Board of Directors may appoint from its members a Chairman and a Vice Chairman, neither of whom need be an employee or officer of the Corporation. If the Board of Directors appoints a Chairman, such Chairman shall perform such duties and possess such powers as are assigned by the Board of Directors and, if the Chairman is also designated as the corporation's Chief Executive Officer, shall have the powers and duties of the Chief Executive Officer prescribed in Section 3.7 of these Bylaws. If the Board of Directors appoints a Vice Chairman, such Vice Chairman shall perform such duties and possess such powers as are assigned by the Board of Directors. Unless otherwise provided by the Board of Directors, the Chairman or, in the Chairman's absence, the Vice Chairman , if any, shall preside at all meetings of the Board of Directors.

2.4 Tenure. Each director shall hold office until the next annual meeting of stockholders and until a successor is elected and qualified, or until such director's earlier death, resignation or removal.

2.5 Quorum. The greater of (a) a majority of the directors at any time in office and (b) one-third of the number of directors fixed pursuant to Section 2.2 of these Bylaws shall constitute a quorum of the Board of Directors. If at any meeting of the Board of Directors there shall be less than such a quorum, a majority of the directors present may adjourn the meeting from time to time without further notice other than announcement at the meeting, until a quorum shall be present.

2.6 Action at Meeting. Every act or decision done or made by a majority of the directors present at a meeting of the Board of Directors duly held at which a quorum is present shall be regarded as the act of the Board of Directors, unless a greater number is required by law or by the Certificate of Incorporation.

2.7 Removal. Except as otherwise provided by the General Corporation Law of the State of Delaware, any one or more or all of the directors of the Corporation may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except that the directors elected by the holders of a particular class or series of stock may be removed without cause only by vote of the holders of a majority of the outstanding shares of such class or series.

2.8 Vacancies. Unless and until filled by the stockholders, any vacancy or newly-created directorship on the Board of Directors, however occurring, may be filled by vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director. A director elected to fill a vacancy shall be elected for the unexpired term of such director's predecessor in office, and a director chosen to fill a position resulting from a newly-created directorship shall hold office until the next annual meeting of stockholders and until a successor is elected and qualified, or until such director's earlier death, resignation or removal.

2.9 Resignation. Any director may resign by delivering a resignation in writing or by electronic transmission to the Corporation at its principal office or to the Chairman, the Chief Executive Officer, the President or the Secretary. Such resignation shall be effective upon delivery unless it is specified to be effective at some later time or upon the happening of some later event.

2.10 Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such time and place as shall be determined from time to time by the Board of Directors; provided that any director who is absent when such a determination is made shall be given notice of the determination. A regular meeting of the Board of Directors may be held without notice immediately after and at the same place as the annual meeting of stockholders.

2.11 Special Meetings. Special meetings of the Board of Directors may be held at any time and place designated in a call by the Chairman, the Chief Executive Officer, the President, two or more directors, or by one director in the event that there is only a single director in office.

2.12 Notice of Special Meetings. Notice of the date, place, if any, and time of any special meeting of directors shall be given to each director by the Secretary or by the officer or one of the directors calling the meeting. Notice shall be duly given to each director (a) in person or by telephone at least 24 hours in advance of the meeting, (b) by sending written notice by reputable overnight courier, telecopy, facsimile or electronic transmission, or delivering written notice by hand, to such director's last known business, home or electronic transmission address at least 48 hours in advance of the meeting, or (c) by sending written notice by first-class mail to such director's last known business or home address at least 72 hours in advance of the meeting. A notice or waiver of notice of a meeting of the Board of Directors need not specify the purposes of the meeting.

2.13 Meetings by Conference Communications Equipment. Directors may participate in meetings of the Board of Directors or any committee thereof by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation by such means shall constitute presence in person at such meeting.

2.14 Action by Consent. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent to the action in writing or by electronic transmission, and the written consents or electronic transmissions are filed with the minutes of proceedings of the Board of Directors or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

2.15 Provisions Regarding the Election of Directors of Subsidiaries.

(a) Subject to this Section 2.15: (i) the Board of Directors may constitute any officer of the Corporation as the Corporation's proxy, with power of substitution, to vote the equity of any subsidiary of the Corporation and to exercise, on behalf of the Corporation, any and all rights and powers incident to the ownership of that equity, including the authority to execute and deliver proxies, waivers and consents; (ii) in the absence of specific action by the Board of Directors, the Chief Executive Officer shall have authority to represent the Corporation and to vote, on behalf of the Corporation, the equity of other entities, both domestic and foreign, held by the Corporation; and (iii) the Chief Executive Officer shall also have the authority to exercise any and all rights incident to the ownership of that equity, including the authority to execute and deliver proxies, waivers and consents.

(b) At any meeting of the stockholders of Bats BZX Exchange, Inc. held for the purpose of electing directors and members of the Member Nominating Committee of Bats BZX Exchange, Inc. (as set forth in the bylaws of Bats BZX Exchange, Inc., the "**BZX Member Nominating Committee**"), or in the event written consents are solicited or otherwise sought from the stockholders of Bats BZX Exchange, Inc. with respect thereto, the Corporation shall cause all outstanding shares of Bats BZX Exchange, Inc. owned by the Corporation and entitled to vote at such election to be voted in favor of only those Bats BZX Exchange, Inc. member representative directors and nominees for the BZX Member Nominating Committee nominated in accordance with the bylaws of Bats BZX Exchange, Inc. and, with respect to any such written consents, shall cause to be validly executed only such written consents electing only such directors and members of the BZX Member Nominating Committee.

(c) At any meeting of the stockholders of Bats BYX Exchange, Inc. held for the purpose of electing directors and members of the Member Nominating Committee of Bats BYX Exchange, Inc. (as set forth in the bylaws of Bats BYX Exchange, Inc., the "**BYX Member Nominating Committee**"), or in the event written consents are solicited or otherwise sought from the stockholders of Bats BYX Exchange, Inc. with respect thereto, the Corporation shall cause all outstanding shares of Bats BYX Exchange, Inc. owned by the Corporation and entitled to vote at such election to be voted in favor of only those Bats BYX Exchange, Inc. member representative directors and nominees for the BYX Member Nominating Committee nominated in accordance with the bylaws of Bats BYX Exchange, Inc. and, with respect to any such written consents, shall cause to be validly executed only such written consents electing only such directors and members of the BYX Member Nominating Committee.

ARTICLE III

OFFICERS

3.1 Titles. The officers of the Corporation shall consist of a Chief Executive Officer, a President, a Secretary, a Treasurer and such other officers with such other titles as the Board of Directors shall determine, including one or more Vice Presidents. The Board of Directors may appoint such other officers as it may deem appropriate.

3.2 Election. The Chief Executive Officer, President, Treasurer and Secretary shall be elected annually by the Board of Directors at its first meeting following the annual meeting of stockholders. Other officers may be appointed by the Board of Directors at such meeting or at any other meeting.

3.3 Qualification. No officer need be a stockholder. Any two or more offices may be held by the same person.

3.4 Tenure. Except as otherwise provided by law, by the Certificate of Incorporation or by these Bylaws, each officer shall hold office until such officer's successor is elected and qualified, unless a different term is specified in the resolution electing or appointing such officer, or until such officer's earlier death, resignation or removal.

3.5 Resignation and Removal. Any officer may resign by delivering a written resignation to the Corporation at its principal office or to the Chief Executive Officer, the President or the Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some later time or upon the happening of some later event. Any officer may be removed at any time, with or without cause, by vote of a majority of the directors then in office. Except as the Board of Directors may otherwise determine, no officer who resigns or is removed shall have any right to any compensation as an officer for any period following such officer's resignation or removal, or any right to damages on account of such removal, whether such officer's compensation be by the month or by the year or otherwise, unless such compensation is expressly provided for in a duly authorized written agreement with the Corporation.

3.6 Vacancies. The Board of Directors may fill any vacancy occurring in any office for any reason and may, in its discretion, leave unfilled for such period as it may determine any offices other than those of Chief Executive Officer, President, Treasurer and Secretary. Each such successor shall hold office for the unexpired term of such officer's predecessor and until a successor is elected and qualified, or until such officer's earlier death, resignation or removal.

3.7 President; Chief Executive Officer. Unless the Board of Directors has designated another person as the Corporation's Chief Executive Officer, the President shall be the Chief Executive Officer. The Chief Executive Officer shall have general charge and supervision of the business of the Corporation subject to the direction of the Board of Directors, and shall perform all duties and have all powers that are commonly incident to the office of chief executive or that are delegated to such officer by the Board of Directors. The President shall perform such other duties and shall have such other powers as the Board of Directors or the Chief Executive Officer (if the President is not the Chief Executive Officer) may from time to time prescribe. In the event of the absence, inability or refusal to act of the Chief Executive Officer or the President (if the President is not the Chief Executive Officer), the Vice President (or if there shall be more than one, the Vice Presidents in the order determined by the Board of Directors) shall perform the duties of the Chief Executive Officer and when so performing such duties shall have all the powers of and be subject to all the restrictions upon the Chief Executive Officer.

3.8 Vice Presidents. Each Vice President shall perform such duties and possess such powers as the Board of Directors or the Chief Executive Officer may from time to time prescribe. The Board of Directors may assign to any Vice President the title of Executive Vice President, Senior Vice President or any other title selected by the Board of Directors.

3.9 Secretary. The Secretary shall perform such duties and shall have such powers as the Board of Directors or the Chief Executive Officer may from time to time prescribe. In addition, the Secretary shall perform such duties and have such powers as are incident to the office of the secretary, including without limitation the duty and power to give notices of all meetings of stockholders and special meetings of the Board of Directors, to attend all meetings of stockholders and the Board of Directors and keep a record of the proceedings, to maintain a stock ledger and prepare lists of stockholders and their addresses as required, to be custodian of corporate records and the corporate seal and to affix and attest to the same on documents. In the absence of the Secretary at any meeting of stockholders or directors, the chairman of the meeting shall designate a temporary secretary to keep a record of the meeting.

3.10 Treasurer. The Treasurer shall perform such duties and shall have such powers as may from time to time be assigned by the Board of Directors or the Chief Executive Officer. In addition, the Treasurer shall perform such duties and have such powers as are incident to the office of treasurer, including without limitation the duty and power to keep and be responsible for all funds and securities of the Corporation, to deposit funds of the Corporation in depositories selected in accordance with these Bylaws, to disburse such funds as ordered by the Board of Directors, to make proper accounts of such funds, and to render as required by the Board of Directors statements of all such transactions and of the financial condition of the Corporation.

3.11 Salaries. Officers of the Corporation shall be entitled to such salaries, compensation or reimbursement as shall be fixed or allowed from time to time by the Board of Directors.

3.12 Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

ARTICLE IV

CAPITAL STOCK

4.1 Issuance of Stock. Subject to the provisions of the Certificate of Incorporation, the whole or any part of any unissued balance of the authorized capital stock of the Corporation or the whole or any part of any shares of the authorized capital stock of the Corporation held in the Corporation's treasury may be issued, sold, transferred or otherwise disposed of by vote of the Board of Directors in such manner, for such lawful consideration and on such terms as the Board of Directors may determine.

4.2 Stock Certificates; Uncertificated Shares.

(a) The shares of the Corporation may be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of the Corporation's stock shall be uncertificated shares. Every holder of stock of the Corporation represented by certificates shall be entitled to have a certificate, in such form as may be prescribed by law and by the Board of Directors, representing the number of shares held by such holder registered in certificate form. Each such certificate shall be signed in a manner that complies with Section 158 of the General Corporation Law of the State of Delaware.

(b) Each certificate for shares of stock which are subject to any restriction on transfer pursuant to the Certificate of Incorporation, these Bylaws, applicable securities laws or any agreement among any number of stockholders or among such holders and the Corporation shall have conspicuously noted on the face or back of the certificate either the full text of the restriction or a statement of the existence of such restriction.

(c) If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of each certificate representing shares of such class or series of stock, provided that in lieu of the foregoing requirements there may be set forth on the face or back of each certificate representing shares of such class or series of stock a statement that the Corporation will furnish without charge to each stockholder who so requests a copy of the full text of the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

(d) Within a reasonable time after the issuance or transfer of uncertificated shares, the Corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to Sections 151, 202(a) or 218(a) of the General Corporation Law of the State of Delaware or, with respect to Section 151 of General Corporation Law of the State of Delaware, a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

4.3 Transfers. Shares of stock of the Corporation shall be transferable in the manner prescribed by law and in these Bylaws. Transfers of shares of stock of the Corporation shall be made only on the books of the Corporation or by transfer agents designated to transfer shares of stock of the Corporation. Subject to applicable law, shares of stock represented by certificates shall be transferred only on the books of the Corporation by the surrender to the Corporation or its transfer agent of the certificate representing such shares properly endorsed or accompanied by a written assignment or power of attorney properly executed, and with such proof of authority or the authenticity of signature as the Corporation or its transfer agent may reasonably require. Except as may be otherwise required by law, by the Certificate of Incorporation or by these Bylaws, the Corporation shall be entitled to treat the record holder of stock as shown on its books as the owner of such stock for all purposes, including the payment of dividends and the right to vote with respect to such stock, regardless of any transfer, pledge or other disposition of such stock until the shares have been transferred on the books of the Corporation in accordance with the requirements of these Bylaws.

4.4 Lost, Stolen or Destroyed Certificates. The Corporation may issue a new certificate of stock in place of any previously issued certificate alleged to have been lost, stolen or destroyed, upon such terms and conditions as the Board of Directors may prescribe, including the presentation of reasonable evidence of such loss, theft or destruction and the giving of such indemnity and posting of such bond as the Board of Directors may require for the protection of the Corporation or any transfer agent or registrar.

4.5 Record Date. The Board of Directors may fix in advance a date as a record date for the determination of the stockholders entitled to notice of or to vote at any meeting of stockholders or to express consent (or dissent) to corporate action without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action. Such record date shall not precede the date on which the resolution fixing the record date is adopted, and such record date shall not be more than 60 nor less than 10 days before the date of such meeting, nor more than 10 days after the date of adoption of a record date for a consent without a meeting, nor more than 60 days prior to any other action to which such record date relates. If no record date is fixed, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day before the day on which notice is given, or, if notice is waived, at the close of business on the day before the day on which the meeting is held. If no record date is fixed, the record date for determining stockholders entitled to express consent to corporate action without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first consent is properly delivered to the Corporation. If no record date is fixed, the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating to such purpose. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

4.6 Regulations; Limitations on Dividends.

(a) The issue, transfer, conversion and registration of shares of stock of the Corporation shall be governed by such other regulations as the Board of Directors may establish.

(b) The Corporation shall not make a dividend payment to any stockholder of the Corporation if, and to the extent, such dividend payment would violate the General Corporation Law of the State of Delaware or other applicable law.

ARTICLE V

GENERAL PROVISIONS

5.1 Fiscal Year. Except as from time to time otherwise designated by the Board of Directors, the fiscal year of the Corporation shall begin on the first day of January of each year and end on the last day of December in each year.

5.2 Corporate Seal. The corporate seal shall be in such form as shall be approved by the Board of Directors.

5.3 Waiver of Notice. Whenever notice is required to be given by law, by the Certificate of Incorporation or by these Bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before, at or after the time of the event for which notice is to be given, shall be deemed equivalent to notice required to be given to such person. Neither the business nor the purpose of any meeting need be specified in any such waiver. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

5.4 Voting of Securities. Except as the Board of Directors may otherwise designate, the Chief Executive Officer, the President or the Treasurer may waive notice of, vote, or appoint any person or persons to vote, on behalf of the Corporation at, and act as, or appoint any person or persons to act as, proxy or attorney-in-fact for this Corporation (with or without power of substitution) at, any meeting of stockholders or securityholders of any other entity, the securities of which may be held by this Corporation.

5.5 Evidence of Authority. A certificate by the Secretary or a temporary Secretary, as to any action taken by the stockholders, directors, a committee or any officer or representative of the Corporation shall as to all persons who rely on the certificate in good faith be conclusive evidence of such action.

5.6 Severability. Any determination that any provision of these Bylaws is for any reason inapplicable, illegal or ineffective shall not affect or invalidate any other provision of these Bylaws.

5.7 Pronouns. All pronouns used in these Bylaws shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person or persons may require.

5.8 Books and Records.

(a) To the fullest extent permitted by law, all books and records of an Exchange Subsidiary reflecting confidential information pertaining to the self-regulatory function of such Exchange Subsidiary (including disciplinary matters, trading data, trading practices and audit information) that shall come into the possession of the Corporation, and the information contained in those books and records, shall be retained in confidence by the Corporation, the stockholders of the Corporation, the Board of Directors, officers, employees and agents of the Corporation and shall not be used for any non-regulatory purposes. For purpose of these Bylaws, "**Exchange Subsidiary**" shall mean any subsidiary of the Corporation that is registered with the Securities and Exchange Commission (the "**SEC**") as a national securities exchange as provided in Section 6 of the Securities Exchange Act of 1934 (the "**Exchange Act**"). Notwithstanding the foregoing sentences, nothing herein shall be interpreted so as to limit or impede the rights of the SEC or any Exchange Subsidiary to access and examine such confidential information pursuant to the U.S. federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of any officers, directors, agents, employees or stockholders of the Corporation to disclose such information to the SEC or an Exchange Subsidiary.

(b) All books and records of the Corporation shall be maintained at a location within the United States. To the extent they are related to the operation or administration of an Exchange Subsidiary, the books, records, premises, officers, directors, agents, and employees of the Corporation shall be deemed to be the books, records, premises, officers, directors, agents and employees of such Exchange Subsidiary for the purpose of, and subject to oversight pursuant to, the Exchange Act. For so long as the Corporation shall control, directly or indirectly, an Exchange Subsidiary, the Corporation's books and records shall be subject at all times to inspection and copying by the SEC and the applicable Exchange Subsidiary, provided that such books and records are related to the operation or administration of an Exchange Subsidiary.

ARTICLE VI

AMENDMENTS

6.1 By the Board of Directors. These Bylaws may be altered, amended or repealed, in whole or in part, or new Bylaws may be adopted by the Board of Directors.

6.2 By the Stockholders. These Bylaws may be altered, amended or repealed, in whole or in part, or new Bylaws may be adopted, by the affirmative vote of the holders of a majority of the shares of the capital stock of the Corporation issued and outstanding and entitled to vote at any annual meeting of stockholders, or at any special meeting of stockholders, provided notice of such alteration, amendment, repeal or adoption of new Bylaws shall have been stated in the notice of such special meeting.

6.3 Exceptions and Limitations. The approval contemplated by this Article VI shall not be required to the extent that: (a) such approval requirements would cause the Corporation not to be in compliance with U.S. federal securities laws and the rules and regulations thereunder; or (b) would adversely impact the regulatory authority of an Exchange Subsidiary.

6.4 For so long as the Corporation shall control, directly or indirectly, an Exchange Subsidiary, before any amendment to or repeal of any provision of these Bylaws shall be effective, those changes shall be submitted to the board of directors of each Exchange Subsidiary and if the same must be filed with, or filed with and approved by, the SEC before the changes may be effective under Section 19 of the Exchange Act and the rules promulgated under the Exchange Act or otherwise, then the proposed changes to these Bylaws shall not be effective until filed with, or filed with and approved by, the SEC, as the case may be.

ARTICLE VII

SRO FUNCTION

7.1 Preservation of Independence. For so long as the Corporation shall, directly or indirectly, control an Exchange Subsidiary, the Board of Directors, officers, employees and agents of the Corporation shall give due regard to the preservation of the independence of the self-regulatory function of such Exchange Subsidiary, as well as to its obligations to investors and the general public and shall not take any actions that would interfere with the effectuation of any decisions by a board of directors of an Exchange Subsidiary relating to its regulatory functions (including disciplinary matters) or which would interfere with the ability of such Exchange Subsidiary to carry out its responsibilities under the Exchange Act. To the fullest extent permitted by law, no present or past director, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other person shall have any rights against the Corporation or any director, officer, employee or agent of the Corporation under this Section 7.1.

7.2 Compliance with Securities Laws; Cooperation with the SEC. The Corporation shall comply with the U.S. federal securities laws and the rules and regulations thereunder and shall cooperate with the SEC and each Exchange Subsidiary, as applicable, pursuant to and to the extent of their respective regulatory authority. The officers, directors, employees and agents of the Corporation, by virtue of their acceptance of such position, shall be deemed to agree (i) to comply with the U.S. federal securities laws and the rules and regulations thereunder and (ii) to cooperate with the SEC and each Exchange Subsidiary in respect of the SEC's oversight responsibilities regarding the Exchange Subsidiaries and the self-regulatory functions and responsibilities of the Exchange Subsidiaries. The Corporation shall take reasonable steps necessary to cause its officers, directors, employees and agents to so cooperate. To the fullest extent permitted by law, no present or past director, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other person shall have any rights against the Corporation or any director, officer, employee or agent of the Corporation under this Section 7.2.

7.3 Consent to Jurisdiction. To the fullest extent permitted by law, the Corporation and its officers, directors, employees and agents, by virtue of their acceptance of such position, shall be deemed to irrevocably submit to the jurisdiction of the United States federal courts, the SEC, each Exchange Subsidiary, as applicable, for the purposes of any suit, action or proceeding pursuant to the U.S. federal securities laws and the rules and regulations thereunder arising out of, or relating to, the activities of an Exchange Subsidiary, and by virtue of their acceptance of any such position, shall be deemed to waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that it or they are not personally subject to the jurisdiction of the United States federal courts, the SEC and the Exchange Subsidiaries that the suit, action or proceeding is an inconvenient forum or that the venue of the suit, action or proceeding is improper, or that the subject matter of that suit, action or proceeding may not be enforced in or by such courts or agency. The Corporation and its officers, directors, employees and agents also agree that they will maintain an agent, in the United States, for the service of process of a claim arising out of, or relating to, the activities of an Exchange Subsidiary.

7.4 Consent to Applicability. The Corporation shall take reasonable steps necessary to cause its current officers, directors, employees and agents and prospective officers, directors, employees and agents prior to such person's employment, appointment or otherwise, to consent in writing to the applicability of Section 5.8 of these Bylaws and this Article VII with respect to activities related to an Exchange Subsidiary.

C Direct Edge LLC

D Bats BYX Exchange, Inc.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "BATS Y-EXCHANGE, INC.", FILED IN THIS OFFICE ON THE THIRTIETH DAY OF JULY, A.D. 2009, AT 5:51 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.





Jeffrey W. Bullock, Secretary of State

4715533 8100

090742517

AUTHENTICATION: 7449959

DATE: 07-31-09

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:06 PM 07/30/2009
FILED 05:51 PM 07/30/2009
SRV 090742517 - 4715533 FILE

CERTIFICATE OF INCORPORATION
OF
BATS Y-EXCHANGE, INC.

First. The name of the corporation is BATS Y-Exchange, Inc.

Second. The initial registered office of the corporation in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801, and the name of its initial registered agent at that address is The Corporation Trust Company.

Third. The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Fourth. The total number of shares of stock which the corporation shall have authority to issue is One Thousand (1,000), $0.01 par value per share. All such stock shall be classified as Common Stock.

Fifth. The name and mailing address of the incorporator is:

Name	Mailing Address
Joe Ratterman	8050 Marshall Drive Suite 120 Lenexa, Kansas 66214

I, THE UNDERSIGNED, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, do make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this 30th day of July, 2009.

INCORPORATOR:

/s/ Joe Ratterman
Joe Ratterman

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "BATS Y-EXCHANGE, INC.", CHANGING ITS NAME FROM "BATS Y-EXCHANGE, INC." TO "BATS BYX EXCHANGE, INC.", FILED IN THIS OFFICE ON THE NINETEENTH DAY OF FEBRUARY, A.D. 2016, AT 9:11 O`CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.


Jeffrey W. Bullock, Secretary of State


SECRETARY'S OFFICE
DELAWARE

4715533 8100
SR# 20160942101

Authentication: 201871621
Date: 02-23-16

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:11 AM 02/19/2016
FILED 09:11 AM 02/19/2016
SR 20160942101 - File Number 4715533

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of

BATS Y-EXCHANGE, INC.

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered " First. " so that, as amended, said Article shall be and read as follows:

First. The name of the Corporation is Bats BYX Exchange, Inc.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 12th day of February, 2016.

By: 
Authorized Officer

Title: CFO

Name: Brian N. Schell
Print or Type

FOURTH AMENDED AND RESTATED BYLAWS OF BATS BYX EXCHANGE , INC.
(a Delaware corporation)

Article I
Definitions

When used in these Bylaws, unless the context otherwise requires, the terms set forth below shall have the following meanings:

(a) "Act" means the Securities Exchange Act of 1934, as amended.

(b) An "affiliate" of, or person "affiliated" with a specific person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

(c) "Board" or "Board of Directors" means the Board of Directors of the Company.

(d) "broker" shall have the same meaning as in Section 3(a)(4) of the Act.

(e) "Commission" means the Securities and Exchange Commission.

(f) "Company" means Bats BYX Exchange, Inc., a Delaware corporation.

(g) "day" means calendar day.

(h) "dealer" shall have the same meaning as in Section 3(a)(5) of the Act.

(i) "Director" means the persons elected or appointed to the Board of Directors from time to time in accordance with the Certificate of Incorporation and these Bylaws.

(j) "Exchange" means the national securities exchange operated by the Company.

(k) "Exchange Member" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. An Exchange Member is not a stockholder of the Company by reason of being an Exchange Member. An Exchange Member will have the status of a "member" of the Exchange as that term is defined in Section 3(a)(3) of the Act.

(l) "Executive Representative" means the person identified to the Company by an Exchange Member as the individual authorized to represent, vote, and act on behalf of the Exchange Member. An Exchange Member may change its Executive Representative or appoint a substitute for its Executive Representative upon giving notice thereof to the Secretary of the Company via electronic process or such other process as the Company may prescribe. An Executive Representative of an Exchange Member or a substitute shall be a member of senior management of the Exchange Member.

(m) "Independent Director" means a Director who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member; *provided,* however, that an individual who otherwise qualifies as an Independent Director shall not be disqualified from serving in such capacity solely because such Director is a Director of the Company or its stockholder.

(n) "Independent member" means a member of any committee who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member, other than as a committee member. The term Independent member may but is not required to refer to an Independent Director who serves on a committee.

(o) "Industry Director" means a Director who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than ten percent of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent of the gross revenues received by the consolidated entity; (iii) owns more than five percent of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed ten percent of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20 percent or more of the professional revenues received by the Director or 20 percent or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50 percent or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20 percent or more of the professional revenues received by the Director or member or 20 percent or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(p) "Industry member" means a member of any committee or hearing panel who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than ten percent of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent of the gross revenues received by the consolidated entity; (iii) owns more than five percent of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed ten percent of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20 percent or more of the professional revenues received by the Director or 20 percent or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50 percent or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20 percent or more of the professional revenues received by the Director or member or 20 percent or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(q) "List of Candidates" means the list of nominees for Member Representative Director positions as nominated by the Member Nominating Committee and amended by petitions filed by Exchange Members. The List of Candidates is submitted to Exchange Members for the final selection of nominees to be elected by stockholders to serve as Member Representative Directors.

(r) "Member Nominating Committee" means the Member Nominating Committee elected pursuant to these Bylaws.

(s) "Member Representative Director" means a Director who has been appointed as such to the initial Board of Directors pursuant to Article III, Section 4(g) of these Bylaws, or elected by stockholders after having been nominated by the Member Nominating Committee or by an Exchange Member pursuant to these Bylaws and confirmed as the nominee of Exchange Members after majority vote of Exchange Members, if applicable. A Member Representative Director must be an officer, director, employee, or agent of an Exchange Member that is not a Stockholder Exchange Member.

(t) "Member Representative member" means a member of any committee or hearing panel who is an officer, director, employee or agent of an Exchange Member that is not a Stockholder Exchange Member.

(u) "Nominating Committee" means the Nominating Committee elected pursuant to these Bylaws.

(v) "Non-Industry Director" means a Director who is (i) an Independent Director; or (ii) any other individual who would not be an Industry Director.

(w) "Non-Industry member" means a member of any committee who is (i) an Independent member; or (ii) any other individual who would not be an Industry member.

(x) "person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government.

(y) "person associated with an Exchange Member" or "associated person of an Exchange Member" means any partner, officer, or director of an Exchange member (or person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with such Exchange member, or any employee of such Exchange member, except that any person associated with an Exchange member whose functions are solely clerical or ministerial shall not be included in the meaning of such term for purposes of these Bylaws.

(z) "Record Date" means a date at least thirty-five (35) days before the date announced as the date for the annual meeting of stockholders and set as the last date on which Exchange Members may petition to add to the List of Candidates and used to determine whether Exchange Members are entitled to vote on the final List of Candidates.

(aa) "registered broker or dealer" means any registered broker or dealer, as defined in Section 3(a)(48) of the Act, that is registered with the Commission under the Act.

(bb) "Rules" or "Exchange Rules" shall have the same meaning as set forth in Section 3(a)(27) of the Act.

(cc) "stockholder" means any person who maintains a direct ownership interest in the Company. The sole stockholder of the Company shall be Bats Global Markets Holdings, Inc.

(dd) "Stockholder Exchange Member" means an Exchange Member that also maintains, directly or indirectly, an ownership interest in the Company.

(ee) "statutory disqualification" shall have the same meaning as in Section 3(a)(39) of the Act.

Article II
Office and Agent

Section 1. Principal Business Office

The principal business office of the Company shall be located at 8050 Marshall Dr., Suite 120, Lenexa, KS 66214, or such other location as may hereafter be determined by the Board of Directors. The Company may have such other office or offices as the Board of Directors may from time to time designate or as the purposes of the Company may require from time to time.

Section 2. Registered Office

The address of the registered office of the Company in the State of Delaware is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

Section 3. Registered Agent

The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

Article III
Board of Directors

Section 1. Powers

(a) The business and affairs of the Company shall be managed by its Board, except to the extent that the authority, powers and duties of such management shall be delegated to a committee or committees of the Board pursuant to these Bylaws or the Rules. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. To the fullest extent permitted by applicable law and these Bylaws the Board may delegate any of its powers to a committee appointed pursuant to Article V or to any officer, employee or agent of the Company.

(b) The Board shall have the power to adopt, amend or repeal the Rules in accordance with Article X, Section 1.

(c) The Board may adopt such rules, regulations, and requirements for the conduct of the business and management of the Company, not inconsistent with law, the Certificate of Incorporation or these Bylaws, as the Board may deem proper. A Director shall, in the performance of such Director's duties, be fully protected, to the fullest extent permitted by law, in relying in good faith upon the books of account or reports made to the Company by any of its officers, by an independent certified public accountant, by an appraiser selected with reasonable care by the Board or any committee of the Board or by any agent of the Company, or in relying in good faith upon other records of the Company.

(d) In connection with managing the business and affairs of the Company, the Board shall consider applicable requirements for registration as a national securities exchange under Section 6(b) of the Act, including, without limitation, the requirements that (a) the Rules shall be designed to protect investors and the public interest and (b) the Exchange shall be so organized and have the capacity to carry out the purposes of the Act and to enforce compliance by its "members," as that term is defined in Section 3 of the Act (such statutory members being referred to in these Bylaws as "Exchange Members") and persons associated with Exchange Members, with the provisions of the Act, the rules and regulations under the Act, and the Rules of the Exchange.

(e) In light of the unique nature of the Company and its operations and in light of the Company's status as a self-regulatory organization, the Board, when evaluating any proposal, shall, to the fullest extent permitted by applicable law, take into account all factors that the Board deems relevant, including, without limitation, to the extent deemed relevant: (i) the potential impact thereof on the integrity, continuity and stability of the national securities exchange operated by the Company and the other operations of the Company, on the ability to prevent fraudulent and manipulative acts and practices and on investors and the public, and (ii) whether such would promote just and equitable principles of trade, foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to and facilitating transactions in securities or assist in the removal of impediments to or perfection of the mechanisms for a free and open market and a national market system.

Section 2. Composition of the Board

(a) The Board of Directors shall consist of four (4) or more Directors, the number thereof to be determined from time to time by resolution of the Board of Directors, subject to the compositional requirements of the Board set forth in Article III, Section 2(b).

(b) At all times the Board of Directors shall consist of one (1) Director who is the Chief Executive Officer of the Company and who shall be considered to be an Industry Director, and sufficient numbers of Non-Industry (including Independent), Industry and Member Representative Directors to meet the following composition requirements:

(i) the number of Non-Industry Directors, including at least one Independent Director, shall equal or exceed the sum of the number of Industry Directors and Member Representative Directors elected pursuant to Article III, Section 4; and

(ii) the number of Member Representative Directors shall be at least twenty (20) percent of the Board.

(c) The Secretary shall collect from each nominee for Director such information as is reasonably necessary to serve as the basis for a determination of the nominee's classification as a Member Representative, Non-Industry, or Independent Director, if applicable, and the Secretary shall certify to the Nominating Committee or the Member Nominating Committee each nominee's classification, if applicable. Directors shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(d) A Director may not be subject to a statutory disqualification.

Section 3. Terms of Office; Classes

(a) The Board term of the Chief Executive Officer shall expire when such individual ceases to be Chief Executive Officer of the Company.

(b) Each of the Non-Industry and Industry Directors (excluding the Chief Executive Officer, but including Member Representative Directors), shall be divided into three (3) classes, designated Class I, Class II and Class III, which shall be as nearly equal in number and classification as the total number of such Directors then serving on the Board permits. Directors other than the Chief Executive Officer shall serve staggered three-year terms, with the term of office of one class expiring each year. A Director may serve for any number of terms, consecutive or otherwise. In order to commence such staggered three-year terms, Directors in Class I shall hold office until the second annual election of the Board of Directors, Directors in Class II shall initially hold office until the third annual election of the Board of Directors, and Directors in Class III shall initially hold office until the fourth annual election of the Board of Directors. Commencing with the second annual election of the Board of Directors, the term of office for each class of Directors elected at such time shall be three years from the date of their election. Notwithstanding the foregoing, in the case of any new Director as contemplated by Article III, Section 2(a), such Director shall be added to a class, as determined by the Board at the time of such Director's initial election or appointment, and shall have an initial term expiring at the same time as the term of the class to which such Director has been added.

Section 4. Nomination and Election

(a) The Nominating Committee each year shall nominate Directors for each Director position standing for election at the annual meeting of stockholders that year. For positions requiring persons who qualify as Member Representative Directors, the Nominating Committee shall nominate only those persons whose names have been approved and submitted by the Member Nominating Committee, and approved by, if applicable, Exchange Members pursuant to the procedures set forth below in this Section 4.

(b) The Member Nominating Committee shall consult with the Nominating Committee, the Chairman and Chief Executive Officer, and shall solicit comments from Exchange Members for the purpose of approving and submitting names of candidates for election to the position of Member Representative Director. A Member Representative Director must be an officer, director, employee, or agent of an Exchange Member that is not a Stockholder Exchange Member.

(c) Not later than sixty (60) days prior to the date announced as the date for the annual <u>or special</u> meeting of stockholders, the Member Nominating Committee shall report to the Nominating Committee and the Secretary the initial nominees for Member Representative Director positions on the Board that have been approved and submitted by the Member Nominating Committee. The Secretary shall promptly notify Exchange Members of those initial nominees. Exchange Members may identify other candidates ("Petition Candidates" for purposes of this Section 4) for the Member Representative Director positions by delivering to the Secretary, at least thirty-five (35) days before the date announced as the date for the annual <u>or special</u> meeting of stockholders (the "Record Date" for purposes of this Section 4), a written petition, which shall designate the candidate by name and office and shall be signed by Executive Representatives of ten percent (10%) or more of the Exchange Members. An Exchange Member may endorse as many candidates as there are Member Representative Director positions to be filled. No Exchange Member, together with its affiliates, may account for more than fifty percent (50%) of the signatures endorsing a particular candidate, and any signatures of such Exchange Member, together with its affiliates, in excess of the fifty percent (50%) limitation shall be disregarded.

(d) Each petition for a Petition Candidate must include a completed questionnaire used to gather information concerning Member Representative Director candidates and must be filed with the Company (the Company shall provide the form of questionnaire upon the request of any Exchange Member).

(e) If no valid petitions from Exchange Members are received by the Record Date, the initial nominees approved and submitted by the Member Nominating Committee shall be nominated as Member Representative Directors by the Nominating Committee. If one or more valid petitions from Exchange Members are received by the Record Date, the Secretary shall include such additional nominees, along with the initial nominees nominated by the Member Nominating Committee, on a list of nominees (the "List of Candidates"). Upon completion, the List of Candidates shall be sent by the Secretary to all Exchange Members that were Exchange Members on the Record Date, by any means, including electronic transmission, to confirm the nominees for the Member Representative Director positions. The List of

Candidates shall be accompanied by a notice regarding the time and date of an election to be held at least twenty (20) days prior to the annual or special stockholders' meeting to confirm the Exchange Members' selections of nominees for Member Representative Directors.

(f) With respect to the election held to determine the final nomination of Member Representative Directors, each Exchange Member shall have the right to cast one (1) vote for each available Member Representative Director nomination; provided, however, that any such vote must be cast for a person on the List of Candidates and that no Exchange Member, together with its affiliates, may account for more than twenty percent (20%) of the votes cast for a candidate, and any votes cast by such Exchange Member, together with its affiliates, in excess of such twenty percent (20%) limitation shall be disregarded. The votes shall be cast by written ballot, electronic transmission or any other means as set forth in a notice to the Exchange Members sent by the Company prior to such election. Only votes received prior to 4:00 p.m. Central Time on the date of the election shall count for the nomination of a Member Representative Director. The persons on the List of Candidates who receive the most votes shall be selected as the nominees for the Member Representative Director positions to be elected by stockholders.

(g) The initial Directors of the Board of Directors shall be appointed by the stockholder and shall serve until the first annual meeting of stockholders.

Section 5. Chairman of the Board

The Chief Executive Officer shall be the Chairman of the Board ("Chairman"). The Chairman shall preside at all meetings of the Board at which the Chairman is present; provided, however, that he or she shall not participate in executive sessions of the Board. The Chairman shall exercise such other powers and perform such other duties as may be assigned to the Chairman from time to time by the Board. The Board of Directors shall designate a Lead Director from among the Board's Independent Directors to preside over executive sessions of the Board. The Board shall publicly disclose the identity of the Lead Director and the means by which interested parties may communicate with the Lead Director.

Section 6. Vacancies

(a) Whenever any Director position, other than a Member Representative Director position, becomes vacant prior to the election of a successor at the end of such Director's term, whether because of death, disability, disqualification, removal, or resignation, and whenever any newly-created Director position, other than a Member Representative Director position, becomes available because of an increase in the number of Directors, the Nominating Committee shall nominate, and stockholders shall elect, a person satisfying the classification (Industry, Non-Industry, or Independent Director), if applicable, for the directorship to fill such vacancy until the expiration of the remaining term or to fill such newly-created Director position until the expiration of such position's designated term; *provided*, however, that the Board shall not be deemed to be in violation of Article III, Section 2(b) by virtue of a Director's vacancy if such position is filled by the later of (i) 60 days from the date of such vacancy or (ii) the date of the next annual stockholders' meeting.

(b) Whenever any Member Representative Director position becomes vacant prior to the election of a successor at the end of such Member Representative Director's term, whether because of death, disability, disqualification, removal, or resignation, and whenever any newly-created Member Representative Director position becomes available because of an increase in the number of Directors, then the stockholders shall follow the procedures set forth in this Section 6(b). In such event, the Member Nominating Committee shall either (i) recommend an individual to the stockholders to be elected to fill such vacancy or (ii) provide a list of recommended individuals to the stockholders from which the stockholders shall elect the individual to fill such vacancy. A Member Representative Director elected pursuant to this Section 6(b) shall serve until the expiration of the remaining term or until the expiration of such position's designated term; *provided*, however, that the Board shall not be deemed to be in violation of Article III, Section 2(b) by virtue of a Member Representative Director's vacancy if such position is filled by the later of (i) 60 days from the date of such vacancy or (ii) the date of the next annual stockholders' meeting.

Section 7. Removal and Resignation

(a) Except as hereinafter provided, any Director may be removed or expelled with or without cause by majority vote of stockholders, and may be removed by the Board of Directors in the manner provided by Article III, Section 7(b) below; provided, however, that any Member Representative Director may only be removed for cause, which shall include, without limitation, such Director being subject to a statutory disqualification.

(b) A Director shall be removed immediately upon a determination by the Board, by a majority vote of the remaining Directors, (a) that the Director no longer satisfies the classification for which the Director was elected; and (b) that the Director's continued service as such would violate the compositional requirements of the Board set forth in Article III, Section 2(b).

(c) Any Director may resign at any time either upon notice of resignation to the Chairman of the Board, the President or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 8. Place of Meetings; Mode

Any meeting of the Board may be held at such place, within or without the State of Delaware, as shall be designated in the notice of such meeting, but if no such designation is made, then the meeting will be held at the principal business office of the Company. Members of the Board or any committee of the Board may participate in a meeting of the Board or committee by conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 9. Regular Meetings

Regular meetings of the Board may be held, with or without notice, at such time or place as may from time to time be specified in a resolution adopted by the Board.

Section 10. Special Meetings

(a) Special meetings of the Board may be called on a minimum of two (2) days' notice to each Director by the Chairman or the President, and shall be called by the Secretary upon the written request of three (3) Directors then in office.

(b) The person or persons calling a special meeting of the Board shall fix the time and place at which the meeting shall be held, and such time and place shall be specified in the notice of such meeting. Notice of any special meeting shall be given to each Director at his or her business address or such other address as he or she may have advised the Secretary to use for such purpose. If delivered, notice shall be deemed to be given when delivered to such address or to the Director to be notified. If mailed, such notice shall be deemed to be given five (5) business days after deposit in the United States mail, postage prepaid, of a letter addressed to the appropriate location. Notice may also be given by telephone, electronic transmission or other means not specified in this section, and in each such case shall be deemed to be given when actually received by the Director to be notified.

Section 11. Exchange Member Meetings

The Company shall not be required to hold meetings of the Exchange Members.

Section 12. Voting, Quorum and Action by the Board

Each Director shall be entitled to one (1) vote. At all meetings of the Board, the presence of a majority of the number of Directors then in office shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, the Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board except as may be otherwise specifically provided by statute, the Certificate of Incorporation, or these Bylaws.

Section 13. Presumption of Assent

A Director of the Company who is present at a duly convened meeting of the Board or of a committee of the Board at which action on any corporate matter is taken shall be conclusively presumed to have assented to the action taken unless his or her dissent or election to abstain shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent or election to abstain to such action with the person acting as the secretary of the meeting before the adjournment of the meeting or shall forward such dissent or election to abstain by registered or certified mail to the Secretary of the Company immediately after the adjournment of the meeting. Such right to dissent or abstain shall not apply to a Director who voted in favor of such action.

Section 14. Action in Lieu of Meeting

Unless otherwise restricted by statute, the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing(s) or electronic transmission(s) are filed with the minutes of proceedings of the Board or the committee.

Section 15. Waiver of Notice

(a) Whenever notice is required to be given by law, the Certificate of Incorporation or these Bylaws, a waiver thereof by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board, or members of a committee, need be specified in any waiver of notice.

(b) Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 16. Compensation of Board and Committee Members

The Board may provide for reasonable compensation of the Chairman, the Directors and the members of committees. The Board may also provide for reimbursement of reasonable expenses incurred by such persons in connection with the business of the Company.

Section 17. Interpretation of Bylaws

The Board shall have the power to interpret these Bylaws and any interpretation made by it shall be final and conclusive.

Section 18. Conflicts of Interest; Contracts and Transactions Involving Directors

(a) A Director or a member of any committee may not participate in the consideration or decision of any matter relating to a particular Exchange Member, company, or individual if such Director or committee member has a material interest in, or a professional, business, or personal relationship with, that Exchange Member, company, or individual, or if such participation shall create an appearance of impropriety. In any such case, the Director or committee member shall recuse himself or herself or shall be disqualified. If a member of the Board or any committee is recused from consideration of a matter, any decision on the matter shall be by a vote of a majority of the remaining members of the Board or applicable committee.

(b) No contract or transaction between the Company and one or more of its Directors or officers, or between the Company and any other corporation, partnership, association, or other organization in which one or more of its Directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason if: (i) the material facts pertaining to such Director's or officer's relationship or interest and the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; or (ii) the material facts are disclosed or become known to the Board or committee after the contract or transaction is entered into, and the Board or committee in good faith ratifies the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum.

Article IV
STOCKHOLDERS

Section 1. Annual Meeting; Election of Directors and Other Matters

(a) The annual meeting of the stockholders shall be held at such place and time as determined by the Board for the purpose of electing Directors and members of the Nominating Committee and Member Nominating Committee, and for conducting such other business as may properly come before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting.

(b) The first annual meeting of the stockholders shall be held prior to the Company's commencement of operations as an Exchange.

Section 2. Special Meetings

Special meetings of the stockholders, for any purpose or purposes, may be called by the Chairman, the Board or the President, and shall be called by the Secretary at the request in writing of stockholders owning not less than a majority of the then issued and outstanding capital stock of the Company entitled to vote. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting. Business transacted at any special meeting of stockholders shall be limited to the purpose(s) stated in the notice of the meeting.

Section 3. List of Stockholders

The Secretary of the Company, or such other person designated by the Secretary or the Board, shall have charge of the stock ledger of the Company and shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time of the meeting, and may be inspected by any stockholder who is present.

Section 4. Quorum and Vote Required for Action

(a) The holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

(b) When a quorum is present at any meeting, the vote of the holders of a majority of the capital stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of statute or of the Certificate of Incorporation, a different vote is required, in which case such express provision shall govern and control the decision of such question.

Section 5. Voting of Shares; Proxies

Unless otherwise provided in the Certificate of Incorporation or these Bylaws, each stockholder of the Company shall at every meeting of the stockholders be entitled to one (1) vote in person or by proxy for each share of the capital stock having voting power held by such stockholder, but no proxy shall be voted on after three (3) years from its date, unless the proxy provides for a longer period. Any such proxy shall be in writing and shall be filed with the Secretary of the Company before or at the time of the meeting.

Section 6. Action in Lieu of Meeting

As set forth in the Certificate of Incorporation of the Company, any action upon which a vote of stockholders is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Company in the manner required by law, provided that the matter to be acted upon by such written consent previously has been directed by the Board to be submitted to the stockholders for their action by written consent. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not so consented in writing.

Section 7. Assignment

The stockholder may not transfer or assign, in whole or in part, its ownership interest(s) in the Company.

Article V
Committees of the Board

Section 1. Number of Committees

The committees of the Board shall consist of a Compensation Committee, an Audit Committee, a Regulatory Oversight Committee, an Appeals Committee, and such other committees as may be from time to time established by the Board. Committees shall have such authority as is vested in them by these Bylaws or the Rules, or as is delegated to them by the Board. All committees are subject to the control and supervision of the Board.

Section 2. Appointment and Removal; Vacancies; Term

(a) The Chairman, with the approval of the Board, shall appoint, consistent with these Bylaws, the members of all committees of the Board, as well as the chair of each committee, and the Chairman may, at any time, with or without cause, remove any member of a committee so appointed, with the approval of the Board. Each committee shall be comprised of at least three (3) people and may include persons who are not members of the Board; provided, however, that such committee members who are not also members of the Board shall only participate in committee actions to the extent permitted by law. In appointing members to committees of the Board, the Chairman is responsible for determining that any such committee meets the composition requirements set forth in this Article V.

(b) Upon request of the Secretary, each prospective committee member who is not a Director shall provide to the Secretary such information as is reasonably necessary to serve as the basis for a determination of the prospective committee member's classification as an Industry, Non-Industry, or Independent member. The Secretary shall certify to the Board each prospective committee member's classification. Such committee members shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(c) The term of office of a committee member shall terminate immediately upon a determination by the Board, by a majority vote of the Directors, (i) that the committee member no longer satisfies the classification for which the committee member was selected; and (ii) that the committee member's continued service as such would violate the compositional requirements of such committee set forth in this Article V.

(d) Any vacancy occurring in a committee shall be filled by the Chairman for the remainder of the term, with the approval of the Board.

(e) Except as otherwise provided by the Bylaws, members of a committee shall hold office for a one-year period.

Section 3. Powers and Duties of Committees

To the extent provided in the resolution of the Board, any committee that consists solely of one or more Directors shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Company.

Section 4. Conduct of Proceedings

Except as otherwise provided in these Bylaws or by the Board, each committee may adopt its own rules of procedure and may meet at stated times or on such notice as such committee may determine. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

Section 5. Voting, Quorum and Action by Committees

Each committee member shall be entitled to one (1) vote. Unless otherwise required by the Bylaws, the presence of a majority of the number of committee members serving on a committee shall constitute a quorum for the transaction of business of such committee. If a quorum shall not be present at any meeting of a committee, the committee members present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the committee members present at any meeting at which there is a quorum shall be the act of such committee except as may be otherwise specifically provided by statute or these Bylaws.

Section 6. Specified Committees

(a) The Chairman, with the approval of the Board, shall appoint a Compensation Committee. The Compensation Committee shall consider and recommend compensation policies, programs, and practices for officers and other employees of the Company. Each voting member of the Compensation Committee shall be a Non-Industry Director.

(b) The Chairman, with the approval of the Board, shall appoint an Audit Committee consisting of Directors. A majority of the Audit Committee members shall be Non-Industry Directors. A Non-Industry Director shall serve as Chairman of the Audit Committee. The Audit Committee shall perform the following primary functions, as well as such other functions as may be specified in the charter of the Audit Committee: (A) provide oversight over the Company's financial reporting process and the financial information that is provided to stockholders and others; (B) provide oversight over the systems of internal controls established by management and the Board and the Company's legal and compliance process; (C) select, evaluate and, where appropriate, replace the Company's independent auditors (or nominate the independent auditors to be proposed for ratification by stockholders); and (D) direct and oversee all the activities of the Company's internal audit function, including but not limited to management's responsiveness to internal audit recommendations. The Audit Committee shall have exclusive authority to: (A) hire or terminate the head of the Company's Internal Audit Department; (B) determine the compensation of the head of the Internal Audit Department; and (C) determine the budget for the Internal Audit Department. The Internal Audit Department and its head shall report directly to the Audit Committee. The Audit Committee may, in its discretion, direct that the Internal Audit Department also report to senior management of the Company on matters the Audit Committee deems appropriate and may request that senior management of the Company perform such operational oversight as necessary and proper, consistent with preservation of the independence of the internal audit function.

(c) The Chairman, with the approval of the Board, shall appoint a Regulatory Oversight Committee. The Regulatory Oversight Committee shall oversee the adequacy and effectiveness of Exchange's regulatory and self-regulatory organization responsibilities, including those responsibilities with regard to each of its facilities, as defined in Section 3(a)(2) of the Act, assess Exchange's regulatory performance, assist the Board and committees of the Board in reviewing the regulatory plan and the overall effectiveness of Exchange's regulatory functions and, in consultation with the Chief Executive Officer of the Company, establish the goals, assess the performance, and fix the compensation of the Chief Regulatory Officer of the Company. Each member of the Regulatory Oversight Committee shall be a Non-Industry Director.

(d) The Chairman, with the approval of the Board, shall appoint an Appeals Committee. The Appeals Committee shall preside over all appeals related to disciplinary and adverse action determinations in accordance with the Exchange Rules. The Appeals Committee shall consist of one Independent Director, one Industry Director, and one Member Representative Director. If the Independent Director recuses himself or herself from an appeal, due to a conflict of interest or otherwise, such Independent Director may be replaced by a Non-Industry Director for purposes of the applicable appeal if there is no other Independent Director able to serve as the replacement.

(e) The Chairman, with the approval of the Board, may appoint an Executive Committee, which shall, to the fullest extent permitted by Delaware law and other applicable law, have and be permitted to exercise all the powers and authority of the Board in the management of the business and affairs of the Company between meetings of the Board. The number of Non-Industry Directors on the Executive Committee shall equal or exceed the number of Industry Directors on the Executive Committee. The percentage of Independent Directors on the Executive Committee shall be at least as great as the percentage of Independent Directors on the whole Board, and the percentage of Member Representative Directors on the Executive Committee shall be at least as great as the percentage of Member Representative Directors on the whole Board.

(f) The Chairman, with the approval of the Board, may appoint a Finance Committee. The Finance Committee shall advise the Board with respect to the oversight of the financial operations and conditions of the Company, including recommendations for Company's annual operating and capital budgets.

Article VI
Nominating Committees

Section 1. Election of Nominating Committee and Member Nominating Committee

The Nominating Committee and the Member Nominating Committee shall each be elected on an annual basis by vote of stockholders. The stockholder shall appoint the initial Nominating Committee and Member Nominating Committee consistent with the compositional requirements of this Article VI. In each subsequent year, each of the Nominating Committee and Member Nominating Committee, after completion of its respective duties for nominating Directors for election to the Board for that year, shall nominate candidates to serve on the succeeding year's Nominating Committee or Member Nominating Committee, as applicable, such candidates to be voted on by stockholders at the annual meeting of stockholders. Additional candidates for the Member Nominating Committee may be nominated and elected pursuant to the same process as provided for in Article III, Section 4.

Section 2. Nominating Committee

The Nominating Committee shall nominate candidates for election to the Board at the annual stockholder meeting and all other vacant or new Director positions on the Board. The Nominating Committee, in making such nominations, is responsible for ensuring that candidates meet the compositional requirements of Article III, Section 2(b). The number of Non-Industry members on the Nominating Committee shall equal or exceed the number of Industry members on the Nominating Committee. A Nominating Committee member may simultaneously serve on the Nominating Committee and the Board, unless the Nominating Committee is nominating Director candidates for the Director's class, as explained in Article III, Section 3. Notwithstanding the preceding sentence, a Director may serve on the Nominating Committee in his or her final year of service on the Board. Following that year, that member may not stand for election to the Board until such time as he or she is no longer a member of the Nominating Committee.

Section 3. Member Nominating Committee

The Member Nominating Committee shall nominate candidates for each Member Representative Director position on the Board that is to be elected by Exchange Members or stockholders under the terms of these Bylaws. Each member of the Member Nominating Committee shall be a Member Representative member.

Article VII
Officers, Agents and Employees

Section 1. General

The officers of the Company shall include a Chief Executive Officer, a President, a Chief Regulatory Officer, a Secretary, a Treasurer, and such other officers as in the Board's opinion are desirable for the conduct of the business of the Company. Any two or more offices may be held by the same person, except that the offices of the President and Secretary may not be held by the same person.

Section 2. Appointment and Tenure

Each officer of the Company shall be appointed by the Board on an annual basis, and shall hold office until his or her successor is appointed and qualified or until his or her earlier death, disability, disqualification, removal, or resignation. An officer may serve for any number of terms, consecutive or otherwise.

Section 3. Resignation and Removal of Officers; Vacancies

(a) Any officer may resign at any time upon notice of resignation to the Chairman and Chief Executive Officer, the President, or the Secretary. Any such resignation shall take effect upon receipt of such notice or at any later time specified therein, or if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

(b) Any officer of the Company may be removed, with or without cause, by the Board. Such removal shall be without prejudice to the contractual rights of the affected officer, if any, with the Company.

(c) Vacancies in any office of the Company may be filled for the unexpired term by the Board.

Section 4. Compensation

The Compensation of the Chief Executive Officer shall be fixed by the Compensation Committee. Except as otherwise provided in Article V, Section 6(c) of these Bylaws, the salaries of all other officers and agents of the Company shall be fixed by the Chief Executive Officer, in consultation with the Compensation Committee.

Section 5. Powers and Duties; Delegation

Each of the officers of the Company shall, unless otherwise ordered by the Board, have such powers and duties as customarily pertain to the respective office, and such further powers and duties as from time to time may be conferred by the Board, or by an officer delegated such authority by the Board. The Board may delegate the duties and powers of any officer of the Company to any other officer or to any Director for a specified period of time and for any reason that the Board may deem sufficient.

Section 6. Chief Executive Officer

The Chief Executive Officer shall be the Chairman of the Board and shall preside at all meetings of the Board at which the Chief Executive Officer is present; provided, however, that he or she shall not participate in executive sessions of the Board. The Chief Executive Officer shall be the chief executive officer of the Company, shall have general supervision over the business and affairs of the Company, and shall serve at the pleasure of the Board. The Chief Executive Officer shall have all powers and duties usually incident to the office of the Chief Executive Officer, except as specifically limited by a resolution of the Board. The Chief Executive Officer shall exercise such other powers and perform such other duties as may be assigned to the Chief Executive Officer from time to time by the Board.

Section 7. President

The President shall, in the absence of the Chairman and Chief Executive Officer, preside at all meetings of the Board at which the President is present. The President shall have general supervision over the operations of the Company. The President shall have all powers and duties usually incident to the office of the President, except as specifically limited by a resolution of the Board. The President shall exercise such other powers and perform such other duties as may be assigned to the President from time to time by the Board.

Section 8. Vice President

The Board shall appoint one or more Vice Presidents. In the absence or disability of the President or if the office of President becomes vacant, the Vice Presidents in the order determined by the Board, or if no such determination has been made, in the order of their seniority, shall perform the duties and exercise the powers of the President, subject to the right of the Board at any time to extend or restrict such powers and duties or to assign them to others. Any Vice President may have such additional designations in such Vice President's title as the Board may determine. The Vice Presidents shall generally assist the President in such manner as the President shall direct. Each Vice President shall exercise such other powers and perform such other duties as may be assigned to such Vice President from time to time by the Board, the Chief Executive Officer or the President. The term "Vice President" used in this Section shall include the positions of Executive Vice President, Senior Vice President, and Vice President.

Section 9. Chief Regulatory Officer

An officer of the Company with the position of Executive Vice President or Senior Vice President shall be designated as the Chief Regulatory Officer of the Company. The Chief Regulatory Officer shall have general supervision of the regulatory operations of the Company, including responsibility for overseeing the Company's surveillance, examination, and enforcement functions and for administering any regulatory services agreements with another self-regulatory organization to which the Company is a party. The Chief Regulatory Officer shall meet with the Regulatory Oversight Committee of the Company in executive session at regularly scheduled meetings of such committee, and at any time upon request of the Chief Regulatory Officer or any member of the Regulatory Oversight Committee. The Chief Regulatory Officer may, but is not required to, also serve as the General Counsel of the Company.

Section 10. Secretary

The Secretary shall act as Secretary of all meetings of the Board at which the Secretary is present, shall record all the proceedings of all such meetings in a book to be kept for that purpose, shall have supervision over the giving and service of notices of the Company, and shall have supervision over the care and custody of the books and records of the Company. The Secretary shall be empowered to affix the Company's seal, if any, to documents, the execution of which on behalf of the Company under its seal is duly authorized, and when so affixed, may attest the same. The Secretary shall have all powers and duties usually incident to the office of Secretary, except as specifically limited by a resolution of the Board. The Secretary shall exercise such other powers and perform such other duties as may be assigned to the Secretary from time to time by the Board, the Chief Executive Officer or the President.

Section 11. Assistant Secretary

In the absence of the Secretary or in the event of the Secretary's inability or refusal to act, any Assistant Secretary, approved by the Board, shall exercise all powers and perform all duties of the Secretary. An Assistant Secretary shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Secretary from time to time by the Board or the Secretary.

Section 12. Treasurer

The Treasurer shall have general supervision over the care and custody of the funds and over the receipts and disbursements of the Company and shall cause the funds of the Company to be deposited in the name of the Company in such banks or other depositories as the Board may designate. The Treasurer shall have supervision over the care and safekeeping of the securities of the Company. The Treasurer shall have all powers and duties usually incident to the office of Treasurer except as specifically limited by a resolution of the Board. The Treasurer shall exercise such other powers and perform such other duties as may be assigned to the Treasurer from time to time by the Board, the Chief Executive Officer or the President.

Section 13. Assistant Treasurer

In the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, any Assistant Treasurer, approved by the Board, shall exercise all powers and perform all duties of the Treasurer. An Assistant Treasurer shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Treasurer from time to time by the Board or the Treasurer.

Article VIII
Indemnification

Section 1. Indemnification of Directors, Officers, Employees And Other Agents.

The Company shall indemnify its Directors and executive officers to the fullest extent not prohibited by the Delaware General Corporation Law; provided, however, that the Company may limit the extent of such indemnification by individual contracts with its Directors and executive officers; and, provided, further, that the Company shall not be required to indemnify any Director or executive officer in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Company or its Directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Company or (iii) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the Company under the Delaware General Corporation Law.

(a) *Other Officers, Employees and Other Agents.* The Company shall have the power to indemnify its other officers, employees and other agents as set forth in the Delaware General Corporation Law.

(b) *Expenses.* The Company shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a Director or executive officer, of the Company, or is or was serving at the request of the Company as a Director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any Director or executive officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under this Article VIII or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Article VIII, Section 1, no advance shall be made by the Company to an executive officer of the Company (except by reason of the fact that such executive officer is or was a Director of the Company in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum consisting of Directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested Directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Company.

(c) *Enforcement.* Without the necessity of entering into an express contract, all rights to indemnification and advances to Directors and executive officers under this Article VIII shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the Company and the Director or executive officer. Any right to indemnification or advances granted by this Article VIII to a Director or executive officer shall be enforceable by or on behalf of the person holding such right in the forum in which the proceeding is or was pending or, if such forum is not available or a determination is made that such forum is not convenient, in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting his claim. The Company shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the Delaware General Corporation Law for the Company to indemnify the claimant for the amount claimed. Neither the failure of the Company (including its Board of Directors, independent legal counsel or its Stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Company (including its Board of Directors, independent legal counsel or its Stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

(d) *Non Exclusivity of Rights.* To the fullest extent permitted by the Company's Certificate of Incorporation and the Delaware General Corporation Law, the rights conferred on any person by this Article VIII shall not be exclusive of any other right which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of Stockholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The Company is specifically authorized to enter into individual contracts with any or all of its Directors, officers, employees or agents respecting indemnification and advances, to the fullest extent permitted by the Delaware General Corporation Law and the Company's Certificate of Incorporation.

(e) *Survival of Rights.* The rights conferred on any person by this Article VIII shall continue as to a person who has ceased to be a Director or executive officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

(f) *Insurance.* The Company, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Article VIII.

(g) *Amendments.* Any repeal or modification of this Article VIII shall only be prospective and shall not affect the rights under this Article VIII in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the Company.

(h) *Saving Clause.* If this Article VIII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify each Director and executive officer to the fullest extent permitted by any applicable portion of this Article VIII that shall not have been invalidated, or by any other applicable law.

(i) *Certain Definitions.* For the purposes of this Article VIII, the following definitions shall apply:

(i) The term "proceeding" shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement and appeal of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative.

(ii) The term "expenses" shall be broadly construed and shall include, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding, including expenses of establishing a right to indemnification under this Article VIII or any applicable law.

(iii) The term the "Company" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(iv) References in this Article VIII to a "Director," "officer," "employee," or "agent" of the Company shall include, without limitation, situations where such person is serving at the request of the Company as a director, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

Section 2. Exchange Not Liable

Except as provided in the Exchange Rules, the Company shall not be liable for any loss or damage sustained by any current or former Exchange Member growing out of the use or enjoyment by such Exchange Member of the facilities afforded by the Company (or any predecessor or successor thereof) or its subsidiaries.

Article IX
Amendments; Emergency Bylaws

Section 1. By Stockholders or Board

These Bylaws may be altered, amended, or repealed, or new Bylaws may be adopted, (i) by the written consent of the stockholders of the Company, or (ii) at any regular or special meeting of the Board by a resolution adopted by the Board.

Section 2. Emergency Bylaws

The Board may adopt emergency Bylaws subject to repeal or change by action of the stockholders of the Company which shall, notwithstanding any different provision of law, the Certificate of Incorporation, or these Bylaws, be operative during any emergency resulting from any nuclear or atomic disaster, an attack on the United States or on a locality in which the Company conducts its business or customarily holds meetings of the Board, any catastrophe, or other emergency condition, as a result of which a quorum of the Board or a committee thereof cannot readily be convened for action. Such emergency Bylaws may make any provision that may be practicable and necessary under the circumstances of the emergency.

Section 3. Authority to Take Action Under Extraordinary Market Conditions

The Board, or such person or persons as may be designated by the Board, in the event of extraordinary market conditions, shall have the authority to take any action regarding:

(a) the trading in or operation of the national securities exchange operated by the Company or any other organized securities markets that may be operated by the Company, the operation of any automated system owned or operated by the Company, and the participation in any such system of any or all persons or the trading therein of any or all securities; and

(b) the operation of any or all offices or systems of Exchange Members, if, in the opinion of the Board or the person or persons hereby designated, such action is necessary or appropriate for the protection of investors or the public interest or for the orderly operation of the marketplace or the system.

Article X
Exchange Authorities

Section 1. Rules

(a) The Board, acting in accordance with the terms of these Bylaws and the Rules, shall be vested with all powers necessary for the governance of the Company as an "exchange" within the meaning of the Act. To promote and enforce just and equitable principles of trade and business, to maintain high standards of commercial honor and integrity among Exchange Members, to collaborate with governmental and other agencies in the promotion of fair practices and the elimination of fraud, and in general to carry out the purposes of the Company and of the Act, the Board is hereby authorized to adopt such rules and such amendments thereto as it may, from time to time, deem necessary or appropriate. If any such rules or amendments thereto are approved by the Commission or otherwise become effective as provided in the Act, they shall become operative Exchange Rules as of the date of Commission approval or effectiveness under the Act unless a later operative date is declared by the Company. The Board is hereby authorized, subject to the provisions of these Bylaws and the Act, to administer, enforce, interpret, issue exemptions from, suspend, or cancel any Rules adopted hereunder.

Section 2. Disciplinary Proceedings

(a) The Board is authorized to establish procedures relating to disciplinary proceedings involving Exchange Members and their associated persons.

(b) The Board is authorized to impose appropriate sanctions applicable to Exchange Members, including censure, fine, suspension, or expulsion from membership, suspension or bar from being associated with all Exchange Members, limitation of activities, functions, and operations of an Exchange Member, or any other fitting sanction, and to impose appropriate sanctions applicable to persons associated with Exchange Members, including censure, fine, suspension, or barring a person associated with an Exchange Member from being associated with all Exchange Members, limitation of activities, functions, and operations of a person associated with an Exchange Member, or any other fitting sanction, for:

(i) a breach by an Exchange Member or a person associated with an Exchange Member of any covenant with the Company or its stockholders;

(ii) violation by an Exchange Member or a person associated with an Exchange Member of any of the terms, conditions, covenants, and provisions of the Bylaws, the Rules, or the federal securities laws, including the rules and regulations adopted thereunder;

(iii) failure by an Exchange Member or person associated with an Exchange Member to: (A) submit a dispute for arbitration as may be required by the Rules; (B) appear or produce any document in the Exchange Member's or person's possession or control as directed pursuant to the Rules; (C) comply with an award of arbitrators properly rendered, where a timely motion to vacate or modify such award has not been made pursuant to applicable law or where such a motion has been denied; or (D) comply with a written and executed settlement agreement obtained in connection with an arbitration or mediation submitted for disposition; or

(iv) failure by an Exchange Member or person associated with an Exchange Member to adhere to any ruling, order, direction, or decision of or to pay any sanction, fine, or costs imposed by the Board or any entity to which the Board has delegated its powers.

Section 3. Membership Qualifications

(a) The Board shall have authority to adopt rules and regulations applicable to Exchange Members, applicants seeking to become Exchange Members, and persons associated with applicants or Exchange Members, establishing specified and appropriate standards with respect to the training, experience, competence, financial responsibility, operational capability, and such other qualifications as the Board finds necessary or desirable.

(b) The Board may from time to time make such changes in such rules, regulations, and standards as it deems necessary or appropriate.

(c) Uniform standards for regulatory and other access issues, such as admission to membership and conditions to becoming an Exchange market maker, shall be promulgated and applied on a consistent basis, and the Company shall institute safeguards to ensure fair and evenhanded access to all of its services and facilities.

Section 4. Fees, Dues, Assessments, and Other Charges

The Board shall have authority to fix and levy the amount of fees, dues, assessments, and other charges to be paid by Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls; provided, however, that such fees, dues, assessments, and other charges shall be equitably allocated among Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls. Any revenues received by the Company from fees derived from its regulatory function or regulatory penalties will not be used for non-regulatory purposes or distributed to the stockholder, but rather, shall be applied to fund the legal and regulatory operations of the Company (including surveillance and enforcement activities), or, as the case may be, shall be used to pay restitution and disgorgement of funds intended for customers.

Article XI
Miscellaneous Provisions

Section 1. Fiscal Year Board.

The fiscal year of the Company shall be as determined from time to time by the Board.

Section 2. Participation in Board and Committee Meetings

All meetings of the Board (and any committees of the Board) pertaining to the self-regulatory function of the Company (including disciplinary matters) shall be closed to all persons other than members of the Board and officers, staff, counsel or other advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the Commission. In no event shall members of the Board of Directors of Bats Global Markets, Inc. or Bats Global Markets Holdings, Inc. who are not also members of the Board, or any officers, staff, counsel or advisors of Bats Global Markets, Inc. or Bats Global Markets Holdings, Inc. who are not also officers, staff, counsel or advisors of the Company (or any committees of the Board), be allowed to participate in any meetings of the Board (or any committee of the Board) pertaining to the self-regulatory function of the Company (including disciplinary matters).

Section 3. Books and Records; Confidentiality of Information and Records Relating to SRO Function

The books and records of the Company shall be maintained at a location within the United States. All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices, and audit information) shall be retained in confidence by the Company and its personnel and will not be used by the Company for any non-regulatory purposes and shall not be made available to any person (including, without limitation, any Exchange Member) other than to personnel of the Commission, and those personnel of the Company, members of committees of the Board, members of the Board, hearing officers and other agents of the Company to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Company.

Section 4. Dividends

Subject to any provisions of any applicable statute, other provisions of these By- Laws, or the Certificate of Incorporation, dividends may be declared upon the capital stock of the Company by, and in the absolute discretion of, the Board; and any such dividends may be paid in cash, property or shares of stock of the Company, as determined by the Board, and shall be declared and paid on such dates and in such amounts as are determined by the Board.

Section 5. Reserves

Before payment of any dividends, there may be set aside out of any funds of the Company available for dividends such sum or sums as the Board from time to time, in its absolute discretion, determines to be proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Company, or for such other purpose as the Board shall determine to be conducive to the interests of the Company, and the Board may modify or abolish any such reserve in the manner in which it was created.

Section 6. Execution of Instruments, Contracts, etc.

(a) All checks, drafts, bills of exchange, notes, or other obligations or orders for the payment of money shall be signed in the name of the Company by such officer or officers or person or persons as the Board, or a duly authorized committee thereof, may from time to time designate. Except as otherwise provided by law, the Board, any committee given specific authority in the premises by the Board, or any committee given authority to exercise generally the powers of the Board during intervals between meetings of the Board may authorize any officer, employee, or agent, in the name of and on behalf of the Company, to enter into or execute and deliver deeds, bonds, mortgages, contracts, and other obligations or instruments, and such authority may be general or confined to specific instances.

(b) All applications, written instruments, and papers required by any department of the United States government or by any state, county, municipal, or other governmental authority may be executed in the name of the Company by any officer of the Company, or, to the extent designated for such purpose from time to time by the Board, by an employee or agent of the Company. Such designation may contain the power to substitute, in the discretion of the person named, one or more other persons.

Section 7. Power to Vote Stock

Unless otherwise instructed by the Board, the Chief Executive Officer of the Company shall have the power and authority on behalf of the Company to attend and to vote at any meeting of stockholders, partners or equity holders of any corporation, partnership or any other entity in which the Company may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Company any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Company in connection with the exercise by the Company of the rights and powers incident to the ownership of such stock, partnership or other equity interest. The Board and the Chief Executive Officer may from time to time confer like powers upon any other person or persons.

Section 8. Severability

If any provision of these Bylaws, or the application of any provision of these Bylaws to any person or circumstances, is held invalid, the remainder of these Bylaws and the application of such provision to other persons or circumstances shall not be affected.

E Bats EDGA Exchange, Inc.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "EDGA EXCHANGE, INC.", FILED IN THIS OFFICE ON THE THIRTY-FIRST DAY OF JANUARY, A.D. 2014, AT 11:15 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.



SECRETARY OF STATE
DELAWARE



Jeffrey W. Bullock, Secretary of State

4662897 8100

AUTHENTICATION: 1101742

140116706

DATE: 01-31-14

You may verify this certificate online
at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:15 AM 01/31/2014
FILED 11:15 AM 01/31/2014
SRV 140116706 - 4662897 FILE

RESTATED CERTIFICATE OF INCORPORATION

OF

EDGA EXCHANGE, INC.

EDGA Exchange, Inc., a corporation organized and existing under and by virtue of the provisions of the Delaware General Corporation Law ("General Corporation Law"):

DOES HEREBY CERTIFY:

That the name of this corporation is EDGA Exchange, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on March 9, 2009 under the name EDGA Exchange, Inc.

That the Board of Directors duly adopted resolutions pursuant to Sections 242 and 245 of the General Corporation Law proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefore, which resolution setting forth the proposed amendment and restatement is as follows:

FIRST: The name of the corporation is EDGA Exchange, Inc.

SECOND: The registered office of the corporation in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801, and the name of its registered agent at that address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of stock which the corporation shall have authority to issue is One Thousand (1,000), $0.01 par value per share. All such stock shall be classified as Common Stock.

* * *

The undersigned executed this Restated Certificate of Incorporation as of January 31, 2014.

EDGA Exchange, Inc.

/s/ William O'Brien
Name: William O'Brien
Title: Chief Executive Officer

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "EDGA EXCHANGE, INC.", CHANGING ITS NAME FROM "EDGA EXCHANGE, INC." TO "BATS EDGA EXCHANGE, INC.", FILED IN THIS OFFICE ON THE NINETEENTH DAY OF FEBRUARY, A.D. 2016, AT 8:53 O`CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.


Jeffrey W. Bullock, Secretary of State


SECRETARY'S OFFICE
DELAWARE

4662897 8100
SR# 20160942096

Authentication: 201871518
Date: 02-23-16

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:53 AM 02/19/2016
FILED 08:53 AM 02/19/2016
SR 20160942096 - File Number 4662897

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of

EDGA EXCHANGE, INC.

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "FIRST:" so that, as amended, said Article shall be and read as follows:

FIRST: The name of the Corporation is: Bats EDGA Exchange, Inc.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 12TH day of FEBRUARY, 2016.

By: [signature]
Authorized Officer

Title: CFO

Name: BRIAN N. SCHELL
Print or Type

FIFTH AMENDED AND RESTATED
BYLAWS OF BATS EDGA EXCHANGE, INC.
(a Delaware corporation)

ARTICLE I

Definitions

When used in these Bylaws, unless the context otherwise requires, the terms set forth below shall have the following meanings:

(a) "Act" means the Securities Exchange Act of 1934, as amended.

(b) An "affiliate" of, or person "affiliated" with a specific person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

(c) "Board" or "Board of Directors" means the Board of Directors of the Company.

(d) "broker" shall have the same meaning as in Section 3(a)(4) of the Act.

(e) "Commission" means the Securities and Exchange Commission.

(f) "Company" means Bats EDGA Exchange, Inc., a Delaware corporation.

(g) "day" means calendar day.

(h) "dealer" shall have the same meaning as in Section 3(a)(5) of the Act.

(i) "Director" means the persons elected or appointed to the Board of Directors from time to time in accordance with the Certificate of Incorporation and these Bylaws.

(j) "Exchange" means the national securities exchange operated by the Company.

(k) "Exchange Member" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. An Exchange Member is not a stockholder of the Company by reason of being an Exchange Member. An Exchange Member will have the status of a "member" of the Exchange as that term is defined in Section 3(a)(3) of the Act.

(l) "Executive Representative" means the person identified to the Company by an Exchange Member as the individual authorized to represent, vote and act on behalf of the Exchange Member. An Exchange Member may change its Executive Representative or appoint a substitute for its Executive Representative upon giving notice thereof to the Secretary of the Company via electronic process or such other process as the Company may prescribe. An Executive Representative of an Exchange Member or a substitute shall be a member of senior management of the Exchange Member.

(m) "Independent Director" means a Director who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member; *provided,* however, that an individual who otherwise qualifies as an Independent Director shall not be disqualified from serving in such capacity solely because such Director is a Director of the Company or its stockholder.

(n) "Independent member" means a member of any committee who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member, other than as a committee member. The term Independent member may but is not required to refer to an Independent Director who serves on a committee.

(o) "Industry Director" means a Director who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than ten percent of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent of the gross revenues received by the consolidated entity; (iii) owns more than five percent of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed ten percent of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20 percent or more of the professional revenues received by the Director or 20 percent or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50 percent or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20 percent or more of the professional revenues received by the Director or member or 20 percent or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(p) "Industry member" means a member of any committee or hearing panel who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than ten percent of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent of the gross revenues received by the consolidated entity; (iii) owns more than five percent of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed ten percent of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20 percent or more of the professional revenues received by the Director or 20 percent or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50 percent or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20 percent or more of the professional revenues received by the Director or member or 20 percent or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(q) "List of Candidates" means the list of nominees for Member Representative Director positions as nominated by the Member Nominating Committee and amended by petitions filed by Exchange Members. The List of Candidates is submitted to Exchange Members for the final selection of nominees to be elected by stockholders to serve as Member Representative Directors.

(r) "Member Nominating Committee" means the Member Nominating Committee elected pursuant to these Bylaws.

(s) "Member Representative Director" means a Director who has been appointed as such to the initial Board of Directors pursuant to Article III, Section 4(g) of these Bylaws, or elected by stockholders after having been nominated by the Member Nominating Committee or by an Exchange Member pursuant to these Bylaws and confirmed as the nominee of Exchange Members after majority vote of Exchange Members, if applicable. A Member Representative Director must be an officer, director, employee, or agent of an Exchange Member that is not a Stockholder Exchange Member.

(t) "Member Representative member" means a member of any committee or hearing panel who is an officer, director, employee or agent of an Exchange Member that is not a Stockholder Exchange Member.

(u) "Nominating Committee" means the Nominating Committee elected pursuant to these Bylaws.

(v) "Non-Industry Director" means a Director who is (i) an Independent Director; or (ii) any other individual who would not be an Industry Director.

(w) "Non-Industry member" means a member of any committee who is (i) an Independent member; or (ii) any other individual who would not be an Industry member.

(x) "person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government.

(y) "person associated with an Exchange Member" or "associated person of an

Exchange Member" means any partner, officer, or director of an Exchange member (or person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with, such Exchange member, or any employee of such Exchange member, except that any person associated with an Exchange member whose functions are solely clerical or ministerial shall not be included in the meaning of such term for purposes of these Bylaws.

(z) "Record Date" means a date at least thirty-five (35) days before the date announced as the date for the annual meeting of stockholders and set as the last date on which Exchange Members may petition to add to the List of Candidates and used to determine whether Exchange Members are entitled to vote on the final List of Candidates.

(aa) "registered broker or dealer" means any registered broker or dealer, as defined in Section 3(a)(48) of the Act, that is registered with the Commission under the Act.

(bb) "Rules" or "Exchange Rules" shall have the same meaning as set forth in Section 3(a)(27) of the Act.

(cc) "stockholder" means any person who maintains a direct ownership interest in the Company. The sole stockholder of the Company shall be Direct Edge LLC.

(dd) "Stockholder Exchange Member" means an Exchange Member that also maintains, directly or indirectly, an ownership interest in the Company.

(ee) "statutory disqualification" shall have the same meaning as in Section 3(a)(39) of the Act.

ARTICLE II

Office and Agent

Section 1. Principal Business Office

The principal business office of the Company shall be located at 545 Washington Boulevard, 6th fl., Jersey City, New Jersey 07310, or such other location as may hereafter be determined by the Board of Directors. The Company may have such other office or offices as the Board of Directors may from time to time designate or as the purposes of the Company may require from time to time.

Section 2. Registered Office

The address of the registered office of the Company in the State of Delaware is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

Section 3. Registered Agent

The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

ARTICLE III

Board of Directors

Section 1. Powers

(a) The business and affairs of the Company shall be managed by its Board, except to the extent that the authority, powers and duties of such management shall be delegated to a committee or committees of the Board pursuant to these Bylaws or the Rules. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. To the fullest extent permitted by applicable law and these Bylaws the Board may delegate any of its powers to a committee appointed pursuant to Article V or to any officer, employee or agent of the Company.

(b) The Board shall have the power to adopt, amend or repeal the Rules in accordance with Article X, Section 1.

(c) The Board may adopt such rules, regulations and requirements for the conduct of the business and management of the Company, not inconsistent with law, the Certificate of Incorporation or these Bylaws, as the Board may deem proper. A Director shall, in the performance of such Director's duties, be fully protected, to the fullest extent permitted by law, in relying in good faith upon the books of account or reports made to the Company by any of its officers, by an independent certified public accountant, by an appraiser selected with reasonable care by the Board or any committee of the Board or by any agent of the Company, or in relying in good faith upon other records of the Company.

(d) In connection with managing the business and affairs of the Company, the Board shall consider applicable requirements for registration as a national securities exchange under Section 6(b) of the Act, including, without limitation, the requirements that (a) the Rules shall be designed to protect investors and the public interest and (b) the Exchange shall be so organized and have the capacity to carry out the purposes of the Act and to enforce compliance by its "members," as that term is defined in Section 3 of the Act (such statutory members being referred to in these Bylaws as "Exchange Members") and persons associated with Exchange Members, with the provisions of the Act, the rules and regulations under the Act, and the Rules of the Exchange.

(e) In light of the unique nature of the Company and its operations and in light of the

Company's status as a self-regulatory organization, the Board, when evaluating any proposal, shall, to the fullest extent permitted by applicable law, take into account all factors that the Board deems relevant, including, without limitation, to the extent deemed relevant: (i) the potential impact thereof on the integrity, continuity and stability of the national securities exchange operated by the Company and the other operations of the Company, on the ability to prevent fraudulent and manipulative acts and practices and on investors and the public, and (ii) whether such would promote just and equitable principles of trade, foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to and facilitating transactions in securities or assist in the removal of impediments to or perfection of the mechanisms for a free and open market and a national market system.

Section 2. Composition of the Board

(a) The Board of Directors shall consist of four (4) or more Directors, the number thereof to be determined from time to time by resolution of the Board of Directors, subject to the compositional requirements of the Board set forth in Article III, Section 2(b).

(b) At all times the Board of Directors shall consist of one (1) Director who is the Chief Executive Officer of the Company and who shall be considered to be an Industry Director, and sufficient numbers of Non-Industry (including Independent), Industry and Member Representative Directors to meet the following composition requirements:

(i) the number of Non-Industry Directors, including at least one Independent Director, shall equal or exceed the sum of the number of Industry Directors and Member Representative Directors elected pursuant to Article III, Section 4; and

(ii) the number of Member Representative Directors shall be at least twenty (20) percent of the Board.

(c) The Secretary shall collect from each nominee for Director such information as is reasonably necessary to serve as the basis for a determination of the nominee's classification as a Member Representative, Non-Industry, or Independent Director, if applicable, and the Secretary shall certify to the Nominating Committee or the Member Nominating Committee each nominee's classification, if applicable. Directors shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(d) A Director may not be subject to a statutory disqualification.

Section 3. Terms of Office; Classes

(a) The Board term of the Chief Executive Officer shall expire when such individual ceases to be Chief Executive Officer of the Company.

(b) Each of the Non-Industry and Industry Directors (excluding the Chief Executive

Officer, but including Member Representative Directors) shall be divided into three (3) classes, designated Class I, Class II and Class III, which shall be as nearly equal in number and classification as the total number of such Directors then serving on the Board permits. Directors other than the Chief Executive Officer shall serve staggered three-year terms, with the term of office of one class expiring each year. A Director may serve for any number of terms, consecutive or otherwise. In order to commence such staggered three-year terms, Directors in Class I shall hold office until the second annual election of the Board of Directors, Directors in Class II shall initially hold office until the third annual election of the Board of Directors, and Directors in Class III shall initially hold office until the fourth annual election of the Board of Directors. Commencing with the second annual election of the Board of Directors, the term of office for each class of Directors elected at such time shall be three years from the date of their election. Notwithstanding the foregoing, in the case of any new Director as contemplated by Article III, Section 2(a), such Director shall be added to a class, as determined by the Board at the time of such Director's initial election or appointment, and shall have an initial term expiring at the same time as the term of the class to which such Director has been added.

Section 4. Nomination and Election

(a) The Nominating Committee each year shall nominate Directors for each Director position standing for election at the annual meeting of stockholders that year, or, to the extent necessary, at a special meeting of stockholders. For positions requiring persons who qualify as Member Representative Directors, the Nominating Committee shall nominate only those persons whose names have been approved and submitted by the Member Nominating Committee, and approved by, if applicable, Exchange Members pursuant to the procedures set forth below in this Section 4.

(b) The Member Nominating Committee shall consult with the Nominating Committee, the Chairman and Chief Executive Officer, and shall solicit comments from Exchange Members for the purpose of approving and submitting names of candidates for election to the position of Member Representative Director. A Member Representative Director must be an officer, director, employee, or agent of an Exchange Member that is not a Stockholder Exchange Member.

(c) Not later than sixty (60) days prior to the date announced as the date for the annual or special meeting of stockholders, the Member Nominating Committee shall report to the Nominating Committee and the Secretary the initial nominees for Member Representative Director positions on the Board that have been approved and submitted by the Member Nominating Committee. The Secretary shall promptly notify Exchange Members of those initial nominees. Exchange Members may identify other candidates ("Petition Candidates" for purposes of this Section 4) for the Member Representative Director positions by delivering to the Secretary, at least thirty-five (35) days before the date announced as the date for the annual or special meeting of stockholders (the "Record Date" for purposes of this Section 4), a written petition, which shall designate the candidate by name and office and shall be signed by Executive Representatives of ten percent (10%) or more of the Exchange Members. An Exchange Member may endorse as many candidates as there are Member Representative Director positions to be filled. No Exchange Member, together with its affiliates, may account for more than fifty percent (50%) of the signatures endorsing a particular candidate, and any signatures of such Exchange Member, together with its affiliates, in excess of the fifty percent (50%) limitation shall be disregarded.

(d) Each petition for a Petition Candidate must include a completed questionnaire used to gather information concerning Member Representative Director candidates and must be filed with the Company (the Company shall provide the form of questionnaire upon the request of any Exchange Member).

(e). If no valid petitions from Exchange Members are received by the Record Date, the initial nominees approved and submitted by the Member Nominating Committee shall be nominated as Member Representative Directors by the Nominating Committee. If one or more valid petitions from Exchange Members are received by the Record Date, the Secretary shall include such additional nominees, along with the initial nominees nominated by the Member Nominating Committee, on a list of nominees (the "List of Candidates"). Upon completion, the List of Candidates shall be sent by the Secretary to all Exchange Members that were Exchange Members on the Record Date, by any means, including electronic transmission, to confirm the nominees for the Member Representative Director positions. The List of Candidates shall be accompanied by a notice regarding the time and date of an election to be held at least twenty (20) days prior to the annual or special stockholders' meeting to confirm the Exchange Members' selections of nominees for Member Representative Directors.

(f) With respect to the election held to determine the final nomination of Member Representative Directors, each Exchange Member shall have the right to cast one (1) vote for each available Member Representative Director nomination; *provided*, however, that any such vote must be cast for a person on the List of Candidates, and that no Exchange Member, together with its affiliates, may account for more than twenty percent (20%) of the votes cast for a candidate, and any votes cast by such Exchange Member, together with its affiliates, in excess of such twenty percent (20%) limitation shall be disregarded. The votes shall be cast by written ballot, electronic transmission or any other means as set forth in a notice to the Exchange Members sent by the Company prior to such election. Only votes received prior to 5:00 p.m. Eastern Time on the date of the election shall count for the nomination of a Member Representative Director. The persons on the List of Candidates who receive the most votes shall be selected as the nominees for the Member Representative Director positions to be elected by stockholders.

Section 5. Chairman of the Board

The Chief Executive Officer shall be the Chairman of the Board ("Chairman"). The Chairman shall preside at all meetings of the Board at which the Chairman is present; *provided*, however, that he or she shall not participate in executive sessions of the Board. The Chairman shall exercise such other powers and perform such other duties as may be assigned to the Chairman from time to time by the Board. The Board of Directors shall designate a Lead Director from among the Board's Independent Directors to preside over executive sessions of the Board. The Board shall publicly disclose the identity of the Lead Director and the means by which interested parties may communicate with the Lead Director.

Section 6. Vacancies

(a) Whenever any Director position, other than a Member Representative Director position, becomes vacant prior to the election of a successor at the end of such Director's term, whether because of death, disability, disqualification, removal or resignation, and whenever any newly-created Director position, other than a Member Representative Director position, becomes available because of an increase in the number of Directors, the Nominating Committee shall nominate, and stockholders shall elect, a person satisfying the classification (Industry, Non-Industry, or Independent Director), if applicable, for the directorship to fill such vacancy until the expiration of the remaining term or to fill such newly-created Director position until the expiration of such position's designated term; *provided,* however, that if the remaining term of office of a Director at the time of such Director's vacancy is not more than six (6) months, during the period of vacancy the Board shall not be deemed to be in violation of Article III, Section 2(b) by virtue of such vacancy.

(b) Whenever any Member Representative Director position becomes vacant prior to the election of a successor at the end of such Member Representative Director's term, whether because of death, disability, disqualification, removal, or resignation, and whenever any newly-created Member Representative Director position becomes available because of an increase in the number of Directors, then the stockholders shall follow the procedures set forth in this Section 6(b). In such event, the Member Nominating Committee shall either (i) recommend an individual to the stockholders to be elected to fill such vacancy or (ii) provide a list of recommended individuals to the stockholders from which the stockholders shall elect the individual to fill such vacancy. A Member Representative Director elected pursuant to this Section 6(b) shall serve until the expiration of the remaining term or until the expiration of such position's designated term; *provided,* however, that if the remaining term of office of a Member Representative Director at the time of such Director's vacancy is not more than six (6) months, during the period of vacancy the Board shall not be deemed to be in violation of Article III, Section 2(b) by virtue of such vacancy.

Section 7. Removal and Resignation

(a) Except as hereinafter provided, any Director may be removed or expelled with or without cause by majority vote of stockholders, and may be removed by the Board of Directors in the manner provided by Article III, Section 7(b) below; *provided*, however, that any Member Representative Director may only be removed for cause, which shall include, without limitation, such Director being subject to a statutory disqualification.

(b) A Director shall be removed immediately upon a determination by the Board, by a majority vote of the remaining Directors, (a) that the Director no longer satisfies the classification for which the Director was elected; and (b) that the Director's continued service as such would violate the compositional requirements of the Board set forth in Article III, Section 2(b).

(c) Any Director may resign at any time either upon notice of resignation to the Chairman of the Board, the President or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 8. Place of Meetings; Mode

Any meeting of the Board may be held at such place, within or without the State of Delaware, as shall be designated in the notice of such meeting, but if no such designation is made, then the meeting will be held at the principal business office of the Company. Members of the Board or any committee of the Board may participate in a meeting of the Board or committee by conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 9. Regular Meetings

Regular meetings of the Board may be held, with or without notice, at such time or place as may from time to time be specified in a resolution adopted by the Board.

Section 10. Special Meetings

(a) Special meetings of the Board may be called on a minimum of two (2) days' notice to each Director by the Chairman or the President, and shall be called by the Secretary upon the written request of three (3) Directors then in office.

(b) The person or persons calling a special meeting of the Board shall fix the time and place at which the meeting shall be held, and such time and place shall be specified in the notice of such meeting. Notice of any special meeting shall be given to each Director at his or her business address or such other address as he or she may have advised the Secretary to use for such purpose. If delivered, notice shall be deemed to be given when delivered to such address or to the Director to be notified. If mailed, such notice shall be deemed to be given five (5) business days after deposit in the United States mail, postage prepaid, of a letter addressed to the appropriate location. Notice may also be given by telephone, electronic transmission or other means not specified in this section, and in each such case shall be deemed to be given when actually received by the Director to be notified.

Section 11. Exchange Member Meetings

The Company shall not be required to hold meetings of the Exchange Members.

Section 12. Voting, Quorum and Action by the Board

Each Director shall be entitled to one (1) vote. At all meetings of the Board, the presence of a majority of the number of Directors then in office shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, the Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board except as may be otherwise specifically provided by statute, the Certificate of Incorporation, or these Bylaws.

Section 13. Presumption of Assent

A Director of the Company who is present at a duly convened meeting of the Board or of a committee of the Board at which action on any corporate matter is taken shall be conclusively presumed to have assented to the action taken unless his or her dissent or election to abstain shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent or election to abstain to such action with the person acting as the secretary of the meeting before the adjournment of the meeting or shall forward such dissent or election to abstain by registered or certified mail to the Secretary of the Company immediately after the adjournment of the meeting. Such right to dissent or abstain shall not apply to a Director who voted in favor of such action.

Section 14. Action in Lieu of Meeting

Unless otherwise restricted by statute, the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing(s) or electronic transmission(s) are filed with the minutes of proceedings of the Board or the committee.

Section 15. Waiver of Notice

(a) Whenever notice is required to be given by law, the Certificate of Incorporation or these Bylaws, a waiver thereof by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board, or members of a committee, need be specified in any waiver of notice.

(b) Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 16. Compensation of Board and Committee Members

The Board may provide for reasonable compensation of the Chairman, the Directors and the members of committees. The Board may also provide for reimbursement of reasonable expenses incurred by such persons in connection with the business of the Company.

Section 17. Interpretation of Bylaws

The Board shall have the power to interpret these Bylaws and any interpretation made by it shall be final and conclusive.

Section 18. Conflicts of Interest; Contracts and Transactions Involving Directors

(a) A Director or a member of any committee may not participate in the consideration or decision of any matter relating to a particular Exchange Member, company, or individual if such Director or committee member has a material interest in, or a professional, business, or personal relationship with, that Exchange Member, company, or individual, or if such participation shall create an appearance of impropriety. In any such case, the Director or committee member shall recuse himself or herself or shall be disqualified. If a member of the Board or any committee is recused from consideration of a matter, any decision on the matter shall be by a vote of a majority of the remaining members of the Board or applicable committee.

(b) No contract or transaction between the Company and one or more of its Directors or officers, or between the Company and any other corporation, partnership, association or other organization in which one or more of its Directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason if: (i) the material facts pertaining to such Director's or officer's relationship or interest and the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; or (ii) the material facts are disclosed or become known to the Board or committee after the contract or transaction is entered into, and the Board or committee in good faith ratifies the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum.

ARTICLE IV

Stockholders

Section 1. Annual Meeting; Election of Directors and Other Matters

(a) The annual meeting of the stockholders shall be held at such place and time as determined by the Board for the purpose of electing Directors and members of the Nominating Committee and Member Nominating Committee, and for conducting such other business as may properly come before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting.

(b) The first annual meeting of the stockholders shall be held prior to the Company's commencement of operations as an Exchange.

Section 2. Special Meetings

Special meetings of the stockholders, for any purpose or purposes, may be called by the

Chairman, the Board or the President, and shall be called by the Secretary at the request in writing of stockholders owning not less than a majority of the then issued and outstanding capital stock of the Company entitled to vote. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting. Business transacted at any special meeting of stockholders shall be limited to the purpose(s) stated in the notice of the meeting.

Section 3. List of Stockholders

The Secretary of the Company, or such other person designated by the Secretary or the Board, shall have charge of the stock ledger of the Company and shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time of the meeting, and may be inspected by any stockholder who is present.

Section 4. Quorum and Vote Required for Action

(a) The holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

(b) When a quorum is present at any meeting, the vote of the holders of a majority of the capital stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of statute or of the Certificate of Incorporation, a different vote is required, in which case such express provision shall govern and control the decision of such question.

Section 5. Voting of Shares; Proxies

Unless otherwise provided in the Certificate of Incorporation or these Bylaws, each stockholder of the Company shall at every meeting of the stockholders be entitled to one (1) vote in person or by proxy for each share of the capital stock having voting power held by such stockholder, but no proxy shall be voted on after three (3) years from its date, unless the proxy provides for a longer period. Any such proxy shall be in writing and shall be filed with the Secretary of the Company before or at the time of the meeting.

Section 6. Action in Lieu of Meeting

As set forth in the Certificate of Incorporation of the Company, any action upon which a vote of stockholders is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Company in the manner required by law, *provided* that the matter to be acted upon by such written consent previously has been directed by the Board to be submitted to the stockholders for their action by written consent. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not so consented in writing.

Section 7. Assignment

The stockholder may not transfer or assign, in whole or in part, its ownership interest(s) in the Company.

ARTICLE V

Committees of the Board

Section 1. Number of Committees

The committees of the Board shall consist of a Compensation Committee, an Audit Committee, a Regulatory Oversight Committee, an Appeals Committee, and such other committees as may be from time to time established by the Board. Committees shall have such authority as is vested in them by these Bylaws or the Rules, or as is delegated to them by the Board. All committees are subject to the control and supervision of the Board.

Section 2. Appointment and Removal; Vacancies; Term

(a) The Chairman, with the approval of the Board, shall appoint, consistent with these Bylaws, the members of all committees of the Board, as well as the chair of each committee, and the Chairman may, at any time, with or without cause, remove any member of a committee so appointed, with the approval of the Board. Each committee shall be comprised of at least three (3) people and may include persons who are not members of the Board; *provided*, however, that such committee members who are not also members of the Board shall only participate in committee actions to the extent permitted by law. In appointing members to committees of the Board, the Chairman is responsible for determining that any such committee meets the composition requirements set forth in this Article V.

(b) Upon request of the Secretary, each prospective committee member who is not a Director shall provide to the Secretary such information as is reasonably necessary to serve as the basis for a determination of the prospective committee member's classification as an Industry, Non-Industry, or Independent member. The Secretary shall certify to the Board each prospective committee member's classification. Such committee members shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(c) The term of office of a committee member shall terminate immediately upon a determination by the Board, by a majority vote of the Directors, (i) that the committee member no longer satisfies the classification for which the committee member was selected; and (ii) that the committee member's continued service as such would violate the compositional requirements of such committee set forth in this Article V.

(d) Any vacancy occurring in a committee shall be filled by the Chairman for the remainder of the term, with the approval of the Board.

(e) Except as otherwise provided by the Bylaws, members of a committee shall hold office for a one-year period.

Section 3. Powers and Duties of Committees

To the extent provided in the resolution of the Board, any committee that consists solely of one or more Directors shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Company.

Section 4. Conduct of Proceedings

Except as otherwise provided in these Bylaws or by the Board, each committee may adopt its own rules of procedure and may meet at stated times or on such notice as such committee may determine. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

Section 5. Voting, Quorum and Action by Committees

Each committee member shall be entitled to one (1) vote. Unless otherwise required by the Bylaws, the presence of a majority of the number of committee members serving on a committee shall constitute a quorum for the transaction of business of such committee. If a quorum shall not be present at any meeting of a committee, the committee members present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the committee members present at any meeting at which there is a quorum shall be the act of such committee except as may be otherwise specifically provided by statute or these Bylaws.

Section 6. Specified Committees

(a) The Chairman, with the approval of the Board, shall appoint a Compensation Committee. The Compensation Committee shall consider and recommend compensation policies, programs, and practices for officers and other employees of the Company. Each voting member of the Compensation Committee shall be a Non-Industry Director.

(b) The Chairman, with the approval of the Board, shall appoint an Audit Committee consisting of Directors. A majority of the Audit Committee members shall be Non-Industry Directors. A Non-Industry Director shall serve as Chairman of the Audit Committee. The Audit Committee shall perform the following primary functions, as well as such other functions as may be specified in the charter of the Audit Committee: (A) provide oversight over the Company's financial reporting process and the financial information that is provided to stockholders and others; (B) provide oversight over the systems of internal controls established by management and the Board and the Company's legal and compliance process; (C) select, evaluate and, where appropriate, replace the Company's independent auditors (or nominate the independent auditors to be proposed for ratification by stockholders); and (D) direct and oversee all the activities of the Company's internal audit function, including but not limited to management's responsiveness to internal audit recommendations. The Audit Committee shall have exclusive authority to: (A) hire or terminate the head of the Company's Internal Audit Department; (B) determine the compensation of the head of the Internal Audit Department; and (C) determine the budget for the Internal Audit Department. The Internal Audit Department and its head shall report directly to the Audit Committee. The Audit Committee may, in its discretion, direct that the Internal Audit Department also report to senior management of the Company on matters the Audit Committee deems appropriate and may request that senior management of the Company perform such operational oversight as necessary and proper, consistent with preservation of the independence of the internal audit function.

(c) The Chairman, with the approval of the Board, shall appoint a Regulatory Oversight Committee. The Regulatory Oversight Committee shall oversee the adequacy and effectiveness of the Exchange's regulatory and self-regulatory organization responsibilities, including those responsibilities with regard to each of its facilities, as defined in Section 3(a)(2) of the Act, assess Exchange's regulatory performance, assist the Board and committees of the Board in reviewing the regulatory plan and the overall effectiveness of Exchange's regulatory functions and, in consultation with the Chief Executive Officer of the Company, establish the goals, assess the performance, and fix the compensation of the Chief Regulatory Officer of the Company. Each member of the Regulatory Oversight Committee shall be a Non-Industry Director.

(d) The Chairman, with the approval of the Board, shall appoint an Appeals Committee. The Appeals Committee shall preside over all appeals related to disciplinary and adverse action determinations in accordance with the Exchange Rules. The Appeals Committee shall consist of one Independent Director, one Industry Director, and one Member Representative Director. If the Independent Director recuses himself or herself from an appeal, due to a conflict of interest or otherwise, such Independent Director may be replaced by a Non-Industry Director for purposes of the applicable appeal if there is no other Independent Director able to serve as the replacement.

(e) The Chairman, with the approval of the Board, may appoint an Executive Committee, which shall, to the fullest extent permitted by Delaware law and other applicable law, have and be permitted to exercise all the powers and authority of the Board in the management of the business and affairs of the Company between meetings of the Board. The number of Non-Industry Directors on the Executive Committee shall equal or exceed the number of Industry Directors on the Executive Committee. The percentage of Independent Directors on the Executive Committee shall be at least as great as the percentage of Independent Directors on the whole Board, and the percentage of Member Representative Directors on the Executive Committee shall be at least as great as the percentage of Member Representative Directors on the whole Board.

(f) The Chairman, with the approval of the Board, may appoint a Finance Committee. The Finance Committee shall advise the Board with respect to the oversight of the financial operations and conditions of the Company, including recommendations for Company's annual operating and capital budgets.

ARTICLE VI

Nominating Committees

Section 1. Election of Nominating Committee and Member Nominating Committee

The Nominating Committee and the Member Nominating Committee shall each be elected on an annual basis by a vote of the stockholders. The stockholder shall appoint the initial Nominating Committee and Member Nominating Committee consistent with the compositional requirements of this Article VI. In each subsequent year, each of the Nominating Committee and Member Nominating Committee, after completion of its respective duties for nominating Directors for election to the Board for that year, shall nominate candidates to serve on the succeeding year's Nominating Committee or Member Nominating Committee, as applicable, such candidates to be voted on by stockholders at the annual meeting of stockholders. Additional candidates for the Member Nominating Committee may be nominated and elected pursuant to the same process as provided for in Article III, Section 4.

Section 2. Nominating Committee

The Nominating Committee shall nominate candidates for election to the Board at the annual stockholder meeting and all other vacant or new Director positions on the Board. The Nominating Committee, in making such nominations, is responsible for ensuring that candidates meet the compositional requirements of Article III, Section 2(b). The number of Non-Industry members on the Nominating Committee shall equal or exceed the number of Industry members on the Nominating Committee. A Nominating Committee member may simultaneously serve on the Nominating Committee and the Board, unless the Nominating Committee is nominating Director candidates for the Director's class, as explained in Article III, Section 3. Notwithstanding the preceding sentence, a Director may serve on the Nominating Committee in his or her final year of service on the Board. Following that year, that member may not stand for election to the Board until such time as he or she is no longer a member of the Nominating Committee.

Section 3. Member Nominating Committee

The Member Nominating Committee shall nominate candidates for each Member Representative Director position on the Board that is to be elected by Exchange Members or stockholders under the terms of these Bylaws. Each member of the Member Nominating Committee shall be a Member Representative member.

ARTICLE VII

Officers, Agents and Employees

Section 1. General

The officers of the Company shall include a Chief Executive Officer, a President, a Chief Regulatory Officer, a Secretary, a Treasurer, and such other officers as in the Board's opinion are desirable for the conduct of the business of the Company. Any two or more offices may be held by the same person, except that the offices of the President and Secretary may not be held by the same person.

Section 2. Appointment and Tenure

Each officer of the Company shall be appointed by the Board on an annual basis, and shall hold office until his or her successor is appointed and qualified or until his or her earlier death, disability, disqualification, removal or resignation. An officer may serve for any number of terms, consecutive or otherwise.

Section 3. Resignation and Removal of Officers; Vacancies

(a) Any officer may resign at any time upon notice of resignation to the Chairman and Chief Executive Officer, the President or the Secretary. Any such resignation shall take effect upon receipt of such notice or at any later time specified therein, or if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

(b) Any officer of the Company may be removed, with or without cause, by the Board. Such removal shall be without prejudice to the contractual rights of the affected officer, if any, with the Company.

(c) Vacancies in any office of the Company may be filled for the unexpired term by the Board.

Section 4. Compensation

The Compensation of the Chief Executive Officer shall be fixed by the Compensation Committee. Except as otherwise provided in Article V, Section 6(c) of these Bylaws, the salaries of all other officers and agents of the Company shall be fixed by the Chief Executive Officer, in consultation with the Compensation Committee.

Section 5. Powers and Duties; Delegation

Each of the officers of the Company shall, unless otherwise ordered by the Board, have such powers and duties as customarily pertain to the respective office, and such further powers and duties as from time to time may be conferred by the Board, or by an officer delegated such authority by the Board. The Board may delegate the duties and powers of any officer of the Company to any other officer or to any Director for a specified period of time and for any reason that the Board may deem sufficient.

Section 6. Chief Executive Officer

The Chief Executive Officer shall be the Chairman of the Board and shall preside at all meetings of the Board at which the Chief Executive Officer is present; provided, however, that he or she shall not participate in executive sessions of the Board. The Chief Executive Officer shall be the chief executive officer of the Company, shall have general supervision over the business and affairs of the Company, and shall serve at the pleasure of the Board. The Chief Executive Officer shall have all powers and duties usually incident to the office of the Chief Executive Officer, except as specifically limited by a resolution of the Board. The Chief Executive Officer shall exercise such other powers and perform such other duties as may be assigned to the Chief Executive Officer from time to time by the Board.

Section 7. President

The President shall, in the absence of the Chairman and Chief Executive Officer, preside at all meetings of the Board at which the President is present. The President shall have general supervision over the operations of the Company. The President shall have all powers and duties usually incident to the office of the President, except as specifically limited by a resolution of the Board. The President shall exercise such other powers and perform such other duties as may be assigned to the President from time to time by the Board.

Section 8. Vice President

The Board shall appoint one or more Vice Presidents. In the absence or disability of the President or if the office of President becomes vacant, the Vice Presidents in the order determined by the Board, or if no such determination has been made, in the order of their seniority, shall perform the duties and exercise the powers of the President, subject to the right of the Board at any time to extend or restrict such powers and duties or to assign them to others. Any Vice President may have such additional designations in such Vice President's title as the Board may determine. The Vice Presidents shall generally assist the President in such manner as the President shall direct. Each Vice President shall exercise such other powers and perform such other duties as may be assigned to such Vice President from time to time by the Board, the

Chief Executive Officer or the President. The term "Vice President" used in this Section shall include the positions of Executive Vice President, Senior Vice President, and Vice President.

Section 9. Chief Regulatory Officer

An officer of the Company with the position of Executive Vice President or Senior Vice President shall be designated as the Chief Regulatory Officer of the Company. The Chief Regulatory Officer shall have general supervision of the regulatory operations of the Company, including responsibility for overseeing the Company's surveillance, examination and enforcement functions and for administering any regulatory services agreements with another self-regulatory organization to which the Company is a party. The Chief Regulatory Officer shall meet with the Regulatory Oversight Committee of the Company in executive session at regularly scheduled meetings of such committee, and at any time upon request of the Chief Regulatory Officer or any member of the Regulatory Oversight Committee. The Chief Regulatory Officer may, but is not required to, also serve as the General Counsel of the Company.

Section 10. Secretary

The Secretary shall act as Secretary of all meetings of the Board at which the Secretary is present, shall record all the proceedings of all such meetings in a book to be kept for that purpose, shall have supervision over the giving and service of notices of the Company, and shall have supervision over the care and custody of the books and records of the Company. The Secretary shall be empowered to affix the Company's seal, if any, to documents, the execution of which on behalf of the Company under its seal is duly authorized, and when so affixed, may attest the same. The Secretary shall have all powers and duties usually incident to the office of Secretary, except as specifically limited by a resolution of the Board. The Secretary shall exercise such other powers and perform such other duties as may be assigned to the Secretary from time to time by the Board, the Chief Executive Officer or the President.

Section 11. Assistant Secretary

In the absence of the Secretary or in the event of the Secretary's inability or refusal to act, any Assistant Secretary, approved by the Board, shall exercise all powers and perform all duties of the Secretary. An Assistant Secretary shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Secretary from time to time by the Board or the Secretary.

Section 12. Treasurer

The Treasurer shall have general supervision over the care and custody of the funds and over the receipts and disbursements of the Company and shall cause the funds of the Company to be deposited in the name of the Company in such banks or other depositories as the Board may designate. The Treasurer shall have supervision over the care and safekeeping of the securities of the Company. The Treasurer shall have all powers and duties usually incident to the office of Treasurer except as specifically limited by a resolution of the Board. The Treasurer shall exercise such other powers and perform such other duties as may be assigned to the Treasurer from time to time by the Board, the Chief Executive Officer or the President.

Section 13. Assistant Treasurer

In the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, any Assistant Treasurer, approved by the Board, shall exercise all powers and perform all duties of the Treasurer. An Assistant Treasurer shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Treasurer from time to time by the Board or the Treasurer.

ARTICLE VIII

Indemnification

Section 1. Indemnification of Directors, Officers, Employees and Other Agents

The Company shall indemnify its Directors and executive officers to the fullest extent not prohibited by the Delaware General Corporation Law; provided, however, that the Company may limit the extent of such indemnification by individual contracts with its Directors and executive officers; and, provided, further, that the Company shall not be required to indemnify any Director or executive officer in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Company or its Directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Company or (iii) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the Company under the Delaware General Corporation Law.

(a) *Other Officers, Employees and Other Agents.* The Company shall have the power to indemnify its other officers, employees and other agents as set forth in the Delaware General Corporation Law.

(b) *Expenses.* The Company shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a Director or executive officer, of the Company or is or was serving at the request of the Company as a Director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any Director or executive officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under this Article VIII or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Article VIII, Section 1, no advance shall be made by the Company to an executive officer of the Company (except by reason of the fact that such executive officer is or was a Director of the Company in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum consisting of Directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested Directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Company.

(c) *Enforcement.* Without the necessity of entering into an express contract, all rights to indemnification and advances to Directors and executive officers under this Article VIII shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the Company and the Director or executive officer. Any right to indemnification or advances granted by this Article VIII to a Director or executive officer shall be enforceable by or on behalf of the person holding such right in the forum in which the proceeding is or was pending or, if such forum is not available or a determination is made that such forum is not convenient, in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting his claim. The Company shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the Delaware General Corporation Law for the Company to indemnify the claimant for the amount claimed. Neither the failure of the Company (including its Board of Directors, independent legal counsel or its Stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Company (including its Board of Directors, independent legal counsel or its Stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

(d) *Non Exclusivity of Rights.* To the fullest extent permitted by the Company's Certificate of Incorporation and the Delaware General Corporation Law, the rights conferred on any person by this Article VIII shall not be exclusive of any other right which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of Stockholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The Company is specifically authorized to enter into individual contracts with any or all of its Directors, officers, employees or agents respecting indemnification and advances, to the fullest extent permitted by the Delaware General Corporation Law and the Company's Certificate of Incorporation.

(e) *Survival of Rights.* The rights conferred on any person by this Article VIII shall continue as to a person who has ceased to be a Director or executive officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

(f) *Insurance.* The Company, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Article VIII.

(g) *Amendments*. Any repeal or modification of this Article VIII shall only be prospective and shall not affect the rights under this Article VIII in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the Company.

(h) *Saving Clause*. If this Article VIII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify each Director and executive officer to the fullest extent permitted by any applicable portion of this Article VIII that shall not have been invalidated or by any other applicable law.

(i) *Certain Definitions*. For the purposes of this Article VIII, the following definitions shall apply:

(i) The term "proceeding" shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement and appeal of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative.

(ii) The term "expenses" shall be broadly construed and shall include, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding, including expenses of establishing a right to indemnification under this Article VIII or any applicable law.

(iii) The term the "Company" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(iv) References in this Article VIII to a "Director," "officer," "employee," or "agent" of the Company shall include, without limitation, situations where such person is serving at the request of the Company as a director, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

Section 2. Exchange Not Liable

Except as provided in the Exchange Rules, the Company shall not be liable for any loss or damage sustained by any current or former Exchange Member growing out of the use or enjoyment by such Exchange Member of the facilities afforded by the Company (or any predecessor or successor thereof) or its subsidiaries.

ARTICLE IX

Amendments; Emergency Bylaws

Section 1. By Stockholders or Board

These Bylaws may be altered, amended or repealed, or new Bylaws may be adopted, (i) by the written consent of the stockholders of the Company, or (ii) at any regular or special meeting of the Board by a resolution adopted by the Board.

Section 2. Emergency Bylaws

The Board may adopt emergency Bylaws subject to repeal or change by action of the stockholders of the Company which shall, notwithstanding any different provision of law, the Certificate of Incorporation or these Bylaws, be operative during any emergency resulting from any nuclear or atomic disaster, an attack on the United States or on a locality in which the Company conducts its business or customarily holds meetings of the Board, any catastrophe, or other emergency condition, as a result of which a quorum of the Board or a committee thereof cannot readily be convened for action. Such emergency Bylaws may make any provision that may be practicable and necessary under the circumstances of the emergency.

Section 3. Authority to Take Action Under Extraordinary Market Conditions

The Board, or such person or persons as may be designated by the Board, in the event of extraordinary market conditions, shall have the authority to take any action regarding:

(a) the trading in or operation of the national securities exchange operated by the Company or any other organized securities markets that may be operated by the Company, the operation of any automated system owned or operated by the Company, and the participation in any such system of any or all persons or the trading therein of any or all securities; and

(b) the operation of any or all offices or systems of Exchange Members, if, in the opinion of the Board or the person or persons hereby designated, such action is necessary or appropriate for the protection of investors or the public interest or for the orderly operation of the marketplace or the system.

ARTICLE X

Exchange Authorities

Section 1. Rules

The Board, acting in accordance with the terms of these Bylaws and the Rules, shall be vested with all powers necessary for the governance of the Company as an "exchange" within the meaning of the Act. To promote and enforce just and equitable principles of trade and business, to maintain high standards of commercial honor and integrity among Exchange Members, to collaborate with governmental and other agencies in the promotion of fair practices and the elimination of fraud, and in general to carry out the purposes of the Company and of the Act, the Board is hereby authorized to adopt such rules and such amendments thereto as it may, from time to time, deem necessary or appropriate. If any such rules or amendments thereto are approved by the Commission or otherwise become effective as provided in the Act, they shall become operative Exchange Rules as of the date of Commission approval or effectiveness under the Act unless a later operative date is declared by the Company. The Board is hereby authorized, subject to the provisions of these Bylaws and the Act, to administer, enforce, interpret, issue exemptions from, suspend, or cancel any Rules adopted hereunder.

Section 2. Disciplinary Proceedings

(a) The Board is authorized to establish procedures relating to disciplinary proceedings involving Exchange Members and their associated persons.

(b) The Board is authorized to impose appropriate sanctions applicable to Exchange Members, including censure, fine, suspension, or expulsion from membership, suspension or bar from being associated with all Exchange Members, limitation of activities, functions and operations of an Exchange Member, or any other fitting sanction, and to impose appropriate sanctions applicable to persons associated with Exchange Members, including censure, fine, suspension, or barring a person associated with an Exchange Member from being associated with all Exchange Members, limitation of activities, functions and operations of a person associated with an Exchange Member or any other fitting sanction, for:

(i) a breach by an Exchange Member or a person associated with an Exchange Member of any covenant with the Company or its stockholders;

(ii) violation by an Exchange Member or a person associated with an Exchange Member of any of the terms, conditions, covenants, and provisions of the Bylaws, the Rules, or the federal securities laws, including the rules and regulations adopted thereunder;

(iii) failure by an Exchange Member or person associated with an Exchange Member to: (A) submit a dispute for arbitration as may be required by the Rules; (B) appear or produce any document in the Exchange Member's or person's possession or control as directed pursuant to the Rules; (C) comply with an award of arbitrators properly rendered, where a timely motion to vacate or modify such award has not been made pursuant to applicable law or where such a motion has been denied; or (D) comply with a written and executed settlement agreement obtained in connection with an arbitration or mediation submitted for disposition; or

(iv) failure by an Exchange Member or person associated with an Exchange Member to adhere to any ruling, order, direction, or decision of, or to pay any sanction, fine, or costs imposed by the Board or any entity to which the Board has delegated its powers.

Section 3. Membership Qualifications

(a) The Board shall have authority to adopt rules and regulations applicable to Exchange Members, applicants seeking to become Exchange Members, and persons associated with applicants or Exchange Members, establishing specified and appropriate standards with respect to the training, experience, competence, financial responsibility, operational capability, and such other qualifications as the Board finds necessary or desirable.

(b) The Board may from time to time make such changes in such rules, regulations, and standards as it deems necessary or appropriate.

(c) Uniform standards for regulatory and other access issues, such as admission to membership and conditions to becoming an Exchange market maker, shall be promulgated and applied on a consistent basis, and the Company shall institute safeguards to ensure fair and evenhanded access to all of its services and facilities.

Section 4. Fees, Dues, Assessments, and Other Charges

The Board shall have authority to fix and levy the amount of fees, dues, assessments, and other charges to be paid by Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls; *provided*, however, that such fees, dues, assessments, and other charges shall be equitably allocated among Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls. Any revenues received by the Company from fees derived from its regulatory function or regulatory penalties will not be used for non-regulatory purposes or distributed to the stockholder, but rather, shall be applied to fund the legal and regulatory operations of the Company (including surveillance and enforcement activities), or, as the case may be, shall be used to pay restitution and disgorgement of funds intended for customers.

ARTICLE XI

Miscellaneous Provisions

Section 1. Fiscal Year

The fiscal year of the Company shall be as determined from time to time by the Board.

Section 2. Participation in Board and Committee Meetings

All meetings of the Board (and any committees of the Board) pertaining to the self-regulatory function of the Company (including disciplinary matters) shall be closed to all persons other than members of the Board and officers, staff, counsel or other advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the Commission. In no event shall members of the Board of Directors of Direct Edge LLC or Bats Global Markets, Inc. who are not also members of the Board, or any officers, staff, counsel or advisors of Direct Edge LLC or Bats Global Markets, Inc. who are not also officers, staff, counsel or advisors of the Company (or any committees of the Board), be allowed to participate in any meetings of the Board (or any committee of the Board) pertaining to the self-regulatory function of the Company (including disciplinary matters).

Section 3. Books and Records; Confidentiality of Information and Records Relating to SRO Function

The books and records of the Company shall be maintained at a location within the United States. All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices, and audit information) shall be retained in confidence by the Company and its personnel and will not be used by the Company for any non-regulatory purposes and shall not be made available to any person (including, without limitation, any Exchange Member) other than to personnel of the Commission, and those personnel of the Company, members of committees of the Board, members of the Board, hearing officers and other agents of the Company to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Company.

Section 4. Dividends

Subject to any provisions of any applicable statute, other provisions of these Bylaws or the Certificate of Incorporation, dividends may be declared upon the capital stock of the Company by, and in the absolute discretion of, the Board; and any such dividends may be paid in cash, property or shares of stock of the Company, as determined by the Board, and shall be declared and paid on such dates and in such amounts as are determined by the Board.

Section 5. Reserves

Before payment of any dividends, there may be set aside out of any funds of the Company available for dividends such sum or sums as the Board from time to time, in its absolute discretion, determines to be proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Company, or for such other purpose as the Board shall determine to be conducive to the interests of the Company, and the Board may modify or abolish any such reserve in the manner in which it was created.

Section 6. Execution of Instruments, Contracts, etc.

(a) All checks, drafts, bills of exchange, notes or other obligations or orders for the payment of money shall be signed in the name of the Company by such officer or officers or person or persons as the Board, or a duly authorized committee thereof, may from time to time designate. Except as otherwise provided by applicable law, the Board, any committee given specific authority in the premises by the Board, or any committee given authority to exercise generally the powers of the Board during intervals between meetings of the Board may authorize any officer, employee, or agent, in the name of and on behalf of the Company, to enter into or execute and deliver deeds, bonds, mortgages, contracts, and other obligations or instruments, and such authority may be general or confined to specific instances.

(b) All applications, written instruments, and papers required by any department of the United States government or by any state, county, municipal, or other governmental authority may be executed in the name of the Company by any officer of the Company, or, to the extent designated for such purpose from time to time by the Board, by an employee or agent of the Company. Such designation may contain the power to substitute, in the discretion of the person named, one or more other persons.

Section 7. Power to Vote Stock

Unless otherwise instructed by the Board, the Chief Executive Officer of the Company shall have the power and authority on behalf of the Company to attend and to vote at any meeting of stockholders, partners or equity holders of any corporation, partnership or any other entity in which the Company may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Company any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Company in connection with the exercise by the Company of the rights and powers incident to the ownership of such stock, partnership or other equity interest. The Board and the Chief Executive Officer may from time to time confer like powers upon any other person or persons.

Section 8. Severability

If any provision of these Bylaws, or the application of any provision of these Bylaws to any person or circumstances, is held invalid, the remainder of these Bylaws and the application of such provision to other persons or circumstances shall not be affected.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "EDGX EXCHANGE, INC.", FILED IN THIS OFFICE ON THE THIRTY-FIRST DAY OF JANUARY, A.D. 2014, AT 11:15 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

4662896 8100


SECRETARY OF STATE
1776
1970
DELAWARE

140116697

You may verify this certificate online at corp.delaware.gov/authver.shtml



Jeffrey W. Bullock, Secretary of State

AUTHENTICATION: 1101676

DATE: 01-31-14

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:15 AM 01/31/2014
FILED 11:15 AM 01/31/2014
SRV 140116697 - 4662896 FILE

RESTATED CERTIFICATE OF INCORPORATION

OF

EDGX EXCHANGE, INC.

EDGX Exchange, Inc., a corporation organized and existing under and by virtue of the provisions of the Delaware General Corporation Law ("General Corporation Law"):

DOES HEREBY CERTIFY:

That the name of this corporation is EDGX Exchange, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on March 9, 2009 under the name EDGX Exchange, Inc..

That the Board of Directors duly adopted resolutions pursuant to Sections 242 and 245 of the General Corporation Law proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefore, which resolution setting forth the proposed amendment and restatement is as follows:

FIRST: The name of the corporation is EDGX Exchange, Inc.

SECOND: The registered office of the corporation in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801, and the name of its registered agent at that address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of stock which the corporation shall have authority to issue is One Thousand (1,000), $0.01 par value per share. All such stock shall be classified as Common Stock.

* * *

The undersigned executed this Restated Certificate of Incorporation as of January 31, 2014.

EDGX Exchange, Inc.

/s/ William O'Brien
Name: William O'Brien
Title: Chief Executive Officer

[*Signature Page to Restated Certificate of Incorporation of EDGX Exchange, Inc.*]

F Bats EDGX Exchange, Inc.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "EDGX EXCHANGE, INC.", CHANGING ITS NAME FROM "EDGX EXCHANGE, INC." TO "BATS EDGX EXCHANGE, INC.", FILED IN THIS OFFICE ON THE NINETEENTH DAY OF FEBRUARY, A.D. 2016, AT 8:49 O`CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.


Jeffrey W. Bullock, Secretary of State


SECRETARY'S OFFICE
DELAWARE

4662896 8100
SR# 20160942095

Authentication: 201871498
Date: 02-23-16

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:49 AM 02/19/2016
FILED 08:49 AM 02/19/2016
SR 20160942095 - File Number 4662896

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of

EDGX EXCHANGE, INC.

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered " FIRST " so that, as amended, said Article shall be and read as follows:

FIRST: The name of the Corporation is: Bats EDGX Exchange, Inc.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 12TH day of February, 2016.

By: 
Authorized Officer

Title: CFO

Name: Brian N. Schell
Print or Type

DE011 - 01/27/2007 C T System Online

FIFTH AMENDED AND RESTATED
BYLAWS OF BATS EDGX EXCHANGE, INC.
(a Delaware corporation)

ARTICLE I

Definitions

When used in these Bylaws, unless the context otherwise requires, the terms set forth below shall have the following meanings:

(a) "Act" means the Securities Exchange Act of 1934, as amended.

(b) An "affiliate" of, or person "affiliated" with a specific person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

(c) "Board" or "Board of Directors" means the Board of Directors of the Company.

(d) "broker" shall have the same meaning as in Section 3(a)(4) of the Act.

(e) "Commission" means the Securities and Exchange Commission.

(f) "Company" means Bats EDGX Exchange, Inc., a Delaware corporation.

(g) "day" means calendar day.

(h) "dealer" shall have the same meaning as in Section 3(a)(5) of the Act.

(i) "Director" means the persons elected or appointed to the Board of Directors from time to time in accordance with the Certificate of Incorporation and these Bylaws.

(j) "Exchange" means the national securities exchange operated by the Company.

(k) "Exchange Member" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. An Exchange Member is not a stockholder of the Company by reason of being an Exchange Member. An Exchange Member will have the status of a "member" of the Exchange as that term is defined in Section 3(a)(3) of the Act.

(l) "Executive Representative" means the person identified to the Company by an Exchange Member as the individual authorized to represent, vote and act on behalf of the Exchange Member. An Exchange Member may change its Executive Representative or appoint a substitute for its Executive Representative upon giving notice thereof to the Secretary of the Company via electronic process or such other process as the Company may prescribe. An Executive Representative of an Exchange Member or a substitute shall be a member of senior management of the Exchange Member.

(m) "Independent Director" means a Director who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member; *provided,* however, that an individual who otherwise qualifies as an Independent Director shall not be disqualified from serving in such capacity solely because such Director is a Director of the Company or its stockholder.

(n) "Independent member" means a member of any committee who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member, other than as a committee member. The term Independent member may but is not required to refer to an Independent Director who serves on a committee.

(o) "Industry Director" means a Director who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than ten percent of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent of the gross revenues received by the consolidated entity; (iii) owns more than five percent of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed ten percent of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20 percent or more of the professional revenues received by the Director or 20 percent or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50 percent or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20 percent or more of the professional revenues received by the Director or member or 20 percent or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(p) "Industry member" means a member of any committee or hearing panel who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than ten percent of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent of the gross revenues received by the consolidated entity; (iii) owns more than five percent of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed ten percent of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20 percent or more of the professional revenues received by the Director or 20 percent or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50 percent or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20 percent or more of the professional revenues received by the Director or member or 20 percent or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(q) "List of Candidates" means the list of nominees for Member Representative Director positions as nominated by the Member Nominating Committee and amended by petitions filed by Exchange Members. The List of Candidates is submitted to Exchange Members for the final selection of nominees to be elected by stockholders to serve as Member Representative Directors.

(r) "Member Nominating Committee" means the Member Nominating Committee elected pursuant to these Bylaws.

(s) "Member Representative Director" means a Director who has been appointed as such to the initial Board of Directors pursuant to Article III, Section 4(g) of these Bylaws, or elected by stockholders after having been nominated by the Member Nominating Committee or by an Exchange Member pursuant to these Bylaws and confirmed as the nominee of Exchange Members after majority vote of Exchange Members, if applicable. A Member Representative Director must be an officer, director, employee, or agent of an Exchange Member that is not a Stockholder Exchange Member.

(t) "Member Representative member" means a member of any committee or hearing panel who is an officer, director, employee or agent of an Exchange Member that is not a Stockholder Exchange Member.

(u) "Nominating Committee" means the Nominating Committee elected pursuant to these Bylaws.

(v) "Non-Industry Director" means a Director who is (i) an Independent Director; or (ii) any other individual who would not be an Industry Director.

(w) "Non-Industry member" means a member of any committee who is (i) an Independent member; or (ii) any other individual who would not be an Industry member.

(x) "person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government.

(y) "person associated with an Exchange Member" or "associated person of an

Exchange Member" means any partner, officer, or director of an Exchange member (or person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with, such Exchange member, or any employee of such Exchange member, except that any person associated with an Exchange member whose functions are solely clerical or ministerial shall not be included in the meaning of such term for purposes of these Bylaws.

(z) "Record Date" means a date at least thirty-five (35) days before the date announced as the date for the annual meeting of stockholders and set as the last date on which Exchange Members may petition to add to the List of Candidates and used to determine whether Exchange Members are entitled to vote on the final List of Candidates.

(aa) "registered broker or dealer" means any registered broker or dealer, as defined in Section 3(a)(48) of the Act, that is registered with the Commission under the Act.

(bb) "Rules" or "Exchange Rules" shall have the same meaning as set forth in Section 3(a)(27) of the Act.

(cc) "stockholder" means any person who maintains a direct ownership interest in the Company. The sole stockholder of the Company shall be Direct Edge LLC.

(dd) "Stockholder Exchange Member" means an Exchange Member that also maintains, directly or indirectly, an ownership interest in the Company.

(ee) "statutory disqualification" shall have the same meaning as in Section 3(a)(39) of the Act.

ARTICLE II

Office and Agent

Section 1. Principal Business Office

The principal business office of the Company shall be located at 545 Washington Boulevard, 6th fl., Jersey City, New Jersey 07310, or such other location as may hereafter be determined by the Board of Directors. The Company may have such other office or offices as the Board of Directors may from time to time designate or as the purposes of the Company may require from time to time.

Section 2. Registered Office

The address of the registered office of the Company in the State of Delaware is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

Section 3. Registered Agent

The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

ARTICLE III

Board of Directors

Section 1. Powers

(a) The business and affairs of the Company shall be managed by its Board, except to the extent that the authority, powers and duties of such management shall be delegated to a committee or committees of the Board pursuant to these Bylaws or the Rules. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. To the fullest extent permitted by applicable law and these Bylaws the Board may delegate any of its powers to a committee appointed pursuant to Article V or to any officer, employee or agent of the Company.

(b) The Board shall have the power to adopt, amend or repeal the Rules in accordance with Article X, Section 1.

(c) The Board may adopt such rules, regulations and requirements for the conduct of the business and management of the Company, not inconsistent with law, the Certificate of Incorporation or these Bylaws, as the Board may deem proper. A Director shall, in the performance of such Director's duties, be fully protected, to the fullest extent permitted by law, in relying in good faith upon the books of account or reports made to the Company by any of its officers, by an independent certified public accountant, by an appraiser selected with reasonable care by the Board or any committee of the Board or by any agent of the Company, or in relying in good faith upon other records of the Company.

(d) In connection with managing the business and affairs of the Company, the Board shall consider applicable requirements for registration as a national securities exchange under Section 6(b) of the Act, including, without limitation, the requirements that (a) the Rules shall be designed to protect investors and the public interest and (b) the Exchange shall be so organized and have the capacity to carry out the purposes of the Act and to enforce compliance by its "members," as that term is defined in Section 3 of the Act (such statutory members being referred to in these Bylaws as "Exchange Members") and persons associated with Exchange Members, with the provisions of the Act, the rules and regulations under the Act, and the Rules of the Exchange.

(e) In light of the unique nature of the Company and its operations and in light of the

Company's status as a self-regulatory organization, the Board, when evaluating any proposal, shall, to the fullest extent permitted by applicable law, take into account all factors that the Board deems relevant, including, without limitation, to the extent deemed relevant: (i) the potential impact thereof on the integrity, continuity and stability of the national securities exchange operated by the Company and the other operations of the Company, on the ability to prevent fraudulent and manipulative acts and practices and on investors and the public, and (ii) whether such would promote just and equitable principles of trade, foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to and facilitating transactions in securities or assist in the removal of impediments to or perfection of the mechanisms for a free and open market and a national market system.

Section 2. Composition of the Board

(a) The Board of Directors shall consist of four (4) or more Directors, the number thereof to be determined from time to time by resolution of the Board of Directors, subject to the compositional requirements of the Board set forth in Article III, Section 2(b).

(b) At all times the Board of Directors shall consist of one (1) Director who is the Chief Executive Officer of the Company and who shall be considered to be an Industry Director, and sufficient numbers of Non-Industry (including Independent), Industry and Member Representative Directors to meet the following composition requirements:

(i) the number of Non-Industry Directors, including at least one Independent Director, shall equal or exceed the sum of the number of Industry Directors and Member Representative Directors elected pursuant to Article III, Section 4; and

(ii) the number of Member Representative Directors shall be at least twenty (20) percent of the Board.

(c) The Secretary shall collect from each nominee for Director such information as is reasonably necessary to serve as the basis for a determination of the nominee's classification as a Member Representative, Non-Industry, or Independent Director, if applicable, and the Secretary shall certify to the Nominating Committee or the Member Nominating Committee each nominee's classification, if applicable. Directors shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(d) A Director may not be subject to a statutory disqualification.

Section 3. Terms of Office; Classes

(a) The Board term of the Chief Executive Officer shall expire when such individual ceases to be Chief Executive Officer of the Company.

(b) Each of the Non-Industry and Industry Directors (excluding the Chief Executive

Officer, but including Member Representative Directors) shall be divided into three (3) classes, designated Class I, Class II and Class III, which shall be as nearly equal in number and classification as the total number of such Directors then serving on the Board permits. Directors other than the Chief Executive Officer shall serve staggered three-year terms, with the term of office of one class expiring each year. A Director may serve for any number of terms, consecutive or otherwise. In order to commence such staggered three-year terms, Directors in Class I shall hold office until the second annual election of the Board of Directors, Directors in Class II shall initially hold office until the third annual election of the Board of Directors, and Directors in Class III shall initially hold office until the fourth annual election of the Board of Directors. Commencing with the second annual election of the Board of Directors, the term of office for each class of Directors elected at such time shall be three years from the date of their election. Notwithstanding the foregoing, in the case of any new Director as contemplated by Article III, Section 2(a), such Director shall be added to a class, as determined by the Board at the time of such Director's initial election or appointment, and shall have an initial term expiring at the same time as the term of the class to which such Director has been added.

Section 4. Nomination and Election

(a) The Nominating Committee each year shall nominate Directors for each Director position standing for election at the annual meeting of stockholders that year, or, to the extent necessary, at a special meeting of stockholders. For positions requiring persons who qualify as Member Representative Directors, the Nominating Committee shall nominate only those persons whose names have been approved and submitted by the Member Nominating Committee, and approved by, if applicable, Exchange Members pursuant to the procedures set forth below in this Section 4.

(b) The Member Nominating Committee shall consult with the Nominating Committee, the Chairman and Chief Executive Officer, and shall solicit comments from Exchange Members for the purpose of approving and submitting names of candidates for election to the position of Member Representative Director. A Member Representative Director must be an officer, director, employee, or agent of an Exchange Member that is not a Stockholder Exchange Member.

(c) Not later than sixty (60) days prior to the date announced as the date for the annual or special meeting of stockholders, the Member Nominating Committee shall report to the Nominating Committee and the Secretary the initial nominees for Member Representative Director positions on the Board that have been approved and submitted by the Member Nominating Committee. The Secretary shall promptly notify Exchange Members of those initial nominees. Exchange Members may identify other candidates ("Petition Candidates" for purposes of this Section 4) for the Member Representative Director positions by delivering to the Secretary, at least thirty-five (35) days before the date announced as the date for the annual or special meeting of stockholders (the "Record Date" for purposes of this Section 4), a written petition, which shall designate the candidate by name and office and shall be signed by Executive Representatives of ten percent (10%) or more of the Exchange Members. An Exchange Member may endorse as many candidates as there are Member Representative Director positions to be filled. No Exchange Member, together with its affiliates, may account for more than fifty percent (50%) of the signatures endorsing a particular candidate, and any signatures of such Exchange Member, together with its affiliates, in excess of the fifty percent (50%) limitation shall be disregarded.

(d) Each petition for a Petition Candidate must include a completed questionnaire used to gather information concerning Member Representative Director candidates and must be filed with the Company (the Company shall provide the form of questionnaire upon the request of any Exchange Member).

(e) If no valid petitions from Exchange Members are received by the Record Date, the initial nominees approved and submitted by the Member Nominating Committee shall be nominated as Member Representative Directors by the Nominating Committee. If one or more valid petitions from Exchange Members are received by the Record Date, the Secretary shall include such additional nominees, along with the initial nominees nominated by the Member Nominating Committee, on a list of nominees (the "List of Candidates"). Upon completion, the List of Candidates shall be sent by the Secretary to all Exchange Members that were Exchange Members on the Record Date, by any means, including electronic transmission, to confirm the nominees for the Member Representative Director positions. The List of Candidates shall be accompanied by a notice regarding the time and date of an election to be held at least twenty (20) days prior to the annual or special stockholders' meeting to confirm the Exchange Members' selections of nominees for Member Representative Directors.

(f) With respect to the election held to determine the final nomination of Member Representative Directors, each Exchange Member shall have the right to cast one (1) vote for each available Member Representative Director nomination; *provided*, however, that any such vote must be cast for a person on the List of Candidates, and that no Exchange Member, together with its affiliates, may account for more than twenty percent (20%) of the votes cast for a candidate, and any votes cast by such Exchange Member, together with its affiliates, in excess of such twenty percent (20%) limitation shall be disregarded. The votes shall be cast by written ballot, electronic transmission or any other means as set forth in a notice to the Exchange Members sent by the Company prior to such election. Only votes received prior to 5:00 p.m. Eastern Time on the date of the election shall count for the nomination of a Member Representative Director. The persons on the List of Candidates who receive the most votes shall be selected as the nominees for the Member Representative Director positions to be elected by stockholders.

Section 5. Chairman of the Board

The Chief Executive Officer shall be the Chairman of the Board ("Chairman"). The Chairman shall preside at all meetings of the Board at which the Chairman is present; *provided*, however, that he or she shall not participate in executive sessions of the Board. The Chairman shall exercise such other powers and perform such other duties as may be assigned to the Chairman from time to time by the Board. The Board of Directors shall designate a Lead Director from among the Board's Independent Directors to preside over executive sessions of the Board. The Board shall publicly disclose the identity of the Lead Director and the means by which interested parties may communicate with the Lead Director.

Section 6. Vacancies

(a) Whenever any Director position, other than a Member Representative Director position, becomes vacant prior to the election of a successor at the end of such Director's term, whether because of death, disability, disqualification, removal or resignation, and whenever any newly-created Director position, other than a Member Representative Director position, becomes available because of an increase in the number of Directors, the Nominating Committee shall nominate, and stockholders shall elect, a person satisfying the classification (Industry, Non-Industry, or Independent Director), if applicable, for the directorship to fill such vacancy until the expiration of the remaining term or to fill such newly-created Director position until the expiration of such position's designated term; *provided*, however, that if the remaining term of office of a Director at the time of such Director's vacancy is not more than six (6) months, during the period of vacancy the Board shall not be deemed to be in violation of Article III, Section 2(b) by virtue of such vacancy.

(b) Whenever any Member Representative Director position becomes vacant prior to the election of a successor at the end of such Member Representative Director's term, whether because of death, disability, disqualification, removal, or resignation, and whenever any newly-created Member Representative Director position becomes available because of an increase in the number of Directors, then the stockholders shall follow the procedures set forth in this Section 6(b). In such event, the Member Nominating Committee shall either (i) recommend an individual to the stockholders to be elected to fill such vacancy or (ii) provide a list of recommended individuals to the stockholders from which the stockholders shall elect the individual to fill such vacancy. A Member Representative Director elected pursuant to this Section 6(b) shall serve until the expiration of the remaining term or until the expiration of such position's designated term; *provided*, however, that if the remaining term of office of a Member Representative Director at the time of such Director's vacancy is not more than six (6) months, during the period of vacancy the Board shall not be deemed to be in violation of Article III, Section 2(b) by virtue of such vacancy.

Section 7. Removal and Resignation

(a) Except as hereinafter provided, any Director may be removed or expelled with or without cause by majority vote of stockholders, and may be removed by the Board of Directors in the manner provided by Article III, Section 7(b) below; *provided*, however, that any Member Representative Director may only be removed for cause, which shall include, without limitation, such Director being subject to a statutory disqualification.

(b) A Director shall be removed immediately upon a determination by the Board, by a majority vote of the remaining Directors, (a) that the Director no longer satisfies the classification for which the Director was elected; and (b) that the Director's continued service as such would violate the compositional requirements of the Board set forth in Article III, Section 2(b).

(c) Any Director may resign at any time either upon notice of resignation to the Chairman of the Board, the President or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 8. Place of Meetings; Mode

Any meeting of the Board may be held at such place, within or without the State of Delaware, as shall be designated in the notice of such meeting, but if no such designation is made, then the meeting will be held at the principal business office of the Company. Members of the Board or any committee of the Board may participate in a meeting of the Board or committee by conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 9. Regular Meetings

Regular meetings of the Board may be held, with or without notice, at such time or place as may from time to time be specified in a resolution adopted by the Board.

Section 10. Special Meetings

(a) Special meetings of the Board may be called on a minimum of two (2) days' notice to each Director by the Chairman or the President, and shall be called by the Secretary upon the written request of three (3) Directors then in office.

(b) The person or persons calling a special meeting of the Board shall fix the time and place at which the meeting shall be held, and such time and place shall be specified in the notice of such meeting. Notice of any special meeting shall be given to each Director at his or her business address or such other address as he or she may have advised the Secretary to use for such purpose. If delivered, notice shall be deemed to be given when delivered to such address or to the Director to be notified. If mailed, such notice shall be deemed to be given five (5) business days after deposit in the United States mail, postage prepaid, of a letter addressed to the appropriate location. Notice may also be given by telephone, electronic transmission or other means not specified in this section, and in each such case shall be deemed to be given when actually received by the Director to be notified.

Section 11. Exchange Member Meetings

The Company shall not be required to hold meetings of the Exchange Members.

Section 12. Voting, Quorum and Action by the Board

Each Director shall be entitled to one (1) vote. At all meetings of the Board, the presence of a majority of the number of Directors then in office shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, the Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board except as may be otherwise specifically provided by statute, the Certificate of Incorporation, or these Bylaws.

Section 13. Presumption of Assent

A Director of the Company who is present at a duly convened meeting of the Board or of a committee of the Board at which action on any corporate matter is taken shall be conclusively presumed to have assented to the action taken unless his or her dissent or election to abstain shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent or election to abstain to such action with the person acting as the secretary of the meeting before the adjournment of the meeting or shall forward such dissent or election to abstain by registered or certified mail to the Secretary of the Company immediately after the adjournment of the meeting. Such right to dissent or abstain shall not apply to a Director who voted in favor of such action.

Section 14. Action in Lieu of Meeting

Unless otherwise restricted by statute, the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing(s) or electronic transmission(s) are filed with the minutes of proceedings of the Board or the committee.

Section 15. Waiver of Notice

(a) Whenever notice is required to be given by law, the Certificate of Incorporation or these Bylaws, a waiver thereof by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board, or members of a committee, need be specified in any waiver of notice.

(b) Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 16. Compensation of Board and Committee Members

The Board may provide for reasonable compensation of the Chairman, the Directors and the members of committees. The Board may also provide for reimbursement of reasonable expenses incurred by such persons in connection with the business of the Company.

Section 17. Interpretation of Bylaws

The Board shall have the power to interpret these Bylaws and any interpretation made by it shall be final and conclusive.

Section 18. Conflicts of Interest; Contracts and Transactions Involving Directors

(a) A Director or a member of any committee may not participate in the consideration or decision of any matter relating to a particular Exchange Member, company, or individual if such Director or committee member has a material interest in, or a professional, business, or personal relationship with, that Exchange Member, company, or individual, or if such participation shall create an appearance of impropriety. In any such case, the Director or committee member shall recuse himself or herself or shall be disqualified. If a member of the Board or any committee is recused from consideration of a matter, any decision on the matter shall be by a vote of a majority of the remaining members of the Board or applicable committee.

(b) No contract or transaction between the Company and one or more of its Directors or officers, or between the Company and any other corporation, partnership, association or other organization in which one or more of its Directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason if: (i) the material facts pertaining to such Director's or officer's relationship or interest and the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; or (ii) the material facts are disclosed or become known to the Board or committee after the contract or transaction is entered into, and the Board or committee in good faith ratifies the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum.

ARTICLE IV

Stockholders

Section 1. Annual Meeting; Election of Directors and Other Matters

(a) The annual meeting of the stockholders shall be held at such place and time as determined by the Board for the purpose of electing Directors and members of the Nominating Committee and Member Nominating Committee, and for conducting such other business as may properly come before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting.

(b) The first annual meeting of the stockholders shall be held prior to the Company's commencement of operations as an Exchange..

Section 2. Special Meetings

Special meetings of the stockholders, for any purpose or purposes, may be called by the

Chairman, the Board or the President, and shall be called by the Secretary at the request in writing of stockholders owning not less than a majority of the then issued and outstanding capital stock of the Company entitled to vote. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting. Business transacted at any special meeting of stockholders shall be limited to the purpose(s) stated in the notice of the meeting.

Section 3. List of Stockholders

The Secretary of the Company, or such other person designated by the Secretary or the Board, shall have charge of the stock ledger of the Company and shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time of the meeting, and may be inspected by any stockholder who is present.

Section 4. Quorum and Vote Required for Action

(a) The holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

(b) When a quorum is present at any meeting, the vote of the holders of a majority of the capital stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of statute or of the Certificate of Incorporation, a different vote is required, in which case such express provision shall govern and control the decision of such question.

Section 5. Voting of Shares; Proxies

Unless otherwise provided in the Certificate of Incorporation or these Bylaws, each stockholder of the Company shall at every meeting of the stockholders be entitled to one (1) vote in person or by proxy for each share of the capital stock having voting power held by such stockholder, but no proxy shall be voted on after three (3) years from its date, unless the proxy provides for a longer period. Any such proxy shall be in writing and shall be filed with the Secretary of the Company before or at the time of the meeting.

Section 6. Action in Lieu of Meeting

As set forth in the Certificate of Incorporation of the Company, any action upon which a vote of stockholders is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Company in the manner required by law, *provided* that the matter to be acted upon by such written consent previously has been directed by the Board to be submitted to the stockholders for their action by written consent. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not so consented in writing.

Section 7. Assignment

The stockholder may not transfer or assign, in whole or in part, its ownership interest(s) in the Company.

ARTICLE V

Committees of the Board

Section 1. Number of Committees

The committees of the Board shall consist of a Compensation Committee, an Audit Committee, a Regulatory Oversight Committee, an Appeals Committee, and such other committees as may be from time to time established by the Board. Committees shall have such authority as is vested in them by these Bylaws or the Rules, or as is delegated to them by the Board. All committees are subject to the control and supervision of the Board.

Section 2. Appointment and Removal; Vacancies; Term

(a) The Chairman, with the approval of the Board, shall appoint, consistent with these Bylaws, the members of all committees of the Board, as well as the chair of each committee, and the Chairman may, at any time, with or without cause, remove any member of a committee so appointed, with the approval of the Board. Each committee shall be comprised of at least three (3) people and may include persons who are not members of the Board; *provided*, however, that such committee members who are not also members of the Board shall only participate in committee actions to the extent permitted by law. In appointing members to committees of the Board, the Chairman is responsible for determining that any such committee meets the composition requirements set forth in this Article V.

(b) Upon request of the Secretary, each prospective committee member who is not a Director shall provide to the Secretary such information as is reasonably necessary to serve as the basis for a determination of the prospective committee member's classification as an Industry, Non-Industry, or Independent member. The Secretary shall certify to the Board each prospective committee member's classification. Such committee members shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(c) The term of office of a committee member shall terminate immediately upon a determination by the Board, by a majority vote of the Directors, (i) that the committee member no longer satisfies the classification for which the committee member was selected; and (ii) that the committee member's continued service as such would violate the compositional requirements of such committee set forth in this Article V.

(d) Any vacancy occurring in a committee shall be filled by the Chairman for the remainder of the term, with the approval of the Board.

(e) Except as otherwise provided by the Bylaws, members of a committee shall hold office for a one-year period.

Section 3. Powers and Duties of Committees

To the extent provided in the resolution of the Board, any committee that consists solely of one or more Directors shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Company.

Section 4. Conduct of Proceedings

Except as otherwise provided in these Bylaws or by the Board, each committee may adopt its own rules of procedure and may meet at stated times or on such notice as such committee may determine. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

Section 5. Voting, Quorum and Action by Committees

Each committee member shall be entitled to one (1) vote. Unless otherwise required by the Bylaws, the presence of a majority of the number of committee members serving on a committee shall constitute a quorum for the transaction of business of such committee. If a quorum shall not be present at any meeting of a committee, the committee members present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the committee members present at any meeting at which there is a quorum shall be the act of such committee except as may be otherwise specifically provided by statute or these Bylaws.

Section 6. Specified Committees

(a) The Chairman, with the approval of the Board, shall appoint a Compensation Committee. The Compensation Committee shall consider and recommend compensation policies, programs, and practices for officers and other employees of the Company. Each voting member of the Compensation Committee shall be a Non-Industry Director.

(b) The Chairman, with the approval of the Board, shall appoint an Audit Committee consisting of Directors. A majority of the Audit Committee members shall be Non-Industry Directors. A Non-Industry Director shall serve as Chairman of the Audit Committee. The Audit Committee shall perform the following primary functions, as well as such other functions as may be specified in the charter of the Audit Committee: (A) provide oversight over the Company's financial reporting process and the financial information that is provided to stockholders and others; (B) provide oversight over the systems of internal controls established by management and the Board and the Company's legal and compliance process; (C) select, evaluate and, where appropriate, replace the Company's independent auditors (or nominate the independent auditors to be proposed for ratification by stockholders); and (D) direct and oversee all the activities of the Company's internal audit function, including but not limited to management's responsiveness to internal audit recommendations. The Audit Committee shall have exclusive authority to: (A) hire or terminate the head of the Company's Internal Audit Department; (B) determine the compensation of the head of the Internal Audit Department; and (C) determine the budget for the Internal Audit Department. The Internal Audit Department and its head shall report directly to the Audit Committee. The Audit Committee may, in its discretion, direct that the Internal Audit Department also report to senior management of the Company on matters the Audit Committee deems appropriate and may request that senior management of the Company perform such operational oversight as necessary and proper, consistent with preservation of the independence of the internal audit function.

(c) The Chairman, with the approval of the Board, shall appoint a Regulatory Oversight Committee. The Regulatory Oversight Committee shall oversee the adequacy and effectiveness of the Exchange's regulatory and self-regulatory organization responsibilities, including those responsibilities with regard to each of its facilities, as defined in Section 3(a)(2) of the Act, assess Exchange's regulatory performance, assist the Board and committees of the Board in reviewing the regulatory plan and the overall effectiveness of Exchange's regulatory functions and, in consultation with the Chief Executive Officer of the Company, establish the goals, assess the performance, and fix the compensation of the Chief Regulatory Officer of the Company. Each member of the Regulatory Oversight Committee shall be a Non-Industry Director.

(d) The Chairman, with the approval of the Board, shall appoint an Appeals Committee. The Appeals Committee shall preside over all appeals related to disciplinary and adverse action determinations in accordance with the Exchange Rules. The Appeals Committee shall consist of one Independent Director, one Industry Director, and one Member Representative Director. If the Independent Director recuses himself or herself from an appeal, due to a conflict of interest or otherwise, such Independent Director may be replaced by a Non-Industry Director for purposes of the applicable appeal if there is no other Independent Director able to serve as the replacement.

(e) The Chairman, with the approval of the Board, may appoint an Executive Committee, which shall, to the fullest extent permitted by Delaware law and other applicable law, have and be permitted to exercise all the powers and authority of the Board in the management of the business and affairs of the Company between meetings of the Board. The number of Non-Industry Directors on the Executive Committee shall equal or exceed the number of Industry Directors on the Executive Committee. The percentage of Independent Directors on the Executive Committee shall be at least as great as the percentage of Independent Directors on the whole Board, and the percentage of Member Representative Directors on the Executive Committee shall be at least as great as the percentage of Member Representative Directors on the whole Board.

(f) The Chairman, with the approval of the Board, may appoint a Finance Committee. The Finance Committee shall advise the Board with respect to the oversight of the financial operations and conditions of the Company, including recommendations for Company's annual operating and capital budgets.

ARTICLE VI

Nominating Committees

Section 1. Election of Nominating Committee and Member Nominating Committee

The Nominating Committee and the Member Nominating Committee shall each be elected on an annual basis by a vote of the stockholders. The stockholder shall appoint the initial Nominating Committee and Member Nominating Committee consistent with the compositional requirements of this Article VI. In each subsequent year, each of the Nominating Committee and Member Nominating Committee, after completion of its respective duties for nominating Directors for election to the Board for that year, shall nominate candidates to serve on the succeeding year's Nominating Committee or Member Nominating Committee, as applicable, such candidates to be voted on by stockholders at the annual meeting of stockholders. Additional candidates for the Member Nominating Committee may be nominated and elected pursuant to the same process as provided for in Article III, Section 4.

Section 2. Nominating Committee

The Nominating Committee shall nominate candidates for election to the Board at the annual stockholder meeting and all other vacant or new Director positions on the Board. The Nominating Committee, in making such nominations, is responsible for ensuring that candidates meet the compositional requirements of Article III, Section 2(b). The number of Non-Industry members on the Nominating Committee shall equal or exceed the number of Industry members on the Nominating Committee. A Nominating Committee member may simultaneously serve on the Nominating Committee and the Board, unless the Nominating Committee is nominating Director candidates for the Director's class, as explained in Article III, Section 3. Notwithstanding the preceding sentence, a Director may serve on the Nominating Committee in his or her final year of service on the Board. Following that year, that member may not stand for election to the Board until such time as he or she is no longer a member of the Nominating Committee.

Section 3. Member Nominating Committee

The Member Nominating Committee shall nominate candidates for each Member Representative Director position on the Board that is to be elected by Exchange Members or stockholders under the terms of these Bylaws. Each member of the Member Nominating Committee shall be a Member Representative member.

ARTICLE VII

Officers, Agents and Employees

Section 1. General

The officers of the Company shall include a Chief Executive Officer, a President, a Chief Regulatory Officer, a Secretary, a Treasurer, and such other officers as in the Board's opinion are desirable for the conduct of the business of the Company. Any two or more offices may be held by the same person, except that the offices of the President and Secretary may not be held by the same person.

Section 2. Appointment and Tenure

Each officer of the Company shall be appointed by the Board on an annual basis, and shall hold office until his or her successor is appointed and qualified or until his or her earlier death, disability, disqualification, removal or resignation. An officer may serve for any number of terms, consecutive or otherwise.

Section 3. Resignation and Removal of Officers; Vacancies

(a) Any officer may resign at any time upon notice of resignation to the Chairman and Chief Executive Officer, the President or the Secretary. Any such resignation shall take effect upon receipt of such notice or at any later time specified therein, or if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

(b) Any officer of the Company may be removed, with or without cause, by the Board. Such removal shall be without prejudice to the contractual rights of the affected officer, if any, with the Company.

(c) Vacancies in any office of the Company may be filled for the unexpired term by the Board.

Section 4. Compensation

The Compensation of the Chief Executive Officer shall be fixed by the Compensation Committee. Except as otherwise provided in Article V, Section 6(c) of these Bylaws, the salaries of all other officers and agents of the Company shall be fixed by the Chief Executive Officer, in consultation with the Compensation Committee.

Section 5. Powers and Duties; Delegation

Each of the officers of the Company shall, unless otherwise ordered by the Board, have such powers and duties as customarily pertain to the respective office, and such further powers and duties as from time to time may be conferred by the Board, or by an officer delegated such authority by the Board. The Board may delegate the duties and powers of any officer of the Company to any other officer or to any Director for a specified period of time and for any reason that the Board may deem sufficient.

Section 6. Chief Executive Officer

The Chief Executive Officer shall be the Chairman of the Board and shall preside at all meetings of the Board at which the Chief Executive Officer is present; provided, however, that he or she shall not participate in executive sessions of the Board. The Chief Executive Officer shall be the chief executive officer of the Company, shall have general supervision over the business and affairs of the Company, and shall serve at the pleasure of the Board. The Chief Executive Officer shall have all powers and duties usually incident to the office of the Chief Executive Officer, except as specifically limited by a resolution of the Board. The Chief Executive Officer shall exercise such other powers and perform such other duties as may be assigned to the Chief Executive Officer from time to time by the Board.

Section 7. President

The President shall, in the absence of the Chairman and Chief Executive Officer, preside at all meetings of the Board at which the President is present. The President shall have general supervision over the operations of the Company. The President shall have all powers and duties usually incident to the office of the President, except as specifically limited by a resolution of the Board. The President shall exercise such other powers and perform such other duties as may be assigned to the President from time to time by the Board.

Section 8. Vice President

The Board shall appoint one or more Vice Presidents. In the absence or disability of the President or if the office of President becomes vacant, the Vice Presidents in the order determined by the Board, or if no such determination has been made, in the order of their seniority, shall perform the duties and exercise the powers of the President, subject to the right of the Board at any time to extend or restrict such powers and duties or to assign them to others. Any Vice President may have such additional designations in such Vice President's title as the Board may determine. The Vice Presidents shall generally assist the President in such manner as the President shall direct. Each Vice President shall exercise such other powers and perform such other duties as may be assigned to such Vice President from time to time by the Board, the

Chief Executive Officer or the President. The term "Vice President" used in this Section shall include the positions of Executive Vice President, Senior Vice President, and Vice President.

Section 9. Chief Regulatory Officer

An officer of the Company with the position of Executive Vice President or Senior Vice President shall be designated as the Chief Regulatory Officer of the Company. The Chief Regulatory Officer shall have general supervision of the regulatory operations of the Company, including responsibility for overseeing the Company's surveillance, examination and enforcement functions and for administering any regulatory services agreements with another self-regulatory organization to which the Company is a party. The Chief Regulatory Officer shall meet with the Regulatory Oversight Committee of the Company in executive session at regularly scheduled meetings of such committee, and at any time upon request of the Chief Regulatory Officer or any member of the Regulatory Oversight Committee. The Chief Regulatory Officer may, but is not required to, also serve as the General Counsel of the Company.

Section 10. Secretary

The Secretary shall act as Secretary of all meetings of the Board at which the Secretary is present, shall record all the proceedings of all such meetings in a book to be kept for that purpose, shall have supervision over the giving and service of notices of the Company, and shall have supervision over the care and custody of the books and records of the Company. The Secretary shall be empowered to affix the Company's seal, if any, to documents, the execution of which on behalf of the Company under its seal is duly authorized, and when so affixed, may attest the same. The Secretary shall have all powers and duties usually incident to the office of Secretary, except as specifically limited by a resolution of the Board. The Secretary shall exercise such other powers and perform such other duties as may be assigned to the Secretary from time to time by the Board, the Chief Executive Officer or the President.

Section 11. Assistant Secretary

In the absence of the Secretary or in the event of the Secretary's inability or refusal to act, any Assistant Secretary, approved by the Board, shall exercise all powers and perform all duties of the Secretary. An Assistant Secretary shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Secretary from time to time by the Board or the Secretary.

Section 12. Treasurer

The Treasurer shall have general supervision over the care and custody of the funds and over the receipts and disbursements of the Company and shall cause the funds of the Company to be deposited in the name of the Company in such banks or other depositories as the Board may designate. The Treasurer shall have supervision over the care and safekeeping of the securities of the Company. The Treasurer shall have all powers and duties usually incident to the office of Treasurer except as specifically limited by a resolution of the Board. The Treasurer shall exercise such other powers and perform such other duties as may be assigned to the Treasurer from time to time by the Board, the Chief Executive Officer or the President.

Section 13. Assistant Treasurer

In the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, any Assistant Treasurer, approved by the Board, shall exercise all powers and perform all duties of the Treasurer. An Assistant Treasurer shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Treasurer from time to time by the Board or the Treasurer.

ARTICLE VIII

Indemnification

Section 1. Indemnification of Directors, Officers, Employees and Other Agents

The Company shall indemnify its Directors and executive officers to the fullest extent not prohibited by the Delaware General Corporation Law; provided, however, that the Company may limit the extent of such indemnification by individual contracts with its Directors and executive officers; and, provided, further, that the Company shall not be required to indemnify any Director or executive officer in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Company or its Directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Company or (iii) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the Company under the Delaware General Corporation Law.

(a) *Other Officers, Employees and Other Agents*. The Company shall have the power to indemnify its other officers, employees and other agents as set forth in the Delaware General Corporation Law.

(b) *Expenses*. The Company shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a Director or executive officer, of the Company or is or was serving at the request of the Company as a Director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any Director or executive officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under this Article VIII or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Article VIII, Section 1, no advance shall be made by the Company to an executive officer of the Company (except by reason of the fact that such executive officer is or was a Director of the Company in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum consisting of Directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested Directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Company.

(c) *Enforcement*. Without the necessity of entering into an express contract, all rights to indemnification and advances to Directors and executive officers under this Article VIII shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the Company and the Director or executive officer. Any right to indemnification or advances granted by this Article VIII to a Director or executive officer shall be enforceable by or on behalf of the person holding such right in the forum in which the proceeding is or was pending or, if such forum is not available or a determination is made that such forum is not convenient, in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting his claim. The Company shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the Delaware General Corporation Law for the Company to indemnify the claimant for the amount claimed. Neither the failure of the Company (including its Board of Directors, independent legal counsel or its Stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Company (including its Board of Directors, independent legal counsel or its Stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

(d) *Non Exclusivity of Rights*. To the fullest extent permitted by the Company's Certificate of Incorporation and the Delaware General Corporation Law, the rights conferred on any person by this Article VIII shall not be exclusive of any other right which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of Stockholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The Company is specifically authorized to enter into individual contracts with any or all of its Directors, officers, employees or agents respecting indemnification and advances, to the fullest extent permitted by the Delaware General Corporation Law and the Company's Certificate of Incorporation.

(e) *Survival of Rights*. The rights conferred on any person by this Article VIII shall continue as to a person who has ceased to be a Director or executive officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

(f) *Insurance*. The Company, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Article VIII.

(g) *Amendments*. Any repeal or modification of this Article VIII shall only be prospective and shall not affect the rights under this Article VIII in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the Company.

(h) *Saving Clause*. If this Article VIII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify each Director and executive officer to the fullest extent permitted by any applicable portion of this Article VIII that shall not have been invalidated or by any other applicable law.

(i) *Certain Definitions*. For the purposes of this Article VIII, the following definitions shall apply:

(i) The term "proceeding" shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement and appeal of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative.

(ii) The term "expenses" shall be broadly construed and shall include, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding, including expenses of establishing a right to indemnification under this Article VIII or any applicable law.

(iii) The term the "Company" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(iv) References in this Article VIII to a "Director," "officer," "employee," or "agent" of the Company shall include, without limitation, situations where such person is serving at the request of the Company as a director, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

Section 2. Exchange Not Liable

Except as provided in the Exchange Rules, the Company shall not be liable for any loss or damage sustained by any current or former Exchange Member growing out of the use or enjoyment by such Exchange Member of the facilities afforded by the Company (or any predecessor or successor thereof) or its subsidiaries.

ARTICLE IX

Amendments; Emergency Bylaws

Section 1. By Stockholders or Board

These Bylaws may be altered, amended or repealed, or new Bylaws may be adopted, (i) by the written consent of the stockholders of the Company, or (ii) at any regular or special meeting of the Board by a resolution adopted by the Board.

Section 2. Emergency Bylaws

The Board may adopt emergency Bylaws subject to repeal or change by action of the stockholders of the Company which shall, notwithstanding any different provision of law, the Certificate of Incorporation or these Bylaws, be operative during any emergency resulting from any nuclear or atomic disaster, an attack on the United States or on a locality in which the Company conducts its business or customarily holds meetings of the Board, any catastrophe, or other emergency condition, as a result of which a quorum of the Board or a committee thereof cannot readily be convened for action. Such emergency Bylaws may make any provision that may be practicable and necessary under the circumstances of the emergency.

Section 3. Authority to Take Action Under Extraordinary Market Conditions

The Board, or such person or persons as may be designated by the Board, in the event of extraordinary market conditions, shall have the authority to take any action regarding:

(a) the trading in or operation of the national securities exchange operated by the Company or any other organized securities markets that may be operated by the Company, the operation of any automated system owned or operated by the Company, and the participation in any such system of any or all persons or the trading therein of any or all securities; and

(b) the operation of any or all offices or systems of Exchange Members, if, in the opinion of the Board or the person or persons hereby designated, such action is necessary or appropriate for the protection of investors or the public interest or for the orderly operation of the marketplace or the system.

ARTICLE X

Exchange Authorities

Section 1. Rules

The Board, acting in accordance with the terms of these Bylaws and the Rules, shall be vested with all powers necessary for the governance of the Company as an "exchange" within the meaning of the Act. To promote and enforce just and equitable principles of trade and business, to maintain high standards of commercial honor and integrity among Exchange Members, to collaborate with governmental and other agencies in the promotion of fair practices and the elimination of fraud, and in general to carry out the purposes of the Company and of the Act, the Board is hereby authorized to adopt such rules and such amendments thereto as it may, from time to time, deem necessary or appropriate. If any such rules or amendments thereto are approved by the Commission or otherwise become effective as provided in the Act, they shall become operative Exchange Rules as of the date of Commission approval or effectiveness under the Act unless a later operative date is declared by the Company. The Board is hereby authorized, subject to the provisions of these Bylaws and the Act, to administer, enforce, interpret, issue exemptions from, suspend, or cancel any Rules adopted hereunder.

Section 2. Disciplinary Proceedings

(a) The Board is authorized to establish procedures relating to disciplinary proceedings involving Exchange Members and their associated persons.

(b) The Board is authorized to impose appropriate sanctions applicable to Exchange Members, including censure, fine, suspension, or expulsion from membership, suspension or bar from being associated with all Exchange Members, limitation of activities, functions and operations of an Exchange Member, or any other fitting sanction, and to impose appropriate sanctions applicable to persons associated with Exchange Members, including censure, fine, suspension, or barring a person associated with an Exchange Member from being associated with all Exchange Members, limitation of activities, functions and operations of a person associated with an Exchange Member or any other fitting sanction, for:

(i) a breach by an Exchange Member or a person associated with an Exchange Member of any covenant with the Company or its stockholders;

(ii) violation by an Exchange Member or a person associated with an Exchange Member of any of the terms, conditions, covenants, and provisions of the Bylaws, the Rules, or the federal securities laws, including the rules and regulations adopted thereunder;

(iii) failure by an Exchange Member or person associated with an Exchange Member to: (A) submit a dispute for arbitration as may be required by the Rules; (B) appear or produce any document in the Exchange Member's or person's possession or control as directed pursuant to the Rules; (C) comply with an award of arbitrators properly rendered, where a timely motion to vacate or modify such award has not been made pursuant to applicable law or where such a motion has been denied; or (D) comply with a written and executed settlement agreement obtained in connection with an arbitration or mediation submitted for disposition; or

(iv) failure by an Exchange Member or person associated with an Exchange Member to adhere to any ruling, order, direction, or decision of, or to pay any sanction, fine, or costs imposed by the Board or any entity to which the Board has delegated its powers.

Section 3. Membership Qualifications

(a) The Board shall have authority to adopt rules and regulations applicable to Exchange Members, applicants seeking to become Exchange Members, and persons associated with applicants or Exchange Members, establishing specified and appropriate standards with respect to the training, experience, competence, financial responsibility, operational capability, and such other qualifications as the Board finds necessary or desirable.

(b) The Board may from time to time make such changes in such rules, regulations, and standards as it deems necessary or appropriate.

(c) Uniform standards for regulatory and other access issues, such as admission to membership and conditions to becoming an Exchange market maker, shall be promulgated and applied on a consistent basis, and the Company shall institute safeguards to ensure fair and evenhanded access to all of its services and facilities.

Section 4. Fees, Dues, Assessments, and Other Charges

The Board shall have authority to fix and levy the amount of fees, dues, assessments, and other charges to be paid by Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls; *provided*, however, that such fees, dues, assessments, and other charges shall be equitably allocated among Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls. Any revenues received by the Company from fees derived from its regulatory function or regulatory penalties will not be used for non-regulatory purposes or distributed to the stockholder, but rather, shall be applied to fund the legal and regulatory operations of the Company (including surveillance and enforcement activities), or, as the case may be, shall be used to pay restitution and disgorgement of funds intended for customers.

ARTICLE XI

Miscellaneous Provisions

Section 1. Fiscal Year

The fiscal year of the Company shall be as determined from time to time by the Board.

Section 2. Participation in Board and Committee Meetings

All meetings of the Board (and any committees of the Board) pertaining to the self-regulatory function of the Company (including disciplinary matters) shall be closed to all persons other than members of the Board and officers, staff, counsel or other advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the Commission. In no event shall members of the Board of Directors of Direct Edge LLC or Bats Global Markets, Inc. who are not also members of the Board, or any officers, staff, counsel or advisors of Direct Edge LLC or Bats Global Markets, Inc. who are not also officers, staff, counsel or advisors of the Company (or any committees of the Board), be allowed to participate in any meetings of the Board (or any committee of the Board) pertaining to the self-regulatory function of the Company (including disciplinary matters).

Section 3. Books and Records; Confidentiality of Information and Records Relating to SRO Function

The books and records of the Company shall be maintained at a location within the United States. All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices, and audit information) shall be retained in confidence by the Company and its personnel and will not be used by the Company for any non-regulatory purposes and shall not be made available to any person (including, without limitation, any Exchange Member) other than to personnel of the Commission, and those personnel of the Company, members of committees of the Board, members of the Board, hearing officers and other agents of the Company to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Company.

Section 4. Dividends

Subject to any provisions of any applicable statute, other provisions of these Bylaws or the Certificate of Incorporation, dividends may be declared upon the capital stock of the Company by, and in the absolute discretion of, the Board; and any such dividends may be paid in cash, property or shares of stock of the Company, as determined by the Board, and shall be declared and paid on such dates and in such amounts as are determined by the Board.

Section 5. Reserves

Before payment of any dividends, there may be set aside out of any funds of the Company available for dividends such sum or sums as the Board from time to time, in its absolute discretion, determines to be proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Company, or for such other purpose as the Board shall determine to be conducive to the interests of the Company, and the Board may modify or abolish any such reserve in the manner in which it was created.

Section 6. Execution of Instruments, Contracts, etc.

(a) All checks, drafts, bills of exchange, notes or other obligations or orders for the payment of money shall be signed in the name of the Company by such officer or officers or person or persons as the Board, or a duly authorized committee thereof, may from time to time designate. Except as otherwise provided by applicable law, the Board, any committee given specific authority in the premises by the Board, or any committee given authority to exercise generally the powers of the Board during intervals between meetings of the Board may authorize any officer, employee, or agent, in the name of and on behalf of the Company, to enter into or execute and deliver deeds, bonds, mortgages, contracts, and other obligations or instruments, and such authority may be general or confined to specific instances.

(b) All applications, written instruments, and papers required by any department of the United States government or by any state, county, municipal, or other governmental authority may be executed in the name of the Company by any officer of the Company, or, to the extent designated for such purpose from time to time by the Board, by an employee or agent of the Company. Such designation may contain the power to substitute, in the discretion of the person named, one or more other persons.

Section 7. Power to Vote Stock

Unless otherwise instructed by the Board, the Chief Executive Officer of the Company shall have the power and authority on behalf of the Company to attend and to vote at any meeting of stockholders, partners or equity holders of any corporation, partnership or any other entity in which the Company may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Company any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Company in connection with the exercise by the Company of the rights and powers incident to the ownership of such stock, partnership or other equity interest. The Board and the Chief Executive Officer may from time to time confer like powers upon any other person or persons.

Section 8. Severability

If any provision of these Bylaws, or the application of any provision of these Bylaws to any person or circumstances, is held invalid, the remainder of these Bylaws and the application of such provision to other persons or circumstances shall not be affected.

G Bats Trading, Inc.

H Omicron Acquisition Corp.

I Bats Hotspot Holdings LLC

J Bats Hotspot LLC

STATE OF NEW JERSEY
DEPARTMENT OF THE TREASURY
FILING CERTIFICATE (CERTIFIED COPY)

Corporation Name:	KCG HOTSPOT FX LLC
Business Id:	0600120601
Certificate Number:	6000040259

I, THE TREASURER OF THE STATE OF NEW JERSEY, DO HEREBY CERTIFY, THAT THE ABOVE NAMED BUSINESS DID FILE AND RECORD IN THIS DEPARTMENT A NAME CHANGE ON July 1, 2013 AND THAT THE ATTACHED IS A TRUE COPY OF THIS DOCUMENT AS THE SAME IS TAKEN FROM AND COMPARED WITH THE ORIGINAL(S) FILED IN THIS OFFICE AND NOW REMAINING ON FILE AND OF RECORD.

IN TESTIMONY WHEREOF, I HAVE HEREUNTO SET MY HAND AND AFFIXED MY OFFICIAL SEAL AT TRENTON, THIS
March 12, 2015 A.D.


THE GREAT SEAL OF THE STATE OF NEW JERSEY

Andrew P Sidamon - Eristoff
State Treasurer

VERIFY THIS CERTIFICATE ONLINE AT
https://www1.state.nj.us/TYTR_StandingCert/JSP/Verify_Cert.jsp

CGN

L-102 NJSA 42 (2/94)


FILED
JUL 01 2013
STATE TREASURER

New Jersey Division of Revenue

Certificate of Amendment

Limited Liability Company

0600120601

This form may be used to amend a Certificate of Formation of a Limited Liability Company on file with the Department of the Treasury. Applicants must insure strict compliance with NJSA 42, the New Jersey Limited Liability Act, and insure that all applicable filing requirements are met.

1. Name of Limited Liability Company: Knight Hotspot FX LLC
2. Identification Number: 0600120601
3. New LLC Name (if applicable): KCG Hotspot FX LLC
4. Effective Date: July 2, 2013
5. The Certificate of Formation is amended as follows (provide attachments if needed):
   1. The name of the company is KCG Hotspot FX LLC (the "Company".)

The undersigned represent(s) that this filing complies with State law as detailed in NJSA 42 and that they are authorized to sign this form behalf of the Limited Liability Company.

Signature: 

Name: Steven J. Wright

Date: 6/27/13

NJ Division of Revenue, PO Box 308, Trenton, NJ 08646

STATE OF NEW JERSEY
DEPARTMENT OF THE TREASURY
FILING CERTIFICATE (CERTIFIED COPY)

Corporation Name: KCG HOTSPOT FX LLC
Business Id: 0600120601
Certificate Number: 6000040260

I, THE TREASURER OF THE STATE OF NEW JERSEY, DO HEREBY CERTIFY, THAT THE ABOVE NAMED BUSINESS DID FILE AND RECORD IN THIS DEPARTMENT A CHANGE OF AGENT AND OFFICE ON May 5, 2006 AND THAT THE ATTACHED IS A TRUE COPY OF THIS DOCUMENT AS THE SAME IS TAKEN FROM AND COMPARED WITH THE ORIGINAL(S) FILED IN THIS OFFICE AND NOW REMAINING ON FILE AND OF RECORD.

IN TESTIMONY WHEREOF, I HAVE HEREUNTO SET MY HAND AND AFFIXED MY OFFICIAL SEAL AT TRENTON, THIS
March 12, 2015 A.D.


THE GREAT SEAL OF THE STATE OF NEW JERSEY

Andrew P Sidamon - Eristoff
State Treasurer

VERIFY THIS CERTIFICATE ONLINE AT
https://www1.state.nj.us/TYTR_StandingCert/JSP/Verify_Cert.jsp


FILED
MAY 5 2006
STATE TREASURER

L-122 (4/94)

New Jersey Division of Revenue

Certificate of Change - Registered Name or Address, or Both

(For Use by a Limited Liability Company)

This form may be used by domestic and foreign Limited Liability Companies to change an agent name or address or both. If a P.O. box is used for registered address, the street address must be included. Return this form with a $25.00 check made out to: Treasurer, State of New Jersey. Write the LLC number on the top left of your check.

LLC Name and Number: Hotspot FXi, L.L.C.
0600120601

State of Original Filing: New Jersey

IMPORTANT - INCLUDE INFORMATION ON BOTH THE PRIOR & NEW AGENT

Prior Agent:

Name Edward M. Zimmerman

Street Address c/o Lowenstein Sandler PC
65 Livingston Avenue

City Rosedale State NJ Zip 07068

New Agent:

Name The Corporation Trust Company

Street Address 820 Bear Tavern Road

City West Trenton State N.J. Zip 08628

The Corporation Trust Company

By: 
Signature of Registered Agent

5/5/06
Date

Sandra Ortega
Assistant Secretary

NJ Division of Revenue, PO Box 308, Trenton, NJ 08646

NJ039 - 7/25/05 C T System Online

0600120601

STATE OF NEW JERSEY
DEPARTMENT OF THE TREASURY
FILING CERTIFICATE (CERTIFIED COPY)

Corporation Name: KCG HOTSPOT FX LLC
Business Id: 0600120601
Certificate Number: 6000040261

I, THE TREASURER OF THE STATE OF NEW JERSEY, DO HEREBY CERTIFY, THAT THE ABOVE NAMED BUSINESS DID FILE AND RECORD IN THIS DEPARTMENT A NAME CHANGE ON October 22, 2012 AND THAT THE ATTACHED IS A TRUE COPY OF THIS DOCUMENT AS THE SAME IS TAKEN FROM AND COMPARED WITH THE ORIGINAL(S) FILED IN THIS OFFICE AND NOW REMAINING ON FILE AND OF RECORD.

IN TESTIMONY WHEREOF, I HAVE HEREUNTO SET MY HAND AND AFFIXED MY OFFICIAL SEAL AT TRENTON, THIS March 12, 2015 A.D.


THE GREAT SEAL OF THE STATE OF NEW JERSEY

Andrew P Sidamon - Eristoff
State Treasurer

VERIFY THIS CERTIFICATE ONLINE AT

https://www1.state.nj.us/TYTR_StandingCert/JSP/Verify_Cert.jsp

L-102 NJSA 42 (2/94)

CGN


FILED
OCT 22 2012
STATE TREASURER

0600120601

New Jersey Division of Revenue

Certificate of Amendment

Limited Liability Company

This form may be used to amend a Certificate of Formation of a Limited Liability Company on file with the Department of the Treasury. Applicants must insure strict compliance with NJSA 42, the New Jersey Limited Liability Act, and insure that all applicable filing requirements are met.

1. Name of Limited Liability Company: Hotspot FX LLC
2. *Identification Number: 0600120601*
3. New LLC Name (if applicable): Knight Hotspot FX LLC
4. Effective Date:
5. The Certificate of Formation is amended as follows (provide attachments if needed):
   1. The name of the company is Knight Hotspot FX LLC (the "Company".)

The undersigned represent(s) that this filing complies with State law as detailed in NJSA 42 and that they are authorized to sign this form behalf of the Limited Liability Company.

Signature: Andrew M. Greenstein

Name: Andrew M. Greenstein

Date: 10/18/12

9536174
4542415

NJ Division of Revenue, PO Box 308, Trenton, NJ 08646

STATE OF NEW JERSEY
DEPARTMENT OF THE TREASURY
FILING CERTIFICATE (CERTIFIED COPY)

Corporation Name:	KCG HOTSPOT FX LLC
Business Id:	0600120601
Certificate Number:	6000040262

I, THE TREASURER OF THE STATE OF NEW JERSEY, DO HEREBY CERTIFY, THAT THE ABOVE NAMED BUSINESS DID FILE AND RECORD IN THIS DEPARTMENT AN ORIGINAL CERTIFICATE ON August 7, 2001 AND THAT THE ATTACHED IS A TRUE COPY OF THIS DOCUMENT AS THE SAME IS TAKEN FROM AND COMPARED WITH THE ORIGINAL(S) FILED IN THIS OFFICE AND NOW REMAINING ON FILE AND OF RECORD.

IN TESTIMONY WHEREOF, I HAVE HEREUNTO SET MY HAND AND AFFIXED MY OFFICIAL SEAL AT TRENTON, THIS March 12, 2015 A.D.


THE GREAT SEAL OF THE STATE OF NEW JERSEY

Andrew P Sidamon - Eristoff
State Treasurer

VERIFY THIS CERTIFICATE ONLINE AT

https://www1.state.nj.us/TYTR_StandingCert/JSP/Verify_Cert.jsp

LLC

CERTIFICATE OF FORMATION

OF

HOTSPOT FX 2, L.L.C.

(Pursuant to N.J.S.A. 42:2B-11)


FILED
AUG 7 2001
STATE TREASURER

The undersigned, as an authorized person, in order to form a limited liability company under the New Jersey Limited Liability Company Act, does hereby certify as follows:

1. The name of the company is Hotspot FX 2, L.L.C. (the "Company").

2. The address of the registered office of the Company in the State of New Jersey is c/o Lowenstein Sandler PC, 65 Livingston Avenue, Roseland, New Jersey 07068.

3. The name and address of the registered agent for service of process on the Company in the State of New Jersey is Edward M. Zimmerman, c/o Lowenstein Sandler PC, 65 Livingston Avenue, Roseland, New Jersey 07068.

4. The Company is to have perpetual existence.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation on the 7th day of August, 2001.

Anthony O. Pergola
Anthony O. Pergola
Authorized Person

S982807
J1885909

0600120601

STATE OF NEW JERSEY
DEPARTMENT OF THE TREASURY
FILING CERTIFICATE (CERTIFIED COPY)

Corporation Name: KCG HOTSPOT FX LLC
Business Id: 0600120601
Certificate Number: 6000040263

I, THE TREASURER OF THE STATE OF NEW JERSEY, DO HEREBY CERTIFY, THAT THE ABOVE NAMED BUSINESS DID FILE AND RECORD IN THIS DEPARTMENT A NAME CHANGE ON September 25, 2009 AND THAT THE ATTACHED IS A TRUE COPY OF THIS DOCUMENT AS THE SAME IS TAKEN FROM AND COMPARED WITH THE ORIGINAL(S) FILED IN THIS OFFICE AND NOW REMAINING ON FILE AND OF RECORD.

IN TESTIMONY WHEREOF, I HAVE HEREUNTO SET MY HAND AND AFFIXED MY OFFICIAL SEAL AT TRENTON, THIS March 12, 2015 A.D.


THE GREAT SEAL OF THE STATE OF NEW JERSEY

Andrew P Sidamon - Eristoff
State Treasurer

VERIFY THIS CERTIFICATE ONLINE AT

https://www1.state.nj.us/TYTR_StandingCert/JSP/Verify_Cert.jsp

REG-C-EA
(08-05)

STATE OF NEW JERSEY
DIVISION OF REVENUE

Mail to: PO Box 308
Trenton, NJ 08646

BUSINESS ENTITY AMENDMENT FILING

FEE REQUIRED

Complete the following information and sign in the space provided. Please note that once filed, the information on this page is considered public. Refer to the instructions for delivery/return options, filing fees and field-by-field requirements. Remember to remit the appropriate fee amount for this filing. Use attachments if more space is required for any field, or if you wish to add articles for the public record.

A. Business Name: Hotspot FXI, L.L.C.

Business Entity NJ 10-digit ID number: 0 6 0 0 1 2 0 6 0 1

B. Statutory Authority for Amendment: 42:2B (See Instructions for List of Statutory Authorities)

C. ARTICLE SECTION 1 OF THE CERTIFICATE of the above referenced business is amended to read as follows. (If more space is necessary, use attachment)
"1. The name of the company is Hotspot FX LLC (the "Company")"

CGn

FILED
SEP 25 2009
STATE TREASURER

0600120601

D. Other Provisions: (Optional)

E. Date Amendment was Adopted:

F. CERTIFICATION OF CONSENT/VOTING: (If required by one of the following laws cited, certify consent/voting)
N.J.S.A. 14A:9-1 et seq. or N.J.S.A 15A:9-1 et seq., Profit and Non-Profit Corps. Amendment by the Incorporators
☐ Amendment was adopted by unanimous consent of the Incorporators.

N.J.S.A 14A:9-2(4) and 14A:9-4(3), Profit Corps., Amendment by the Shareholders
☐ Amendment was adopted by the Directors and thereafter adopted by the shareholders.
Number of shares outstanding at the time the amendment was adopted ________, and total number of shares entitled to vote thereon ________. If applicable, list the designation and number of each class/series of shares entitled to vote:

List votes for and against amendment, and if applicable, show the vote by designation and number of each class/series of shares entitled to vote:

Number of Shares Voting for Amendment | Number of Shares Voting Against Amendment

** If the amendment provides for the exchange, reclassification, or cancellation of issued shares, attach a statement indicating the manner in which same shall be effected.

N.J.S.A. 15A:9-4, Non-profit Corps., Amendment by Members or Trustees
The corporation has ☐ does not have ☐ members.
If the corporation has members, indicate the number entitled to vote ______, and how voting was accomplished:

☐ At a meeting of the corporation. Indicate the number VOTING FOR ____ and VOTING AGAINST ____. If any class(es) of members may vote as a class, set forth the number of members in each class, the votes for and against by class, and the number present at the meeting:

Class | Number of Members | Voting for Amendment | Voting Against Amendment

2208879 4030290

☐ Adoption was by unanimous written consent without a meeting.
If the corporation does not have members, indicate the total number of Trustees ________, and how voting was accomplished:
☐ At a meeting of the corporation. The number of Trustees VOTING FOR ________ and VOTING AGAINST ________
☐ Adoption was by unanimous written consent without a meeting.

G. AGENT/OFFICE CHANGE
New Registered Agent:
Registered Office: (Must be a NJ street address)
Street ________ City ________ Zip ________

H. SIGNATURE(S) FOR THE PUBLIC RECORD *(See Instructions for Information on Signature Requirements)*

Signature Andrew M. Greenstein Title Managing Director, Associate General Counsel & Secretary Date 9/24/09

Signature ________ Title ________ Date ________

The above-signed certifies that the business entity has complied with all applicable NJ statutory filing requirements

STATE OF NEW JERSEY
DEPARTMENT OF THE TREASURY
FILING CERTIFICATE (CERTIFIED COPY)

Corporation Name: KCG HOTSPOT FX LLC
Business Id: 0600120601
Certificate Number: 6000040264

I, THE TREASURER OF THE STATE OF NEW JERSEY, DO HEREBY CERTIFY, THAT THE ABOVE NAMED BUSINESS DID FILE AND RECORD IN THIS DEPARTMENT A NAME CHANGE ON November 26, 2001 AND THAT THE ATTACHED IS A TRUE COPY OF THIS DOCUMENT AS THE SAME IS TAKEN FROM AND COMPARED WITH THE ORIGINAL(S) FILED IN THIS OFFICE AND NOW REMAINING ON FILE AND OF RECORD.

IN TESTIMONY WHEREOF, I HAVE HEREUNTO SET MY HAND AND AFFIXED MY OFFICIAL SEAL AT TRENTON, THIS March 12, 2015 A.D.


THE GREAT SEAL OF THE STATE OF NEW JERSEY

Andrew P Sidamon - Eristoff
State Treasurer

VERIFY THIS CERTIFICATE ONLINE AT
https://www1.state.nj.us/TYTR_StandingCert/JSP/Verify_Cert.jsp

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF FORMATION

OF

HOTSPOT FX 2, L.L.C.

(Pursuant to N.J.S.A. 42:2B-13)

The undersigned, as an authorized person, does hereby certify as follows:

1. The name of the company is Hotspot FX 2, L.L.C. (the "Company"). The Company filed its Certificate of Formation with the State of New Jersey on August 7, 2001.

2. The Certificate of Formation of the Company is hereby amended to change the name of the Company to Hotspot FXi, L.L.C. Accordingly, Section 1 of the Company's Certificate of Formation is hereby deleted in is entirety and replaced with the following:

"1. The name of the company is Hotspot FXi, L.L.C. (the "Company")."

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment to Certificate of Formation on the 26th day of November, 2001.



Anthony O. Pergola
Authorized Person

0600120601

12662/1
11/24/2001 1108351.02

REG-C-EA
(08-05)

STATE OF NEW JERSEY
DIVISION OF REVENUE

Mail to: P.O Box 308
Trenton, NJ 08646

BUSINESS ENTITY AMENDMENT FILING

FEE REQUIRED

Complete the following information and sign in the space provided. Please note that once filed, the information on this page is considered public. Refer to the instructions for delivery/return options, filing fees and field-by-field requirements. Remember to remit the appropriate fee amount for this filing. Use attachments if more space is required for any field, or if you wish to add articles for the public record.

A. Business Name: BATS Hotspot LLC

Business Entity NJ 10-digit ID number: 0 6 0 0 1 2 0 6 0 1

B. Statutory Authority for Amendment: 42:2C (See Instructions for List of Statutory Authorities)

C. ARTICLE 1 OF THE CERTIFICATE of the above referenced business is amended to read as follows. (If more space is necessary, use attachment)
Business Name: Bats Hotspot LLC

CGN

FILED
FEB 19 2016
STATE TREASURER

0600120601

D. Other Provisions: (Optional)

E. Date Amendment was Adopted:

F. CERTIFICATION OF CONSENT/VOTING: (If required by one of the following laws cited, certify consent/voting) N.J.S.A. 14A:9-1 et seq. or N.J.S.A 15A:9-1 et seq., Profit and Non-Profit Corps. Amendment by the Incorporators
☐ Amendment was adopted by unanimous consent of the incorporators.

N.J.S.A 14A:9-2(4) and 14A:9-4(3), Profit Corps., Amendment by the Shareholders
☐ Amendment was adopted by the Directors and thereafter adopted by the shareholders. Number of shares outstanding at the time the amendment was adopted _____, and total number of shares entitled to vote thereon _____. If applicable, list the designation and number of each class/series of shares entitled to vote:

List votes for and against amendment, and if app... on and number of each class/series of shares entitled to vote:

Number of Shares Voting for Amendment ... of Shares Voting Against Amendment

** If the amendment provides for the exchange, reclassification, or cancellation of issued shares, attach a statement indicating the manner in which same shall be effected.

N.J.S.A. 15A:9-4, Non-profit Corps., Amendment by Members or Trustees
The corporation has ☐ does not have ☐ members.
If the corporation has members, indicate the number entitled to vote _____, and how voting was accomplished:

☐ At a meeting of the corporation. Indicate the number VOTING FOR ____ and VOTING AGAINST ____. If any class(es) of members may vote as a class, set forth the number of members in each class, the votes for and against by class, and the number present at the meeting:

Class	Number of Members	Voting for Amendment	Voting Against Amendment

☐ Adoption was by unanimous written consent without a meeting.
If the corporation does not have members, indicate the total number of Trustees _____, and how voting was accomplished:
☐ At a meeting of the corporation. The number of Trustees VOTING FOR _____ and VOTING AGAINST _____.
☐ Adoption was by unanimous written consent without a meeting.

G. AGENT/OFFICE CHANGE
New Registered Agent:
Registered Office: (Must be a NJ street address)
Street _____ City _____ Zip _____

H. SIGNATURE(S) FOR THE PUBLIC RECORD (See Instructions for Information on Signature Requirements)

Signature [signature] Title President, BATS Hotspot Holdings LLC, Sole Member Date 2/12/16

Signature _____ Title _____ Date _____

The above-signed certifies that the business entity has complied with all applicable NJ statutory filing requirements

2800389
4968263

FIFTH AMENDED AND RESTATED OPERATING AGREEMENT

OF

BATS HOTSPOT LLC

THIS FIFTH AMENDED AND RESTATED OPERATING AGREEMENT (the "Agreement") of Bats Hotspot LLC (the "Company") dated as of the 19th day of February, 2016, by Bats Hotspot Holdings LLC, as the sole Manager of the Company (the "Manager").

RECITAL

The Manager formed the Company as a limited liability company under the laws of the State of New Jersey on August 7, 2001, and desires to enter into a written agreement, in accordance with the provisions of the New Jersey Limited Liability Company Act and any successor statute, as amended from time to time (the "Act"), governing the affairs of the Company and the conduct of its business. This written agreement shall supersede any and all other similar types of agreements heretofore adopted by the Manager and/or the Company, including but not limited to the (i) Operating Agreement executed and adopted effective as of August 7, 2001, (ii) the Amended and Restated Operating Agreement dated as of September 25, 2009, (iii) the Second Amended and Restated Operating Agreement dated as of October 22, 2012, (iv) the Third Amended and Restated Operating Agreement dated as of July 2, 2013, and (v) the Fourth Amended and Restated Operating Agreement dated as of March 13, 2015.

ARTICLE I
The Limited Liability Company

1.1 *Formation*. The Manager has previously formed the Company as a limited liability company pursuant to the provisions of the Act. A certificate of formation for the Company as described in Section 42:2B-11 of the Act (the "Certificate of Formation") has been filed in the Office of the Secretary of State of the State of New Jersey in conformity with the Act.

1.2 *Name*. The name of the Company shall be "Bats Hotspot LLC" and its business shall be carried on in such name with such variations and changes as the Manager shall determine or deem necessary to comply with requirements of the jurisdictions in which the Company's operations are conducted.

1.3 *Business Purpose; Powers*. The Company is formed for the purpose of engaging in any lawful business, purpose or activity for which limited liability companies may be formed under the Act. The Company shall possess and may exercise all the powers and privileges granted by the Act or by any other law or by this Agreement, together with any powers incidental thereto, so far as such powers and privileges are necessary or convenient to the conduct, promotion or attainment of the business purposes or activities of the Company.

1.4 *Registered Office and Agent*. The location of the registered office of the Company shall be 820 Bear Tavern Road, in the City of West Trenton, County of Mercer, New Jersey. The Company's Registered Agent at such address shall be The Corporation Trust Company.

1.5 *Term*. Subject to the provisions of Article 6 below, the Company shall have perpetual existence.

ARTICLE II
The Manager

2.1 *The Manager*. The name and address of the sole Manager is as follows:

Name	Address
Bats Hotspot Holdings LLC	8050 Marshall Drive, Suite 120 Lenexa, KS 66214

2.2 *Actions by the Manager; Meetings*. The Manager may approve a matter or take any action at a meeting or without a meeting by the written consent of the Manager. Meetings of the Manager may be called at any time by the Manager.

2.3 *Liability of the Manager*. All debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and the Manager shall not be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Manager.

2.4 *Power to Bind the Company*. The Manager (acting in its capacity as such) shall have the authority to bind the Company to any third party with respect to any matter.

2.5 *Admission of Managers.* New Managers shall be admitted only upon the approval of the Manager.

ARTICLE III
Management by the Manager

3.1 The management of the Company is fully reserved to the Manager, and the Company shall not have "managers," as that term is used in the Act. The powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of, the Manager, who shall make all decisions and take all actions for the Company. In managing the business and affairs of the Company and exercising its powers, the Manager shall act through resolutions adopted in written consents. Decisions or actions taken by the Manager in accordance with this Agreement shall constitute decisions or action by the Company and shall be binding on the Company.

3.2 *Officers and Related Persons.* The Manager shall have the authority to appoint and terminate officers of the Company and retain and terminate employees, agents and consultants of the Company and to delegate such duties to any such officers, employees, agents and consultants as the Manager deems appropriate, including the power, acting individually or jointly, to represent and bind the Company in all matters, in accordance with the scope of their respective duties.

ARTICLE IV
Capital Structure and Contributions

4.1 *Capital Structure.* The capital structure of the Company shall consist of one class of common interests (the "Common Interests"). All Common Interests shall be identical with each other in every respect. The Manager shall own all of the Common Interests issued and outstanding.

4.2 *Capital Contributions.* From time to time, the Manager may determine that the Company requires capital and may make capital contribution(s) in an amount determined by the Manager. A capital account shall be maintained for the Manager, to which contributions and profits shall be credited and against which distributions and losses shall be charged.

ARTICLE V
Profits, Losses and Distributions

5.1 *Profits and Losses*. For financial accounting and tax purposes, the Company's net profits or net losses shall be determined on an annual basis in accordance with the manner determined by the Manager. In each year, profits and losses shall be allocated entirely to the Manager.

5.2 *Distributions*. The Manager shall determine profits available for distribution and the amount, if any, to be distributed to the Manager, and shall authorize and distribute on the Common Interests, the determined amount when, as and if declared by the Manager. The distributions of the Company shall be allocated entirely to the Manager.

ARTICLE VI
Events of Dissolution

The Company shall be dissolved and its affairs wound up upon the occurrence of any of the following events (each, an "Event of Dissolution"):

(a) The Manager votes for dissolution; or

(b) A judicial dissolution of the Company under Section 18-802 of the Act.

ARTICLE VII
Transfer of Interests in the Company

The Manager may sell, assign, transfer, convey, gift, exchange or otherwise dispose of any or all of its Common Interests and, upon receipt by the Company of a written agreement executed by the person or entity to whom such Common Interests are to be transferred agreeing to be bound by the terms of this Agreement, such person shall be admitted as a Manager.

ARTICLE VIII
Exculpation and Indemnification

8.1 *Exculpation*. Notwithstanding any other provisions of this Agreement, whether express or implied, or any obligation or duty at law or in equity, none of the Manager, or any officers, directors, stockholders, partners, employees, affiliates, representatives or agents of any of the Manager, nor any officer, employee, representative or agent of the Company (individually, a "Covered Person" and, collectively, the "Covered Persons") shall be liable to the Company or any other person for any act or omission (in relation to the Company, its property or the conduct of its business or affairs, this Agreement, any related document or any transaction or investment contemplated hereby or thereby) taken or omitted by a Covered Person in the reasonable belief that such act or omission is in or is not contrary to the best interests of the Company and is within the scope of authority granted to such Covered Person by the Agreement, provided such act or omission does not constitute fraud, willful misconduct, bad faith, or gross negligence.

8.2 *Indemnification*. To the fullest extent permitted by law, the Company shall indemnify and hold harmless each Covered Person from and against any and all losses, claims, demands, liabilities, expenses, judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative ("Claims"), in which the Covered Person may be involved, or threatened to be involved, as a party or otherwise, by reason of its management of the affairs of the Company or which relates to or arises out of the Company or its property, business or affairs. A Covered Person shall not be entitled to indemnification under this Section 8.2 with respect to (i) any Claim with respect to which such Covered Person has engaged in fraud, willful misconduct, bad faith or gross negligence or (ii) any Claim initiated by such Covered Person unless such Claim (or part thereof) (A) was brought to enforce such Covered Person's rights to indemnification hereunder or (B) was authorized or consented to by the Manager. Expenses incurred by a Covered Person in defending any Claim shall be paid by the Company in advance of the final disposition of such Claim upon receipt by the Company of an undertaking by or on behalf of such Covered Person to repay such amount if it shall be ultimately determined that such Covered Person is not entitled to be indemnified by the Company as authorized by this Section 8.2.

8.3 *Amendments*. Any repeal or modification of this Article VIII by the Manager shall not adversely affect any rights of such Covered Person pursuant to this Article VIII, including the right to indemnification and to the advancement of expenses of a Covered Person existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

ARTICLE IX
Miscellaneous

9.1 . *Tax Treatment.* Unless otherwise determined by the Manager, the Company shall be a disregarded entity for U.S. federal income tax purposes (and when permitted for any analogous state or local tax purposes), and the Manager and the Company shall timely make any and all necessary elections and filings for the Company treated as a disregarded entity for U.S. federal income tax purposes (and when permitted for any analogous state or local tax purposes).

9.2 *Amendments.* Amendments to this Agreement and to the Certificate of Formation shall be approved in writing by the Manager. An amendment shall become effective as of the date specified in the approval of the Manager or if none is specified as of the date of such approval or as otherwise provided in the Act.

9.3 *Severability.* If any provision of this Agreement is held to be invalid or unenforceable for any reason, such provision shall be ineffective to the extent of such invalidity or unenforceability; *provided, however,* that the remaining provisions will continue in full force without being impaired or invalidated in any way unless such invalid or unenforceable provision or clause shall be so significant as to materially affect the expectations of the Manager regarding this Agreement. Otherwise, any invalid or unenforceable provision shall be replaced by the Manager with a valid provision which most closely approximates the intent and economic effect of the invalid or unenforceable provision.

9.4 *Governing Law.* This Agreement shall be governed by and construed in accordance with the laws of the State of New Jersey without regard to the principles of conflicts of laws thereof.

9.5 *Limited Liability Company.* The Manager intends to form a limited liability company and does not intend to form a partnership under the laws of the State of New Jersey or any other laws.

IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of the day first above written.

BATS HOTSPOT HOLDINGS LLC
Sole Manager

By: 
Name: Chris Concannon
Title: President

K Bats Hotspot Services LLC

STATE OF NEW JERSEY
DEPARTMENT OF THE TREASURY
FILING CERTIFICATE (CERTIFIED COPY)

Corporation Name:	HOTSPOT FXR, L.L.C.
Business Id:	0600219344
Certificate Number:	6000040265

I, THE TREASURER OF THE STATE OF NEW JERSEY, DO HEREBY CERTIFY, THAT THE ABOVE NAMED BUSINESS DID FILE AND RECORD IN THIS DEPARTMENT AN ORIGINAL CERTIFICATE ON November 19, 2004 AND THAT THE ATTACHED IS A TRUE COPY OF THIS DOCUMENT AS THE SAME IS TAKEN FROM AND COMPARED WITH THE ORIGINAL(S) FILED IN THIS OFFICE AND NOW REMAINING ON FILE AND OF RECORD.

IN TESTIMONY WHEREOF, I HAVE HEREUNTO SET MY HAND AND AFFIXED MY OFFICIAL SEAL AT TRENTON, THIS March 12, 2015 A.D.


THE GREAT SEAL OF THE STATE OF NEW JERSEY

Andrew P Sidamon - Eristoff
State Treasurer

VERIFY THIS CERTIFICATE ONLINE AT

https://www1.state.nj.us/TYTR_StandingCert/JSP/Verify_Cert.jsp

CERTIFICATE OF FORMATION

OF

Hotspot FXr, L.L.C.

(Pursuant to N.J.S.A. 42:2B-11)


LLC
FILED
NOV 22 2004
STATE TREASURER

The undersigned, as an authorized person, in order to form a limited liability company under the New Jersey Limited Liability Company Act, does hereby certify as follows.

1. The name of the company is Hotspot FXr, L.L.C. (the "Company").

2. The address of the registered office of the Company in the State of New Jersey is c/o Lowenstein Sandler PC, 65 Livingston Avenue, Roseland, New Jersey 07068.

3. The name and address of the registered agent for service of process on the Company in the State of New Jersey is Edward M. Zimmerman, c/o Lowenstein Sandler PC, 65 Livingston Avenue, Roseland, New Jersey 07068.

4. The Company is to have perpetual existence

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation on November 19, 2004.

Anthony O. Pergola
Authorized Person

S1481791
T2811530

0600219344

STATE OF NEW JERSEY
DEPARTMENT OF THE TREASURY
FILING CERTIFICATE (CERTIFIED COPY)

Corporation Name: HOTSPOT FXR, L.L.C.
Business Id: 0600219344
Certificate Number: 6000040266

I, THE TREASURER OF THE STATE OF NEW JERSEY, DO HEREBY CERTIFY, THAT THE ABOVE NAMED BUSINESS DID FILE AND RECORD IN THIS DEPARTMENT A CHANGE OF AGENT AND OFFICE ON May 5, 2006 AND THAT THE ATTACHED IS A TRUE COPY OF THIS DOCUMENT AS THE SAME IS TAKEN FROM AND COMPARED WITH THE ORIGINAL(S) FILED IN THIS OFFICE AND NOW REMAINING ON FILE AND OF RECORD.

IN TESTIMONY WHEREOF, I HAVE HEREUNTO SET MY HAND AND AFFIXED MY OFFICIAL SEAL AT TRENTON, THIS
March 12, 2015 A.D.


THE GREAT SEAL OF THE STATE OF NEW JERSEY

Andrew P Sidamon - Eristoff
State Treasurer

VERIFY THIS CERTIFICATE ONLINE AT
https://www1.state.nj.us/TYTR_StandingCert/JSP/Verify_Cert.jsp

CAO


FILED
MAY 5 2006
STATE TREASURER

L-122 (4/94)

New Jersey Division of Revenue

Certificate of Change - Registered Name or Address, or Both

(For Use by a Limited Liability Company)

This form may be used by domestic and foreign Limited Liability Companies to change an agent name or address or both. If a P.O. box is used for registered address, the street address must be included. Return this form with a $25.00 check made out to: Treasurer, State of New Jersey. Write the LLC number on the top left of your check.

LLC Name and Number: Hotspot FXr, L.L.C.
0600219344

State of Original Filing: New Jersey

IMPORTANT - INCLUDE INFORMATION ON BOTH THE PRIOR & NEW AGENT

Prior Agent:

Name Edward M. Zimmerman

Street Address c/o Lowenstein Sandler PC
65 Livingston Avenue

City Rosedale State NJ Zip 07068

New Agent:

Name The Corporation Trust Company

Street Address 820 Bear Tavern Road

City West Trenton State N.J. Zip 08628



By: The Corporation Trust Company
Signature of Registered Agent

5/5/06
Date

Sandra Ortega
Assistant Secretary

NJ Division of Revenue, PO Box 308, Trenton, NJ 08646

0600219344

NJ089 - 7/25/05 C T System Online

S1694224
3189309

REG-C-EA
(08-05)

STATE OF NEW JERSEY
DIVISION OF REVENUE

Mail to: PO Box 308
Trenton, NJ 08646

BUSINESS ENTITY AMENDMENT FILING

FEE REQUIRED

Complete the following information and sign in the space provided. Please note that once filed, the information on this page is considered public. Refer to the instructions for delivery/return options, filing fees and field-by-field requirements. Remember to remit the appropriate fee amount for this filing. Use attachments if more space is required for any field, or if you wish to add articles for the public record.

A. Business Name: BATS HOTSPOT SERVICES LLC

Business Entity NJ 10-digit ID number: 0 6 0 0 2 1 9 3 4 4

B. Statutory Authority for Amendment: 42:2C (See Instructions for List of Statutory Authorities)

C. ARTICLE 1 OF THE CERTIFICATE of the above referenced business is amended to read as follows. (If more space is necessary, use attachment)
Business Name: Bats Hotspot Services LLC

CGN

FILED
FEB 19 2016
STATE TREASURER

0600219344

D. Other Provisions: (Optional)

E. Date Amendment was Adopted:

F. CERTIFICATION OF CONSENT/VOTING: (If required by one of the following laws cited, certify consent/voting)
N.J.S.A. 14A:9-1 et seq. or N.J.S.A 15A:9-1 et seq., Profit and Non-Profit Corps. Amendment by the Incorporators
☐ Amendment was adopted by unanimous consent of the Incorporators.

N.J.S.A 14A:9-2(4) and 14A:9-4(3), Profit Corps., Amendment by the Shareholders
☐ Amendment was adopted by the Directors and thereafter adopted by the shareholders.
Number of shares outstanding at the time the amendment was adopted ______, and total number of shares entitled to vote thereon ______. If applicable, list the designation and number of each class/series of shares entitled to vote:

List votes for and against amendment, and if applicable, show the vote by designation and number of each class/series of shares entitled to vote:

Number of Shares Voting for Amendment — Number of Shares Voting Against Amendment

** If the amendment provides for the exchange, reclassification, or cancellation of issued shares, attach a statement indicating the manner in which same shall be effected.

N.J.S.A. 15A:9-4, Non-profit Corps., Amendment by Members or Trustees
The corporation has ☐ does not have ☐ members.
If the corporation has members, indicate the number entitled to vote ______, and how voting was accomplished:

☐ At a meeting of the corporation. Indicate the number VOTING FOR ____ and VOTING AGAINST ____. If any class(es) of members may vote as a class, set forth the number of members in each class, the votes for and against by class, and the number present at the meeting:

Class — Number of Members — Voting for Amendment — Voting Against Amendment

☐ Adoption was by unanimous written consent without a meeting.

If the corporation does not have members, indicate the total number of Trustees ______, and how voting was accomplished:
☐ At a meeting of the corporation. The number of Trustees VOTING FOR ______ and VOTING AGAINST ______.
☐ Adoption was by unanimous written consent without a meeting.

G. AGENT/OFFICE CHANGE
New Registered Agent:
Registered Office: (Must be a NJ street address)
Street ______ City ______ Zip ______

H. SIGNATURE(S) FOR THE PUBLIC RECORD (See Instructions for Information on Signature Requirements)

Signature [signature] Title President, BATS Hotspot Holdings LLC, Sole Member Date 2/17/16

Signature ______ Title ______ Date ______

The above-signed certifies that the business entity has complied with all applicable NJ statutory filing requirements

NJ079 - 8/21/2015 Wolters Kluwer Online

N 2800389
S 49682264

FOURTH AMENDED AND RESTATED OPERATING AGREEMENT

OF

BATS HOTSPOT SERVICES LLC

THIS FOURTH AMENDED AND RESTATED OPERATING AGREEMENT (the "Agreement") of Bats Hotspot Services LLC (the "Company") dated as of this 19th day of February, 2016, by Bats Hotspot Holdings LLC, as the sole Manager of the Company (the "Manager").

RECITAL

The Company was formed as a limited liability company under the laws of the State of New Jersey on November 22, 2004, and desires to enter into a written agreement, in accordance with the provisions of the New Jersey Limited Liability Company Act and any successor statute, as amended from time to time (the "Act"), governing the affairs of the Company and the conduct of its business. This written agreement shall supersede any and all other similar types of agreements heretofore adopted by the Manager and/or the Company, including but not limited to the (i) Operating Agreement executed and adopted effective as of March 1, 2005, (ii) Amended and Restated Operating Agreement executed and effective as of December 22, 2008, (iii) Second Amended and Restated Operating Agreement executed and effective as of September 23, 2009, and (iv) Third Amended and Restated Operating Agreement executed and effective March 13, 2015.

ARTICLE I
The Limited Liability Company

1.1 *Formation*. The Manager has previously formed the Company as a limited liability company pursuant to the provisions of the Act. A certificate of formation for the Company as described in Section 42:2B-11 of the Act (the "Certificate of Formation") has been filed in the Office of the Secretary of State of the State of New Jersey in conformity with the Act.

1.2 *Name*. The name of the Company shall be "Bats Hotspot Services LLC" and its business shall be carried on in such name with such variations and changes as the Manager shall determine or deem necessary to comply with requirements of the jurisdictions in which the Company's operations are conducted.

1.3 *Business Purpose; Powers*. The Company is formed for the purpose of engaging in any lawful business, purpose or activity for which limited liability companies may be formed under the Act. The Company shall possess and may exercise all the powers and privileges granted by the Act or by any other law or by this Agreement, together with any powers incidental thereto, so far as such powers and privileges are necessary or convenient to the conduct, promotion or attainment of the business purposes or activities of the Company.

1.4 *Registered Office and Agent*. The location of the registered office of the Company shall be 820 Bear Tavern Road, in the City of West Trenton, County of Mercer, New Jersey. The Company's Registered Agent at such address shall be The Corporation Trust Company.

1.5 *Term*. Subject to the provisions of Article 6 below, the Company shall have perpetual existence.

ARTICLE II
The Manager

2.1 *The Manager*. The name and address of the sole Manager is as follows:

Name	Address
Bats Hotspot Holdings LLC	8050 Marshall Drive, Suite 120 Lenexa, KS 66214

2.2 *Actions by the Manager; Meetings*. The Manager may approve a matter or take any action at a meeting or without a meeting by the written consent of the Manager. Meetings of the Manager may be called at any time by the Manager.

2.3 *Liability of the Manager*. All debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and the Manager shall not be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Manager.

2.4 *Power to Bind the Company*. The Manager (acting in its capacity as such) shall have the authority to bind the Company to any third party with respect to any matter.

2.5 *Admission of Managers*. New Managers shall be admitted only upon the approval of the Manager.

ARTICLE III
Management by the Manager

3.1 The management of the Company is fully reserved to the Manager, and the Company shall not have "managers," as that term is used in the Act. The powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of, the Manager, who shall make all decisions and take all actions for the Company. In managing the business and affairs of the Company and exercising its powers, the Manager shall act through resolutions adopted in written consents. Decisions or actions taken by the Manager in accordance with this Agreement shall constitute decisions or action by the Company and shall be binding on the Company.

3.2 *Officers and Related Persons*. The Manager shall have the authority to appoint and terminate officers of the Company and retain and terminate employees, agents and consultants of the Company and to delegate such duties to any such officers, employees, agents and consultants as the Manager deems appropriate, including the power, acting individually or jointly, to represent and bind the Company in all matters, in accordance with the scope of their respective duties.

ARTICLE IV
Capital Structure and Contributions

4.1 *Capital Structure*. The capital structure of the Company shall consist of one class of common interests (the "Common Interests"). All Common Interests shall be identical with each other in every respect. The Manager shall own all of the Common Interests issued and outstanding.

4.2 *Capital Contributions*. From time to time, the Manager may determine that the Company requires capital and may make capital contribution(s) in an amount determined by the Manager. A capital account shall be maintained for the Manager, to which contributions and profits shall be credited and against which distributions and losses shall be charged.

ARTICLE V
Profits, Losses and Distributions

5.1 *Profits and Losses*. For financial accounting and tax purposes, the Company's net profits or net losses shall be determined on an annual basis in accordance with the manner determined by the Manager. In each year, profits and losses shall be allocated entirely to the Manager.

5.2 *Distributions*. The Manager shall determine profits available for distribution and the amount, if any, to be distributed to the Manager, and shall authorize and distribute on the Common Interests, the determined amount when, as and if declared by the Manager. The distributions of the Company shall be allocated entirely to the Manager.

ARTICLE VI
Events of Dissolution

The Company shall be dissolved and its affairs wound up upon the occurrence of any of the following events (each, an "Event of Dissolution"):

(a) The Manager votes for dissolution; or

(b) A judicial dissolution of the Company under Section 18-802 of the Act.

ARTICLE VII
Transfer of Interests in the Company

The Manager may sell, assign, transfer, convey, gift, exchange or otherwise dispose of any or all of its Common Interests and, upon receipt by the Company of a written agreement executed by the person or entity to whom such Common Interests are to be transferred agreeing to be bound by the terms of this Agreement, such person shall be admitted as a Manager.

ARTICLE VIII
Exculpation and Indemnification

8.1 *Exculpation.* Notwithstanding any other provisions of this Agreement, whether express or implied, or any obligation or duty at law or in equity, none of the Manager, or any officers, directors, stockholders, partners, employees, affiliates, representatives or agents of any of the Manager, nor any officer, employee, representative or agent of the Company (individually, a "Covered Person" and, collectively, the "Covered Persons") shall be liable to the Company or any other person for any act or omission (in relation to the Company, its property or the conduct of its business or affairs, this Agreement, any related document or any transaction or investment contemplated hereby or thereby) taken or omitted by a Covered Person in the reasonable belief that such act or omission is in or is not contrary to the best interests of the Company and is within the scope of authority granted to such Covered Person by the Agreement, provided such act or omission does not constitute fraud, willful misconduct, bad faith, or gross negligence.

8.2 *Indemnification.* To the fullest extent permitted by law, the Company shall indemnify and hold harmless each Covered Person from and against any and all losses, claims, demands, liabilities, expenses, judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative ("Claims"), in which the Covered Person may be involved, or threatened to be involved, as a party or otherwise, by reason of its management of the affairs of the Company or which relates to or arises out of the Company or its property, business or affairs. A Covered Person shall not be entitled to indemnification under this Section 8.2 with respect to (i) any Claim with respect to which such Covered Person has engaged in fraud, willful misconduct, bad faith or gross negligence or (ii) any Claim initiated by such Covered Person unless such Claim (or part thereof) (A) was brought to enforce such Covered Person's rights to indemnification hereunder or (B) was authorized or consented to by the Manager. Expenses incurred by a Covered Person in defending any Claim shall be paid by the Company in advance of the final disposition of such Claim upon receipt by the Company of an undertaking by or on behalf of such Covered Person to repay such amount if it shall be ultimately determined that such Covered Person is not entitled to be indemnified by the Company as authorized by this Section 8.2.

8.3 *Amendments.* Any repeal or modification of this Article VIII by the Manager shall not adversely affect any rights of such Covered Person pursuant to this Article VIII, including the right to indemnification and to the advancement of expenses of a Covered Person existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

ARTICLE IX
Miscellaneous

9.1 . *Tax Treatment.* Unless otherwise determined by the Manager, the Company shall be a disregarded entity for U.S. federal income tax purposes (and when permitted for any analogous state or local tax purposes), and the Manager and the Company shall timely make any and all necessary elections and filings for the Company treated as a disregarded entity for U.S. federal income tax purposes (and when permitted for any analogous state or local tax purposes).

9.2 *Amendments.* Amendments to this Agreement and to the Certificate of Formation shall be approved in writing by the Manager. An amendment shall become effective as of the date specified in the approval of the Manager or if none is specified as of the date of such approval or as otherwise provided in the Act.

9.3 *Severability.* If any provision of this Agreement is held to be invalid or unenforceable for any reason, such provision shall be ineffective to the extent of such invalidity or unenforceability; *provided, however,* that the remaining provisions will continue in full force without being impaired or invalidated in any way unless such invalid or unenforceable provision or clause shall be so significant as to materially affect the expectations of the Manager regarding this Agreement. Otherwise, any invalid or unenforceable provision shall be replaced by the Manager with a valid provision which most closely approximates the intent and economic effect of the invalid or unenforceable provision.

9.4 *Governing Law.* This Agreement shall be governed by and construed in accordance with the laws of the State of New Jersey without regard to the principles of conflicts of laws thereof.

9.5 *Limited Liability Company.* The Manager intends to form a limited liability company and does not intend to form a partnership under the laws of the State of New Jersey or any other laws.

IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of the day first above written.

BATS HOTSPOT HOLDINGS LLC
Sole Manager

By: 

Name: Chris Concannon
Title: President

L Bats Hotspot SEF LLC

STATE OF DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE OF FORMATION
OF

BATS HOTSPOT SEF LLC

The undersigned has executed and is filing this Certificate of Formation for the purpose of forming a limited liability company pursuant to Section 18-201 of the Delaware Limited Liability Company Act of the State of Delaware.

ARTICLE I

The name of the limited liability company is BATS Hotspot SEF LLC (the "Company").

ARTICLE II

The registered office of the Company in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of the registered agent for service of process on the Company in the State of Delaware is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation this 1st day of May, 2015.



Chris Concannon, Authorized Person

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "BATS HOTSPOT SEF LLC", FILED IN THIS OFFICE ON THE NINETEENTH DAY OF FEBRUARY, A.D. 2016, AT 9:07 O`CLOCK A.M.


Jeffrey W. Bullock, Secretary of State


SECRETARY'S OFFICE
DELAWARE

5739904 8100
SR# 20160942100

Authentication: 201871606
Date: 02-23-16

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:07 AM 02/19/2016
FILED 09:07 AM 02/19/2016
SR 20160942100 - File Number 5739904

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT

1. Name of Limited Liability Company: BATS HOTSPOT SEF LLC

2. The Certificate of Formation of the limited liability company is hereby amended as follows:

ARTICLE I The name of the "Company" is: Bats Hotspot SEF LLC. (the "Company").

IN WITNESS WHEREOF, the undersigned have executed this Certificate on the 12th day of February, A.D. 2016.

By: BATS Hotspot Holdings LLC



By: ______ President
Authorized Person(s)

Name: Chris Concannon
Print or Type

LIMITED LIABILITY COMPANY AGREEMENT OF BATS HOTSPOT SEF LLC

This **LIMITED LIABILITY COMPANY AGREEMENT** of Bats Hotspot SEF LLC (such agreement, as amended from time to time, shall be referred to herein as this "Agreement"), effective as of February 19, 2016 (the "Effective Date"), is entered into by Bats Hotspot Holdings LLC, a Delaware limited liability company ("Bats Hotspot Holdings"), as Member (as hereinafter defined), and each of those other Members executing this Agreement from time to time in accordance with the terms hereof.

EXPLANATORY STATEMENT

Bats Hotspot Holdings formed the Company pursuant to a Certificate of Formation (the "Certificate") filed with the Secretary of State of Delaware on May 1, 2015, and has determined to enter into this Agreement to govern the management and operation of the Company and the relationship of the parties in accordance with the terms and subject to the conditions set forth in this Agreement.

AGREEMENT

For good and valuable consideration, the parties, intending legally to be bound, agree as follows:

ARTICLE I

Definitions

In addition to any terms that are defined in the text of this Agreement, capitalized terms shall have the following meanings.

(a) "Act" means the Delaware Limited Liability Company Act, as amended from time to time.

(b) "Affiliate" means a Person who, directly or indirectly, Controls, is Controlled by, or is under common Control with, such other Person.

(c) "Applicable Law" means (i) the provisions of all applicable statutes and laws of the United States of America, the states thereof (including the Act), and all other countries in which the Company or any of its Affiliates are then doing business, and (ii) the constitution, by-laws, rules, regulations, orders, customs and usage of (A) the Company and (B) any United States, state or foreign governmental, regulatory or self-regulatory authority, in each case having jurisdiction over the Company or any of its Affiliates.

(d) "Board" means the Board of Directors of the Company.

(e) "Cash Flow" means the revenues and other cash receipts of the Company minus the expenditures of the Company. Cash Flow will not include reserves established by the Board from time to time except to the extent released from the reserves in question for distribution.

(f) "CEA" means the Commodity Exchange Act.

(g) "CFTC" means the Commodity Futures Trading Commission.

(h) "Code" means the Internal Revenue Code of 1986, as amended, or any corresponding provision of any succeeding law.

(i) "Company" means the limited liability company formed in accordance with the Certificate.

(j) "Control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

(k) "Interest" means a limited liability company interest in the Company entitling the holder thereof to receive a share of the Profits and Losses of, and the right to receive distributions from, the Company in accordance with the terms of this Agreement.

(l) "Interest Holder" means any Person who holds an Interest, whether as a Member or as an unadmitted assignee of a Member.

(m) "Majority-in-Interest of the Members" means a Member or Members with a Percentage Interest exceeding fifty percent (50%).

(n) "Member" means each Person signing this Agreement and any Person who subsequently is admitted as a member in the Company.

(o) "Membership Rights" means all of the rights of a Member in the Company, including a Member's: (i) Interests; (ii) right to inspect the Company's books and records; and (iii) right to vote on matters coming before the Members, if any.

(p) "Officer" means any individual from time to time authorized or appointed by the Board to act as an officer or representative of the Company on a general basis or for a specific purpose, which individual shall act for and bind the Company as authorized by the Board.

(q) "Percentage Interest" means, for any Interest Holder, the percentage interest of such Interest Holder in the Company as set forth on Exhibit A.

(r) "Person" means and includes an individual, corporation, partnership, association, limited liability company, trust, estate or other entity.

(s) "Profit" and "Loss" mean, for each taxable year of the Company (or other period for which Profit or Loss must be computed), the Company's taxable income or loss determined in accordance with the Code.

(t) "Resignation" (including its correlative meaning, "Resign") means a Member's resignation from the Company by any means.

(u) "Secretary" means the Delaware Secretary of State.

(v) "Transfer" means, when used as a noun, any direct or indirect sale, hypothecation, pledge, assignment, attachment, or other transfer, and, when used as a verb, means to, directly or indirectly, sell, hypothecate, pledge, assign, or otherwise transfer.

ARTICLE II

Formation and Name; Office; Purpose; Term

Section 2.1. Formation of the Company. The Company was formed upon the execution and filing of the Certificate with the Secretary.

Section 2.2. Name. The name of the Company shall be "Bats Hotspot SEF LLC." The Company may do business under that name and under any other name or names as may be determined by the Board.

Section 2.3. Purpose. The purposes of the Company shall be to (i) operate a swap execution facility in accordance with the CEA and regulations promulgated by the CFTC thereunder, (ii) engage in any and all activities necessary, desirable or incidental to the accomplishment of the foregoing and (iii) engage in any other lawful act or activity for which limited liability companies may be organized under the Act, as determined by the Board.

Section 2.4. Term. The term of the Company began upon the filing of the Certificate with the Secretary and shall continue in perpetual existence until dissolved pursuant to this Agreement. The registered office of the Company in the State of Delaware shall be as set forth in the Certificate.

Section 2.5. Location of Principal Place of Business. The principal office and place of business of the Company shall be located at 17 State Street, New York, New York 10004, or at such other place as the Board may designate from time to time. The name and address of the Company's registered agent in the State of Delaware shall be as set forth in the Certificate.

ARTICLE III

Members; Capital; Profit. Loss and Distribution

Section 3.1. Members. The name, present mailing address, taxpayer identification number and Percentage Interest of each Member are set forth on Exhibit A. A Majority-in-Interest of the Members shall have the right to admit additional Members from time to time as it determines in its sole discretion. If at any time a Majority-in-Interest of the Members deems it to be in the best interest of the Company to raise additional equity capital to properly carry out the Company's business and affairs, the Company shall have the right to (a) raise additional equity capital for infusion into the Company from Members or other Persons and issue Interests on terms that may be senior to, junior to, or on parity with, the terms of the Interests held by then-existing Members, and (b) admit the Persons investing such equity capital as additional Members. In addition, the Company may obtain funds through loans (which may be made by a Member) having such terms and conditions as a Majority-in-Interest of the Members, in its reasonable discretion, deems to be in the best interest of the Company. The Company shall amend Exhibit A from time to time to reflect changes in the identity of the Members and changes in information set forth on Exhibit A.

Section 3.2. Capital. It is acknowledged that Bats Hotspot Holdings has made all capital contributions to the capital of the Company required to be made by Bats Hotspot Holdings as of the Effective Date. From time to time the Members may, but shall not be obligated to, contribute additional capital or make loans to the Company, all at such times and upon such terms as the Board shall approve. No Member or Interest Holder shall be required to contribute any additional capital to the Company, and no Member or Interest Holder shall have any personal liability for any obligations of the Company.

Section 3.3. Profit, Loss and Distributions. Cash Flow for each taxable year of the Company shall be distributed to the Interest Holders, at such time as determined by the Board, in proportion to the Interest Holders' respective Percentage Interest. All Profit or Loss shall be allocated to the Interest Holders in proportion to their respective Percentage Interest. If the Company is dissolved, the assets of the Company shall be distributed as provided in Article IV.

ARTICLE IV

Dissolution

The Company shall be dissolved only if the Board determines to dissolve the Company or if the Company has no Members and no Interest Holder agrees in writing, within thirty (30) days after the occurrence of the event pursuant to which the last Person ceased to be a Member, to become a Member and be bound by the terms and conditions of this Agreement. If the Company is dissolved, the affairs of the Company shall be wound up. On winding up of the Company, the assets of the Company shall be distributed, first, to non-Interest Holder creditors of the Company in satisfaction of the liabilities of the Company, second, to creditors of the Company who are also Interest Holders in satisfaction of the liabilities of the Company but not including those liabilities to the Interest Holders in their capacity as Interest Holders, and then to the Interest Holders in proportion to their Percentage Interest.

ARTICLE V

Transfer and Resignation

Except as otherwise expressly permitted by this Agreement, no Member shall have the right, without the prior written consent of the Board, to Transfer all or any part of such Member's Membership Rights; *provided, however,* that if the Transfer is a transfer by operation of law, the dissolution of a non-individual Person or otherwise, and if the result of such transfer would be the Resignation of the last remaining Member in the Company, then the transferee(s) will be automatically admitted as Member(s) in the Company; *provided, further* that any of such transferee(s) may elect, at any time on or before ninety (90) days after such Transfer to such transferee, to Resign as a Member in the Company, such Resignation to be effective retroactive to the date of such Transfer. Except as provided in the preceding sentence, no Member shall have the right to Resign without the prior written consent of Bats Hotspot Holdings. The Company shall not be obligated to purchase the Interests of any Person who has Resigned for its fair value or otherwise. Notwithstanding any provision contained in this Agreement to the contrary, Bats Hotspot Holdings shall have the right, without the consent of the Board, to Transfer all or any part of Bats Hotspot Holdings' Membership Rights, and such transferees shall automatically be deemed to be admitted as a Member in the Company. The Interests and other Membership Rights are securities governed by Article 8 of the Uniform Commercial Code as in effect in the state of Delaware. Interests and Membership Rights shall not be certificated. The transferee of a Transfer for collateral purposes shall not be admitted as a Member in the Company until such time, if any, as the transferee has realized upon the Membership Rights pledged to it or has acquired such Membership Rights in lieu of such realization and such transferee expressly agrees in writing to be bound to the terms and conditions of this Agreement.

ARTICLE VI

Powers, Rights and Duties of the Board

Section 6.1. Management of the Company.

(a) Board. Except as otherwise provided in this Agreement, the business and affairs of the Company shall be exclusively managed under the direction of a Board, subject to any power and authority delegated to the Officers as provided in Article VIII, and the Board shall have all right and powers of a "manager" under the Act. Except as otherwise specifically provided herein or by Applicable Law, the Board has the power by itself or through agents, and is authorized and empowered on behalf and in the name of the Company, to carry out all of the objects and purposes of the Company and to perform all acts and enter into and perform all acts and other undertakings that it may in its sole discretion deem necessary or advisable in that regard. A member of the Board acting individually in his or her capacity has the power to act or bind the Company to the extent expressly authorized to do so by the Board. The Chairman of the Board, the President and the Secretary of the Company from time to time shall be deemed to be authorized persons within the meaning of the Act, to execute and file any amendments to, or restatements of, the Company's Certificate with the Secretary and any applicable filings as a foreign limited liability company in any state where such filings may be necessary or desirable. The Board may establish such other rules and procedures for its deliberations as it may deem necessary or desirable.

(b) Number; Election. The Board shall initially consist of five (5) directors elected by Bats Hotspot Holdings for such purpose. A Majority-in-Interest of the Members may increase or decrease the number of directors from time to time; provided, however, that the Board shall consist of at least three (3) directors. Bats Hotspot Holdings shall appoint a Chairman of the Board from among the directors, who shall hold office until his or her successor is appointed and qualified or until his or her earlier resignation or removal.

(c) Composition of the Board. At all times following the appropriate compliance date of CFTC regulations applicable to the Company's governance, the members of the Board shall include no fewer than the minimum number or percentage of "Public Directors" required by such CFTC regulations.

(d) Resignation; Removal; Vacancies. Any member of the Board may resign at any time upon written notice to the Company directed to the Board or the Secretary. Such resignation shall take effect at the time specified therein and, unless otherwise specified therein, no acceptance of such resignation shall be necessary to make it effective. Any member of the Board may be removed at any time, without or without cause, by a Majority-in-Interest of the Members. The Board shall have procedures, as may be further set forth in policies that the Company may adopt, to remove a member from the Board where the conduct of such member is likely to be prejudicial to the sound and prudent management of the Company. Vacancies and newly created director positions resulting from an increase in the authorized number of directors shall be filled by a Majority-in-Interest of the Members.

(e) Compensation of Directors. Members of the Board may be paid such compensation for their services and such reimbursement for expenses of attendance at meetings as the Board may from time to time determine. No such payment shall preclude any director from serving the Company or any of its Affiliates in any other capacity and receiving compensation for such service. The compensation of Public Directors shall not be linked to the business performance of the Company.

(f) Meetings of the Board.

(i) Time and Place. Meetings of the Board will be held at such times, on such dates and at such places as the Board may from time to time establish by resolution or otherwise in accordance with this Agreement. Any or all members of the Board may participate in such meetings by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting will constitute presence in person at such a meeting.

(ii) Quorum and Voting. At each meeting of the Board, a whole number of directors equal to at least a majority of the total number of directors then in office shall constitute a quorum for the transaction of business. The directors present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough directors to leave less than a quorum. In case at any meeting of the Board a quorum shall not be present, the members or a majority of the members of the Board present may adjourn the meeting from time to time until a quorum shall be present

(iii) Special Meetings. Special meetings of the Board may be called by the Chairman of the Board or upon the written request of any two members of the Board. The Chairman will give at least two (2) business days' notice of such meetings to each member of the Board, unless all members of the Board agree to a shorter time period for such notice.

(iv) Decisions of the Board. Decisions of the Board will require the approval of a majority of the members of the Board present at a meeting; *provided* that should the Board be unable to render a decision due to either a tie in the vote or more than one Board member being recused with respect to the issue being voted upon, then Bats Hotspot Holdings, as the sole Member of the Company, may make the decision in lieu of the Board.

(v) Written Consents in Lieu of a Meeting. Any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or of such committee, as the case may be, then in office consent thereto in writing or by electronic transmission, which such writing or electronic transmission shall be filed with the minutes of proceedings of the Board or committee.

Section 6.2. Committees of the Board.

(a) The Board may from time to time designate one or more committees of the Board, with such lawfully delegable powers and duties as it thereby confers, to serve at the pleasure of the Board and shall, for those committees and any others provided for herein, elect a director or directors to serve as the member or members, designating, if it desires, other directors as alternate members who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of any member of any committee and any alternate member in his or her place, the member or members of the committee present at the meeting and not disqualified from voting, whether or not he or she or they constitute a quorum, may by unanimous vote appoint another member of the Board to act at the meeting in the place of the absent or disqualified member. The Board shall have power at any time to fill vacancies in, or to change the membership of, or to dissolve, any such committee. Nothing herein shall be deemed to prevent the Board from appointing one or more committees consisting in whole or in part of persons who are not directors of the Company; *provided, however,* that no such committee shall have or may exercise any authority of the Board.

(b) Each committee may determine the procedural rules for meeting and conducting its business and shall act in accordance therewith, except as otherwise provided herein or required by law. A majority of any committee may fix the time and place of its meetings, unless the Board shall otherwise provide. Adequate provision shall be made for notice of such meetings to be given to members of the committees.

(c) Unless the Board otherwise provides, each committee designated by the Board may adopt, amend and repeal rules for the conduct of its business. In the absence of a provision by the Board or a provision in the rules of such committee to the contrary, a majority of the entire authorized number of members of such committee shall constitute a quorum for the transaction of business, unless the committee shall consist of one (1) or two (2) members, in which event one (1) member shall constitute a quorum. The vote of a majority of the members present at a meeting at the time of such vote if a quorum is then present shall be the act of such committee. Action may be taken by any committee without a meeting if all members thereof consent thereto in writing or by electronic transmission, which such writing or electronic transmission shall be filed with the minutes of the proceedings of such committee.

ARTICLE VII

Liability and Indemnification

Section 7.1. Except as otherwise required by non-waivable provisions of Applicable Law or as expressly set forth in this Agreement, no Interest Holder shall have any personal liability whatsoever in such Interest Holder's capacity as an Interest Holder in excess of its capital contribution, whether to the Company, to any of the other Interest Holders, to the creditors of the Company or to any other third party, for the debts, liabilities, commitments or any other obligations of the Company or for any losses of the Company, other than arising out of a breach of this Agreement by such Interest Holder.

Section 7.2. None of the Members, the directors or the Officers shall be personally liable for the return of any portion of the capital contributions (or any return thereon) of the Interest Holders and the return, if any, of such capital contributions (or any return thereon) shall be made solely from assets of the Company. None of the Members or the directors or Officers shall be required to pay to the Company or any Interest Holder any deficit in any Interest Holder's capital account upon dissolution of the Company or otherwise. None of the Members, directors or the Officers shall be liable, responsible or accountable, in damages or otherwise, to any Interest Holder or to the Company for any act performed by such Member, director or such Officer within the scope of the authority conferred on the Members, directors or the Officers by this Agreement, except for gross negligence, fraud, bad faith or a material breach of this Agreement.

Section 7.3. The Company shall, to the fullest extent permitted by the Act, indemnify and hold harmless the Interest Holders, Members, directors, Officers and their respective partners, shareholders, members, officers, trustees, advisory board, directors, employees, attorneys and agents and other affiliates (collectively, the "**Indemnified Parties**") from and against any loss, expense, damage or injury suffered or sustained by them by reason of any acts, omissions or alleged acts or omissions arising out of their activities on behalf of the Company or in furtherance of the interests of the Company or by reason of the fact that such Person is or was an Interest Holder, Member, director, Officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, trustee, member, manager, officer, employee or agent of another limited liability company, corporation, partnership, joint venture, trust or other enterprise, including, but not limited to, any judgment, award, settlement, reasonable attorneys' fees and other costs or expenses incurred in connection with the investigation and defense of any actual or threatened action, proceeding or claim, unless the acts, omissions or alleged acts or omissions upon which such actual or threatened action, proceeding or claim is based arose out of such Indemnified Party's gross negligence or were performed or omitted fraudulently or in bad faith by such Indemnified Party or constituted a material breach of this Agreement. If any claim for indemnification is based on a claim by a third party (a **"Third Party Claim"**), the Indemnified Party in question shall give prompt written notice thereof to the Company and shall permit the Company to defend and/or settle such Third Party Claim, so long as it does so diligently and in good faith; *provided, however*, that no compromise or settlement of any claim may be effected by the Company without the Indemnified Party's consent (which will not be unreasonably withheld, conditioned or delayed) unless the sole relief provided is monetary damages that are paid in full by the Company. Any such indemnification shall only be from the assets or insurance of the Company and no Interest Holder shall be required to contribute capital to the Company to satisfy any such indemnification. Any such indemnification shall be paid by the Company in advance of the final disposition of any such action, proceeding or claim upon receipt of an undertaking by or on behalf of the Indemnified Party seeking advancement to repay the amount advanced should it ultimately be determined that the Indemnified Party was not entitled to be indemnified hereunder or under the Act.

ARTICLE VIII

Officers

Section 8.1. Officers: Election or Appointment. The Board at any time and from time to time may elect a Chief Executive Officer, President, Vice President, Secretary, Chief Compliance Officer and one or more other Officers to the extent the Board deems necessary or desirable. The Board at any time and from time to time may authorize any Officer of the Company to appoint one or more Officers. Except with respect to the position of Chief Compliance Officer, any number of offices may be held by the same person and directors may hold any office unless this Agreement otherwise provides. Any Officer may also be a director, officer, partner or employee of the Company or any of its Affiliates.

Section 8.2. Term of Office; Resignation; Removal; Vacancies. Unless otherwise provided in the resolution of the Board electing or authorizing the appointment of any Officer, each Officer shall hold office until his or her successor is elected or appointed and qualified or until his or her earlier resignation or removal. Any Officer may resign at any time upon written notice to the Board or to such Person(s) as the Board may designate. Such resignation shall take effect at the time specified therein, and unless otherwise specified therein no acceptance of such resignation shall be necessary to make it effective. The Board may remove any Officer with or without cause at any time. Any Officer authorized by the Board to appoint a person to hold an office of the Company may also remove such person from such office with or without cause at any time, unless otherwise provided in the resolution of the Board providing such authorization. Any vacancy occurring in any office of the Company by death, resignation, and removal or otherwise may be filled by the Board at any regular or special meeting or by an Officer authorized by the Board to appoint a person to hold such office.

Section 8.3. Powers and Duties. The Officers of the Company shall have such powers and duties in the management of the Company as shall be stated in this Agreement or in a resolution of the Board which is not inconsistent with this Agreement and, to the extent not so stated, as generally pertain to their respective offices, subject to the control of the Board.

ARTICLE IX

Books, Accounting, and Tax Matters Partner

All funds of the Company shall be deposited in such bank or other investment accounts as the Board shall approve. All such accounts shall be in the Company's name. The annual accounting period of the Company shall be the calendar year. Bats Hotspot Holdings shall be the tax matters partner unless the Member selects a different tax matters partner, to the extent a tax matters partner is required or permitted by Applicable Law.

ARTICLE X

General Provisions

Any notice, demand, consent, election, offer, approval, request, or other communication (collectively, a "notice") required or permitted under this Agreement must be in writing and either delivered personally, sent by certified or registered mail, postage prepaid, return receipt requested, or sent by recognized overnight delivery service. A notice must be addressed to an Interest Holder or Member at the Interest Holder's or Member's last known address on the records of the Company. A notice to the Company must be addressed to the Company's principal office. Notices shall be deemed given upon receipt or refusal to accept delivery. Any party may designate, by notice to all of the others, substitute addresses or addressees for notices; and, thereafter, notices are to be directed to those substitute addresses or addressees. This Agreement constitutes the complete and exclusive statement of the agreement among the Members and supersedes all prior written and oral statements, including any prior representation, statement, condition or warranty. This Agreement may not be amended without the written consent of the Majority-in-Interest of the Members. This Agreement shall be governed by the internal law, not the law of conflicts, of the State of Delaware. The headings herein are inserted as a matter of convenience only, and do not define, limit, or describe the scope of this Agreement or the intent of the provisions hereof. This Agreement is binding upon, and inures to the benefit of, the parties hereto and their respective heirs, executors, administrators, personal and legal representatives, successors, and permitted assigns. Nouns and pronouns shall be deemed to refer to the masculine, feminine, neuter, singular and plural, as the identity of the Person may in the context require. Each provision of this Agreement shall be considered separable; and if, for any reason, any provision or provisions herein are determined to be invalid and contrary to any existing or future law, such invalidity shall not impair the operation of or affect those portions of this Agreement which are valid.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF, the undersigned has executed this Limited Liability Company Agreement as of the date first set forth above.

SOLE MEMBER:

BATS Hotspot Holdings LLC

By: 
Name: Chris Concannon
Title: President

EXHIBIT A

NAME, ADDRESS, TAXPAYER IDENTIFICATION NUMBER AND PERCENTAGE INTEREST

Address and Taxpayer Identification Number	Percentage Interest
Bats Hotspot Holdings LLC 8050 Marshall Drive, Suite 120 Lenexa, KS 66214 EIN: 52-2241557	100%

M Bats International Holdings Limited

N Bats Hotspot Europe Limited

o Bats Hotspot Asia Pte. Ltd.

P Bats Trading Limited

Q Chi-X Europe Limited

R Blue Merger Sub Inc.

S Delta Merger Sub LLC

T BATS FX, Inc.

U Direct Edge ECN LLC

V Direct Edge Holdings LLC

W Omicron Holdings Corp.

X Omicron Intermediate Holdings Corp.

Exhibit F

Exhibit Request:

A complete set of all forms pertaining to:

1. Application for membership, participation or subscription to the entity,
2. Application for approval as a person associated with a member, participant or subscriber of the entity, and
3. Any other similar materials.

Response:

Attached please find the following documents:

1. Membership Application, including Checklist, Statutory Disqualification Notice and Clearing Letter of Guarantee
2. User Agreement
3. Securities Routing Agreement
4. Market Maker Registration Application
5. Competitive Liquidity Provider Registration Application
6. Lead Market Maker Application
7. Retail Member Organization Application
8. User Agreement Addendum to Permit Volume Attribution
9. Volume Aggregation and Execution Detail Request
10. Direct Debit Opt-In Form
11. Non-Member Clearing Firm Information Document
12. Sponsored Access Application, including Checklist and Information Document, Sponsoring Member Consent and Sponsored Participant Agreement
13. Service Bureau Information Document, Service Bureau Port Fee Agreement and Service Bureau Agreement
14. Connectivity Services Agreement, Extranet Addendum to the Connectivity Services Agreement and Bats Connect Order Form
15. Data Agreement, Data Feed Order Form and System Description, List of Affiliates, Subscriber Agreement, Service Facilitator List, External Controlled Data Distributor Trial Addendum, U.S. Market Data Policies
16. Options Member Application, Options Member Agreement, Options Member Letter of Guarantee and Options Self Clearing Member Letter of Guarantee
17. Options Market Maker Registration Application

The Exchange intends to use Form U-4, the Uniform Application for Securities Industry Registration or Transfer, for persons applying to be associated persons of a Member.

Bats Global Markets, Inc.
Membership Application

In order to join Bats BZX Exchange, Inc. (BZX), Bats BYX Exchange, Inc. (BYX), Bats EDGA Exchange, Inc. (EDGA), and Bats EDGX Exchange, Inc. (EDGX) (each an "Exchange"), an applicant Broker-Dealer ("Applicant") must complete and submit all materials listed on the Application Checklist below via email to MembershipServices@bats.com or mail to:

c/o Bats Global Markets, Inc.
Attn: Membership Services
8050 Marshall Drive, Suite 120
Lenexa, KS 66214

Applicants are required to update any information submitted in this application when and if it becomes inaccurate or incomplete after submission.

APPLICATION CHECKLIST
☐ Membership Application, including Statutory Disqualification Notice
☐ Clearing Letter of Guarantee (*only if you are not self-clearing*) - per Exchange
☐ User Agreement - per Exchange
☐ Securities Routing Agreement - per Exchange
☐ Most recent *signed and notarized* Form BD, including schedules and disclosure reporting pages
☐ A Form U-4 for each officer, director and equity holder who owns 5% or more of Applicant's outstanding equity interests, if not available on WebCRD®
☐ Most recent audited annual financial statements, including Independent Auditors' Report on Internal Control or Exemption Report, and unaudited financial statements as of the last month end
☐ All FOCUS Reports filed since the last annual audit
☐ Organizational Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company Agreement or Operating Agreement; or similar documentation
☐ IRS Form W-9 or W-8
☐ A list of all Authorized Traders, *including name and CRD #*, the Applicant will be registering with the Exchange
☐ A list identifying all joint accounts pursuant to Exchange Rule 12.7 - *if applicable*

Note: All application materials sent to the Exchange will be reviewed for completeness. All applications are deemed confidential and are handled in a secure environment. Applications may, however, be shared with other self-regulatory organizations (*e.g.*, FINRA), as necessary, to evaluate and process the application.

The Exchange may request applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to Exchange Rule 2.6. If you have questions on completing the application, you may direct them to Membership Services at MembershipServices@bats.com or 913.815.7002. In addition, please refer to the Exchange's website at www.bats.com for additional information regarding the membership process.

GENERAL INFORMATION		
Date:	CRD #:	
Name of Applicant:		
Address of Principal Office:		
City:	State:	Zip:
BILLING ADDRESS		
Address of Billing Office:		
City:	State:	Zip:

BUSINESS CONTACT	BILLING CONTACT
Name:	Name:
Title:	Title:
CRD #:	CRD #:
Email:	Email:
Phone:	Phone:
COMPLIANCE CONTACT	TECHNICAL CONTACT
Name:	Name:
Title:	Title:
CRD #:	CRD #:
Email:	Email:
Phone:	Phone:
TRADING CONTACT	SUPERVISOR OF AUTHORIZED TRADERS
Name:	Name:
Title:	Title:
CRD #:	CRD #:
Email:	Email:
Phone:	Phone:

TYPE OF ORGANIZATION

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietorship

State of Organization:____________________ Federal Employer ID Number:_________________

TYPE OF BUSINESS ACTIVITIES CONDUCTED BY APPLICANT (check all that apply)

☐ Market Maker* ☐ Public Customer Business ☐ Clearing Services ☐ Firm Proprietary Trading

☐ Other: ________________________________

*Please contact Membership Services for more information on becoming a Market Maker on the Exchange.

OTHER SELF-REGULATORY ORGANIZATION MEMBERSHIPS (check all that apply)

☐ Bats BZX Exchange, Inc. (BZX)
☐ Bats BYX Exchange, Inc. (BYX)
☐ Bats EDGA Exchange, Inc. (EDGA)
☐ Bats EDGX Exchange, Inc. (EDGX)
☐ BOX Options Exchange (BOX)
☐ Chicago Board Options Exchange (CBOE)
☐ C2 Options Exchange (C2)
☐ Chicago Stock Exchange (CHX)
☐ Financial Industry Regulatory Authority (FINRA)
☐ International Securities Exchange (ISE)
☐ ISE Gemini (GEMINI)
☐ MIAX Options (MIAX)
☐ NASDAQ (NQX)
☐ NASDAQ BX (BX)
☐ NASDAQ PHLX (PHLX)
☐ National Stock Exchange (NSX)
☐ New York Stock Exchange (NYSE)
☐ NYSE Arca, Inc. (ARCA)
☐ NYSE MKT

Name of Applicant's Designated Examining Authority (DEA): ______________________________

ADDITIONAL INFORMATION

State approximate dates of last inspection of Applicant's books and records by the SEC, FINRA or any other Regulator.

SEC: ____________________

FINRA: ____________________

Other: ____________________ Name of other Regulator: ____________________________

If any material deficiencies were revealed, please explain (attach an additional sheet if more space is needed):

Discuss any recent events or changes that are not reflected in the Applicant's Form BD and U-4(s) (and amendments thereto) that are submitted with this Application (attach an additional sheet if more space is needed):

Has Applicant during the past three years been subject to the notification and reporting requirements under SEC Rule 17-a-11 because of a net capital or record keeping problem?

☐ Yes ☐ No

If yes, please explain (attach an additional sheet if more space is needed):

Does Applicant carry a Broker's Blanket and Fidelity Bond? ☐ Yes ☐ No

If yes, please provide the following:

Name of insurance carrier: ______________________________

Amount of coverage: ____________________ Effective date of the bond: __________________

AML COMPLIANCE OFFICER

Pursuant to Exchange Rule 5.6, each Member is required to designate, and identify to the Exchange, a person or persons responsible for implementing and monitoring the day-to-day operations and internal controls of the Member's anti-money laundering program. A Member must provide prompt notice to the Exchange regarding any change in this designation. If Applicant is a Member of FINRA required to comply with FINRA Rule 3310 (formerly NASD Rule 3011), notification of changes to this designation need not be filed with the Exchange if the Member complies with such FINRA Rule.

Name:		Title:
Business Address:		
Phone:	Fax:	Email:

PRINCIPAL REGISTRATION

The Exchange requires each Member other than a sole proprietorship or a proprietary trading firm with 25 or fewer Authorized Traders ("Limited Size Proprietary Firm") to register at least two (2) Series 24 qualified Principals. A Limited Size Proprietary Firm is required to register at least one (1) Series 24 qualified Principal. A 'Principal" is any individual responsible for supervising the activities of a Member's Authorized Traders and each person designated as a Chief Compliance Officer on Schedule A of Form BD. In addition, the Exchange requires each Member to register a Series 27 qualified FINOP with the Exchange. See Exchange Rule 2.5, Interpretation and Policy .01 for additional information regarding principal registration. Please indicate below the individuals that the Member intends to register with the Exchange, to comply with these requirements.

DESIGNATED SERIES 24 LICENSED PRINCIPAL		
Name:	Title:	CRD #:
Business Address:		
Phone:	Email:	
DESIGNATED SERIES 24 LICENSED PRINCIPAL		
Name:	Title:	CRD #:
Business Address:		
Phone:	Email:	
DESIGNATED SERIES 27 LICENSED PRINCIPAL		
Name:	Title	CRD #:
Business Address:		
Phone:	Email:	

[Remainder of page intentionally left blank.]

The undersigned represents that the information and statements contained herein, including exhibits attached hereto, are current, true and complete.

By executing this Application, the undersigned agrees as follows:

(1) To abide by, comply with, and adhere to the provisions of the Exchange's Certificate of Incorporation, its By-Laws, the Exchange Rules, the policies, interpretations and guidelines of the Exchange and all orders and decisions of the Exchange's Board of Directors and penalties imposed by the Board of Directors, and any duly authorized committee (such agreement is not to be construed as a waiver by the undersigned of any right to appeal provided in the Securities Exchange Act of 1934, as amended);

(2) To pay such dues, fees, assessments, and other charges in the manner and amount as shall from time to time be fixed by the Exchange.

(3) The Exchange and its officers, employees and members of its Board of Directors and of any Exchange committee shall not be liable, except for willful malfeasance, to the Applicant or to any other person, for any action taken by such director, officer, or member in his official capacity, or by any employee of the Exchange while acting within the scope of his employment, in connection with the administration or enforcement of any of the provisions of the Certificate of Incorporation, By-Laws, Exchange Rules, policies, interpretations or guidelines of the Exchange or any penalty imposed by the Exchange, its Board of Directors or any duly authorized committee;

(4) In cases where the Applicant fails to prevail in a lawsuit or administrative adjudicative proceeding instituted by the Applicant against the Exchange of any of its officers, directors, committee members, employees or agents, to pay the Exchange or any of its officers, directors, committee members, employees or agents, all reasonable expenses, including attorneys' fees, incurred by the Exchange in the defense of such proceeding, but only in the event that such expenses exceed Fifty Thousand Dollars ($50,000.00), provided that such payment obligation shall not apply to internal disciplinary actions by the Exchange or administrative appeals;

(5) To maintain and make available to the Exchange, its authorized employees and its Board of Directors or committee members such books and records as may be required to be maintained by the Securities and Exchange Commission or Exchange Rules; and

(6) To provide such other reasonable information with respect to the Applicant as the Exchange may require.

Applicant Broker-Dealer acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant Broker-Dealer's DEA. It is understood that in that event, additional information may be required by the Exchange.

____ ______________________________

Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor — Date

____ ______________________________

Printed Name — Title

Bats Global Markets, Inc.
Statutory Disqualification Notice

Pursuant to the Securities Exchange Act of 1934, as amended ("the Act"), the Exchange may deny (or may condition) membership or may bar a natural person from becoming associated (or may condition an association) with a Member for the same reasons that the Securities and Exchange Commission may deny or revoke a broker-dealer registration under the Act. The Act provides for Statutory Disqualification if a person has:

- Been expelled, barred or suspended from membership in or being associated with a member of a self regulatory organization;
- Had broker, dealer or similar privileges denied or suspended or caused such denial or suspension of another;
- Violated any provision of the Act; or
- Been convicted of a theft or securities related misdemeanor or any felony within ten (10) years of the date of applying for membership status or becoming an Associated Person.

☐ Check here if you **DO NOT** have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.

☐ Check here if you **DO** have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.*

Please identify any such person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification. Additionally, identify any such person(s) who are associated with the Applicant Broker-Dealer and who have been approved for association or continued association by another SRO due to a Statutory Disqualification.

* Attach a sheet identifying any such person(s), including the following information:

1. Name and social security number of the person(s).
2. Copies of documents relating to the Statutory Disqualification.
3. Description of each such person's duties (for non-registered individuals, this should include a statement indicating if the position allows access to books, records, funds or securities).
4. Explanation of action taken or approval given by any other SRO regarding each person.

On behalf of Applicant Broker-Dealer, I hereby attest and affirm that I have read and understand the above and the attached information, and that the answers and the information provided (including copies of any documents) are true and complete to the best of my knowledge. I acknowledge that the Exchange shall rely on the information provided pursuant to this Notice in order to approve or deny Applicant Broker-Dealer's application for membership. I understand that Applicant Broker-Dealer will be subject to a disciplinary action if false or misleading answers are given pursuant to this Notice. I also acknowledge the obligation of Applicant Broker-Dealer to submit to the Exchange any amendment to any document submitted as part of its application, including but not limited to this Notice, within ten (10) business days of such amendment or change.

______________________________ ____________________

Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor — Date

______________________________ ____________________

Printed Name — Title

Bats BZX Exchange, Inc.
Clearing Letter of Guarantee

NOTICE OF CONSENT – To be completed by Clearing Firm of Applicant Broker-Dealer

In connection with the qualification of ______________________________ ("Member") as a member of Bats BZX Exchange, Inc. ("Exchange") and pursuant to Exchange Rule 11.15, as may be amended or re-numbered from time to time, the undersigned Clearing Firm represents that it is a member of the National Securities Clearing Corporation ("NSCC"), a clearing agency registered with the Securities Exchange Commission pursuant to Section 17A of the Securities Exchange Act of 1934. The undersigned Clearing Firm accepts full responsibility for clearing and settling any and all transactions made by the Member and/or such persons having access to the Exchange pursuant to a sponsorship arrangement with the Member to the extent such transactions are executed on the Exchange or on other markets after being routed away from the Exchange.

This section shall be deemed a letter of guarantee, letter of authorization, or notice of consent pursuant to Exchange Rules and may be relied upon by Exchange. This Notice of Consent shall be subject to Exchange Rules, as amended from time to time, and shall remain in effect until revoked in writing by the Clearing Firm.

____
Clearing Firm (Broker-Dealer Name)

____
NSCC Clearing #

____
Signature of Authorized Officer, Partner or Managing Member or Sole Proprietor of Clearing Firm

____
Printed Name/Title

____
Date

Bats BZX Exchange, Inc.
User Agreement

This User Agreement (this "Agreement"), with an effective date as of the date executed on the signature page hereof, is made by and between Bats BZX Exchange, Inc., a Delaware corporation, with its principal offices at 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214 ("Exchange"), and the user referenced below ("User").

1. **Term of the Agreement.** This Agreement will continue until terminated pursuant to the terms of this Agreement.

2. **Services.** Subject to the terms and conditions of this Agreement, User will have the right to access Exchange to enter orders on Exchange, receive status updates on orders, cancel orders, and execute trades against orders on the Exchange limit order book (collectively, the "Services"). User acknowledges and agrees that nothing in this Agreement constitutes an understanding by Exchange to continue any aspect in its current form. Exchange may from time to time make additions, deletions or modifications to the Services. User acknowledges and agrees that Exchange may temporarily or permanently, unilaterally condition, modify or terminate the right of any individuals or entities to access, receive or use Exchange in accordance with Certificate of Incorporation, Bylaws, Rules and Procedures of Exchange, as amended from time to time (the "Exchange Rules"). In the event of a conflict between the Exchange Rules and this Agreement, the Exchange Rules shall prevail. Exchange reserves the right to modify or change the Services provided Exchange notifies User prior to the effectiveness of the modification and User's continued use of the Services following the modification will constitute User's acceptance of the modification.

3. **Compliance.** Except as otherwise provided herein, with respect to all orders submitted to Exchange by User, it is the sole responsibility of User to ensure compliance, by itself, its customers and its representatives, with all applicable United States federal and state laws, rules, and regulations as well as those of FINRA or any other self-regulatory organization of which the User is a member to the extent applicable to User. User represents and warrants that: (i) it will use Exchange only if and when it is duly authorized to use Exchange pursuant to the Exchange Rules; (ii) it agrees to be bound by, and will only use Exchange in compliance with, Exchange Rules; (iii) it is and will remain responsible for its use of Exchange and the use of Exchange by any of its employees, customers or agents or, if User is a member of Exchange, by any person which has entered into a sponsorship arrangement with User to use Exchange (a "Sponsored Participant"); (iv) it will maintain and keep current a list of all authorized traders who may obtain access to Exchange on behalf of User and/or any Sponsored Participant(s); and (v) it will familiarize User's authorized traders with all of User's obligations under this Agreement and will assure that they receive appropriate training prior to any use of or access to Exchange.

4. **Monitoring.** User acknowledges and agrees that Exchange will monitor the use of Exchange by User for compliance with all applicable laws and regulations, including, without limitation, Exchange Rules. User acknowledges its responsibility to monitor its employees, agents and customers for compliance with Exchange Rules, the rules and regulations of any self-regulatory organizations of which User is a member and all applicable federal and state laws.

5. **Settlement of Transactions.** User agrees that it is User's absolute, unconditional, and unassignable obligation, in connection with each securities transaction effected by User on Exchange to ensure the timely delivery of the subject securities and/or funds as well as any required remittance of interest, dividend payments and/or other distributions in compliance with applicable laws and rules, including, without limitation, relevant rules under the Securities Exchange Act of 1934, as amended (the "Act") as well as the rules of any qualified clearing agency. User will promptly notify Exchange in writing upon becoming aware of any material change in or to User's clearing arrangements. Exchange retains the right to break any trade without liability to User or any of User's customers in accordance with the Exchange's Clearly Erroneous Executions Rule (Exchange Rule 11.17, as may be amended or re-numbered from time to time).

6. **Sponsored Participants.** Notwithstanding Exchange's execution and delivery to User of a copy of this Agreement, if User is a Sponsored Participant, and not a member of Exchange, as a condition to initiating and continuing access to Exchange, User must enter into and maintain customer agreements with one or more sponsoring members of Exchange establishing proper relationship(s) and account(s) through which User may trade on Exchange. Such customer agreement(s) must incorporate the sponsorship provisions set forth in Exchange Rules.

7. Connectivity. User is solely responsible for providing and maintaining all necessary electronic communications with Exchange, including, wiring, computer hardware, software, communication line access, and networking devices.

8. Market Data. User hereby grants to Exchange a non-exclusive, non-assignable, non-transferable, worldwide, irrevocable license to receive and use information and data that User or User's agent enters into Exchange ("User's Data") for the following purposes: for performing self-regulatory functions; for internal commercial purposes (i.e., purposes that do not include disclosing, publishing, or distributing outside of Exchange); and for use within Exchange market data products (i.e., products that include disclosure, publication, or distribution to third parties), provided that: (i) such market data products are provided in an aggregate manner that does not directly or indirectly identify User as the source of the information; and (ii) fees for any such market data product are filed with the Securities and Exchange Commission ("SEC") in accordance with the requirements of Section 19 of the Act. Subject to the foregoing license, as between Exchange and User, User retains all ownership and other rights associated with User's Data. No provision in this Agreement shall impair any right, interest, or use of User's Data granted by operation of SEC rules or any other rule or law. User represents and warrants that, with respect to User's Data: (i) User owns or has sufficient rights in and to User's Data to authorize Exchange to use User's Data to perform all obligations under this Agreement with respect thereto; (ii) use or delivery of User's Data by User or Exchange will not violate the proprietary rights (including, without limitation, any privacy rights) of any party; and (iii) use or delivery of User's Data by User or Exchange will not violate any applicable law or regulation.

9. Restrictions on Use; Security. Unless otherwise required by law, User may not sell, lease, furnish or otherwise permit or provide access to Exchange to any other entity or to any individual that is not User's employee, customer, agent or Sponsored Participant. User accepts full responsibility for its employees', customers', agents' and Sponsored Participants' use of Exchange, which use must comply with Exchange Rules and the User's obligations under this Agreement. User will take reasonable security precautions to prevent unauthorized use of or access to Exchange, including unauthorized entry of information into Exchange, or the information and data made available therein. User understands and agrees that User is responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of User's authorized traders, and for the trading and other consequences thereof, except in the event of willful misconduct, fraud or a breach of this Agreement by Exchange that results in unauthorized access by other parties. User may not sell, lease, furnish or otherwise permit or provide access to any data feed containing quotation or trade information from Exchange ("Exchange Data") to any other person or to any other office or place unless it signs and complies with a separate Bats Global Markets, Inc. Data Agreement. Each party shall install and maintain at all times during the term of this Agreement a corporate "firewall" protecting its computer network in accordance with commercially reasonable specifications and standards. Exchange shall not include in the operation of Exchange or the Services provided under this Agreement any computer code designed to disrupt, disable, harm, or otherwise impede in any manner, including aesthetic disruptions or distortions, the operation of User's computer system, or any other associated software, firmware, hardware, computer system or network (sometimes referred to as "viruses" or "worms"), or that would disable such system or impair in any way its operation based on the elapsing of a period of time, advancement to a particular date or other numeral (sometimes referred to as "time bombs", "time locks", or "drop dead" devices), or any other similar harmful, malicious or hidden programs, procedures, routines or mechanisms which would cause such programs to cease functioning, or provide or allow unauthorized access to the User's system, or to damage or corrupt data, storage media, programs, equipment or communications, or otherwise interfere with operations. In addition, Exchange shall implement a commercially reasonable method to intercept and block or delete any such viruses, worms, time bombs, time locks, drop dead devices or other malicious or harmful programs, procedures, routines or mechanisms, and carry out on a regular basis, no less frequently than monthly, and more frequently as reasonably required, a commercially reasonable method to scan its computer system and eliminate from it any such malicious or harmful programs, procedures, routines or mechanisms.

10. Information.

(a) Confidentiality. Both parties acknowledge that: (i) Exchange and the information and data made available therein, incorporate confidential and proprietary information developed, acquired by or licensed to Exchange; and (ii) each party may receive or have access to other proprietary or confidential information disclosed and reasonably understood as confidential by the disclosing party (collectively, the "Information"). The receiving party will use the disclosing party's Information solely to perform its obligations under this Agreement. The receiving party will take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including without limitation: (i) those taken by the receiving party to protect its own confidential information; and (ii) those which the disclosing party may reasonably request from time to time. Exchange will not disclose the identity of User or User's customers to any of its other members or to any third parties in connection with orders, trades and other messages and instructions entered or executed by User on Exchange, except as required by a court or regulatory or self-regulatory authority with jurisdiction over Exchange or User, or to facilitate the clearance and settlement of a trade, or with written permission from User.

(b) Disclosure. The receiving party will not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this Agreement. User may not disclose any data or compilations of data made available to User by Exchange without the express, prior written authorization of Exchange. The receiving party may also disclose Information in accordance with its regulatory obligations.

(c) Unauthorized Use or Disclosure. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party will immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relief. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party will provide the disclosing party with its reasonable cooperation in such actions that the disclosing party may request.

(d) Limitation. The receiving party will have no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party; (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality; (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees; or (iv) the receiving party is compelled to disclose by law, regulation or legal process provided by a court of competent jurisdiction or other governmental entity to whose jurisdiction the receiving party is subject.

11. Clearly Erroneous Trade Policy. User has read and agrees to the terms stipulated in Exchange Rule 11.17 (Clearly Erroneous Executions), as Exchange may amend or re-number from time to time.

12. Corporate Names; Proprietary Rights. Exchange and User each acknowledge and agree that Exchange and User each have proprietary rights in their respective trade names, trademarks, service marks, logos, copyrights and patents, registered or unregistered (collectively, the "Marks"). Exchange and User each agree that they shall not use the other party's Marks in any way that would infringe upon the rights of the other Party. Further, this Agreement shall not grant either party the right to use the other party's Marks in any marketing, promotional or other materials without the prior review and written consent of the other party.

13. Fees. By signing this Agreement, User agrees to make timely payment of all system usage fees, as may be set forth in Exchange Rules or posted on Exchange's web site, as well as any applicable late fees for the failure to make payment within the required time period. Fees are payable within 30 days of the invoice date. User will be solely responsible for any and all telecommunications costs and all other expenses incurred in linking to, and maintaining its link to, Exchange. Failure to make payments within 30 days from the invoice date may result in suspension or termination of Services. User agrees to pay Exchange a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute. Subject to the Act, Exchange reserves the right to change its fee schedule with 48 hours prior notice to User (delivered via e-mail and posted to the Exchange web site). The provisions of this Section will survive the termination of this Agreement.

14. DISCLAIMER OF WARRANTY. THE SERVICES ARE PROVIDED AS-IS, WITHOUT WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED CONDITIONS OR WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR USE OR PURPOSE, ANY IMPLIED WARRANTY ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND OF ANY OTHER WARRANTY OR OBLIGATION WITH RESPECT TO THE SYSTEM OR ANY SOFTWARE OR OTHER MATERIALS MADE AVAILABLE TO USER AND ALL SUCH OTHER WARRANTIES ARE HEREBY DISCLAIMED. THERE IS NO GUARANTY THAT THE SERVICES PROVIDED BY EXCHANGE WILL MEET THE USER'S REQUIREMENTS, BE ERROR FREE, OR OPERATE WITHOUT INTERRUPTION. EXCHANGE GIVES NO WARRANTIES OF ANY KIND AS TO THE FITNESS, CAPACITY, OR CONDUCT OF ANY OTHER PERSON HAVING ACCESS TO EXCHANGE AND SHALL NOT BE HELD LIABLE TO OR THROUGH USER OR OTHERWISE FOR ANY USE OR ABUSE WHATSOEVER OF EXCHANGE BY ANOTHER PERSON HAVING ACCESS TO EXCHANGE, INCLUDING, WITHOUT LIMITATION, ANY FAILURE TO CONCLUDE TRANSACTIONS OR OBSERVE APPLICABLE MARKET REGULATIONS OR CONVENTIONS OR TO PAY REQUISITE TAXES OR OTHER CHARGES ON ANY TRANSACTIONS OR TO OTHERWISE ACT LAWFULLY.

15. NO LIABILITY FOR TRADES. ABSENT FRAUD OR WILLFUL MISCONDUCT BY EXCHANGE OR A CLAIM ARISING OUT OF EXCHANGE'S INDEMNIFICATION OBLIGATION, USER UNDERSTANDS AND AGREES THAT: (i) EXCHANGE IS NOT DIRECTLY OR INDIRECTLY A PARTY TO OR A PARTICIPANT IN ANY TRADE OR TRANSACTION ENTERED INTO OR

OTHERWISE CONDUCTED THROUGH EXCHANGE; AND (ii) EXCHANGE IS NOT LIABLE IN ANY MANNER TO ANY PERSON (INCLUDING WITHOUT LIMITATION USER AND ANY PERSON FOR WHOM USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF EXCHANGE TO PERFORM SUCH PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER SUCH TRADE OR TRANSACTION. ABSENT FRAUD OR WILLFUL MISCONDUCT BY EXCHANGE OR A CLAIM ARISING OUT OF EXCHANGE'S INDEMNIFICATION OBLIGATION, NEITHER EXCHANGE, NOR ANY OF ITS AGENTS, AFFILIATES OR LICENSORS WILL BE LIABLE FOR ANY LOSSES, DAMAGES, OR OTHER CLAIMS, ARISING OUT OF EXCHANGE OR ITS USE AND ANY LOSSES, DAMAGES, OR OTHER CLAIMS, RELATED TO A FAILURE OF EXCHANGE TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE, OR OTHER DATA ENTERED INTO, OR CREATED BY, EXCHANGE WILL BE ABSORBED BY THE USER THAT ENTERED THE ORDER, MESSAGE OR OTHER DATA INTO EXCHANGE. NOTWITHSTANDING THE FOREGOING, EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.16 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

16. NO CONSEQUENTIAL DAMAGES. ABSENT FRAUD OR WILLFUL MISCONDUCT BY EXCHANGE OR A CLAIM ARISING OUT OF EXCHANGE'S INDEMNIFICATION OBLIGATION, UNDER NO CIRCUMSTANCES WILL EXCHANGE OR ITS AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF EXCHANGE, INTERRUPTION IN USE OR AVAILABILITY OF EXCHANGE, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION. NOTWITHSTANDING THE FOREGOING, EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.16 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

17. Indemnification by User. User agrees to indemnify and hold harmless Exchange, its owners, subsidiaries, affiliates, officers, directors, employees, agents, and any related persons and entities, from and against all expenses and costs and damages (including any reasonable legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any failure by User, for any reason, fraudulent, negligent or otherwise, to comply with its obligations under this agreement and for any loss or claim which may arise from a claim that one or more trades or orders in securities placed by User with Exchange were in violation of any state or federal securities law or Exchange Rules unless such expenses, costs, damages, claims, demands, proceedings, suits, actions, or liabilities arise from Exchange's willful misconduct, fraud or breach of Exchange's obligations under this Agreement.

18. Indemnification by Exchange. Exchange agrees to indemnify, defend and hold harmless User and its subsidiaries, affiliates and its and their respective officers, directors, employees, and agents from and against all expenses and costs and damages (including any legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third party claim that Exchange or the Services, or User's use thereof, infringes any copyright, patent, trademark, trade secret or other intellectual property right.

19. Termination. User or Exchange may terminate this Agreement or any part of the Services upon 30 days written notice to the other party. In addition, Exchange may suspend or terminate the Services to User immediately if it determines, in Exchange's sole reasonable determination, that: (i) User has breached any material term of this Agreement; (ii) User is engaged in activities that Exchange determines to be detrimental to Exchange or its members; (iii) User poses a credit risk to Exchange; (iv) User is selling, leasing, furnishing or otherwise permitting or providing access to Exchange Data without the prior approval of Exchange; (v) User has violated any Exchange Rules; or (vi) User ceases to be a member in good standing with Exchange. Upon the termination of this Agreement for any reason, all rights granted to User hereunder will cease. The following Sections will survive the termination or expiration of this Agreement for any reason: 8, 9, 10, 12, 13, 14, 15, 16, 17, 18, 19, 24 and 26. In no event will termination of this Agreement relieve User of any obligations incurred prior to the termination or through its use of or connection to Exchange.

20. Acknowledgement of SRO Obligations. Exchange represents: (i) that Exchange is registered with the SEC as a national securities exchange pursuant to Section 6 of the Act; (ii) that Exchange has a statutory obligation to protect investors and the public interest, and to ensure that quotation information supplied to investors and the public is fair and informative, and not discriminatory, fictitious or misleading; (iii) that Section 19(g)(1) of the Act mandates that Exchange, as a self-regulatory organization, comply with the Act; and (iv) that Exchange has jurisdiction over its members to enforce compliance with the Act as well as the rules, regulations and interpretations of Exchange. Accordingly, User agrees that Exchange, when required to do so in fulfillment of its statutory obligations, may, in accordance with Exchange Rules, temporarily or permanently, unilaterally condition, modify or terminate the right of any or all individuals or entities, including User, to receive or use the Services. Exchange shall undertake reasonable efforts to notify User of any such condition, modification or termination, and User shall promptly comply with any requirement that may be contained in such notice within such period of time as may be determined in good faith by Exchange to be necessary and consistent with its statutory obligations. Any individual or entity that receives such a notice shall have available to it such procedural protections as are provided to it by the Act and the applicable rules thereunder and Exchange Rules.

21. Assignment. User's license to use the Services during the term of this Agreement is personal, nonexclusive and nontransferable. User shall not assign, delegate or otherwise transfer this Agreement or any of its rights or obligations hereunder without Exchange's prior approval, which will not be unreasonably withheld. Exchange may, as permitted by the Act, assign or transfer this Agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to User.

22. Force Majeure. Neither party to this Agreement will be liable for delay or failure to perform its obligations hereunder (other than a failure to pay amounts when due) caused by an event that is beyond the party's control; provided, however, that such party will not have contributed in any way to such event.

23. Severability. Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement.

24. Arbitration. In connection with the following agreement to arbitrate, each party understands that: (i) arbitration is final and binding on the parties; (ii) the parties are waiving their right to seek remedies in court, including the right to jury trial; (iii) pre-arbitration discovery is generally more limited than and different from court proceedings; (iv) the arbitrators' award is not required to include factual findings or legal reasoning, and any party's right to appeal or seek modification of rulings by the arbitrators is strictly limited; and (v) the panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry. Subject to the preceding disclosures, each party agrees that any controversy arising out of or relating to this Agreement or the breach thereof will be resolved and settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in accordance with such other rules and procedures as are agreed to by the parties. The arbitration proceeding shall be conducted in New York, New York, unless otherwise agreed to by the parties. Judgment upon arbitration may be entered in any court, state or federal, having jurisdiction; provided, however, that nothing herein will prevent either party from: (i) petitioning a regulatory body regarding a matter in question over which the regulatory body has administrative jurisdiction; or (ii) pursuing injunctions before any administrative or judicial forum provided that all monetary and other relief is submitted for arbitration.

25. Amendment. Exchange may amend any term or condition of this Agreement on one hundred and twenty (120) days' written notice to User (which notice may be provided by way of a circular issued to Members generally). User may object in writing to the proposed amendment by providing a written response to the address specified above, such response stating in reasonable detail the basis of the objection. Such response must be received no later than sixty (60) days after the date that Exchange distributed the initial notice. Exchange will respond to User's timely objection in writing within thirty (30) days of receipt and will use reasonable efforts thereafter to meet with the objecting User (in person or by phone) to discuss in good faith any potential resolution. Otherwise, any use by User of the System after the expiration of the one hundred and twenty (120) day notice period shall be deemed acceptance by User of the amendment. User may not alter any terms and conditions of this Agreement, and no modification to this Agreement proposed by User will be binding, unless in writing and manually signed by an authorized representative of each party.

26. Miscellaneous. All notices or approvals required or permitted under this Agreement must be given in writing to Exchange at the address specified above or to User at its last reported principal office address. Any waiver or modification of this Agreement will not be effective unless executed in writing and signed by the other party. This Agreement will bind each party's successors-in-interest. This Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. For all matters not subject to Section 24 (Arbitration) above, both parties submit to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Agreement. If any provision of this Agreement is held to be unenforceable, in whole or in part, such holding will not affect the validity of the other provisions of this Agreement. This Agreement, together with the applicable Exchange Rules, constitutes the complete and entire statement of all conditions and representations of the agreement between Exchange and User with respect to its subject matter and supersedes all prior writings or understandings.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

User:____________________	Bats BZX Exchange, Inc.
Signature:____________________	Signature:____________________
Printed Name:____________________	Printed Name:____________________
Title:____________________	Title:____________________
	Date: ____________________

Bats Trading, Inc.
Securities Routing Agreement

Provided that User is a Member or Sponsored Participant of a Member of either Bats BZX Exchange, Inc., Bats BYX Exchange, Inc. or both of Bats BZX Exchange, Inc. and Bats BYX Exchange, Inc. (as applicable, the "Exchange") and subject to a valid, ongoing User Agreement with Exchange, Bats Trading, Inc. (hereinafter "Bats Trading"), a broker-dealer registered in accordance with Section 15(a) of the Securities Exchange Act of 1934, as amended (the "Act"), agrees to act as agent to User for the purpose of providing certain routing services, as described herein, provided that User is bound by the terms and conditions of this agreement (the "Routing Agreement") and any applicable rules and interpretations of Exchange Rules. Whereas Bats Trading provides certain order routing services for Exchange, and User desires to use the order routing facilities of Exchange, for good and valuable consideration, User and Bats Trading agree as follows:

1. **Routing Services.** Bats Trading, a wholly owned subsidiary of Bats Global Markets, Inc., agrees to act as agent for User for routing orders entered into Exchange to the applicable market centers or broker-dealers for execution, whenever such routing is at User's request, and is permitted in accordance with Exchange Rules. User understands and agrees that orders executed on its behalf shall at all times be subject to the terms and conditions of Exchange Rules. In the event of a conflict between the Exchange Rules and this Routing Agreement, the Exchange Rules shall prevail.

2. **Orders Not Eligible for Routing Services.** User agrees that Bats Trading will not handle or otherwise route any orders that are not eligible for order routing in accordance with Exchange Rules.

3. **Cancellation; Modification of Orders.** User agrees that any requests regarding cancellation or modification of orders shall be subject to Exchange Rules. User understands that the Exchange Rules may provide that requests to cancel orders while the order is routed away to another market center and remains outside Exchange will be processed by Bats Trading subject to the applicable trading rules of the relevant market center.

4. **Transmission of Order Instructions.** User agrees that all orders on its behalf must be transmitted to Bats Trading through Exchange. User agrees that Exchange is its exclusive mechanism for purposes of transmitting orders on its behalf to Bats Trading and for receiving notice regarding such orders. Bats Trading shall be entitled to rely upon and act in accordance with any order instructions received from Exchange on behalf of User. User agrees that all order executions effected on behalf of User pursuant to this Routing Agreement shall be reported by Bats Trading to Exchange. User shall be notified of such executions through Exchange.

5. **Clearance and Settlement.** User agrees that all transactions executed on its behalf shall be processed in accordance with Exchange Rules. If User is a Member, User agrees that orders executed on its behalf by Bats Trading shall be automatically processed by Exchange for clearance and settlement on a locked-in basis. If User is a Sponsored Participant, User agrees that all orders executed on its behalf by Bats Trading shall be cleared and settled, using the relevant sponsoring Exchange Member's mnemonic (or its clearing firm's mnemonic, as applicable) and such Exchange Member retains responsibility for the clearance and settlement of all such orders.

6. **Information.**

(a) Confidentiality. Both parties acknowledge that each party to this Routing Agreement may receive or have access to other proprietary or confidential information disclosed and reasonably understood as confidential by the disclosing party (collectively, the "Information"). The receiving party will use the disclosing party's Information solely to perform its obligations under this Routing Agreement. The receiving party will take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including without limitation: (i) those taken by the receiving party to protect its own confidential information; and (ii) those which the disclosing party may reasonably request from time to time. Bats Trading will not disclose the identity of User or User's customers to any of Exchange's other Members or to any third parties in connection with orders, trades and other messages and instructions entered or executed by User on Exchange, except as required by a court or regulatory or self-regulatory authority with jurisdiction over Bats Trading, Exchange or User, or to facilitate the clearance and settlement of a trade, or with written permission from User.

(b) Disclosure. The receiving party will not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this Routing Agreement. If applicable, User may not disclose any data or compilations of data made available to User by Bats Trading without the express, prior written authorization of Bats Trading. The receiving party may also disclose Information in accordance with its regulatory obligations.

(c) Unauthorized Use or Disclosure. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party will immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relief. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party will provide the disclosing party with its reasonable cooperation in such actions that the disclosing party may request.

(d) Limitation. The receiving party will have no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party; (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality; (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees; or (iv) the receiving party is compelled to disclose by law, regulation or legal process provided by a court of competent jurisdiction or other governmental entity to whose jurisdiction the receiving party is subject.

7. **Term of Agreement.** This Routing Agreement will be effective as of the date executed by Bats Trading on the signature page hereof and will remain in effect thereafter until terminated by either party upon notice to the other party. Termination will be effective at the close of trading in the affected markets and applications on the day that notice of termination is received by the other party hereto. Bats Trading may terminate this Routing Agreement with written notice if: (i) User is in breach of this Routing Agreement for any reason; (ii) any representations made by User in connection with this Routing Agreement or the User Agreement are or become false or misleading; or (iii) User is no longer a Member or Sponsored Participant of Exchange or otherwise authorized to access Exchange. Upon the termination of this Routing Agreement or the User Agreement for any reason, all rights granted to User hereunder will cease. The following Sections will survive the termination or expiration of this Routing Agreement for any reason: 6, 8, 9, 10, 11, 12, 15 and 17. In no event will termination of this Routing Agreement relieve User of any obligations incurred prior to the termination or through its use of or connection to Exchange.

8. **Indemnity.** User agrees to indemnify, defend and hold Bats Trading harmless from and against any and all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies, including interest, penalties, and attorneys' fees, arising from or as a result of User's breach of its obligations under this Routing Agreement or otherwise from its use of Bats Trading routing services, unless such claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies arise from Bats Trading's willful misconduct, fraud or breach of Bats Trading's obligations under this Routing Agreement.

9. **Indemnification by Bats Trading.** Bats Trading agrees to indemnify, defend and hold harmless User and its subsidiaries, affiliates and its and their respective officers, directors, employees, and agents from and against all expenses and costs and damages (including any legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third party claim that the order routing services of Bats Trading, or User's use thereof, infringes any copyright, patent, trademark, trade secret or other intellectual property right.

10. **DISCLAIMER OF WARRANTY.** ROUTING SERVICES ARE PROVIDED "AS-IS" AND WITHOUT WARRANTY OF ANY KIND. ALL WARRANTIES, CONDITIONS, REPRESENTATIONS, INDEMNITIES AND GUARANTEES WITH RESPECT TO THE ROUTING SERVICE, WHETHER EXPRESS, IMPLIED, OR STATUTORY, ARISING BY LAW, CUSTOM, PRIOR ORAL OR WRITTEN STATEMENTS BY BATS TRADING, EXCHANGE OR ITS OR THEIR AGENTS, AFFILIATES, LICENSORS OR OTHERWISE (INCLUDING, BUT NOT LIMITED TO ANY WARRANTY OF SATISFACTORY QUALITY, ACCURACY, UNINTERRUPTED USE, TIMELINESS, TRUTHFULNESS, SEQUENCE, COMPLETENESS, MERCHANTABILITY, FITNESS FOR PARTICULAR PURPOSE OR NON-INFRINGEMENT AND ANY IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE) ARE HEREBY OVERRIDDEN, EXCLUDED AND DISCLAIMED.

11. NO LIABILITY FOR TRADES. ABSENT FRAUD OR WILLFUL MISCONDUCT BY BATS TRADING OR A CLAIM ARISING OUT OF BATS TRADING'S INDEMNIFICATION OBLIGATION, USER UNDERSTANDS AND AGREES THAT BATS TRADING IS NOT LIABLE UNDER THIS ROUTING AGREEMENT TO ANY PERSON (INCLUDING WITHOUT LIMITATION USER AND ANY PERSON FOR WHOM USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF EXCHANGE TO PERFORM SUCH PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER SUCH TRADE OR TRANSACTION. ABSENT FRAUD OR WILLFUL MISCONDUCT BY BATS TRADING OR A CLAIM ARISING OUT OF BATS TRADING'S INDEMNIFICATION OBLIGATION, NEITHER BATS TRADING, OR ITS AGENTS, AFFILIATES OR LICENSORS WILL BE LIABLE FOR ANY LOSSES, DAMAGES, OR OTHER CLAIMS, ARISING OUT OF THE ROUTING SERVICE OR ITS USE. ANY LOSSES, DAMAGES, OR OTHER CLAIMS, RELATED TO A FAILURE OF BATS TRADING TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE, OR OTHER DATA ENTERED INTO, OR CREATED BY, EXCHANGE WILL BE ABSORBED BY USER OR THE MEMBER SPONSORING USER, THAT ENTERED THE ORDER, MESSAGE OR OTHER DATA INTO EXCHANGE. NOTWITHSTANDING THE FOREGOING, BATS TRADING AS A FACILITY OF THE EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.16 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

12. NO CONSEQUENTIAL DAMAGES. ABSENT FRAUD OR WILLFUL MISCONDUCT BY BATS TRADING OR A CLAIM ARISING OUT OF BATS TRADING'S INDEMNIFICATION OBLIGATION, UNDER NO CIRCUMSTANCES WILL BATS TRADING OR ITS AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF ROUTING SERVICES, INTERRUPTION IN USE OR AVAILABILITY OF BATS TRADING, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION. NOTWITHSTANDING THE FOREGOING, BATS TRADING AS A FACILITY OF THE EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.16 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

13. Assignment. User shall not assign, delegate or otherwise transfer this Routing Agreement or any of its rights or obligations hereunder without Bats Trading's prior approval, which will not be unreasonably withheld. Bats Trading may, as permitted by the Act, assign or transfer this Routing Agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to User.

14. Force Majeure. Notwithstanding any other term or condition of this Routing Agreement to the contrary, neither Bats Trading nor User will be obligated to perform or observe their obligations undertaken in this Routing Agreement if prevented or hindered from doing so by any circumstances found to be beyond their control.

15. Arbitration. In connection with the following agreement to arbitrate, each party understands that: (i) arbitration is final and binding on the parties; (ii) the parties are waiving their right to seek remedies in court, including the right to jury trial; (iii) pre-arbitration discovery is generally more limited than and different from court proceedings; (iv) the arbitrators' award is not required to include factual findings or legal reasoning, and any party's right to appeal or seek modification of rulings by the arbitrators is strictly limited; and (v) the panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry. Subject to the preceding disclosures, each party agrees that any controversy arising out of or relating to this Routing Agreement or the breach thereof will be resolved and settled by arbitration under the auspices of FINRA Dispute Resolution or in accordance with such other rules and procedures as are agreed to by the parties. The arbitration proceeding shall be conducted in New York, New York, unless otherwise agreed to by the parties. Judgment upon arbitration may be entered in any court, state or federal, having jurisdiction; provided, however, that nothing herein will prevent either party from: (i) petitioning a regulatory body regarding a matter in question over which the regulatory body has administrative jurisdiction; or (ii) pursuing injunctions before any administrative or judicial forum provided that all monetary and other relief is submitted for arbitration.

16. Amendment. Bats Trading, or Exchange on its behalf, may amend any term or condition of this Routing Agreement on one hundred and twenty (120) days' written notice to User (which notice may be provided by way of a circular issued to Members of the Exchange generally). User may object in writing to the proposed amendment by providing a written response to the address specified above, such response stating in reasonable detail the basis of the objection. Such response shall be received no later than sixty (60) days after the date that Exchange distributed the initial notice. Bats Trading, or Exchange on its behalf, will respond to User's timely objection in writing within thirty (30) days of receipt and will use reasonable efforts thereafter to meet with the objecting User (in person or by phone) to discuss in good faith any potential resolution. Otherwise, any use by User of the routing services provided by Bats Trading after the expiration of the one hundred and twenty (120) day notice period shall be deemed acceptance by User of the amendment. User may not alter any terms and conditions of this Routing Agreement, and no modification to this Routing Agreement proposed by User will be binding, unless in writing and manually signed by an authorized representative of each party.

17. Miscellaneous. All notices or approvals required or permitted under this Routing Agreement must be given in writing to Bats Trading at 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214, or to User at its last reported principal office address. Any waiver or modification of this Routing Agreement will not be effective unless executed in writing and signed by the other party. This Routing Agreement will bind each party's successors-in-interest. This Routing Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. For all matters not subject to Section 15 (Arbitration) above, both parties submit to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Routing Agreement. If any provision of this Routing Agreement is held to be unenforceable, in whole or in part, such holding will not affect the validity of the other provisions of this Routing Agreement. This Routing Agreement, together with the applicable Exchange Rules, constitutes the complete and entire statement of all conditions and representations of the agreement between Bats Trading and User with respect to its subject matter and supersedes all prior writings or understandings.

IN WITNESS WHEREOF the parties hereto have caused this Routing Agreement to be executed by their duly authorized officers.

User:______________________	Bats Trading, Inc.
Signature:______________________	Signature:______________________
Printed Name:______________________	Printed Name:______________________
Title:______________________	Title:______________________
	Date:______________________

Bats Global Markets, Inc.
Market Maker Registration Application

Members applying to become Market Makers registered with Bats BZX Exchange, Inc. (BZX), Bats BYX Exchange, Inc. (BYX), Bats EDGA Exchange, Inc. (EDGA) and Bats EDGX Exchange, Inc. (EDGX) (each, an "Exchange") are required to complete this Market Maker Registration Application. The Exchange may require additional information from any Applicant prior to determining whether to register such Applicant as a Market Maker.

To apply, please complete this Market Maker Registration Application and submit with all required supplementary materials via email to MembershipServices@bats.com or mail to:

c/o Bats Global Markets, Inc.
Attn: Membership Services
8050 Marshall Drive, Suite 120
Lenexa, KS 66214

Applicants are required to update any information submitted in the application when and if it becomes inaccurate or incomplete after submission.

GENERAL INFORMATION		
Date:	CRD #:	
Name of Applicant:		
Address of Principal Office:		
City:	State:	Zip:

OTHER BUSINESS ACTIVITIES

☐ Investment Banking ☐ Public Securities Business ☐ Proprietary Trading
☐ Market Maker ☐ Dealer/Specialist ☐ Other: ____________________

If the Applicant is a Market Maker or Dealer/Specialist, please provide a list of the registered national securities exchange(s) or association(s) on which the Applicant has been approved as such:

SECURITIES

Estimate the number of securities in which the Applicant intends to become registered as a Market Maker: ________

NET CAPITAL

Excess Net Capital Amount: ____________________ As of Date: ____________

☐ Most recent Quarterly FOCUS Report enclosed - required

MARKET MAKER AUTHORIZED TRADERS (MMATs)

To be eligible for registration as a MMAT, as defined in BZX, BYX, EDGA and EDGX Rule 1.5(l), a person must successfully complete proficiency examinations and continuing education requirements applicable to Authorized Traders, as set forth in Interpretation and Policies .01 and .02 to Exchange Rule 2.5[1]. Market Makers must maintain a current list of MMATs who are permitted to enter orders on behalf of the Market Maker pursuant to BZX and BYX Rule 11.8(a)(4), EDGA and EDGX Rule 11.20(a)(4).

Name: ______________________________ CRD #: _______________

☐ Series 7 Qualification ☐ Series 57 Qualification ☐ Other: ________________

Seeking registration on: ☐ BZX Exchange ☐ BYX Exchange ☐ EDGA Exchange ☐ EDGX Exchange

Will a web log-in be required for this individual? ☐ Yes ☐ No

If yes, please provide the information below:

Email address: ______________________________ Phone Number: _______________

Name: ______________________________ CRD #: _______________

☐ Series 7 Qualification ☐ Series 57 Qualification ☐ Other: ________________

Seeking registration on: ☐ BZX Exchange ☐ BYX Exchange ☐ EDGA Exchange ☐ EDGX Exchange

Will a web log-in be required for this individual? ☐ Yes ☐ No

If yes, please provide the information below:

Email address: ______________________________ Phone Number: _______________

Name: ______________________________ CRD #: _______________

☐ Series 7 Qualification ☐ Series 57 Qualification ☐ Other: ________________

Seeking registration on: ☐ BZX Exchange ☐ BYX Exchange ☐ EDGA Exchange ☐ EDGX Exchange

Will a web log-in be required for this individual? ☐ Yes ☐ No

If yes, please provide the information below:

Email address: ______________________________ Phone Number: _______________

Name: ______________________________ CRD #: _______________

☐ Series 7 Qualification ☐ Series 57 Qualification ☐ Other: ________________

Seeking registration on: ☐ BZX Exchange ☐ BYX Exchange ☐ EDGA Exchange ☐ EDGX Exchange

Will a web log-in be required for this individual? ☐ Yes ☐ No

If yes, please provide the information below:

Email address: ______________________________ Phone Number: _______________

---

[1] *In exceptional cases and where good cause is shown, the Exchange may waive such requirement. Contact Membership Services at 913.815.7002 for more information regarding requesting a waiver of the proficiency exam requirement.*

MARKET MAKER RESTRICTIONS

Restrictions apply to a Market Maker registered in a UTP Derivative Security that derives its value from any of the following: one or more currencies, commodities, derivatives based on one or more currencies or commodities, or a basket or index comprised of currencies or commodities (collectively, "Reference Assets"). BZX Rule 14.11(j)(5) and BYX, EDGA and EDGX Rule 14.1(c)(5) require a Market Maker registered in a UTP Derivative Security to file with the respective Exchange(s) and keep a current list identifying all accounts for trading Reference Assets or any derivative instruments based on a Reference Asset of that UTP Derivative Security, which the Applicant: (1) holds an interest; (2) has investment discretion; or (3) shares in the profits and/or losses.

If the applicant intends to become a registered Market Maker in a UTP Derivative Security, please submit a current list of accounts in which the underlying physical asset or commodity, related futures or options on futures, or any other related derivatives are traded to the Regulatory Department at Surveillance@bats.com.

The undersigned attests that the information provided in this application on behalf of the Applicant is complete and accurate. Furthermore, the undersigned acknowledges that the Applicant agrees to update the application as necessary, and to abide by all rules of the Exchange, and interpretations thereof, as they currently exist and as they may be added, supplemented and/or amended from time to time.

____

Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor

____

Printed Name

____

Title

____

Date

Bats BZX Exchange, Inc.
Competitive Liquidity Provider Registration Application

Any currently approved Market Maker on Bats BZX Exchange, Inc. (the "Exchange") is eligible to apply to become a Competitive Liquidity Provider ("CLP"). To become a CLP, a current Exchange Market Maker is required to complete this Competitive Liquidity Provider Registration Application. The Exchange may require additional information from any Applicant prior to determining whether to register such Applicant as a CLP.

To apply, please complete this Competitive Liquidity Provider Registration Application and submit via email to MembershipServices@bats.com or mail to:

c/o Bats Global Markets, Inc.
Attn: Membership Services
8050 Marshall Drive, Suite 120
Lenexa, KS 66214

Applicants are required to update any information submitted in the application when and if it becomes inaccurate or incomplete after submission.

GENERAL INFORMATION		
Date:	CRD #:	
Name of Applicant:		
Address of Principal Office:		
City:	State:	Zip:

OTHER BUSINESS ACTIVITIES

☐ Investment Banking ☐ Public Securities Business ☐ Proprietary Trading
☐ Market Maker ☐ Dealer/Specialist ☐ Other: ________________________________

If the Applicant is a Market Maker or Dealer/Specialist, please provide a list of the registered national securities exchange(s) or association(s) on which the Applicant has been approved as such:

CLP TRADING IDENTIFIERS

Applicant must identify to the Exchange the identifier it will use for CLP trading. A Member may not use an identifier for trading activity at the Exchange in assigned CLP securities that is not CLP trading activity, but may use the same unique identifier for trading activity in securities not assigned to such CLP. If a Member does not identify to the Exchange the unique identifier to be used for CLP trading activity, the Member will not receive credit for such CLP trading.

MPID to be used for CLP trading activity: ________

SECURITIES

Identify the types of issues in which the Applicant intends to become registered as a CLP:

☐ Corporate Issuers (Tier I or Tier II)

☐ Exchange Traded Products, including ETFs

REPRESENTATIONS AND ACKNOWLEDGEMENTS

REPRESENTATIONS OF APPLICANT:

By executing this Application, the Applicant agrees as follows:

- The Applicant represents that it has adequate technology to support electronic trading through the systems and facilities of the Exchange;
- The Applicant represents that it has adequate trading infrastructure to support CLP trading activity, which includes support staff to maintain operational efficiencies in the CLP program and adequate administrative staff to manage the Member's participation in the CLP program;
- The Applicant recognizes that all CLP orders must only be for the proprietary account of the CLP Member; and
- The Applicant represents that the information and statements contained herein, including exhibits attached hereto, are current, true and complete in all material respects.

WAIVER OF CONFIDENTIALITY AND ANONYMITY:

Further, the Applicant acknowledges and agrees as follows:

The Applicant acknowledges that the User Agreement by and between the Exchange and Applicant (the "User Agreement"), including but not limited to Sections 8 and 10, require the Exchange to keep Applicant's identity confidential and would preclude the Exchange from publishing any information regarding information and data that Applicant or Applicant's agent enters into the Exchange ("Transaction Data"). Notwithstanding such provisions, Applicant hereby grants to the Exchange a non-exclusive, non-assignable, non-transferable, worldwide, irrevocable license to receive and use Transaction Data solely within Exchange market data products that it offers exclusively to issuers relating to the market in the issuer's own securities even if such market data products present Transaction Data in a manner that provides Applicant's volume ranking on the Exchange in such issuer's own securities. Further, Applicant hereby agrees that Exchange can publicly identify Applicant as a CLP on the Exchange. Finally, Applicant agrees that Exchange can provide confidential information derived from Transaction Data solely to issuers relating to the market in an issuer's own securities and that such information may include Applicant's identity.

____

Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor

____

Printed Name

____

Title

____

Date

Bats BZX Exchange, Inc.
Lead Market Maker Registration Application

Any currently approved Market Maker on Bats BZX Exchange, Inc. (the "Exchange") is eligible to apply to become a Lead Market Maker ("LMM") in a particular Exchange listed exchange traded product ("ETP"). To become an LMM, a current Exchange Market Maker is required to complete this Lead Market Maker Registration Application. In addition to the information requested below, an Applicant that wishes to provide additional information to the issuer (*e.g.*, trading firm's background), may submit such information with its application.

To apply, please complete this Lead Market Maker Registration Application and submit via email to MembershipServices@bats.com or mail to:

c/o Bats Global Markets, Inc.
Attn: Membership Services
8050 Marshall Drive, Suite 120
Lenexa, KS 66214

Applicants are required to update any information submitted in the application when and if it becomes inaccurate or incomplete after submission. Note that any written information may be subject to regulatory action if information is deemed to be deliberately misleading or inaccurate.

GENERAL INFORMATION		
Date:	CRD #:	
Name of Applicant:		
Address of Principal Office:		
City:	State:	Zip:
MPID to be used for LMM trading activity:		
BUSINESS CONTACT		
Name:	Email:	
Title:	Phone	
PRIMARY CONTACT*		
Name:	Email:	
Title:	Phone:	
ADDITIONAL CONTACT		
Information regarding new ETPs subject to the LMM Program should be sent to this email address: ______________________		
AVAILABILITY OF INFORMATION ON WebCRD®		
Is the Applicant's Form BD updated and available on WebCRD? ☐ Yes ☐ No		
Are the Applicant's Market Maker Authorized Traders (MMATs) registered with the Exchange on WebCRD? ☐ Yes ☐ No		

* The Primary contact for the LMM must be present at any interviews with an issuer in connection with an LMM application.

INFORMATION FOR LEAD MARKET MAKERS

LMMs are subject to Exchange rules. To ensure compliance, please consult your compliance department and/or legal counsel to determine the rules that are applicable, including, but not limited to the rules referenced below.

Bats BZX Exchange Rule 11.8(e)(2)(A):

LMMs shall be selected by the Exchange based on factors including, but not limited to, experience with making markets in ETPs, adequacy of capital, willingness to promote the Exchange as a marketplace, issuer preference, operational capacity, support personnel, and history of adherence to Exchange rules and securities laws.

Bats BZX Exchange Rule 11.8(e):

(2)(C) Designated Market Makers will be required to maintain minimum performance standards the levels of which may be determined from time to time by the Corporation.

(1)(D) The term "Minimum Performance Standards" means a set of standards applicable to an LMM that may be determined from time to time by the Exchange. Such standards will vary between LMM Securities depending on the price, liquidity, and volatility of the LMM Security in which the LMM is registered. The performance measurements will include: (A) percent of time at the NBBO; (B) percent of executions better than the NBBO; (C) average displayed size; and (D) average quoted spread.

The undersigned attests that the information provided in this application on behalf of the Applicant is complete and accurate. Furthermore, the undersigned acknowledges that the Applicant agrees to update the application as necessary, and to abide by all rules of the Exchange, and interpretations thereof, as they currently exist and as they may be added, supplemented and/or amended from time to time.

____

Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor

____

Printed Name

____

Title

____

Date

Bats BZX Exchange, Inc.
Retail Member Organization Application

The completion of this application is required in order to be qualified by Bats BZX Exchange, Inc. (the "Exchange" or "BZX") as a Retail Member Organization ("RMO") and submit Retail Orders.

A "Retail Order" is an agency order or riskless principal order that meets the criteria of FINRA Rule 5320.03 that originates from a natural person and is submitted to BZX by an RMO, provided that no change is made to the terms of the order with respect to price or side of market and the order does not originate from a trading algorithm or any other computerized methodology. For purposes of this application, the term "natural person" refers to the origination of the order from a request made by a human as opposed to the generation of an order by a computer algorithm. An order from a natural person can include an order on behalf of an account held in a corporate legal form, such as an Individual Retirement Account, a Corporation, or a Limited Liability Corporation that has been established for the benefit of an individual or group of related family members, provided that the order originates from an individual.

If an RMO uses an algorithm to determine to send an existing Retail Order to the Exchange, such order is acceptable and is not deemed to have originated from a trading algorithm strictly as a result of the brokerage firm's algorithm, provided that the RMO assures that the Retail Order meets the underlying rule requirements, including that the routing algorithm does not change the terms of the order with respect to price or side of the market. Additionally, the Retail Order provision preventing changes to the terms of the order (e.g., price or side) is not meant to prevent an RMO from ensuring a better execution experience for the retail customer, such as by adding a limit to a Retail Order.

See BZX Rule 11.25 for a full definition of terms and requirements.

GENERAL INFORMATION		
Name of Applicant:		WebCRD #:
Address of Principal Office:		
City:	State:	Zip:
MPID(s) used to submit Retail Orders:		
Members sending Retail Orders may elect that their display-eligible orders be included in the Exchange's proprietary data feeds as Attributable Orders utilizing a generic "RTAL" designation on either an order-by-order basis or by establishing a port-level default. Please contact the Trade Desk at 913.815.7001 or TradeDesk@bats.com if you will be requesting that a specific port be designated with the "RTAL" identifier.		

BUSINESS CONTACT	
Name:	Email:
Title:	Phone:

BUSINESS DESCRIPTION
Please describe the current business structure of the division within your Firm that qualifies you as an RMO (attach an additional sheet if more space is needed):

Please provide supporting documentation sufficient to demonstrate the retail nature and characteristics of your order flow. Examples of this supporting documentation may include sample marketing literature, website screenshots and other publicly disclosed materials describing the retail nature of your order flow, and such other documentation and information as the Exchange may require to obtain reasonable assurance that your order flow would meet the requirements of the Retail Order definition. Additionally, please provide a copy of your Written Supervisory Procedures (WSPs) related to the requirements set forth in BZX Rule 11.25.

☐ Applicant has attached supporting documentation, including WSPs (required)

RMO SUPERVISORY REQUIREMENTS

By executing this Application, the Applicant attests that substantially all orders submitted by the Applicant as Retail Orders would meet the qualifications for such orders under BZX Rule 11.25. Applicant further attests that it has in place WSPs pursuant to Rule 11.25. Such WSPs require Applicant to:

(i) exercise due diligence before entering a Retail Order to assure that entry as a Retail Order is in compliance with the requirements of this Rule, and

(ii) monitor whether orders entered as Retail Orders meet the applicable requirements.

In addition, if Applicant does not itself conduct a retail business but routes Retail Orders on behalf of another broker-dealer, Applicant's WSPs must be reasonably designed to assure that the orders it receives from such other broker-dealer that are designated as Retail Orders meet the definition of a Retail Order. The Applicant must:

(i) obtain an annual written representation from each other broker-dealer that sends the Applicant orders to be designated as Retail Orders that entry of such orders as Retail Orders will be in compliance with the requirements of this Rule (a form acceptable to the Exchange for such annual written representation is attached hereto); and

(ii) monitor whether Retail Order flow routed on behalf of such other broker-dealers meets the applicable requirements.

____
Applicant

Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor	Date
Print Name	Title

Bats BZX Exchange, Inc.
Retail Member Organization – Broker-Dealer Customer Agreement

If you do not conduct a retail business but are routing retail order flow on behalf of one or more other broker-dealers, your firm is required to maintain an agreement with each firm. For purposes of BZX rules, conducting a retail business includes carrying retail customer accounts on a fully disclosed basis.

This Agreement has been created for your convenience as an alternative to creating your own agreement. It should be kept for your files.

1. This Retail Member Organization – Broker-Dealer Customer Agreement (the "Agreement") is between ______________________________, (the "RMO") and ______________________________, (the "Customer"), which is a registered broker-dealer.

2. This Agreement authorizes the RMO to route Retail Orders and modifications to BZX on behalf of Customer pursuant to BZX Rule 11.25.

3. By executing this Agreement, Customer represents that it will only send orders to the RMO that are to be designated as Retail Orders if the entry of such orders to BZX will be in compliance with the requirements of Rule 11.25. Customer represents that it will designate orders as Retail Orders if the order is an agency order or riskless principal order that meets the criteria of FINRA Rule 5320.03 that originates from a natural person, provided that no change has been made to the terms of the order with respect to the side of market, and the order does not originate from a trading algorithm or any other computerized methodology. Customer further represents that it will maintain written supervisory procedures reasonably designed to assure that it will only designate orders as Retail Orders if the requirements of a retail order are met. Customer agrees to attest annually that it continues to comply with the conditions outlined in this paragraph.

Retail Member Organization	**Customer**
______________________________	______________________________
Signature	Signature
______________________________	______________________________
Print Name	Print Name
______________________________	______________________________
Title (must be an officer)	Title (must be an officer)
______________________________	______________________________
Name of Member Organization	Name of Customer
______________________________	______________________________
WebCRD #	WebCRD #
______________________________	______________________________
Date	Date

Bats BZX Exchange, Inc.
Broker-Dealer Customer Annual Attestation

If you do not conduct a retail business but are routing retail order flow on behalf of one or more other broker-dealers, your firm is required to obtain an annual written attestation from each firm. For purposes of BZX rules, conducting a retail business includes carrying retail customer accounts on a fully disclosed basis.

This Attestation has been created for your convenience and represents a form of Attestation acceptable to the Exchange. Copies of this Attestation should be kept for your files.

1. In connection with the Retail Member Organization Application of __________________________ (the "RMO") and pursuant to BZX Rule 11.25, the undersigned ("Customer") represents that it is a Broker-Dealer Customer of the RMO and sends orders to the RMO pursuant to the Retail Member Organization – Broker-Dealer Customer Agreement.

2. By executing this Attestation, Customer hereby certifies the following:

   (a) It only sends orders to the RMO that are designated as Retail Orders and are in compliance with the requirements of BZX Rule 11.25.

   (b) It designates orders as Retail Orders if the order is an agency order or riskless principal order that meets the criteria of FINRA Rule 5320.03 that originates from a natural person, provided that no change has been made to the terms of the order with respect to the side of market, and the order does not originate from a trading algorithm or any other computerized methodology.

   (c) It maintains written supervisory procedures reasonably designed to assure that it will only designate orders as Retail Orders if the requirements of a retail order are met.

Customer

____
Signature

____
Print Name

____
Title (must be an officer)

____
Name of Customer

____
WebCRD #

____
Date

Bats Global Markets, Inc.
User Agreement Addendum to Permit Attribution

This User Agreement Addendum to Permit Attribution (this "Addendum"), with an effective date as of the date executed on the signature page hereof, is made by and between Bats Global Markets, Inc. ("BGM"), on behalf of its wholly-owned subsidiaries Bats BZX Exchange, Inc. (BZX), Bats BYX Exchange, Inc. (BYX), Bats EDGA Exchange, Inc. (EDGA) and Bats EDGX Exchange, Inc. (EDGX) (each, an "Exchange") and the user referenced below ("User"). Capitalized terms used but not defined in this Addendum shall have the meaning set forth in the User Agreement by and between the Exchange and User (the "User Agreement").

User's execution of this Addendum is optional. By signing this form, User authorizes attribution of Covered Data (as defined below) in Exchange data products and/or on the Exchange's public website.

An executed version of this Addendum can be delivered to the Exchange via email to MembershipServices@bats.com or mail to:

c/o Bats Global Markets, Inc.
Attn: Membership Services
8050 Marshall Drive, Suite 120
Lenexa, KS 66214.

TERMS OF ADDENDUM

Whereas, the Exchange provides certain services to User pursuant to the User Agreement and User desires to continue to use such services as modified below. For good and valuable consideration, User and BGM, on behalf of the Exchange, agree as follows:

1. Scope. This Addendum shall be deemed to be a supplement to the User Agreement and all terms and provisions of the User Agreement which are not expressly overridden by the terms and conditions of this Addendum shall be incorporated herein by reference. This Addendum shall only apply to the Trading Platform(s), Attribution Type(s) and Attributed MPIDs selected by User below (collectively, the "Covered Data").

Trading Platform: User limits the applicability of this Addendum to the following Exchange trading platform(s):

☐ Bats BZX Exchange, Inc. (Equities)
☐ Bats BZX Exchange, Inc. (Options)
☐ Bats BYX Exchange, Inc.
☐ Bats EDGA Exchange, Inc.
☐ Bats EDGX Exchange, Inc. (Equities)

Attribution Type: User limits the applicability of this Addendum to the following types of attribution:

☐ Allow Use of User's Identity in connection with its Aggregate Volume Ranking Relative to other Users

☐ Allow Quote Attribution

Attributed MPIDs: User limits the applicability of this Addendum to the following MPIDs:

☐ Aggregate all User MPIDs ☐ Limit Attribution to Selected MPIDs: ______________________________

2. Modification of User Agreement. The parties acknowledge that the User Agreement, including but not limited to Sections 8 and 10, requires the Exchange to keep User's identity confidential and would preclude the Exchange from publishing any information regarding information and data that User or User's agent enters into the Exchange. Notwithstanding such provisions, User hereby grants to the Exchange a non-exclusive, non-assignable, non-transferable, worldwide, revocable license to receive and use Covered Data (as defined by User's selection(s) above) within Exchange market data products and/or on the Exchange's public website even if such use of Covered Data is inconsistent with the terms of the User

Agreement. The license granted hereunder shall remain in effect for the term of the User Agreement, unless this Addendum is terminated earlier by User or Exchange upon 30 days written notice to the other party.

IN WITNESS WHEREOF the parties hereto have caused this Addendum to be executed by their duly authorized officers.

User:______________________________________

Signature:__________________________________

Printed Name:______________________________

Title:______________________________________

Bats Global Markets, Inc.

Signature:__________________________________

Printed Name:______________________________

Title:______________________________________

Date:______________________________________

Bats Global Markets, Inc.
Volume Aggregation and Execution Detail Request

This request for volume aggregation and detailed execution information is made to Bats BZX Exchange, Inc. (BZX), Bats BYX Exchange, Inc. (BYX), Bats EDGA Exchange, Inc. (EDGA), and/or Bats EDGX Exchange, Inc. (EDGX) (each, an "Exchange") by the Members noted below. This request should be completed by Members who are affiliated as evidenced on each Member's Form BD. "Affiliate" shall mean any entity that, from time to time, directly or indirectly, Controls, is Controlled by, or is under common Control with such party. "Control" means the power to direct or cause the direction of the management of policies of another entity, whether through the ownership of voting securities, by contract, or otherwise.

The Members noted below would like to request aggregation of all equities and options, as applicable, volume submitted to the Exchange(s) by each Member with an approved trading ID. Additionally, the Members request detailed execution information for all aggregated volume. By signing below, each Member acknowledges and agrees that the other Member(s) will have access to the same information and releases each Exchange from any liability associated with providing detailed execution information.

An executed version of this Request can be delivered to the Exchange via email to MembershipServices@bats.com or mail to:

c/o Bats Global Markets, Inc.
Attn: Membership Services
8050 Marshall Drive, Suite 120
Lenexa, KS 66214

Member Name:	CRD #:
Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor	Date
Printed Name	Title

Member Name:	CRD #:
Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor	Date
Printed Name	Title

Member Name:	CRD #:
Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor	Date
Printed Name	Title

Bats Global Markets, Inc.
Direct Debit Opt-In Form

The Depository Trust & Clearing Corporation offers a Direct Debit program that allows Exchanges to bill their Members directly through the Clearing Firm's account. Bats BZX Exchange, Inc. (BZX), Bats BYX Exchange, Inc. (BYX), Bats EDGA Exchange, Inc. (EDGA) and Bats EDGX Exchange, Inc. (EDGX) (each, an "Exchange") use this process to bill Section 31 Fees (mandatory direct debit) and Transaction Fees (optional direct debit).

To Opt-In for Direct Debit of Transaction Fees, this Form must be completed for each Member/Clearing Firm relationship. An executed version of this Form can be delivered to the Exchange via email to MembershipServices@bats.com or mail to:

c/o Bats Global Markets, Inc.
Attn: Membership Services
8050 Marshall Drive, Suite 120
Lenexa, KS 66214

All Transaction Fee invoices that result in a credit due to the Member will be cleared during the Exchange's regular rebate processing. These payments can be in the form of a check or ACH, according to the Member's preference.

Trading Platform(s), check all that apply:

☐ Bats BZX Exchange, Inc.
☐ Bats BYX Exchange, Inc.
☐ Bats EDGA Exchange, Inc.
☐ Bats EDGX Exchange, Inc.

MPID(s), list all that apply attaching additional page(s) as necessary:

Member Name	Clearing Firm Name / NSCC #
Signature of Authorized Officer, Partner or Managing Member or Sole Proprietor	Signature of Authorized Officer, Partner or Managing Member or Sole Proprietor
Printed Name / Title	Printed Name / Title
Date	Date

Bats Global Markets, Inc.
Non-Member Clearing Firm Information Document

INFORMATION DOCUMENT – To be completed by the Non-Member Clearing Firm of Members of Bats BZX Exchange, Inc. (BZX), Bats BYX Exchange, Inc. (BYX), Bats EDGA Exchange, Inc. (EDGA) and/or Bats EDGX Exchange, Inc. (EDGX) (each, an "Exchange").

The undersigned Clearing Firm represents that it is a member of the National Securities Clearing Corporation ("NSCC"), a clearing agency registered with the Securities Exchange Commission pursuant to Section 17A of the Securities Exchange Act of 1934. The undersigned further represents that it is requesting to have its NSCC participant number added to the Exchange's system to facilitate clearance and settlement of transactions made by Members of the Exchange.

An executed version of this Document can be delivered to the Exchange via email to MembershipServices@bats.com or mail to:

c/o Bats Global Markets, Inc.
Attn: Membership Services
8050 Marshall Drive, Suite 120
Lenexa, KS 66214.

GENERAL INFORMATION		
Clearing Firm Name:		NSCC #:
Address of Principal Office:		
City:	State:	Zip:
BUSINESS CONTACT		
Name:	Email:	
Title:	Phone:	
CLEARING LETTER OF GUARANTEE CONTACT		
Name:	Email:	
Title:	Phone:	
CLEARING BREAKS CONTACT		
Name:	Email:	
Title:	Phone:	

Signature of Authorized Officer, Partner or Managing Member or Sole Proprietor of Clearing Firm

Printed Name / Title

Date

Bats Global Markets, Inc.
Sponsored Access Application

In order to join Bats BZX Exchange, Inc. (BZX), Bats BYX Exchange, Inc. (BYX), Bats EDGA Exchange, Inc. (EDGA) and Bats EDGX Exchange, Inc. (EDGX) (each, an "Exchange") as a Sponsored Participant, an Applicant and their Sponsoring Member must complete and submit all materials listed on the Application Checklist below via email to MembershipServices@bats.com or mail to:

c/o Bats Global Markets, Inc.
Attn: Membership Services
8050 Marshall Drive, Suite 120
Lenexa, KS 66214

APPLICATION CHECKLIST
☐ Sponsored Access Application, including • Sponsoring Member Consent • Sponsored Participant Agreement
☐ A detailed description of how the Sponsoring Member will comply with the requirements of SEC Rule 15c3-5: *Risk Management Controls for Brokers or Dealers with Market Access*
☐ A copy of the Sponsoring Member's Policies and Procedures, specifically addressing SEC Rule 15c3-5
☐ User Agreement – per Exchange
☐ Securities Routing Agreement – per Exchange

Note: All application materials sent to the Exchange will be reviewed for completeness. All applications are deemed confidential and are handled in a secure environment. Applications may, however, be shared with other self-regulatory organizations (*e.g.*, FINRA), as necessary, to evaluate and process the application.

The Exchange may request Applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process. If you have questions on completing the application, you may direct them to Membership Services at MembershipServices@bats.com or 913.815.7002.

Bats Global Markets, Inc.
Sponsored Access Application

SPONSORING MEMBER INFORMATION			SPONSORING MEMBER BUSINESS CONTACT
Firm:			Name:
Address:			Email:
City:	State:	Zip:	Phone:
SPONSORED PARTICIPANT INFORMATION			SPONSORED PARTICIPANT BUSINESS CONTACT
Firm:			Name:
Address:			Email:
City:	State:	Zip:	Phone:
SPONSORED PARTICIPANT BILLING ADDRESS			SPONSORED PARTICIPANT BILLING CONTACT
Firm:			Name:
Address:			Email:
City:	State:	Zip:	Phone:

PORT SELECTION

Port Type/Quantity: ☐ BOE _______ ☐ FIX _______ ☐ DROP _______ ☐ FIX DROP _______

Is the Sponsored Participant allowed to enter Short Sales? ☐ Yes ☐ No

Is the Sponsored Participant allowed to enter Intermarket Sweep Orders? ☐ Yes ☐ No

What is the maximum dollar value per order? $____________

CONNECTIVITY

Which connectivity option will the Sponsored Participant use? (check one)

☐ Cross Connect ☐ Extranet:______________________________ ☐ VPN (certification only)

What type of connection(s) is the Sponsored Participant requesting? ☐ Certification ☐ Production

CLEARING (EQUITIES AND/OR OPTIONS)

Please list the MPID/NSCC # that the Sponsored Participant is permitted to use: _______ / _______

Please list the Executing Firm ID/OCC # that the Sponsored Participant is permitted to use: _______/_______

AUTHORIZATION

This form is governed by all terms and conditions set forth in the BZX, BYX, EDGA and/or EDGX Sponsored Access Application and Agreements. The Exchange provides a best effort attempt to cancel all open orders from a Member/Sponsored Participant upon a communications disconnect. There is no guarantee that the automatic cancel feature provided by the Exchange will be error free or will operate without interruption. By signing below, you agree and acknowledge that the Exchange is not liable or responsible in any way for any orders which may fail to be cancelled using the automatic cancel feature. *Members may call the Bats Trade Desk at 913.815.7001 to verbally request that all open orders be cancelled or check the status of open orders.*

Sponsoring Member Firm:	Date:
Printed Name/Title:	Signature:

Bats Global Markets, Inc.
Sponsoring Member Consent

We, __________________________, a Member of the Exchange, are hereby notifying the Exchange that we intend to be a Sponsoring Member providing access to a Sponsored Participant, as those terms are defined in Exchange Rule 11.3, by permitting the Sponsored Participant identified below to send orders directly to the Exchange using our mnemonic (or the mnemonic of our clearing broker, as applicable).

We acknowledge and agree that we are responsible for all orders entered on or through the Exchange by the Sponsored Participant and any person acting on behalf of or in the name of such Sponsored Participant. We further acknowledge and agree that we must be identified on any order submitted by the Sponsored Participant as the Sponsoring Member of that order, and that any execution occurring as a result of an order entered by a Sponsored Participant shall be binding in all respects on us. In that regard, we acknowledge and agree that we are acting as agent for the person submitting the order through sponsored access, and as such, that we are responsible for all related contractual and regulatory obligations. We further acknowledge and agree that we are responsible for any and all actions taken by the Sponsored Participant or any person acting on behalf of or in the name of the Sponsored Participant on or through the Exchange.

In addition to Exchange Rule 11.3, we have further reviewed other provisions of the Rules of the Exchange and the terms of our User Agreement with the Exchange. The Sponsored Participant has agreed to comply with all applicable Rules of the Exchange governing the entry, execution, reporting, clearing and settling of orders in securities eligible for trading on the Exchange. We understand that we are required and agree to impose appropriate regulatory and supervisory procedures in connection with orders directed to the Exchange by the Sponsored Participant.

______________________________	______________________________
Sponsoring Member Name	CRD Number
______________________________	______________________________
Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor	Date
______________________________	______________________________
Printed Name	Title

On behalf of the Sponsored Participant, the undersigned agrees to comply with the Exchange Certificate of Incorporation, Bylaws, and Rules of the Exchange, and all written interpretations thereof, as if Sponsored Participant were a Member of the Exchange. These requirements include, but shall not be limited to, the items listed below.

The Sponsored Participant:

- shall enter into and maintain a User Agreement with the Exchange;
- shall enter into and maintain a Routing Agreement with Bats Trading, Inc., if it will use the routing services provided by that entity;
- shall maintain, keep current and provide to the Sponsoring Member, and to the Exchange upon request, a list of Authorized Traders who may obtain access to the System on behalf of the Sponsored Participant. Sponsored Participant shall be subject to the obligations of Exchange Rule 11.4 with respect to such Authorized Traders;
- shall familiarize its Authorized Traders with all of its obligations under Exchange Rule 11.3 and will assure that they receive appropriate training prior to any use or access to the Exchange;
- may not permit anyone other than Authorized Traders to use or obtain access to the Exchange;
- shall take reasonable security precautions to prevent unauthorized use or access to the Exchange, including unauthorized entry of information into the Exchange, or the information and data made available therein. Sponsored Participant understands and agrees that Sponsored Participant is responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of Authorized Traders, and for the trading and other consequences thereof;
- acknowledges its responsibility to establish adequate procedures and controls that permit it to effectively monitor its employees', agents', and customers' use and access to the Exchange for compliance with the terms of this agreement; and
- shall pay when due all amounts, if any, payable to Sponsoring Member, the Exchange or any other third parties that arise from the Sponsored Participant's access to and use of the Exchange. Such amounts include, but are not limited to applicable Exchange and regulatory fees.

Authorized Acknowledgement of Sponsored Participant:

The undersigned, as a duly appointed Officer, Partner, Managing Member, or Sole Proprietor of the applicant Sponsored Participant, does hereby acknowledge and agree to the terms and provisions of Exchange Rule 11.3, and shall comply with the Exchange Rules, as amended

Sponsored Participant Name	CRD Number (if applicable)
Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor	Date
Printed Name	Title

Bats Global Markets, Inc.
Service Bureau Application and Agreements

SERVICE BUREAU INFORMATION			
Firm:			
Address:			
City:		State:	Zip:

BUSINESS CONTACT	TECHNICAL CONTACT
Name:	Name:
Email:	Email:
Phone:	Phone:

BILLING ADDRESS			BILLING CONTACT
Firm:			Name:
Address:			Email:
City:	State:	Zip:	Phone:

PORT SELECTION
Port Type/Quantity: ☐ BOE _______ ☐ FIX _______ ☐ DROP _______ ☐ FIX DROP _______

CONNECTIVITY
Which connectivity option will you use? (check one)
☐ Cross Connect* ☐ Extranet:____ ☐ VPN (certification only)
What type of connections are you requesting? ☐ Certification ☐ Production
*If requesting a cross connect, a Connectivity Services Agreement is also required.

AUTHORIZATION

This form is governed by all of the terms and conditions set forth in the Bats Global Markets, Inc. Service Bureau Application and Agreements. The persons listed above are the only individuals authorized to order or update services at Bats on behalf of the Service Bureau. Please contact Membership Services at 913.815.7002 or email MembershipServices@bats.com to add or delete authorized contacts.

Bats provides a best effort attempt to cancel all open orders from a Member/Service Bureau upon a communications disconnect. There is no guarantee that the automatic cancel feature provided by Bats will be error free or operate without interruption. By signing below, you agree and acknowledge that Bats is not liable or responsible in any way for any orders which may fail to be cancelled using the automatic cancel feature. *Members may call the Bats Trade Desk at 913.815.7001 to verbally request that all open orders be cancelled or check the status of open orders.*

Printed Name:	Signature:
Title:	Date:

Bats Global Markets, Inc.
Service Bureau Port Fee Agreement

This Service Bureau Port Fee Agreement (this "Agreement"), with an effective date as of the date executed below, is made by and between Bats Global Markets, Inc., a Delaware corporation, with its principal offices at 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214 ("Bats"), on behalf of itself and Bats BZX Exchange, Inc., Bats BYX Exchange, Inc., Bats EDGA Exchange, Inc., and Bats EDGX Exchange, Inc., each a Delaware corporation, and any other market subsidiary hereinafter created or acquired by Bats and operated by Bats or a subsidiary of Bats (collectively, the "Exchange"), and the Authorized Service Bureau referenced below ("Service Bureau").

1. **Rights of Service Bureau.** Bats has granted to Service Bureau the non-exclusive and non-transferable right to act as the Authorized Service Bureau for one or more Members of the Exchange pursuant to one or more Service Bureau Agreements.

2. **Exchange Users and Data Recipients.** If Service Bureau has entered into a User Agreement with the Exchange (as may be amended, modified or supplemented from time to time, the "User Agreement"), pursuant to which Service Bureau has the right to access the Exchange to, among other things, submit orders to the Exchange and/or has entered into a Bats Global Markets, Inc. Data Agreement with Bats Global Markets, Inc.(as may be amended, modified or supplemented from time to time, the "Data Agreement"), pursuant to which Service Bureau has the right to receive and redistribute data feeds, then this Agreement shall be deemed to be a supplement to such agreements and all terms and provisions of such agreements which are not expressly overridden by the terms and conditions of this Agreement shall be incorporated herein by reference.

3. **All other Service Bureaus.** If Service Bureau has not entered into a User Agreement or Data Agreement, by signing this Agreement, Service Bureau has the right to access the Exchange to act as an Authorized Service Bureau only if in conformity with the requirements expressly described below.

4. **Port Fees.** Service Bureau agrees to make timely payment of fees charged specifically for linking to Exchange in order to act as an Authorized Service Bureau on behalf of one or more Members of the Exchange, as well as any applicable late fees for the failure to make payment within the required time period. The amount of applicable Port Fees shall be set forth in Exchange Rules or posted on the Exchange's web site. Port Fees are payable within 30 days of the invoice date. Service Bureau will be solely responsible for any and all other telecommunications costs and all other expenses incurred in linking to and maintaining its link to, Exchange. Failure to make payments within 30 days from the invoice date may result in suspension or termination of the Service Bureau Agreement(s) between Exchange and Service Bureau. Service Bureau agrees to pay Exchange a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute. Subject to the Securities Exchange Act of 1934 (the "Act"), Exchange reserves the right to change its fee schedule, including Port Fees applicable to Service Bureau. Exchange will use commercially reasonable efforts to provide reasonable advance notice to Service Bureau of any such change to Port Fees, provided, however, that such notice shall be not less than 30 days prior to the effectiveness of the change, except to the extent a shorter period is: (i) required due to any situation that necessitates a change to Port Fees on an accelerated basis or otherwise precludes such advance notice, or (ii) required pursuant to an order of a court, an arbitrator or a regulatory agency.

4. **Term and Termination.** This Agreement, subject to earlier termination in accordance with its terms, shall continue until it is terminated at any time on not less than 24 hours written notice given by either party to the other.

5. **Miscellaneous.** All notices or approvals required or permitted under this Agreement must be given in writing to Exchange at the address specified above or to Service Bureau at its last reported principal office address, unless Service Bureau designates a different address. Any waiver or modification of this Agreement will not be effective unless executed in writing and signed by the other party. This Agreement constitutes the sole and entire agreement of the parties to this Agreement, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both oral and written, with respect to such subject matter; however, execution of this Agreement does not in any way affect the enforceability of any previously executed Service Bureau Agreement entered into by and among any Exchange, Service Bureau and Member of such Exchange, This Agreement will bind each party's successors-in-interest. Service Bureau may not assign this Agreement (including by operation of law) without the prior written consent of the Exchange, provided, however, that the Exchange shall not unreasonably withhold such consent. This Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York. Both parties submit to the jurisdiction of the state and federal courts in and for the State of New York for the resolution of any dispute arising under this Agreement. If any provision of this Agreement is held to be unenforceable, in whole or in part, such holding will not affect

the validity of the other provisions of this Agreement. This Agreement may be executed in one or more counterparts, which shall each be considered an original but all of which shall constitute one and the same Agreement.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

Service Bureau:______________________________	Bats Global Markets, Inc.
Signature:______________________________	Signature:______________________________
Printed Name:______________________________	Printed Name:______________________________
Title:______________________________	Title:______________________________
	Date:______________________________

Bats Global Markets, Inc.
Service Bureau Agreement

1. This Service Bureau Agreement (this "Agreement") is by and among Bats Global Markets, Inc., a Delaware corporation, with its principal offices at 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214 ("Bats"), on behalf of itself and Bats BZX Exchange, Inc. ("BZX"), Bats BYX Exchange, Inc. ("BYX"), Bats EDGA Exchange, Inc. ("EDGA") and Bats EDGX Exchange, Inc. ("EDGX"), each a Delaware corporation, and any other market subsidiary hereinafter created or acquired by Bats and operated by Bats or a subsidiary of Bats (collectively, the "Exchange"), the Member of the Exchange designated below ("Member"), and the Authorized Service Bureau designated below ("Service Bureau").

2. The Service Bureau acknowledges that it is a party to a Service Bureau Port Fee Agreement with Bats or any one or more of the Exchanges.

3. This Agreement authorizes the Service Bureau to route orders and any modifications thereto to the Exchange on behalf of the Member.

4. By executing this Agreement, the undersigned Member agrees that it is responsible for all orders using its MPID/EFID entered on the Exchange through or by the Service Bureau. The Member also agrees to accept and honor all trades executed on the Exchange as a result of orders routed to the Exchange through or by the Service Bureau using the Member's mnemonic, regardless of whether such orders were provided to the Exchange in error by the Service Bureau.

5. The Member understands and agrees that it is its sole responsibility to immediately notify the Exchange in the event that it wishes to terminate this Agreement.

6. This Agreement, subject to earlier termination in accordance with its terms, shall continue until it is terminated at any time on net less than 24 hours written notice given by either party to the other.

7. This Agreement shall be governed by the laws of the state of New York without regard to its choice of law provisions.

IN WITNESS WHEREOF THE PARTIES HAVE EXECUTED THIS SERVICE BUREAU AGREEMENT EFFECTIVE AS OF THE DATE OF EXECUTION BY BATS SET FORTH BELOW.

Service Bureau:	Member:	Bats Global Markets, Inc.:
Signature	*Signature*	*Signature*
Printed Name	*Printed Name*	*Printed Name*
Title (must be an officer)	*Title (must be an officer)*	*Title*
Name of Service Bureau	*Name of Firm*	*Date*
Service Bureau Contact	*Date*	
Email Address of Contact Person	*MPID or EFID of Member*	

This agreement should apply to the Exchanges noted below:

☐ BZX ☐ BZX Options ☐ BYX ☐ EDGA ☐ EDGX ☐ EDGX Options

Bats Global Markets, Inc.
Connectivity Services Agreement

This Bats Global Markets, Inc. Connectivity Services Agreement ("Agreement") is a binding agreement between you ("User") and Bats Global Markets, Inc. ("BGM"), acting on behalf of each of the subsidiaries and other affiliates of Bats Global Markets, Inc. that provide any portion of the Services (as defined below) to User, which may include, without limitation, Bats BZX Exchange, Inc., Bats BYX Exchange, Inc., Bats EDGA Exchange, Inc. and Bats EDGX Exchange, Inc. (each, the "Exchange"), and any other market subsidiary hereinafter created or acquired by BGM and operated by BGM or a subsidiary of BGM (collectively, "Bats"), and shall be effective as of the date executed on the signature page hereof (the "Effective Date").

1. **Services.** This Agreement authorizes User to receive the Services. As used in this Agreement, "Services" shall mean (i) those services described on User's connectivity order form (the "Order Form") and (ii) any other connectivity services provided by Bats to User to the extent such services are not addressed by another agreement between Bats and User. User acknowledges and agrees that nothing in this Agreement constitutes an understanding by Bats to continue any aspect of the Services in their current form. Bats may from time to time make additions, deletions or modifications to the Services. In such event, Bats shall use commercially reasonable efforts to notify User prior to any such change becoming effective. User's continued use of the Services following the modification will constitute User's acceptance of the modification.

2. **Connectivity and Redistribution.** User is solely responsible for providing and maintaining all necessary electronic communications required to link to the Services, including wiring, computer hardware, software, communication line access, and networking devices (as applicable). This Agreement authorizes User to access Bats, whether physically or logically, in order to provide Authorized Third Parties (as defined herein) with access to Bats and/or certain data feeds associated therewith and/or certain other authorized non-Exchange services. In order to receive and/or redistribute Bats data, User shall also enter into a Bats data agreement (the "Data Agreement"). Nothing herein shall limit User's requirements and obligations arising under the Data Agreement, if applicable. User shall take reasonable security precautions to prevent unauthorized individuals or entities from gaining access to Bats. User shall comply with all reasonable security specifications or requirements of Bats in order to prevent Bats and Bats data from being improperly used or accessed, or from being improperly taken. User shall not provide any third party with access to Bats or Bats data unless such third party is an Authorized Third Party, pursuant to Bats' prior written consent. For purposes of this Agreement, an "Authorized Third Party" is a party that Bats has approved to connect to Bats via connectivity supplied by User and/or to receive Bats data or other Bats authorized services transmitted through User.

2.1 Approval and Termination Notice Requirements. In order for a party to be approved as an Authorized Third Party, User must submit a request to Bats that includes the name and contact information of the party to whom connectivity will be provided. Bats will typically approve or reject a request within two (2) business days, but is under no obligation to respond within that time frame. Where a request is rejected by Bats, User may not provide the applicable party with connectivity to Bats. In the event User desires to terminate the provision of Services to an Authorized Third Party, User must submit written notice to Bats that identifies the name of the Authorized Third Party and the effective date of such termination. All notifications submitted to Bats pursuant to this Agreement shall be given in accordance with the Connectivity Manual available at http://cdn.batstrading.com/resources/membership/BATS Connectivity Manual.pdf, as may be amended from time to time (the "Connectivity Manual"). If any Authorized Third Party fails to comply with any of the conditions, terms or provisions of this Agreement, as applicable to such Authorized Third Party, a Data Agreement, or any other agreement between an Authorized Third Party and Bats, and the Authorized Third Party has failed to cure such non-compliance within the cure period, if any, set forth in the applicable agreement, or if an Authorized Third Party has made any representation in any such agreement which was or has become untrue, then User shall, within five (5) business days after receipt of notice from Bats of such failure or untruth, cease providing access to Bats and/or Bats data to such Authorized Third Party and shall, within seven (7) business days following the receipt of such notice, confirm such cessation by notice to Bats.

2.2 List of Authorized Third Parties. User shall maintain, keep current, and provide to Bats promptly upon request a list of Authorized Third Parties to whom User provides access to Bats and/or certain data feeds associated therewith. Unless otherwise provided by Bats, User shall use reasonable efforts to respond to such a request within fifteen (15) days of receipt of the request.

2.3 Network Requirements. User must comply with all applicable Bats Network Requirements, contained in the Connectivity Manual. Bats will provide notice of any material amendments to the Bats Network Requirements and User shall comply with the amended Bats Network Requirements within thirty (30) days of receipt of such notice.

3. **Fees.**

3.1 Services Fees. User agrees to make timely payment of all Services fees, as well as any applicable late fees, in accordance with the payment terms set forth in the Order Form or, if none are specified, within thirty (30) days of the invoice date. In the event of User's failure to make payment within such time period, Bats reserves the right to terminate the subject Service or Services upon notice to User. User will be solely responsible for any and all telecommunications costs and all other expenses incurred in linking to, and maintaining its link to, the Services. User shall pay Bats a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute.

3.2 Adjustments to Services Fees. Bats may adjust the fees for the Services upon reasonable notice to User; provided, however, that Bats may pass through to User, without notice, any third party charges, fees, taxes, or terms and conditions incurred by Bats in connection with the provision of Services. If User is receiving a physical connection from Bats, User may acquire a physical connection for transition purposes at no additional cost, provided that User transitions its connection within three (3) weeks from the date at which the replacement connection is live (i.e., Bats switchport is configured and connected to a User circuit or cross-connect). If, after three (3) weeks, the legacy connection is not terminated, User will be charged for an additional connection.

4. **Term.** The initial, one (1) month term of this Agreement shall commence upon the Effective Date and shall automatically renew for additional one (1) month terms at the beginning of each subsequent calendar month thereafter, unless terminated by User or Bats as provided below.

5. **Termination.**

5.1 By User. User may terminate this Agreement, or cancel any physical connection provided hereunder, upon thirty (30) days' prior written notice to Bats.

5.2 By Bats. Bats may terminate this Agreement, any or all of the Services provided hereunder, or any authorization to allow connectivity to an Authorized Third Party at any time or from time to time upon thirty (30) days' prior written notice to User. Notwithstanding the foregoing, Bats may suspend or terminate the Services immediately upon notice to User if it determines, in Bats' sole reasonable discretion, that: (i) User has breached any material term of this Agreement; (ii) User is engaged in activities that Bats determines are or may be detrimental to Bats, its investors or Exchange Members (as defined in the Exchange Rules), including without limitation detrimental to the performance and operation of the Services; (iii) User has become insolvent; has made an assignment for the benefit of creditors; is not paying debts as they become due, or admits, in writing, its inability to pay debts when due; has filed, or has filed against it, any petition under any applicable bankruptcy laws or an application for a receiver, trustee, or custodian of User is made by anyone; or User becomes the subject of any proceedings of bankruptcy, insolvency, reorganization, dissolution, receivership, liquidation or arrangement, adjustment, or composition, or otherwise poses a credit risk to Bats, its investors or Exchange Members; (iv) User is retransmitting or republishing any Bats data feeds, including market data, or providing any connectivity to Bats without the prior approval of Bats; (v) User has violated any Exchange Rules; or (vi) if User is a Member of an Exchange, User ceases to be a Member in good standing with the applicable Exchange, or User is otherwise no longer authorized to use the Services; or (vii) any representations or warranties made by User in connection with this Agreement are or become false or misleading.

5.3 Consequences of Termination. Upon the termination of this Agreement for any reason, all rights granted to User hereunder will cease and User shall immediately pay to Bats any and all amounts owed to Bats under this Agreement, including without limitation all Services fees owed in respect of the entirety of the then current calendar month (e.g., if the Agreement is terminated on February 15th, Users shall nevertheless be required to pay Bats the monthly Services fees for the entirety of the month of February). The following Sections will survive the termination or expiration of this Agreement for any reason: Sections 3, 5.3, and 6 through 14. In no event will termination of this Agreement relieve User of any obligations incurred prior to the effective date of termination or through its use of or connection to the Services.

6. **Disclaimer of Warranty.** THE SERVICES ARE PROVIDED AS-IS, WITHOUT WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED CONDITIONS OR WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR USE OR PURPOSE, ANY IMPLIED WARRANTY ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND OF ANY OTHER WARRANTY OR OBLIGATION WITH RESPECT TO ANY SOFTWARE OR OTHER MATERIALS, OR ANY SERVICES, MADE AVAILABLE TO USER, AND ALL SUCH OTHER WARRANTIES ARE HEREBY DISCLAIMED. THERE IS NO GUARANTY THAT THE SERVICES PROVIDED BY BATS WILL MEET USER'S REQUIREMENTS, BE ERROR FREE, OR OPERATE WITHOUT INTERRUPTION. BATS GIVES NO WARRANTIES OF ANY KIND AS TO THE FITNESS, CAPACITY, OR CONDUCT OF ANY OTHER PERSON HAVING ACCESS TO THE SERVICES AND SHALL NOT BE HELD LIABLE TO OR THROUGH USER OR OTHERWISE FOR ANY USE OR ABUSE

WHATSOEVER OF THE SERVICES BY ANOTHER PERSON HAVING ACCESS TO THE SERVICES INCLUDING, WITHOUT LIMITATION, ANY FAILURE TO CONCLUDE TRANSACTIONS OR OBSERVE APPLICABLE MARKET REGULATIONS OR CONVENTIONS OR TO PAY REQUISITE TAXES OR OTHER CHARGES ON ANY TRANSACTIONS OR TO OTHERWISE ACT LAWFULLY.

7. **No Consequential Damages.** ABSENT FRAUD OR WILLFUL MISCONDUCT BY BATS OR A CLAIM ARISING OUT OF BATS' INDEMNIFICATION OBLIGATIONS (AS DESCRIBED BELOW), UNDER NO CIRCUMSTANCES WILL BATS OR ITS AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF THE SERVICES, INTERRUPTION IN USE OR AVAILABILITY OF THE SERVICES, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION. NOTWITHSTANDING THE FOREGOING, BUT SUBJECT TO THE EXPRESS LIMITS SET FORTH BELOW, BATS MAY BE LIABLE TO USER, IF USER IS AN EXCHANGE MEMBER, TO THE EXTENT SUCH LIABILITY ARISES BASED ON ITS THEN APPLICABLE EXCHANGE RULE CONCERNING LIMITATION OF LIABILITY. EXCEPT FOR FRAUD, WILLFUL MISCONDUCT, OR A CLAIM ARISING OUT OF BATS' INDEMNIFICATION OBLIGATIONS STATED BELOW, BATS' TOTAL LIABILITY IN RESPECT OF ANY AND ALL CLAIMS ARISING FROM OR RELATED TO THIS AGREEMENT, IN CONTRACT, TORT, OR OTHERWISE, WILL BE LIMITED TO THE LESSER OF: (i) ACTUAL DAMAGES INCURRED BY CLIENT AS A DIRECT RESULT OF BATS' ACT OR OMISSION, AND (ii) $10,000.

8. **Indemnification by User.** User agrees to indemnify and hold harmless Bats, its owners, subsidiaries, and affiliates, its and their respective officers, directors, employees, and agents, and any related persons and entities, from and against all expenses and costs and damages (including any reasonable legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any failure by User, for any reason, fraudulent, negligent or otherwise, to comply with its obligations under this Agreement, unless such expenses, costs, damages, claims, demands, proceedings, suits, actions, or liabilities arise from Bats' willful misconduct, fraud or breach of Bats' obligations under this Agreement.

9. **Indemnification by Bats.** Bats agrees to indemnify, defend and hold harmless User and its subsidiaries and affiliates, and its and their respective officers, directors, employees, and agents, from and against all expenses and costs and damages (including any reasonable legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third party claim that Bats or the Services, or User's use thereof, infringes any copyright, patent, trademark, trade secret or other intellectual property right.

10. **Assignment.** User's rights hereunder to use the Services during the term of this Agreement are personal, nonexclusive and nontransferable. User shall not assign, delegate or otherwise transfer this Agreement, or any of its rights or obligations hereunder, without Bats' prior approval, which will not be unreasonably withheld. Bats may assign or transfer this Agreement, or any of its rights or obligations hereunder, to a related or unrelated party, upon notice to User.

11. **Force Majeure.** Neither party to this Agreement will be liable for delay or failure to perform its obligations hereunder (other than a failure to pay amounts when due) caused by an event that is beyond the party's control; provided, however, that such party will not have contributed in any way to such event.

12. **Severability.** Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement.

13. **Amendment.** This Agreement may be amended from time to time by Bats in its sole discretion, and Bats shall provide reasonable notice to User prior to any such amended Agreement becoming effective. Use of any Services following any amendment of this Agreement becoming effective shall constitute User's agreement to such amendment.

14. **Miscellaneous.** All notices or approvals required or permitted under this Agreement must be given in writing to Bats at the address specified above or to User at its last reported principal office address. No waiver under this Agreement will be effective unless executed in writing and signed by the party waiving any of its rights hereunder. This Agreement will bind each

party's successors-in-interest. This Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. Both parties submit to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Agreement. This Agreement, together with the Order Form, any addendums or schedules hereto and any other documents incorporated by reference, constitutes the complete and entire statement of all conditions and representations of the agreement between Bats and User with respect to its subject matter, and supersedes all prior writings or understandings with respect to such subject matter. In the event of any conflict between the business terms of the main body of this Agreement and any business terms set forth in an Order Form, such terms set forth in the Order Form shall govern.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

User :________________________

Signature:________________________

Printed Name:________________________

Title:________________________

Bats Global Markets, Inc. on behalf of itself and its subsidiaries and affiliates

Signature:________________________

Printed Name:________________________

Title:________________________

Date:________________________

USER INFORMATION			
Firm:			
Address:			
City:		State:	Zip:

BUSINESS CONTACT	TECHNICAL CONTACT
Name:	Name:
Email:	Email:
Phone:	Phone:

BILLING ADDRESS			BILLING CONTACT
Firm:			Name:
Address:			Email:
City:	State:	Zip:	Phone:

Extranet Addendum to the Bats Global Markets, Inc.
Connectivity Services Agreement

This Addendum (this "Addendum"), with an effective date as of the date executed on the signature page hereof, is made by and between Bats Global Markets, Inc. ("BGM"), on behalf of its direct, and indirect wholly-owned subsidiaries and other affiliates, including, Bats BZX Exchange, Inc., Bats BYX Exchange, Inc., Bats EDGA Exchange, Inc. and Bats EDGX Exchange, Inc. (each, the "Exchange"), and any other market subsidiary hereinafter created or acquired by BGM and operated by BGM or a subsidiary of BGM (collectively, "Bats") and the user referenced below ("User"). Terms not defined in this Addendum shall have the meanings set forth in that certain Bats Global Markets, Inc. Connectivity Services Agreement executed by and between Bats and User, as may be amended from time to time (the "Connectivity Services Agreement").

User's execution of this Addendum is optional. By signing this Addendum, User identifies itself as an extranet (an "Extranet") and agrees to adhere to all obligations of an Extranet as set forth in the Bats US Equities/Options Extranet Manual, as may be amended from time to time (the "Extranet Manual"), and authorizes Bats to identify User as an Extranet and to include User's sales contact and service offerings in materials made publicly available on Bats' website.

Executed versions of this Addendum and any other requested documents can be delivered to Bats via email to MembershipServices@bats.com or mail to:

c/o Bats Global Markets, Inc.
Attn: Membership Services
8050 Marshall Drive, Suite 120
Lenexa, KS 66214

TERMS OF ADDENDUM

Whereas Bats provides certain services to User pursuant to the Connectivity Services Agreement and User desires to continue to use such services as modified below. For good and valuable consideration, User and Bats agree as follows:

1. Scope. This Addendum shall be deemed to supplement the Connectivity Services Agreement. Except as set forth herein, all of the terms and conditions of the Connectivity Services Agreement are hereby incorporated by reference and shall remain in full force and effect and are not superseded or amended by this Addendum; provided, however, that in the event of a conflict between the terms and conditions of this Addendum and the terms and conditions of the Connectivity Services Agreement, the terms and conditions of this Addendum control.

2. Modification of Connectivity Services Agreement. User hereby requests that Bats identify User as an Extranet and hereby acknowledges and agrees to adhere to all requisite obligations of an Extranet as specified in the Extranet Manual. Such obligations include, without limitation, having provisioned redundant, high speed connections to Bats for use by multiple members. Bats agrees that it will include User's sales contact and service offerings in materials made publicly available by Bats, including publication on Bats' website and/or any other promotional materials as determined in Bats' reasonable discretion, within two (2) weeks of both execution of this Addendum and verification that User is in compliance with the specific Extranet requirements set forth in the Extranet Manual.

3. Obligations of Extranet. By entering into this Addendum, User acknowledges and agrees to the following:

(a) User has no rights in or to Bats data, except for the right to transmit the Exchange data to the degree permitted under this Addendum, the Connectivity Services Agreement and the Data Agreement. User acknowledges and agrees that Bats has (i) proprietary rights in the information and data that originates on, derives from or relates to markets that are regulated, operated or administered by Bats, in the information and data that relates to individuals and entities that are regulated by Bats, and in the information and data that relates to activities that are regulated or operated by Bats, and (ii) compilation rights or other rights in information and data gathered from other sources. All Bats data, including without limitation any and all intellectual property rights inherent therein or appurtenant thereto, shall, as between the parties, be and remain the sole and exclusive property of Bats. User shall not, by act or omission, diminish or impair in any manner the acquisition, maintenance, and full enjoyment by Bats, its licensees, transferees and assignees, of the proprietary rights of Bats to Bats data and Bats' networks and system.

(b) User agrees (i) not to format, display, access (except to the degree reasonably necessary to maintain the security of User's network and not otherwise in violation of this Addendum or the Connectivity Services Agreement) or alter Bats data received through and from its connection to Bats; (ii) not to affect the integrity of Bats data; and (iii) not to render Bats data inaccurate, unfair, uninformative, fictitious, misleading, or discriminatory. User represents that it will not interfere with or adversely affect any of the component parts or processes of Bats data, its connection to any of Bats' systems, or any use thereof by any other Authorized Third Party.

IN WITNESS WHEREOF the parties hereto have caused this Addendum to be executed by their duly authorized officers.

User :________________________________

Signature:______________________________

Printed Name:___________________________

Title:__________________________________

Bats Global Markets, Inc. on behalf of itself and its subsidiaries and affiliates

Signature:______________________________

Printed Name:___________________________

Title:__________________________________

Date:__________________________________



Bats Global Markets, Inc.
17 State Street
New York, NY 10017

Bats Connect Order Form

v1.1

Bats Connect Order Form

Is the Client Information the same as provided on the Connectivity Services Agreement? ☐ Yes ☐ No If No, please provide information below.

Business Contact Name	Email	Contact number

Technical Contact Name	Email	Contact number

Billing Information:

Billing Contact Name	Address

Email/Contact Phone	City, State, ZIP

Service Selection

Market Data Connectivity*

Selection	Data Feed	Fee Per Month
☐ Add ☐ Remove		
☐ Add ☐ Remove		
☐ Add ☐ Remove		
☐ Add ☐ Remove		
☐ Add ☐ Remove		
☐ Add ☐ Remove		
☐ Add ☐ Remove		
☐ Add ☐ Remove		
☐ Add ☐ Remove		
☐ Add ☐ Remove		
☐ Add ☐ Remove		
☐ Add ☐ Remove		
	Total	$ 0.00

Fee covers both A and B feeds (over independent cross-connects) and is for connectivity only.
*Firms will be required to pay any exchange related data fees directly to the exchange.

Unicast Access (Order Entry)**

Selection	Bandwidth	
☐ Add ☐ Remove		
☐ Add ☐ Remove		
☐ Add ☐ Remove		
☐ Add ☐ Remove		
****Additional fees apply for access to NYSE, ARCA or MKT*		$ 0.00
	Grand Total	$ 0.00

**Per cross-connect per destination location.
***Multicast and unicast access to NYSE Markets carry an additional $1,200 and/or $1,000/month connection fees, respectively, passed through via SFTI.

Client (Firm Name)

Print Person Name

Authorized Signature | *Date*

Bats Global Markets, Inc.
Data Agreement
(Formerly the Exchange Data Vendor Agreement)

This Bats Global Markets, Inc. Data Agreement (this "Agreement"), with an effective date as of the date executed on the signature page hereof, is made by and between Bats, as operator of the Exchanges, and Data Recipient.

1. Definitions. The following terms, when used in this Agreement, shall have the meanings set forth below:

"Act" shall mean the Securities Exchange Act of 1934, as amended.

"Additional Agreements" shall mean the User Agreement, Bats Data Feed Order Form and System Description, Direct Edge System Description/Data Feed Request, Price List, Fee Schedule, and any additional terms and conditions, policies or agreements entered into in writing by Data Recipient with Bats or any of its subsidiaries or affiliates (including without limitation Direct Edge LLC) relating to the subject matter hereof.

"Agreement" shall mean this Bats Global Markets, Inc. Data Agreement, including any attachments or documents referenced or incorporated herein, as may be amended, modified, or supplemented from time to time.

"Bats" shall mean, collectively, Bats Global Markets, Inc., a Delaware corporation, with its principal offices at 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214, and its subsidiaries and affiliates, including, without limitation, the Exchanges.

"Bats Indemnified Parties" shall mean, collectively, Bats and its subsidiaries, affiliates, and its and their respective owners, officers, directors, employees, and agents.

"Bats Invoiced Subscribers" shall mean any Data User that Bats chooses to invoice directly, as distinguished from Data Recipient Invoiced Subscribers.

"Bats Specifications" shall mean the written specifications, as may be amended, modified, or supplemented from time to time, for the System with which Data Recipient's system must comply.

"Claims and Losses" shall mean any and all liabilities, obligations, losses, damages, penalties, claims, actions, suits, costs, judgments, settlements and expenses of any nature, whether incurred by or issued against an indemnified party or a third-party, including, without limitation, (a) indirect, special, punitive, consequential or incidental loss or damage, and (b) reasonable administrative costs, investigatory costs, litigation costs and auditors' and attorneys' fees and expenses (including in-house personnel).

"Connectivity Fees" shall mean fees charged specifically for connecting to Exchange in order to receive Exchange Data.

"Data Feed Subscriber" shall mean any Data User outside of Data Recipient that (a) receives Exchange Data from Data Recipient and (b) for which Data Recipient cannot substantially control Exchange Data for the purpose of reporting usage or qualification.

"Data Fees" shall mean fees charged in connection with the use or redistribution of Exchange Data.

"Data Recipient" shall mean the data recipient referenced below and its affiliates, as identified in writing to Bats. The term "Data Recipient" includes (a) any Person that receives and uses Exchange Data for internal purposes only, and (b) any Person that receives and distributes Exchange Data, in each case pursuant to and in accordance with the terms and conditions of this Agreement and Exchange Requirements.

"Data Recipient Account Agreement" shall mean an agreement with an External Subscriber that (a) governs the accounts held by the External Subscriber with Data Recipient through which the External Subscriber is entitled to access Exchange Data, including any limitations on an External Subscriber's right to redistribute Exchange Data, and (b) protects Bats and the Bats Indemnified Parties to the same extent as if Data Recipient had presented and the External Subscriber had signed a Subscriber Agreement as per the applicable Exchange Requirements.

"Data Recipient Indemnified Parties" shall mean, collectively, Data Recipient and its subsidiaries, affiliates and its and their respective owners, officers, directors, employees, and agents.

"Data Recipient Invoiced Subscribers" shall mean any Data User that, per Bats' decision, are charged or assessed by Data Recipient for Exchange Data.

"Data User" shall mean any Person that receives Exchange Data from Data Recipient.

"Exchange" and **"Exchanges"** shall mean, individually or collectively, Bats Exchange, Inc., Bats Y-Exchange, Inc., EDGA Exchange, Inc. EDGX Exchange, Inc., and any other market subsidiary hereinafter created or acquired by Bats and operated by Bats or a subsidiary of Bats, including but not limited to, Bats Hotspot LLC.

"Exchange Data" shall mean certain data and other information disseminated relating to securities or other financial instruments, products, vehicles, currencies, or devices; or relating to Persons regulated by Bats or to activities of Bats; or gathered by Bats from other sources, in each case (other than foreign trading currency data) sourced by Bats within the U.S.

"**Exchange Requirements**" shall mean (a) the rules, regulations, interpretations, decisions, opinions, orders and other requirements of the Securities Exchange Commission or other regulatory authorities, as may be applicable; (b) the rules and regulations, disciplinary decisions and rule interpretations applicable to the Exchanges; (c) the Exchanges' decisions, policies, interpretations, user guides, operating procedures, specifications (including without limitation the Bats specifications), requirements and other documentation that is regulatory or technical in nature published on Bats' web site; and (d) all other applicable laws, statutes, rules, regulations, orders, decisions, interpretations, opinions and other requirements.

"External Subscriber" shall mean any Data User not affiliated with Data Recipient that receives Exchange Data where Data Recipient can substantially control Exchange Data for the purpose of reporting usage or qualification.

"Internal Subscriber" shall mean any Data User affiliated with Data Recipient that receives Exchange Data where Data Recipient can substantially control Exchange Data for the purpose of reporting usage or qualification.

"Person" shall mean any individual, corporation, limited liability company, trust, joint venture, association, company, limited or general partnership, unincorporated organization, or other entity.

"Redistributor" shall mean another distributor from which Data Recipient receives Exchange Data and for which such distributor cannot substantially control the Exchange Data received by Data Recipient for purposes of reporting usage and qualification.

"Service Facilitator" shall mean a Person receiving Exchange Data from Data Recipient for the sole purpose of facilitating dissemination of Exchange Data through Data Recipient's service in accordance with the terms and conditions of this Agreement.

"Subscriber Agreement" shall mean any agreement that Bats may require Data Recipient to obtain from an External Subscriber prior to Data Recipient providing such External Subscriber with Exchange Data.

"System" shall mean the system Bats has developed for creation and/or dissemination of Exchange Data.

"System Description" shall mean the Bats Data Feed Order Form and System Description and/or Direct Edge System Description/Data Feed Request, as applicable, and any other description of Data Recipient's system for receiving, transmitting and disseminating Exchange Data that is provided to and approved by Bats.

"User Agreement" shall mean an agreement by and between Data Recipient and the Exchange, pursuant to which Data Recipient has the right to access the Exchange to, among other things, enter orders on the Exchange, receive status updates on orders, cancel orders, and execute trades against orders on the Exchange limit order book, as such agreement may be amended, modified, or supplemented from time to time.

2. Exchange Users. All rights under this Agreement granted to any Data Recipient that is also party to a User Agreement are granted subject to the terms and conditions of this Agreement and are in addition to the rights granted to Data Recipient under the User Agreement.

If Data Recipient is a member of an Exchange, then Data Recipient expressly acknowledges and agrees that (a) this Agreement does not limit or reduce in any way Data Recipient's obligations and responsibilities as a member of any applicable Exchange; (b) this Agreement does not in any way alter the procedures or standards generally applicable to disciplinary or other actions taken by Bats to enforce compliance with, or impose sanctions for violations of, applicable Exchange Requirements; and (c) the nonpayment of amounts due under this Agreement could result in the suspension or cancellation of Data Recipient's membership on an Exchange in accordance with applicable Exchange Requirements.

3. Other Recipients. If Data Recipient has not entered into a User Agreement with the Exchange, by signing this Agreement, Data Recipient has the right to access the Exchange to receive data feeds from the Exchange for internal purposes and for the distribution of, or otherwise enabling access (directly or indirectly) to, Exchange Data, as described in Data Recipient's System Description and approved by Bats and not for any purpose inconsistent with the terms of this Agreement.

4. Use of Exchange Data. Bats hereby grants to Data Recipient a worldwide, non-exclusive, non-transferable license to: (a) copy, store, process, commingle, and use any Exchange Data received (i) directly from the Exchange; (ii) through an approved Bats extranet; (iii) through an authorized data feed provider (i.e., a Redistributor); or (iv) otherwise, and (b) distribute Exchange Data in any form by means of any current or future product or service of the Data Recipient in any media, in accordance with the terms of this Agreement and Exchange Requirements, as available on Bats' web site and as may be amended, modified, or supplemented from time to time. Data Recipient shall ensure that the Exchange Data is clearly attributed as originating from the applicable Exchange.

Furthermore, Data Recipient represents and warrants that the detailed description of its system for receiving, transmitting and disseminating Exchange Data, as described in its System Description, including, but not limited to, the data processing equipment, software and communications facilities related thereto, is true, complete and not misleading, and that Data Recipient and Data User are authorized to receive and use the Exchange Data only for the purposes set forth in this Agreement and applicable Exchange rules and Exchange Requirements. Any use of the Exchange Data by Data Recipient and Data User, including, but not limited to, distribution or reprocessing, unless expressly described in Data Recipient's System Description and approved by Bats, is prohibited. Data Recipient acknowledges and represents that it shall not use the Exchange Data at any time in contravention of the Exchange Requirements, including, and without limitation, the restriction on the display of information as set forth in Section 603(c) of Regulation NMS.

Should Data Recipient intend to make any material change to its System Description or in Data Recipient's use of the Exchange Data (including, but not limited to, redistribution and reproduction) in any manner not then described in Data Recipient's System Description, Data Recipient may only do so with Bats' prior written approval of Data Recipient's revised System Description and subject to payment of applicable fees. Bats shall promptly and in good faith approve or disapprove proposed modifications to Data Recipient's System Description. Data Recipient acknowledges and agrees that it acts at its own risk in developing any modification to its service and/or systems prior to receiving approval from Bats in accordance with this Section 4. Data Recipient is not required to notify Bats of non-material changes to its System Description.

5. Record Retention by Data Recipient. Data Recipient shall maintain complete and accurate records relating to the receipt of Exchange Data in accordance with the Exchange Requirements and other such information as Bats from time to time may reasonably request in writing.

6. Reporting. Data Recipient shall comply with the requirements of Bats as to usage reporting as Bats requires from time to time in writing. Unless otherwise provided by Bats, Data Recipient shall use reasonable efforts to provide such reporting within 15 days of the end of the applicable reporting period set forth by Bats but Bats shall not consider such reporting to be late until 45 days after the due date.

7. Proprietary Nature of Exchange Data. Bats represents that Exchange Data and the System constitute valuable proprietary information and rights of Bats and the Exchanges. Data Recipient expressly acknowledges and agrees that, as between Bats and Data Recipient, Bats has the exclusive proprietary rights in and to the System and Exchange Data that (a) originates on or relates to trading on any of Bats' markets; (b) relates to activities that are regulated or operated by one or more of Bats' markets; (c) Bats derives from Exchange Data that originates on or relates to any of Bats' markets; and (d) is a compilation or other rights in information and data that Bats gathers from other sources pursuant to separate agreements with those sources. The System and all Exchange Data, including without limitation any and all intellectual property rights inherent therein or appurtenant thereto, shall, as between Bats and Data Recipient, be and remain the sole and exclusive property of Bats. Data Recipient shall not, by act or omission, diminish or impair in any manner the acquisition, maintenance and full enjoyment by Bats, its licensees, transferees and assignees, of the proprietary rights of Bats in Exchange Data and the System. Data Recipient acknowledges and agrees that third party information providers who provide information, goods and services to Bats in connection with the creation of Exchange Data have exclusive rights in their respective information and data. Bats makes no proprietary claim to any information derived from Exchange Data by Data Recipient.

8. Right to Deny Distribution. Bats retains the right to direct Data Recipient to terminate any external distribution of Exchange Data for any reason or no reason, in which event Bats shall notify Data Recipient and Data Recipient shall cease retransmitting Exchange Data as soon as commercially practicable.

9. Use of Name. Bats shall not: (a) advertise, publicly announce or otherwise state that it is providing services to Data Recipient or its affiliates or (b) use the name of Data Recipient or any affiliate thereof in any advertising or promotional materials, including but not limited to, any published list of data recipients or other clients in its web site displays, without the prior written consent of Data Recipient.

10. Right to Audit. During the term of this Agreement and for a period 12 months thereafter, Data Recipient shall make its premises available to Bats or its appointed agent for physical inspection of Data Recipient's use of Exchange Data (including review of any records regarding the use of, or redistribution of, the Exchange Data and locations where the Exchange Data is being received), during normal business hours, upon reasonable advance notice, to verify the accuracy of reports in accordance with Exchange Requirements and to ensure that the type and amount of fees, if any, calculated or stated to be payable to Bats are complete and accurate. While on Data Recipient's premises, Bats or its appointed designee shall comply with Data Recipient's written standard security policies and procedures to the extent made known by Data Recipient to Bats or its appointed designee. In no event will Bats or its appointed agent audit Data Recipient more than once in any 12 month period, unless necessary due to a reasonable suspicion of non-compliance with any material provision of this Agreement. Data Recipient shall comply promptly with any reasonable request from Bats for information regarding Data Recipient's receipts, usage, processing, display and redistribution of Exchange Data. The costs of such audit shall be borne by Bats unless such audit reveals an underpayment by Data Recipient of 10% or more or a material breach of the rights or licenses granted to Data Recipient under this Agreement; in such case, Data Recipient shall reimburse Bats for its costs and expenses in conducting such audit, to the extent that such costs and expenses are commensurate with industry standards.

11. Qualification Requirements; Data Recipient Indemnification. Except as otherwise set forth in this Agreement, Data Recipient shall only furnish, or cause or permit to be furnished, all or any part of Exchange Data to a Data User who, at the time of receipt thereof, is of a type qualified (as set forth in applicable Exchange Requirements) to receive Exchange Data from Data Recipient. Data Recipient agrees that Bats may have different qualification requirements for different Data Users.

Data Recipient may have an obligation to obtain an executed Subscriber Agreement from External Subscribers or cause Data Feed Subscribers to execute a Bats Global Markets, Inc. Data Agreement with Bats. Data Recipient shall have no obligation to obtain an executed Subscriber Agreement from External Subscribers if Data Recipient represents and warrants that it has, or will have in place before distributing Exchange Data to any External Subscriber, a legally valid and enforceable Data Recipient Account Agreement with such External Subscriber.

Data Recipient may use a Service Facilitator to facilitate the dissemination of Exchange Data in Data Recipient's service, provided that Data Recipient has a legally valid and enforceable contract with such Service Facilitator, prior to distributing any Exchange Data to any Service Facilitator, that: (a) includes all limitations on the Service Facilitator's right to redistribute Exchange Data; and (b) protects Bats and the Bats Indemnified Parties to the same extent as if the Service Facilitator had signed a Bats Global Markets, Inc. Data Agreement with Bats directly.

Data Recipient shall indemnify Bats, all Bats Indemnified Parties and any third parties that provide information, goods, and services to Bats in connection with the creation of Exchange Data against any assertion of claims or losses relating against the Bats Indemnified Parties made by an External Subscriber who receives Exchange Data from Data Recipient (or any Person relying upon Exchange Data received by such a Data User) arising from Data Recipient's election to distribute Exchange Data to such External Subscriber pursuant to this Section 11 rather than presenting the Subscriber Agreement to such Persons. In terms of recordkeeping and retention, Data Recipient Account Agreements shall be subject to applicable Exchange Requirements. In the event of a dispute with Data User(s) relating to Exchange Data, Data Recipient agrees to provide Bats with copies of the relevant portions of the Data Recipient Account Agreements. In the text of a Subscriber Agreement, Data Recipient may be referenced as "Vendor".

If any Data User fails to comply with any of the terms or conditions of this Agreement applicable to Data Users, its agreement with Data Recipient for Exchange Data, or any other agreement between Data User and Bats (including the Additional Agreements), or has made any representation in any such agreement which was or has become untrue, then Data Recipient shall, within 5 business days after receipt of notice from Bats of such failure or untruth, cease providing Exchange Data to such Data User and shall, within 10 business days following the receipt of such notice, confirm such cessation by notice to Bats. Data Recipient shall be solely responsible for the acts and omissions of Internal Subscribers. If a Data User is to be terminated under this provision, then Bats will request all Data Recipients to cease providing Exchange Data to such Data User.

12. Modifications; Fees. Data Recipient acknowledges and agrees that nothing in this Agreement constitutes an undertaking by Bats to continue: (a) Exchange Data, the System, or any aspect of either, in the present form or configuration or under the current Bats Specifications; or (b) to use existing communications facilities. Bats, in its sole discretion, may make modifications, additions, and/or deletions: (i) to Exchange Data, the System, or any aspect of either; (ii) to the Bats Specifications; (iii) to its communications facilities; or (iv) to Bats' decisions, policies, operating procedures, requirements, and other documentation (including, but not limited to, specifications, user guides and the Additional Agreements). Bats will use commercially reasonable efforts to provide Data Recipient with at least 60 days' notice of any material modification, addition, or deletion, except to the extent a shorter period is: (x) required due to any situation that necessitates modifications, additions, or deletions on an accelerated basis or otherwise precludes such advance notice, or (y) required pursuant to an order of a court, an arbitrator or a regulatory agency.

Data Recipient agrees to make timely payment of Connectivity Fees and Data Fees, as well as any applicable late fees for the failure to make payment within the required time period. The amount of applicable Connectivity Fees and Data Fees shall be set forth in Exchange rules or posted on the Bats' web site. Connectivity Fees and Data Fees are payable within 30 days of the invoice date. Data Recipient will be solely responsible for any and all other telecommunications costs and all other expenses incurred in connecting to and maintaining its connection to, Exchange. Failure to make payments within 30 days from the invoice date may result in suspension or termination of distribution of Exchange Data by Bats to Data Recipient. Data Recipient agrees to pay Bats a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute. Subject to the Act, Bats reserves the right to change its fee schedule, including Connectivity Fees and Data Fees applicable to Data Recipient. Bats will use commercially reasonable efforts to provide advance notice to Data Recipient (delivered via email and posted to Bats' web site) of any changes to Connectivity Fees. Bats will use commercially reasonable efforts to provide at least 60 days advance notice to Data Recipient (delivered via email and posted to Bats' web site) of any changes to Data Fees, provided, however, that such notice shall be not less than 30 days prior to the effectiveness of the change. **Receipt or use of Exchange Data after the applicable notice period for any modification, addition, or deletion shall constitute acceptance of Exchange Data, Connectivity Fees, Data Fees, the System, the Bats Specifications, or other decisions, policies, operating procedures, requirements, and other documentation as so changed.**

All Data Users shall be either Data Recipient Invoiced Subscribers or Bats Invoiced Subscribers. Data Recipient is not required to actually invoice Data Recipient Invoiced Subscribers, but, in any event, Data Recipient shall be responsible for the charges associated with the Data Recipient Invoiced Subscribers. Data Recipient shall bear all risk of non-payment by Data Recipient Invoiced Subscribers or by Data Users for whom Data Recipient is responsible for the charges. Bats will bear the risk of non-payment by Bats Invoiced Subscribers. Data Recipient shall reasonably cooperate with Bats in any lawful efforts by Bats to collect unpaid charges due Bats from current or former Bats Invoiced Subscribers. Data Recipient may choose to pay Bats any charges due on behalf of any Data User. Upon Data Recipient's payment to Bats on behalf of any Data User of any charges due hereunder, Data Recipient shall be subrogated to any and all rights of Bats to recover such charges.

In addition, for Data Recipient Invoiced Subscribers, Data Recipient shall pay any taxes, charges or assessments (other than taxes imposed on the net income of Bats) by any foreign or domestic national, state, provincial or local government bodies, or subdivisions thereof relating to the provision of Exchange Data pursuant to this Agreement, and any related penalties or interest. In addition, if Data Recipient or any Data Recipient Invoiced Subscriber is required by applicable law to deduct or withhold any such tax, charge or assessment from the amounts due Bats, then such amounts due shall be increased so that the net amount actually received by Bats after the deduction or withholding of any such tax, charge or assessment, will equal one hundred percent (100%) of the charges that are owed.

13. Term and Termination. This Agreement, subject to earlier termination in accordance with its terms, shall continue until it is terminated either by Data Recipient on not less than 30 days' written notice to Bats or by Bats on not less than 60 days' written notice to Data Recipient. Notwithstanding the foregoing, this Agreement may be terminated immediately upon written notice by Bats in the event that (a) Data Recipient is not permitted or not able to receive or Bats is prevented from disseminating Exchange Data, or any part thereof; (b) any representation, warranty or certification made by Data Recipient in this Agreement or in any other document furnished by Data Recipient is, as of the time made or furnished, materially false or misleading; (c) Data Recipient proceeds with a proposed action which would result in a default of its obligations or covenants under this Agreement or in a breach of any representation, warranty or certification, which is material to Bats for regulatory, commercial or other reasons, made by Data Recipient in connection herewith, after Bats has notified Data Recipient in writing that such proposed action would constitute a default or breach hereunder; or (d) Bats, in its sole reasonable discretion, determines that any failure on the part of Data Recipient to comply with this Agreement has or is likely to have a materially adverse impact on the operation or performance of the System, Exchange Data or any Exchange, or likely to cause disproportionate harm to Bats' interests should termination be delayed. The following Sections will survive the termination or expiration of this Agreement for any reason: 1, 6, 7, 9, 10, 11, 12, 13, 14, 15, 16, 17, 20, 22, 23, 24, and 26. Any terms and conditions of the Additional Agreements incorporated herein by reference which by their terms are stated to survive the termination or expiration of such Additional Agreements shall survive the termination or expiration of this Agreement.

14. Confidentiality. Under this Agreement, Bats (and any Bats designee conducting an audit pursuant to this Agreement) shall keep confidential Data Recipient's System Description and Data Recipient's records, reports and payments that Bats or its designee has reviewed or audited, and any other Data Recipient information or material reasonably considered to be of a confidential nature (whether or not designated as such), as well as any and all information received in connection with this Agreement, including but not limited to, business, financial, operational, product, service and other information. Data Recipient acknowledges that it may also obtain confidential information, data, or techniques of Bats (whether or not designated as such). All such confidential information, whether written or oral, shall be deemed confidential upon disclosure to the recipient. Except as otherwise set forth herein, the recipient shall use such confidential information solely for use consistent with the purposes of this Agreement; shall hold such confidential information in confidence; and shall not use, disclose, copy, or publish any such confidential information without the prior written approval of the disclosing party. The recipient shall take reasonable security precautions, including at least as great as the precautions it takes to protect its own confidential information, but no less than reasonable care, to keep confidential the confidential information of the disclosing party. The recipient shall notify the disclosing party immediately upon discovery of any unauthorized use or disclosure of confidential information, and will cooperate with disclosing party in every reasonable way to help disclosing party regain possession of the confidential information and prevent its further unauthorized use or disclosure. The parties acknowledge that monetary damages may not be a sufficient remedy for unauthorized disclosure of confidential information, and that disclosing party shall be entitled, without waiving any other rights or remedies, to such injunctive or equitable relief as may be deemed proper by a court of competent jurisdiction.

Notwithstanding anything herein to the contrary, Bats or Data Recipient may disclose confidential information to the extent: (a) demanded by a court, arbitrator or government agency with regulatory jurisdiction over one or more of Bats' markets or over Data Recipient or any judicial or government order; (b) necessary to fulfill any Bats or Data Recipient regulatory responsibility, including any responsibility over members and associated Persons under the Act; or (c) necessary for Bats or Data Recipient and their respective employees, directors, and other agents to use such confidential information consistent with the purposes of this Agreement. If a party is required to disclose information pursuant to clauses (a) and (b) immediately above, such party shall notify the disclosing party in writing, to the extent permitted by law or regulation, of such requirement prior to disclosing such information and provide the original disclosing party, at its expense, with an adequate opportunity to obtain a protective order or other reliable assurance that confidential treatment will be accorded to the confidential information. The duties in this Section 14 do not apply to data, information or techniques that: (i) were lawfully in a party's possession prior to the date of this Agreement, provided the source of that information was not known by recipient to be bound by a confidentiality agreement with or other continual, legal or fiduciary obligation of confidentiality to disclosing party; (ii) is now, or hereafter becomes, through no act or failure to act on the part of recipient, generally known to the public; (iii) is rightfully obtained by recipient from a third party so long as the party does not know that the third party has breached any obligation not to reveal such data, information, or techniques; or (iv) can be demonstrated was independently developed by recipient without use or reference to the confidential information. All confidential information is and shall remain the property of the disclosing party. By disclosing confidential information to recipient, disclosing party does not grant any express or implied right to recipient to or under any patents, copyrights, trademarks, or trade secret information.

Bats shall not disclose its audit findings to any third parties (other than to its directors and independent consultants or subcontractors who are subject to confidentiality obligations or as otherwise set forth herein) and all information learned in connection with an audit shall constitute Data Recipient's confidential information. Notwithstanding the foregoing, nothing herein shall prevent Bats from using the audit findings to the extent the findings are used in the aggregate with other information and such aggregation does not (a) specifically identify Data Recipient or (b) create a context where Data Recipient's identity may be reasonably inferred.

15. LIMITATION OF LIABILITY; DISCLAIMER OF WARRANTIES. Absent fraud or willful misconduct by Bats, or a claim arising out of Bats' indemnification or confidentiality obligations set forth herein, Bats, its officers, directors, shareholders, employees, agents and consultants shall not be liable to Data Recipient or its affiliates, or to any Data User or its affiliates, for any inaccurate or incomplete Exchange Data received from Bats or from a Redistributor, any delays, interruptions, errors, or omissions in the furnishing thereof, or any direct, indirect or consequential damages arising from or occasioned by said inaccuracies, delays, interruptions, errors or omissions. DATA RECIPIENT EXPRESSLY

ACKNOWLEDGES THAT EXCHANGE DATA AND ANY AND ALL MATERIAL RELATED TO EXCHANGE DATA, INCLUDING BUT NOT LIMITED TO THE SYSTEM AND BATS SPECIFICATIONS, ARE BEING PROVIDED "AS IS." DATA RECIPIENT EXPRESSLY ACKNOWLEDGES THAT BATS DOES NOT MAKE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, WITH RESPECT TO EXCHANGE DATA, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTIES OR ANY WARRANTIES OF MERCHANTABILITY, QUALITY OR FITNESS FOR A PARTICULAR PURPOSE. ABSENT FRAUD OR WILLFUL MISCONDUCT BY BATS , ITS OFFICERS, DIRECTORS, EMPLOYEES, AGENTS AND CONSULTANTS SHALL NOT BE LIABLE TO DATA RECIPIENT, OR TO ANY RECIPIENT OF EXCHANGE DATA REDISTRIBUTED BY DATA RECIPIENT, FOR INDIRECT, CONSEQUENTIAL, EXEMPLARY, SPECIAL, INCIDENTAL OR PUNITIVE DAMAGES OF ANY NATURE, INCLUDING BUT NOT LIMITED TO, LOSS OF OR DAMAGE TO DATA, LOSS OF BUSINESS OR LOST PROFITS, ARISING FROM ANY CAUSE WHATSOEVER, EVEN IF BATS HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. ABSENT FRAUD OR WILLFUL MISCONDUCT BY DATA RECIPIENT, OR A CLAIM ARISING OUT OF DATA RECIPIENT'S INDEMNIFICATION OR CONFIDENTIALITY OBLIGATIONS SET FORTH HEREIN, DATA RECIPIENT, ITS OFFICERS, DIRECTORS, EMPLOYEES, AGENTS AND CONSULTANTS SHALL NOT BE LIABLE FOR INDIRECT, CONSEQUENTIAL, EXEMPLARY, SPECIAL, INCIDENTAL OR PUNITIVE DAMAGES OF ANY NATURE ARISING FROM ANY CAUSE WHATSOEVER, EVEN IF DATA RECIPIENT HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

16. Indemnification by Data Recipient. Absent fraud or willful misconduct by Bats or a claim arising out of Bats' indemnification or confidentiality obligations set forth herein, Data Recipient and its affiliates agree to indemnify and hold harmless Bats Indemnified Parties from and against any and all Claims and Losses imposed on or asserted against Bats Indemnified Parties by a third party resulting from, in connection with, or arising out of (a) any failure of Data User to comply with the terms and conditions of any Bats required agreement for Exchange Data if Data Recipient has failed to notify Bats in writing of such non-compliance within 10 days after Data Recipient knows of such non-compliance (unless such Data User is a party to a Bats Global Markets, Inc. Data Agreement); (b) any assertion of Claims and Losses relating to this Agreement against any Bats Indemnified Party made by any Data User (or any third party relying upon Exchange Data received by such Data User, unless such Data User is party to a Bats Global Markets, Inc. Data Agreement); (c) the receipt, use, or redistribution of Exchange Data in breach hereof by Data Recipient or its affiliates; and (d) any failure by Data Recipient or its affiliates to comply with its obligations under this Agreement; provided that: (i) Bats promptly notifies Data Recipient in writing of any claim, action, or allegation; however, failure to promptly notify Data Recipient of a claim shall not relieve Data Recipient of its indemnification obligations hereunder except to the extent that such failure prejudices the rights of Data Recipient; (ii) Data Recipient shall have sole control of the settlement and defense of any action to which this indemnity relates, but, upon Bats' request, shall inform Bats of the status of any proceedings or negotiations; and (iii) Bats reasonably cooperates to facilitate such defense. Data Recipient, in defending any such claim, action or allegation, except with the written consent of Bats Indemnified Parties, shall not consent to entry of any judgment or enter into any settlement which (A) does not include, as an unconditional term, the grant by the claimant to the Bats Indemnified Parties of a release of all liabilities in respect to such claim, action, or allegation and (B) subjects Bats Indemnified Parties to any obligation in addition to those set forth herein.

17. Indemnification by Bats. Bats agrees to indemnify, defend and hold harmless Data Recipient Indemnified Parties from and against all Claims and Losses imposed on or asserted against a Data Recipient Indemnified Party by a third party resulting from, in connection with, or arising out of a claim that Exchange Data, or Data Recipient's use thereof, or the System infringes any copyright, patent, trademark, trade secret or other intellectual property right; provided that: (a) Data Recipient promptly notifies Bats in writing of any claim, action, or allegation; however, failure to promptly notify Bats of a claim shall not relieve Bats of its indemnification obligations hereunder except to the extent that such failure prejudices the rights of Bats; (b) Bats shall have sole control of the settlement and defense of any action to which this indemnity relates, but, upon Data Recipient's request, shall inform Data Recipient of the status of any proceedings or negotiations; and (c) Data Recipient reasonably cooperates to facilitate such defense. Bats, in defending any such claim, action or allegation, except with the written consent of Data Recipient Indemnified Parties, shall not consent to entry of any judgment or enter into any settlement which (A) does not include, as an unconditional term, the grant by the claimant to the Data Recipient Indemnified Parties of a release of all liabilities in respect to such claim, action, or allegation and (B) subjects Data Recipient Indemnified Parties to any obligation in addition to those set forth herein.

Bats shall not have the obligation to indemnify, defend and hold harmless Data Recipient's Indemnified Parties for any and all Claims and Losses imposed on, incurred by or asserted against a Data Recipient Indemnified Party as a result of any allegation of infringement or misappropriation if the System, Exchange Data, or any Bats Specifications have not been used in accordance with this Agreement which resulted in such infringement or misappropriation, or if Data Recipient uses the System, Exchange Data, or any Bats Specifications after Bats notifies Data Recipient of a potential or actual infringement claim or to the extent it is based on use of a superseded version of the System, Exchange Data, or any Bats Specifications if such infringement or misappropriation would have been avoided by use of the current version of the System, Exchange

Data, or Bats Specifications or if the infringement or misappropriation claim, action, or allegation is the result of the combination, operation, or use of the System furnished timely to Data Recipient by Bats, Exchange Data, or any Bats Specifications with hardware, software, or materials if such infringement or misappropriation would have been avoided by the use of the System, Exchange Data, or any Bats Specifications without such hardware, software, or materials.

In the event of a claim, action or allegation of infringement or misappropriation or if, in Bats' reasonable opinion, such a claim, action or allegation is likely to occur or if the use of the System, Exchange Data, or any Bats Specifications is enjoined because of infringement or misappropriation, Bats may, at its sole option and expense, (i) procure for Data Recipient the right to continue using the System, Exchange Data, or any Bats Specifications; (ii) replace or modify the System, Exchange Data, or any Bats Specifications to be non-infringing, and require the return of the potentially infringing or misappropriating items, if applicable, without liability to Data Recipient or any other third party; or (iii) terminate this Agreement immediately without liability to Data Recipient (other than indemnification by Bats in accordance with this Section) or any third party.

This Section sets forth the entire liability of Bats and the exclusive remedy of Data Recipient for the infringement or misappropriation of intellectual property by Bats.

18. Assignment. This Agreement shall inure to the benefit of and shall be binding upon the parties hereto and their respective permitted successors and assigns. Data Recipient may not assign this Agreement without the prior written consent of Bats; provided, however, that Bats shall not unreasonably withhold such consent. Notwithstanding the foregoing, Data Recipient may assign this Agreement to (a) an affiliate or subsidiary; (b) a successor of Data Recipient, by consolidation, merger, or operation of law; or (c) a purchase of all or substantially all of Data Recipient's assets, in each case without the prior written consent of Bats, provided that Data Recipient (a) is not currently in breach of this Agreement or delinquent in any fees owed to Bats hereunder and (b) provides prior written notice to Bats. Bats may, as permitted by the Act, assign or transfer this Agreement or any of its rights or obligations hereunder to a related or an unrelated party upon prior written notice to Data Recipient.

19. Force Majeure. Neither party to this Agreement will be liable for delay or failure to perform its obligations hereunder (other than a failure to pay amounts when due) caused by an event that is beyond the party's control; provided, however, that such party will not have contributed in any way to such event.

20. Severability. Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement, and such provision shall be construed to be effective and valid to the fullest extent under applicable law.

21. Relationship of the Parties. Nothing herein shall be construed to create a joint venture or partnership between the parties hereto. Neither party hereto shall have any express or implied right or authority to assume or create any obligations on behalf of or in the name of the other party or to bind the other party to any contract, agreement, or undertaking with any third party.

22. Entire Agreement; Priority Rules; Amendment; Waiver. Notwithstanding anything in this Agreement to the contrary, the terms and conditions of any applicable Additional Agreements entered into by Data Recipient with the Exchange shall be incorporated herein by reference, and, together with this Agreement, shall constitute the complete and entire statement of all conditions and representations of the agreement between Bats and Data Recipient with respect to its subject matter and supersedes all prior writings or understandings, including, without limitation, any Exchange Data Vendor Agreement entered into with the Exchanges. If there is any conflict or inconsistency between this Agreement and any of the Additional Agreements with respect to the receipt or use of Exchange Data as contemplated herein, the following order of precedence shall apply, to the extent applicable to Data Recipient: (a) the Price List or Fee Schedule; (b) the Bats Data Feed Order Form and System Description, the Hotspot Data Feed Order Form and System Description and/or the Direct Edge System Description/Data Feed Request, as applicable; (c) this Agreement; (d) the User Agreement; and (e) any additional terms and conditions, policies or agreements entered into by Data Recipient with Bats or any of its subsidiaries or affiliates (including without limitation Direct Edge LLC) relating to the subject matter hereof.

Except as may otherwise be set forth in this Agreement, Bats may alter any term or condition of this Agreement or the Subscriber Agreement on 60 days' prior written notice to Data Recipient, and any receipt or use of Exchange Data after such date is deemed acceptance of the new term or condition. The means of notifying Data Recipient of such new term or condition may include, but not be limited to, emailing such term or condition to Data Recipient or posting such alteration on the Bats web site or a successor site upon written notice to Data Recipient. No failure on the part of Bats or Data Recipient to exercise, no delay in exercising, and no course of dealing with respect to any right, power, or privilege under the Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power, or privilege preclude any other or further exercise thereof or the exercise of any other right, power, or privilege under this Agreement.

23. Governing Law; Venue. This Agreement will be governed by and interpreted in accordance with the laws of the State of New York without giving effect to any choice or conflict of law provision or rule. Both parties submit to the jurisdiction of the state and federal courts in and for the State of New York for the resolution of any dispute arising under this Agreement.

24. Affiliates. Notwithstanding anything to the contrary in this Agreement, any affiliate of the Data Recipient is entitled to exercise the rights of Data Recipient set forth herein on behalf of itself, the Data Recipient, or any other affiliate of the Data Recipient, including, but not limited to, rights to use and distribute Exchange Data to other parties, subject to the terms of this Agreement. If this Agreement will be applicable to an affiliate, Data Recipient must submit a list of any such affiliate(s) to Bats. By submitting the names of its affiliate(s), Data Recipient agrees that the contact information set forth herein shall be deemed to be the contact information for each affiliate and that DATA RECIPIENT SHALL ASSUME ALL RESPONSIBILITY FOR AND WILL HOLD HARMLESS AND INDEMNIFY BATS AGAINST ANY ACTION OR INACTION BY AN AFFILIATE AS IF SUCH ACTION OR INACTION WERE THAT OF DATA RECIPIENT, AND DATA RECIPIENT AND ITS AFFILIATE(S) SHALL BE JOINTLY AND SEVERALLY LIABLE FOR ALL ACTIONS AND/OR INACTIONS OF THE OTHER(S). All of the rights and licenses granted to, and all obligations of, Data Recipient under this Agreement will apply to such affiliate(s) to the same extent as applicable to Data Recipient.

For purposes of this Agreement, an "affiliate" of Data Recipient shall include any entity that, from time to time, directly or indirectly Controls, is Controlled by, or is under common Control with Data Recipient. "Control" means the power to direct or cause the direction of the management or policies of another entity, whether through the ownership of voting securities, by contract, or otherwise. The Data Recipient may delegate any of its responsibilities, obligations or duties under or in connection with this Agreement to any affiliate of the Data Recipient or an authorized third party agent, which may discharge those responsibilities, obligations or duties on behalf of the Data Recipient in accordance with this Agreement.

25. Headings. Section headings are included for convenience only and are not to be used to construe or interpret this Agreement. All references contained herein to sections or subsections shall refer to the sections or subsections of this Agreement, unless specific reference is made to the sections or subsections of another document.

26. Cumulative Remedies. Except as otherwise limited herein, all rights and remedies provided in this Agreement are cumulative and not exclusive, and the exercise by either party of any right or remedy does not preclude the exercise of any other rights or remedies that may now or subsequently be available at law, equity, by statute, in any other agreement between the parties (including without limitation the Additional Agreements) or otherwise.

27. Counterparts. This Agreement may be executed in one or more counterparts, which shall each be considered an original but all of which shall constitute one and the same Agreement.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

Data Recipient: ______________________

Signature: ______________________

Printed Name: ______________________

Title: ______________________

Bats Global Markets, Inc., on behalf of itself and its subsidiaries and affiliates

Signature: ______________________

Printed Name: ______________________

Title: ______________________

Date: ______________________

Bats Global Markets, Inc.
Data Feed Order Form and System Description

☐ Initial Form ☐ Amended Form ☐ Add/Remove Data Feed Subscription

DATA RECIPIENT INFORMATION			
Company Name:			Date:
Address of Principal Office:			
City:		State:	Zip Code:
BILLING ADDRESS			
Address of Billing Office:			
City:		State:	Zip Code:
BUSINESS CONTACT		**BILLING CONTACT***	
Name:		Name:	
Title:		Title:	
Email:		Email:	
Phone:	Fax:	Phone:	Fax:
MARKET DATA ADMINISTRATOR**		**TECHNICAL CONTACT**	
Name:		Name:	
Title:		Title:	
Email:		Email:	
Phone:	Fax:	Phone:	Fax:

***The Billing Contact will be assigned a web log-in to manage the Data Recipient's monthly invoices via the Bats website.**
****The Market Data Administrator will be assigned a web log-in to manage the Data Recipient's monthly usage reporting.**

How will you receive Bats data?
☐ Directly from Bats or via an Extranet (complete Connectivity Section A)
☐ Through one or more Market Data Vendors (complete Connectivity Section B)
☐ Both (complete Connectivity Sections A and B)

CONNECTIVITY – SECTION A

BZX/BYX/EDGX/EDGA Data Center Location: ☐ Primary – Secaucus ☐ Secondary – Chicago ☐ PoP - Weehawken

Connection Type:

☐ New ☐ Existing

☐ Direct Connection (Co-Lo / Long Haul) ☐ 1G ☐ 10G ☐ Other: ____________ Protocol ☐ Multicast ☐ TCP

☐ Extranet

- ☐ Interactive Data
- ☐ NYSE (SFTI)
- ☐ Radianz
- ☐ IPC
- ☐ SAVVIS, Inc.
- ☐ TMX Atrium Networks
- ☐ TNS
- ☐ Other: ________________________________

CONNECTIVITY – SECTION B

Please identify all Vendors through which you will receive Bats Market Data:

DATA FEED SUBSCRIPTION / CHANGE REQUEST							
Bats BZX Exchange, Inc. (BZX)							
Data Feed (Protocol)	**Add**	**Remove**	**Digital Media License*** **	**Enterprise License*** **	**Real-Time**	**Historical**	**Effective Date**
BZX Depth of Book (Multicast / TCP)	☐	☐			☐	☐	
BZX Top (TCP / API)	☐	☐	☐	☐	☐	☐	
BZX Last Sale (TCP)	☐	☐	☐	☐	☐	☐	
BZX Book Viewer (API)	☐	☐	☐	☐	☐		
BZX Options Depth (Multicast)	☐	☐			☐	☐	

Bats BYX Exchange, Inc. (BYX)							
Data Feed	**Add**	**Remove**	**Digital Media License**	**Enterprise License**	**Real-Time**	**Historical**	**Effective Date**
BYX Depth of Book	☐	☐			☐	☐	
BYX Top	☐	☐	☐	☐	☐	☐	
BYX Last Sale	☐	☐	☐	☐	☐	☐	
BYX Book Viewer	☐	☐	☐	☐	☐		

Bats EDGX Exchange, Inc. (EDGX)							
Data Feed	**Add**	**Remove**	**Digital Media License**	**Enterprise License**	**Real-Time**	**Historical**	**Effective Date**
EDGX Depth of Book	☐	☐			☐	☐	
EDGX Depth Attributed	☐	☐			☐		
EDGX Top	☐	☐	☐	☐	☐	☐	
EDGX Last Sale	☐	☐	☐	☐	☐	☐	
EDGX Book Viewer	☐	☐	☐	☐	☐		
EDGX Options Depth	☐	☐			☐	☐	

Bats EDGA Exchange, Inc. (EDGA)							
Data Feed	**Add**	**Remove**	**Digital Media License**	**Enterprise License**	**Real-Time**	**Historical**	**Effective Date**
EDGA Depth of Book	☐	☐			☐	☐	
EDGA Top	☐	☐	☐	☐	☐	☐	
EDGA Last Sale	☐	☐	☐	☐	☐	☐	
EDGA Book Viewer	☐	☐	☐	☐	☐		

Bats One Feed							
Data Feed	**Add**	**Remove**	**Digital Media License**	**Enterprise License**	**Real-Time**	**Historical**	**Effective Date**
Bats One Summary (Multicast / TCP)	☐	☐	☐	☐	☐	☐	
Bats One Premium (Multicast / TCP)	☐	☐	☐	☐	☐	☐	

***Digital Media and Enterprise Licenses apply only to Exchange Top, Last Sale, Book Viewer, and Bats One.

SYSTEM DESCRIPTION	
Please provide a complete description of the system that makes use of Bats data, including the system name.	
Name / Version of Data System:	Name/Version of Entitlement System
Please provide a description of the system that make use of the Data, and/or the Entitlement System:	

Will your organization use Bats data internally? ☐ Yes ☐ No

Will your organization distribute Bats data to Affiliates****? ☐ Yes ☐ No
If yes, please complete the Bats Global Markets List of Affiliates.

**** "**Affiliate**" shall mean any entity that, from time to time, directly or indirectly, Controls, is Controlled by, or is under common Control with such party. "Control" means the power to direct or cause the direction of the management of policies of another entity, whether through the ownership of voting securities, by contract, or otherwise.

Will your organization distribute Bats data externally? ☐ Yes ☐ No
If yes, is the data distribution ☐ Controlled ☐ Uncontrolled or ☐ Both
Please provide information for all Data Recipients receiving uncontrolled Bats data from your organization.

DATA USER INFORMATION			
Company Name:			Date:
Address of Principal Office:			
City:		State:	Zip Code:
BUSINESS CONTACT		TECHNICAL CONTACT	
Name:		Name:	
Title:		Title:	
Email:		Email:	
Phone:	Fax:		Fax:
DATA USER INFORMATION			
Company Name:			Date:
Address of Principal Office:			
City:		State:	Zip Code:
BUSINESS CONTACT		TECHNICAL CONTACT	
Name:		Name:	
Title:		Title:	
Email:		Email:	
Phone:	Fax:		Fax:

DATA FROM OPTIONS PRICING REPORTING AUTHORITY (OPRA)

Dissemination of Bats Options data is limited to parties who have equivalent access to Consolidated Options Information disseminated by OPRA for the same classes or series of options that are included in the Proprietary Information. Access to consolidated Options Information and access to Proprietary Information are deemed "equivalent" if both kinds of information are equally accessible.

Indicate whether you currently receive data from OPRA: ☐ Yes ☐ No

If yes, please indicate which vendor provides your OPRA data:____________________________________

ADDITIONAL DATA FEEDS

HISTORICAL DATA

Data Recipients can subscribe to Bats Historical Depth of Book, Top of Book, and Last Sale data on a T+1 basis. Up to three months of data is available via download from the Bats website. Additional data can be uploaded to a 1TB hard drive for a single fee per drive.

A Bats web login account is required to subscribe to these Historical Data products. For assistance, please visit http://www.Batstrading.com/market_data/products/ or contact Bats Market Data Services at 212.378.8821 or marketdata@Bats.com.

OTHER DATA FEEDS

The Bats Auction Feed will continue to be provided to Data Recipients upon request. To request a subscription, please contact Bats Market Data Services at 212.378.8821 or marketdata@Bats.com.

I certify that the information provided within the System Description is accurate.

________________________	________________________
Signature of Data Recipient Authorized Representative	Title
________________________	________________________
Printed Name	Date

Bats Global Markets, Inc.
List of Affiliates

This List of Affiliates is for the Bats Global Markets, Inc. Data Agreement.

"Affiliate" shall mean any entity that, from time to time, directly or indirectly, Controls, is Controlled by, or is under common Control with such party. "Control" means the power to direct or cause the direction of the management of policies of another entity, whether through the ownership of voting securities, by contract, or otherwise.

By submitting the names of its Affiliate(s), Data Recipient agrees that the contact information set forth herein shall be deemed to be the contact information for each Affiliate, as may be modified by Data Recipient from time to time, and that DATA RECIPIENT SHALL ASSUME ALL RESPONSIBILITY FOR AND WILL HOLD HARMLESS AND INDEMNIFY BATS GLOBAL MARKETS, INC. AND ITS AFFILIATES AGAINST ANY ACTION OR INACTION BY AN AFFILIATE OF DATA RECIPIENT AS IF SUCH ACTION OR INACTION WERE THAT OF DATA RECIPIENT, AND, DATA RECIPIENT AND ITS AFFILIATE(S) SHALL BE JOINTLY AND SEVERALLY LIABLE FOR ALL ACTIONS AND/OR INACTIONS OF THE OTHER(S).

Data Recipient may regard changes to the table below as accepted by Bats unless Bats notifies Data Recipient of an objection within 30 days of receipt of notification of the change.

NAME OF AFFILIATE	REGISTERED ADDRESS

**Attach additional page(s) as necessary.*

I certify that the information provided on this List of Affiliates is complete and accurate.

____
Data Recipient Name

______________________________ ______________________
Signature of Data Recipient Authorized Representative Title

______________________________ ______________________
Printed Name Date

Bats Global Markets, Inc.
Subscriber Agreement

Vendor may not modify or waive any term of this Agreement. Any attempt to modify this Agreement, except by Bats Global Markets, Inc. or its affiliates (collectively, "Bats"), is void.

This Bats Global Markets, Inc. Subscriber Agreement (this "Agreement"), with an effective date as of the last date executed on the signature page hereof, is made by and between the vendor referenced below ("Vendor") and the subscriber referenced below ("Subscriber").

1. Definitions. Capitalized terms used herein shall have the meanings set forth in this Section 1.

"Claims or Losses" shall mean any and all liabilities, obligations, losses, damages, penalties, claims, actions, suits, costs, judgments, settlements and expenses of any nature, whether incurred by or issued against an indemnified party or a third-party, including, without limitation, (a) indirect, special, punitive, consequential or incidental loss or damage, and (b) administrative costs, investigatory costs, litigation costs and auditors' and attorneys' fees and expenses (including in-house personnel).

"Exchange Data" shall mean certain data and other information relating to securities or other financial instruments, products, vehicles or devices; or relating to Persons regulated by Bats or to activities of Bats; or gathered by Bats from other sources.

"Non-Professional Subscriber" shall mean any natural person who is <u>not</u>: (a) registered or qualified in any capacity with the SEC, the Commodities Futures Trading Commission, any state securities agency, any securities exchange or association, or any commodities or futures contract market or association; (b) engaged as an "investment advisor" as that term is defined in Section 202(a)(11) of the Investment Advisors Act of 1940 (whether or not registered or qualified under that Act); or (c) employed by a bank or other organization exempt from registration under federal or state securities laws to perform functions that would require registration or qualification if such functions were performed for an organization not so exempt.

"Person" shall mean any individual, corporation, limited liability company, trust, joint venture, association, company, limited or general partnership, unincorporated organization, or other entity.

"Professional Subscriber" shall mean all other Persons who do not meet the definition of Non-Professional Subscriber.

"SEC" shall mean the U.S. Securities and Exchange Commission.

"Subscriber" shall mean, collectively, all Non-Professional Subscribers and Professional Subscribers.

"Vendor" shall mean "Data Recipient," as that term is defined in the Bats Global Markets, Inc. Data Agreement, as may be modified from time to time.

"Vendor's Service" shall mean the service from a Vendor, including the data processing equipment, software, and communications facilities related thereto, for receiving, processing, transmitting, using, and disseminating Exchange Data to or by Subscriber.

2. Use of Data. Subscriber may not sell, lease, furnish or otherwise permit or provide access to Exchange Data to any other Person or to any other office or place. Subscriber will not engage in the operation of any illegal business use or permit anyone else to use Exchange Data, or any part thereof, for any illegal purpose or violation of any Bats or SEC rule or regulation. Subscriber may not present Exchange Data rendered in any unfair, misleading, or discriminatory format. Subscriber shall take reasonable security precautions to prevent unauthorized Persons from gaining access to Exchange Data.

<u>Use by Non-Professional Subscribers</u>. Exchange Data is licensed only for personal use by a Non-Professional Subscriber. By representing to Vendor that Subscriber is a Non-Professional Subscriber, or by continuing to receive Exchange Data at a Non-Professional Subscriber rate, Subscriber is affirming to Vendor and Bats that Subscriber meets the definition of Non-Professional Subscriber as set forth herein. A Non-Professional Subscriber shall comply promptly with any reasonable request from Bats, or its designee, for information regarding the Non-Professional Subscriber's receipt, processing, display, use, and redistribution of Exchange Data.

Use by Professional Subscribers. Exchange Data is licensed for internal business use and/or personal use by a Professional Subscriber. Professional Subscriber may, on a non-continuous basis, furnish limited amounts of Exchange Data to customers in written advertisements, correspondence, or other literature during voice telephonic conversations not entailing computerized voice, automated information inquiry systems, or similar technologies. Professional Subscriber shall make its premises available to Bats, or its designee, for physical inspection of Vendor's Service and of Professional Subscriber's use of Exchange Data (including review of any records regarding use of or access to Exchange Data and the number and locations of all devices that receive Exchange Data), all at reasonable times and upon reasonable notice, to ensure compliance with this Agreement.

3. Proprietary Data. Bats grants to Subscriber a non-exclusive, non-transferable license during the term of the Agreement to receive Exchange Data distributed to it by Vendor and, thereafter, to use such Exchange Data as permitted under the terms of this Agreement and all applicable laws, statutes, rules, and regulations of Bats and the SEC, including but not limited to, Bats' rule filings, Bats' decisions and interpretations and any specifications or successors of such laws, statutes, rules, and regulations. Subscriber acknowledges and agrees that Bats and its affiliates have proprietary rights to Exchange Data that originates on or is derived from markets regulated or operated by Bats and compilation or other rights to Exchange Data gathered from other sources. Subscriber further acknowledges and agrees that Bats' third-party information providers have exclusive proprietary rights to their respective information. In the event of any misappropriation or misuse by Subscriber or anyone who accesses Exchange Data through Subscriber, Bats or its third-party information providers shall have the right to obtain injunctive relief for its respective materials. Subscriber shall attribute the source of Exchange Data as appropriate under all circumstances.

4. Payment. Subscriber shall assume full and complete responsibility for the payment of any taxes, charges, or assessments imposed on Subscriber or Bats (except for U.S. federal, state, or local incomes taxes, if any, imposed on Bats) by any foreign or domestic national, state, provincial, or local governmental bodies, or subdivisions thereof, and any penalties or interest relating to the provision of Exchange Data to Subscriber. Interest shall be due from the date of the invoice to the time that the amounts that are due have been paid. To the extent permitted by applicable law, Subscriber acknowledges and agrees that the termination of Vendor's Services for failure to make payments shall not be considered an improper limitation of access by Bats. For Professional Subscribers, if any payment is due directly to Bats under this Agreement, payment in full is due Bats in immediately available funds within 30 days of the date of an invoice, whether or not use is made of, or access it made to, Exchange Data. Subscriber agrees to pay Bats a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute.

5. System. Subscriber acknowledges that Bats, in its sole discretion, may from time to time make modifications to its system or Exchange Data. Such modifications may require corresponding changes to be made to Vendor's Service. Changes or the failure to make timely changes by Vendor may sever, delay, or otherwise affect Subscriber's access to or use of Exchange Data. Bats shall not be responsible for any such effects. Bats does not endorse or approve any Vendor, Vendor's Service or equipment utilized by Vendor or Subscriber.

6. Limitation of Liability.

Bats, its officers, directors, shareholders, employees, agents and consultants shall not be liable to Subscriber or to any other Person for any inaccurate or incomplete Exchange Data received from Bats or from Vendor, any delays, interruptions, errors, or omissions in the furnishing thereof, or any direct, indirect or consequential damages arising from or occasioned by said inaccuracies, delays, interruptions, errors or omissions.

This Section shall not relieve Bats, Vendor, Subscriber, or any other Person from liability for damages that result from their own gross negligence or willful tortious misconduct or from personal injury or wrongful death claims.

Bats, Vendor, and Subscriber understand and agree that the terms of this Section reflect a reasonable allocation of risk and limitation of liability.

7. Disclaimer of Warranties. SUBSCRIBER EXPRESSLY ACKNOWLEDGES THAT BATS AND ITS THIRD-PARTY INFORMATION PROVIDERS DO NOT MAKE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTIES OR ANY WARRANTIES OF MERCHANTABILITY, QUALITY OR FITNESS FOR A PARTICULAR PURPOSE.

8. Third-Party Information Providers' Limitation of Liability. Bats' third-party information providers shall have no liability for any damages, whether direct or indirect, whether lost profits, indirect, special, or consequential damages of Subscriber or any other Person seeking relief through Subscriber relating to the accuracy of or delays or omissions in any Exchange Data provided by Bats' third-party information providers, even if the third-party information providers have been advised of the possibility of such damages. In no event will the liability of the third-party information providers or their affiliates to Subscriber or any other Person seeking relief through Subscriber pursuant to any cause of action, whether in contract, tort, or otherwise, exceed the fee paid by Subscriber or any other Person seeking relief through Subscriber, as applicable.

9. Claims and Losses. Subscriber agrees to indemnify and hold harmless Bats, its owners, subsidiaries, affiliates, officers, directors, employees, agents, and any related Persons from any and all Claims or Losses imposed on, incurred by, or asserted as a result of or relating to: (a) any noncompliance by Subscriber with the terms and conditions hereof; and (b) any third-party actions related to Subscriber's receipt and use of Exchange Data, whether authorized or unauthorized under this Agreement. Each party agrees to indemnify and hold harmless (and in every case, Bats shall be permitted to solely defend and settle) another party (including Bats) and their owners, subsidiaries, affiliates, officers, directors, employees, agents, and any related Persons, against any Claims or Losses arising from, involving, or relating to a claim of infringement or other violation of an intellectual property right by the indemnifying party provided that: (a) the indemnified party promptly notifies the indemnifying party in writing of the Claims or Losses; and (b) the indemnified party reasonably cooperates in the defense of the Claims or Losses.

10. Termination. Subscriber acknowledges that Bats, when required to do so in fulfillment of statutory obligations or otherwise, may by notice to Vendor unilaterally limit or terminate the right of any or all Persons to receive or use Exchange Data, or any part thereof, and that Vendor shall immediately comply with any such notice and terminate or limit the furnishing of Exchange Data and confirm such compliance by written notice to Bats. Any affected Person will have available to it such procedural protections as are provided by the Securities Exchange Act of 1934 (the "Act") and applicable rules and regulations thereunder. In addition to the termination rights permitted under any agreement Subscriber may have with Vendor, this Agreement may be terminated by Subscriber upon 30 days' written notice to Vendor and by Bats upon 30 days' written notice either to Vendor or Subscriber. In the event of Subscriber's breach, the discovery of the untruth of any representation or warranty of Subscriber, or where directed by the SEC in its regulatory authority, Bats may terminate this Agreement upon not less than 3 days' written notice to Subscriber provided either by Bats or Vendor.

11. Notices. All communications required to be given in writing to Bats under this Agreement shall be directed to:

Bats Global Markets, Inc.
8050 Marshall Drive, Suite 120
Lenexa, KS 66214
Attn: Legal Department

Direct communication to Subscriber at the last address known to Vendor shall be considered given (a) upon actual receipt if delivered by email, or (b) upon posting the notice or other communication on www.bats.com or a successor site. Subscriber promptly shall give written notice to Vendor of any change in the name or place of residence or business at which Exchange Data is received.

12. Assignment. This Agreement shall inure to the benefit of and shall be binding upon the parties hereto and their respective permitted successors and assigns. Neither Vendor nor Subscriber shall assign this Agreement (including by operation of law) without the prior written consent of Bats, provided, however, that Bats shall not unreasonably withhold such consent. Notwithstanding the foregoing, Vendor or Subscriber may assign this Agreement to an affiliate or subsidiary without the prior written consent of Bats, provided that the assigning party is not currently in breach of this Agreement or delinquent in any fees owed to Bats. Bats may, as permitted by the Act, assign or transfer this Agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to Vendor and Subscriber.

13. Severability. Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement.

14. Entire Agreement; Amendment; Waiver. This Agreement constitutes the complete and entire agreement of the parties to this Agreement with respect to its subject matter and supersedes all prior writings or understandings. If there is any conflict and/or inconsistency between this Agreement and Vendor's agreement with Subscriber, the terms of this Agreement shall prevail as between Bats and Subscriber. Bats may modify any term of this Agreement upon 60 days' written notice either to Vendor or Subscriber, and any use of Exchange Data after such date shall be deemed acceptance of the new term or condition. No failure on the part of Bats or Subscriber to exercise, no delay in exercising, and no course of dealing with respect to any right, power, or privilege under the Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power, or privilege preclude any other or further exercise thereof or the exercise of any other right, power, or privilege under this Agreement.

15. Governing Law; Venue. This Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. Subscriber hereby submits to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Agreement.

16. Headings. Section headings are included for convenience only and are not to be used to construe or interpret this Agreement. All references contained herein to sections or subsections shall refer to the sections or subsections of this Agreement, unless specific reference is made to the sections or subsections of another document.

17. Third-Party Beneficiary. Vendor and Subscriber hereby designate Bats as a third-party beneficiary of this Agreement, having the right to enforce any provision herein.

18. Cumulative Remedies. Except as otherwise limited herein, all rights and remedies provided in this Agreement are cumulative and not exclusive, and the exercise by either party of any right or remedy does not preclude the exercise of any other rights or remedies that may now or subsequently be available at law, equity, by statute, in any other agreement between the parties (including without limitation the Additional Agreements) or otherwise.

19. Counterparts. This Agreement may be executed in one or more counterparts, which shall each be considered an original but all of which shall constitute one and the same Agreement.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

To execute this Agreement, you must be 18 years of age and you must designate yourself as either a Non-Professional Subscriber or Professional Subscriber (see Section 2 above).

Subscriber Type: ☐ Individual – Complete Section A.

☐ Firm or Organization – Complete Section B.

A. Individual Subscriber Information

Subscriber Name:____

Signature:____ Date:____________

Subscriber Status: ☐ **Professional** ☐ **Non-Professional***

**To qualify as a Non-Professional Subscriber, you must meet all of the terms set forth in Section 2 of the Agreement.*

B. Organizational Subscriber Information

Subscriber Organization Name:_________________________________

Representative Name:____ Title:__________________

Signature:____ Date:__________________

**The Representative must be authorized in writing by the organization or firm to execute the Agreement. Bats may request documentation evidencing this authority.*

Vendor Information (for Vendor or Data Provider Use Only)

Vendor Name:____

Representative Name:____ Title:__________________

Signature:____ Date:__________________

**The Representative must be authorized in writing by Vendor to execute the Agreement. Bats may request documentation evidencing this authority.*

Bats Global Markets, Inc.
Service Facilitator List

This Service Facilitator List is for the Bats Global Markets, Inc. Data Agreement.

DATA RECIPIENT INFORMATION	
Company Name:	Date:

SERVICE FACILITATOR INFORMATION		
Company Name:		Date:
Address of Receipt of Exchange Data:		
City:	State:	Zip:
BUSINESS CONTACT		
Name:	Email:	
Title:	Phone:	
Description of service provided:		
DATA DISTRIBUTION: ☐ Controlled ☐ Uncontrolled		
Will the Service Facilitator be responsible for reporting data feed usage on behalf of the Data Recipient? ☐ Yes ☐ No		

SERVICE FACILITATOR INFORMATION		
Company Name:		Date:
Address of Receipt of Exchange Data:		
City:	State:	Zip:
BUSINESS CONTACT		
Name:	Email:	
Title:	Phone:	
Description of service provided:		
DATA DISTRIBUTION: ☐ Controlled ☐ Uncontrolled		
Will the Service Facilitator be responsible for reporting data feed usage on behalf of the Data Recipient? ☐ Yes ☐ No		

**Attach Additional pages(s) as necessary*

I certify that the information provided on this Service Facilitator List is complete and accurate.

____
Data Recipient Name

______________________________ ______________________________
Signature of Data Recipient Authorized Representative Title

______________________________ ______________________________
Printed Name Date

Bats Global Markets, Inc.
External Controlled Data Distributor Trial Addendum

This Bats Global Markets, Inc. External Controlled Data Distributor Trial Addendum (this "Addendum") amends and supplements the Bats Global Markets, Inc. Data Agreement (including any amendments thereto, the "Data Agreement") entered into between Bats Global Markets, Inc., a Delaware corporation ("Bats"), and the External Controlled Data Distributor referenced below ("ECDD"). Capitalized terms used and not defined in this Addendum shall have the respective meanings set forth in the Data Agreement.

A. ECDD qualifies as an External Controlled Data Distributor, as specified in the Bats Global Markets, Inc. U.S. Market Data Policies (as may be amended by Bats in its discretion from time to time, the "Policies").

B. ECDD desires to offer Exchange Data to Data Users on a trial basis.

C. Bats is willing to permit such distribution of Exchange Data to Data Users on a trial basis, subject to the terms and conditions of this Addendum.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Bats and ECDD agree as follows:

1. Trial. ECDD may provide Exchange Data to Data Users on a trial basis, solely in accordance with the Trial Usage terms and conditions set forth in the Policies.

2. Disclaimer and Limitation. ECDD ACKNOWLEDGES AND AGREES THAT (A) ANY AND ALL EXCHANGE DATA PROVIDED UNDER THIS ADDENDUM IS PROVIDED ON AN "AS IS," "AS AVAILABLE" BASIS, WITHOUT WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED, (B) AS BETWEEN BATS AND ECDD, ECDD SHALL BE SOLELY RESPONSIBLE FOR ALL DISTRIBUTION AND USE OF ANY EXCHANGE DATA PURSUANT TO THIS ADDENDUM, AND (C) UNDER NO CIRCUMSTANCES SHALL BATS, ANY EXCHANGE OR ANY OTHER AFFILIATES OF BATS HAVE ANY LIABILITY FOR ANY EXPENSES, COSTS, DAMAGES, LOSSES AND LIABILITIES OF ANY NATURE WHATSOEVER, INCLUDING WITHOUT LIMITATION DIRECT, INDIRECT, CONSEQUENTIAL, SPECIAL, PUNITIVE OR INDIVIDUAL DAMAGES, LOST PROFITS, OR TRADING LOSSES, REGARDLESS OF THE FORM OF ACTION, AND WHETHER OR NOT FORESEEABLE, ARISING OUT OF THIS ADDENDUM OR ANY USE OF, INABILITY TO USE, OR RELIANCE UPON ANY EXCHANGE DATA PROVIDED HEREUNDER.

3. Indemnification. ECDD shall indemnify and hold harmless Bats Indemnified Parties from and against any and all Claims and Losses imposed on or asserted against Bats Indemnified Parties by a third party resulting from, in connection with, or arising out of (a) any distribution by ECDD of Exchange Data under this Addendum, and/or (b) any use of, inability to use, or reliance upon any Exchange Data by any Data User to which ECDD provides Exchange Data on a trial basis, whether or not authorized by ECDD.

4. Miscellaneous. This Addendum amends and supplements the Data Agreement and all terms thereof are hereby incorporated by reference herein. In the event of any conflict between the terms of this Addendum and the terms of the Data Agreement, the terms of this Addendum shall control.

IN WITNESS WHEREOF, the parties hereto have caused this Addendum to be executed by their duly authorized officers.

External Controlled Data Distributor	**Bats Global Markets, Inc. on behalf of itself and its subsidiaries and affiliates**
Firm: ____________________	Signature: ____________________
Signature: ____________________	Printed Name: Bryan Harkins
Printed Name: ____________________	Title: EVP, Head of US Markets
Title: ____________________	Date: ____________________



Bats Global Markets, Inc.
U.S. Market Data Policies

Table of Contents

Bats Global Markets, Inc.
U.S. Market Data Policies

Under the terms of the Bats Global Markets, Inc. Data Agreement ("**Data Agreement**"), firms receiving Exchange Data must adhere to these Bats U.S. Market Data Policies (the "**Policies**"). These Policies cover the receipt, use, pricing, reporting, and distribution of Exchange Data. Unless otherwise specified, and except in the case of foreign currency trading data, references herein to "Exchange Data" refer to U.S. Exchange Data. For policies specific to the receipt, use, pricing, reporting, and distribution of European Exchange Data, including terminology and pricing unique to European Exchange Data, please refer to the Bats Chi-X Europe Market Data Policy available on the Bats Chi-X Europe website.

Bats Global Markets, Inc. ("**Bats**") reserves the right to update these Policies from time to time and will communicate any updates to Data Recipients via email and the Bats website. All capitalized terms used herein that are not defined below are defined in the Data Agreement.

1 Definitions

Controlled Data Distributor – A Data Recipient that (i) provides Exchange Data to a Data User (either an Internal Subscriber or an External Subscriber) and (ii) controls the entitlements of and display of information to such Data User. If the Data User is either an employee of the Controlled Data Distributor or an employee of an Affiliate of the Controlled Data Distributor identified on the Bats List of Affiliates (*i.e.*, an Internal Subscriber), such Controlled Data Distributor is considered to be an "**Internal Controlled Data Distributor**." If the Data User is not an employee of the Controlled Data Distributor or of an Affiliate thereof identified on the Bats List of Affiliates (*i.e.*, an External Subscriber), such Controlled Data Distributor is considered to be an "**External Controlled Data Distributor**."

Data Feed Subscriber – Any Data User outside of Data Recipient that (a) receives Exchange Data from Data Recipient and (b) for which Data Recipient cannot substantially control Exchange Data for the purposes of reporting usage or qualification.

Data Recipient – A third party that receives a data feed directly from Bats or through a third party that is an Uncontrolled Data Distributor and includes (a) any Person that receives and uses Exchange Data for internal purposes only, and (b) any Person that receives and distributes Exchange Data, in each case pursuant to and in accordance with the terms and conditions of this Agreement and Exchange Requirements.

Data User – Any Person that receives Exchange Data from Data Recipient.

Display Usage – The access to and/or use of Exchange Data by a Data User via a graphical user interface, application or other medium which displays Exchange Data.

Non-Display Usage – Any accessing, use, processing and/or consuming of Exchange Data that is not Display Usage, including but not limited to accessing, use, processing and/or consuming of Exchange Data by a machine or automated device for a purpose other than to display Exchange Data.

Non-Professional Data User – If working in the United States, a natural person who is not: (i) registered or qualified in any capacity with the Securities Exchange Commission, the Commodity Futures Trading Commission, any state securities agency, any securities exchange or association; any commodities or futures contract market or association; (ii) engaged as an "investment adviser" as that term is defined in Section 201(11) of the Investment Advisers Act of 1940 (whether or not registered or qualified under that Act); or (iii) employed by a bank or other organization exempt from registration under federal or state securities laws to perform functions that will require registration or qualification if such functions were performed for an organization not so exempt." Additionally, any natural person who works outside of the United States will also be considered a "Non-Professional Data User" if he or she is similarly situated as someone who would be considered a "Non-Professional Data User" in the United States.

Professional Data User - Any Data User other than a Non-Professional User.

Uncontrolled Data Distributor – A Data Recipient that is authorized by Bats to distribute Exchange Data externally to a customer that is not an Affiliate of Data Recipient where the Data Recipient does not control the entitlements of and display of information to such customer (*i.e.*, a "Data Feed Subscriber").

2 Display Requirements

Attribution

Each Data Recipient must identify Bats as the source of any Exchange Data through use of the name of the applicable Exchange – "**Bats BZX Exchange**", "**Bats BYX Exchange**", "**Bats EDGA Exchange**", "**Bats EDGX Exchange**", or "**Hotspot**" – on applicable depth of book displays of Exchange Data. Distributors of Bats quote or last sale information to Data Users must provide a prominent attribution message on all displays, including wall boards, tickers, mobile devices, and audio announcements on voice response services. In the case of a ticker, the attribution message should be interspersed with the Exchange Data at least every 90 seconds.

Quote/Last Sale Information Source	Required Attribution Message
BZX Depth, BZX Top, or BZX Last Sale	Bats BZX Real-Time Quote, Bats BZX Real-Time Last Sale or Bats BZX Real-Time Price
BYX Depth, BYX Top, or BYX Last Sale	Bats BYX Real-Time Quote, Bats BYX Real-Time Last Sale or Bats BYX Real-Time Price
EDGX Depth, EDGX Top, or EDGX Last Sale	Bats EDGX Real-Time Quote, Bats EDGX Real-Time Last Sale or Bats EDGX Real-Time Price
EDGA Depth, EDGA Top, or EDGA Last Sale	Bats EDGA Real-Time Quote, Bats EDGA Real-Time Last Sale or Bats EDGA Real-Time Price
Bats One	Bats One Real-Time Quote, Bats One Real-Time Last Sale or Bats One Real-Time Price[1]
Hotspot US Depth	Hotspot US Quote, Hotspot US Rate
Hotspot London Depth	Hotspot London Quote, Hotspot London Rate

If the Exchange Data is being provided on a delayed basis, the Data Recipient must appropriately attribute Exchange Data as delayed (*e.g.*, "**Data Delayed 15 Minutes**"). Alternatives for Exchange Data attribution on displays may be permitted with the prior written approval of Bats if the alternative accurately and unambiguously describes the source of the Exchange Data. Requests for alternative attribution may be made via email to *marketdata@bats.com*.

Marketing Materials

Each Data Recipient may use Bats' corporate name, the names of Bats' market data products, and the trademarks of Bats set forth in the Bats Brand Standards Manual available through contacting Bats Market Data Services at marketdata@bats.com in any marketing, publicity or advertising materials related to the business of the Data Recipient, *provided that* such use is solely for purposes of exercising Data Recipient's rights under the Data Agreement and is in compliance with the guidelines set forth in the Bats Brand Standards Manual.

3 Record Retention Requirements

Each Data Recipient must create and maintain complete and accurate books and records relating to the Data Recipient's performance of its obligations and exercise of its rights under the Data Agreement, including without limitation the receipt, use, display and distribution of Exchange Data and the administration of the Bats Subscriber Agreement or equivalent, if applicable.

4 Data Recipient Approval Requirements

Each firm that is requesting Exchange Data must complete and submit to Bats the following: (i) Data Agreement, (ii) List of Affiliates (if applicable); (iii) Exchange Data Order Form and System Description; and (iv) Service Facilitator List (if applicable). The Exchange Data Order Form and System Description requires firms to provide key contact information, identify the desired feed(s) and a description of the system that makes use of Exchange Data internally or if you are distributing externally, a description of the service(s) and Exchange Data you plan to provide to Data Users.

Each completed Data Agreement, List of Affiliates (if applicable), Exchange Data Order Form and System Description, and Service Facilitator List (if applicable) should be emailed to *marketdata@bats.com* for approval.

[1] Firms that distribute CTA consolidated volume must comply with the CTA Consolidated Volume Policy as provided on the CTA Plan website.

5 Distribution to Affiliates of Data Recipient

Any Data Recipient that distributes Exchange Data to one or more of its Affiliates must complete and submit the Bats List of Affiliates showing the Affiliate(s) receiving Exchange Data. An "**Affiliate**" is defined as any entity that, from time to time, directly or indirectly Controls, is Controlled by, or is under common Control with Data Recipient. "**Control**" means the power to direct or cause the direction of the management of policies of another entity, whether through the ownership of voting securities, by contract, or otherwise. By submitting the names of its Affiliate(s), the Data Recipient agrees that the contact information provided shall be deemed to be the contact information for each Affiliate.

One or more of the entities (each a "Connected Entity") that is part of the group comprised of the Data Recipient and the Affiliates listed on the List of Affiliates (collectively, the "Affiliate Group") is permitted to own connectivity with Bats to receive Exchange Data directly from Bats. Each Connected Entity shall be identified in writing to Bats. Any member of the Affiliate Group that also receives Exchange Data indirectly from another Data Recipient (in addition to a Connected Entity) that is an Uncontrolled Data Distributor is not required to complete and return to Bats a separate Data Agreement and Exchange Data Order Form and System Description. Rather that entity is bound by the same Data Agreement and other relevant documents executed by the applicable member of the Affiliate Group.

6 Uncontrolled Data Distributor Requirements

To become an Uncontrolled Data Distributor, the Data Recipient must describe, using the Exchange Data Order Form and System Description, its plan to distribute Exchange Data externally to any customer that is not an Affiliate of the Data Recipient.

Request Process

Uncontrolled Data Distributors are responsible for either (i) directing each prospective Data Recipient to download the required documents from the Bats website, or (ii) providing a hard copy of each required document to the prospective Data Recipient. Required documents include the following:

- Signed Data Agreement
- Completed and signed Exchange Data Order Form and System Description
- Completed and signed Bats List of Affiliates (if applicable)
- Completed and signed Bats Service Facilitator List (if applicable)

Approval Process

After the required documents have been completed, the prospective Data Recipient must submit the required documents to Bats (as described above) for approval. Bats will review the documents and may contact the Data Recipient directly for additional information. The review of the documents includes, but is not limited to, a review of the intended use of the Exchange Data and the entitlements.

Upon approval, Bats will notify both the Data Recipient and the Uncontrolled Data Distributor via fax or email. Once approved by Bats, the Uncontrolled Data Distributor is authorized to provide the approved Exchange Data to the Data Recipient. **A new Data Recipient may not receive Exchange Data until and unless Bats has specifically approved the distribution of the requested Exchange Data product.** Please note that if an Uncontrolled Data Distributor provides Exchange Data to an unapproved Data Recipient or releases any Exchange Data prior to Bats' approval, the Uncontrolled Data Distributor is responsible for paying Bats any fees and other charges that would have been assessed such Data Recipient during the unauthorized time frame had the Data Recipient and release of Exchange Data to such Data Recipient been approved.

7 Uncontrolled Data Distributor Reporting

Bats requires all Uncontrolled Data Distributors of Exchange Data to submit reports, on a monthly basis, providing firm and Exchange Data details (as described below) for each Data Feed Subscriber receiving the Exchange Data. Each such report must include the following:

- Each Data Recipient's name, contact information, and billing address
- Address at which each Data Recipient receives the Exchange Data

- Exchange (BZX, BYX, EDGA, EDGX, Hotspot US, Hotspot London or product name if the Exchange Data is an aggregate of multiple Bats exchanges)) and type of Exchange Data subscribed to by each Data Recipient
- The earliest date upon which each Data Recipient received or will receive such Exchange Data from the Uncontrolled Data Distributor (installation date)
- The last date upon which each Data Recipient received or will receive such Exchange Data from the Uncontrolled Data Distributor (termination date)

Uncontrolled Data Distributors may report to Bats by entering details directly or via upload files in CSV format. Monthly reporting for the prior month's activity is due on the 15th of the current month (*i.e.*, August 15th is the due date for July reporting).

Please contact marketdata@bats.com if you have any questions about reporting requirements. If you are newly reporting to Bats, a user login will be created for you to access the system.

8 Controlled Data Distributor Requirements and Reporting

Internal Controlled Data Distributors

Internal Controlled Data Distributors have the right to provide Exchange Data to employees of the Internal Controlled Data Distributor or any Affiliate thereof (*i.e.*, Internal Subscribers) identified on a Bats List of Affiliates submitted by the Internal Controlled Data Distributor to Bats.

Internal Controlled Data Distributors are not required to administer a Bats Subscriber Agreement or equivalent with Internal Subscribers. Only a Data Agreement, List of Affiliates (if applicable) and Exchange Data Order Form and System Description completed by the Internal Controlled Data Distributor is required to be submitted to Bats.

External Controlled Data Distributors

External Controlled Data Distributors must administer a Bats Subscriber Agreement **or equivalent** to each Data User, or External Subscriber, whether an individual or a firm (except for Trial Users as defined below). Bats will not administer this agreement or equivalent to an External Controlled Data Distributor's customers.

The Data Agreement specifies that External Controlled Data Distributors must administer Subscriber Agreements to all External Subscribers. If an External Controlled Data Distributor opts not to administer a Subscriber Agreement, then the External Controlled Data Distributor is required to indemnify Bats in the event of a claim by an External Subscriber or otherwise.

External Controlled Data Distributors have four options to administer the Bats Subscriber Agreement **or equivalent**.

Administration Options for the Bats Subscriber Agreement	
1. Data Recipient Indemnification	Data Recipient administers its own agreement to External Subscribers as an equivalent to the Bats Subscriber Agreement. Submission of a sample copy of the Data Recipient's agreement, and any amendments thereto, is required.
2. Incorporation by Reference	Data Recipient adds specific language into the Data Recipient's own agreement with the External Subscriber. Submission of a sample copy of the Data Recipient's agreement, and any amendments thereto, is required.
3. Online Click-Through Subscriber Agreement	Data Recipient offers the agreement via the Internet. Submission of a sample copy of the Data Recipient's agreement, and any amendments thereto, is required.
4. Hard Copy Subscriber Agreement	Data Recipient provides External Subscriber with a paper copy of the Bats Subscriber Agreement. Data Recipient retains executed

	originals, but does **not** submit the agreement to Bats.

Option 1 – Data Recipient Indemnification

Section 11 of the Data Agreement permits External Controlled Data Distributors to choose to indemnify Bats in lieu of administering the Bats Subscriber Agreement to each External Subscriber.

External Controlled Data Distributors that opt for indemnification are required to include certain basic protections and rights in their own legally enforceable customer agreements that ensure Bats is protected to the same extent as if the External Controlled Data Distributors had administered the Bats Subscriber Agreement to each External Subscriber. An External Controlled Data Distributor may then provide the Exchange Data immediately after administering its own account agreement to the External Subscriber.

External Controlled Data Distributors that opt for indemnification must follow these guidelines:

1. Prior to distributing the Exchange Data, the External Controlled Data Distributor will have in place a legally valid and enforceable contract (a "Data Recipient Account Agreement") with the External Subscriber that (i) governs the accounts held by the External Subscriber with the External Controlled Data Distributor through which the External Subscriber is entitled to access the Exchange Data, including any limitations on the External Subscriber's right to redistribute the Exchange Data, and (ii) protects Bats and the Bats Indemnified Parties (as defined in the Data Agreement) to the same extent as if the External Controlled Data Distributor had presented and the External Subscriber had signed the Bats Subscriber Agreement.
2. In terms of recordkeeping and retention, Data Recipient Account Agreements are subject to applicable Bats requirements. In the event of a dispute with External Subscriber(s) relating to the Exchange Data, the External Controlled Data Distributor agrees to provide Bats with copies of the relevant Data Recipient Account Agreements.
3. External Controlled Data Distributor must indemnify Bats, all Bats Indemnified Parties and any third parties against any assertion of claims or losses relating to the Exchange Data made by an External Subscriber who receives the Exchange Data from the External Controlled Data Distributor (or any person relying upon the Exchange Data received by such External Subscriber) arising from External Controlled Data Distributor's election to distribute Exchange Data to such External Subscriber under a Data Recipient Account Agreement rather than under a Bats Subscriber Agreement.

Option 2 – Incorporation by Reference

In lieu of administering the exact language of the Bats Subscriber Agreement to each Subscriber, External Controlled Data Distributors may choose to add specific language protecting Bats to their own legally valid and enforceable customer contract (each a "Data Recipient Account Agreement") in addition to offering a copy of the Bats Subscriber Agreement. Thus, by signing the Data Recipient Account Agreement, External Subscribers also assent to the standard Bats Subscriber Agreement terms.

External Controlled Data Distributors that opt for "Incorporation by Reference" must follow these instructions:

1. Include the language below prominently on the signature page of the Data Recipient Account Agreement. Prior to including this language in the Data Recipient Account Agreement, in the blank provided, insert the term in the Data Recipient Account Agreement that references the person receiving the information (*i.e.*, customer, account holder, subscriber, member, etc.).

   By executing this Agreement, ______________________, (known as "Subscriber" in the Bats Global Markets Holdings, Inc. Subscriber Agreement) agrees that:

   a. it has read and agrees to be bound by the Bats Global Markets Holdings, Inc. Subscriber Agreement, a copy of which is attached hereto;

   b. the Data Recipient/Vendor (i) is not an agent of Bats Global Markets Holdings, Inc.; (ii) is not authorized to add to or delete any terms of provisions from the Bats Global Markets Holdings, Inc. Subscriber Agreement; and (iii) is not authorized to modify any provision of the Bats Global Markets Holdings, Inc. Subscriber Agreement; and

c. **no provision has been added to or deleted from the Bats Global Markets Holdings, Inc. Subscriber Agreement and that no modifications have been made to it. Both the Subscriber and the person executing on behalf of the Subscriber warrant that the Subscriber is legally able to undertake the obligations set forth in and the signatory is duly authorized to bind the Subscriber to the Bats Global Markets Holdings, Inc. Subscriber Agreement.**

2. Provide each External Subscriber with a copy of the Bats Subscriber Agreement.

Once the Data Recipient Account Agreement is signed by both the External Subscriber and the External Controlled Data Distributor, and the External Subscriber has been provided a copy of the Bats Subscriber Agreement, Bats considers the External Subscriber to be authorized to receive Exchange Data. Please note that Bats does **not** require External Controlled Data Distributors to submit copies of the executed Data Recipient Account Agreements to Bats.

Option 3 – Online Click-Through Version

External Controlled Data Distributors are permitted to offer an online click-through version of the Bats Subscriber Agreement to each External Subscriber, but if a Bats Subscriber Agreement is not administered properly, the External Controlled Data Distributor must indemnify Bats in the event of a claim.

To offer an online click-through version of the Bats Subscriber Agreement to External Subscribers, copy the full text of the Bats Subscriber Agreement and complete the necessary programming to ensure the External Subscriber can enter the following information:

- Firm Name
- Full Name of Person Authorized to Sign the Agreement
- Title of Person Authorized to Sign the Agreement
- Date of Authorization

The following language must be provided to the External Subscriber where the External Subscriber must agree to it by marking the applicable checkbox:

> "ACCEPTED AND AGREED: I, an authorized officer of the Subscriber to which the preceding terms and conditions refer, acknowledge that I have read the preceding terms and conditions of this Agreement, that I understand them, and that I hereby manifest my assent to, and my agreement to comply with, those terms and conditions by "clicking" on the following box."

Submission of a sample copy of the Data Recipient's agreement, and any amendments thereto, is required.

Once these steps have been completed, Bats considers the External Subscriber to be authorized to receive Exchange Data.

Option 4 – Hard Copy Agreement

External Controlled Data Distributors are permitted to offer a hard copy/paper version of the Bats Subscriber Agreement to each External Subscriber. Bats permits External Controlled Data Distributors to accept faxed and scanned copies of the agreement as legal documents.

External Controlled Data Distributors that opt for the hard copy version of the Bats Subscriber Agreement should follow these instructions:

1. Copy the text of the Bats Subscriber Agreement onto company letterhead.

2. Print the Bats Subscriber Agreement on your organization's letterhead for your records.

Once the Bats Subscriber Agreement is signed by both the External Subscriber and the External Controlled Data Distributor, and the External Subscriber has been provided an executed copy of the Bats Subscriber Agreement, Bats considers the External Subscriber to be authorized to receive Exchange Data.

Display Usage Reporting

Controlled Data Distributors are required to report the number of devices used for Display Usage to Bats depending on the requirements for the specified data product as follows:

Product	Internal Display User Reporting Requirement	External Display User Reporting Requirement
Bats Depth	No Reporting Required	No Reporting Required
Bats Top	No Reporting Required	Monthly Reporting Required
Bats Last Sale	No Reporting Required	Monthly Reporting Required
Bats One Feed	No Reporting Required	Monthly Reporting Required
Bats Options Depth	Monthly Reporting Required	Monthly Reporting Required
Hotspot US Depth	No Reporting Required	Monthly Reporting Required
Hotspot London Depth	No Reporting Required	Monthly Reporting Required

If a product shown above requires no reporting, Controlled Data Distributors do not have to report the Data Users receiving the controlled data or Data User display quantities. For products that require Display Data User Reporting, Controlled Data Distributors must count every Professional Data User and Non-Professional Data User to which they provide Exchange Data. Thus, the Controlled Data Distributor's count will include every Data User that accesses the Exchange Data, regardless of the purpose for which the Data User uses the Exchange Data. Controlled Data Distributors must report all Professional Data Users and Non-Professional Data Users in accordance with the following:

- In connection with a Controlled Data Distributor's distribution of Exchange Data, the Controlled Data Distributor should count as one Data User each unique Data User that the Controlled Data Distributor has entitled to have access to the Exchange Data. However, where a device is dedicated specifically to a single individual, the Controlled Data Distributor should count only the individual and need not count the device.

- The Controlled Data Distributor should identify and report each unique Data User. If a Data User uses the same unique method to gain access to the Exchange Data, the Controlled Data Distributor should count that as one Data User. However, if a unique Data User uses multiple methods to gain access to the Exchange Data (e.g., a single Data User has multiple passwords and user identifications), the Controlled Data Distributor should report all of those methods as one Data User.

- Controlled Data Distributors should report each unique individual person who receives access through multiple devices as one Data User so long as each device is dedicated specifically to that individual.

- If a Controlled Data Distributor entitles one or more individuals to use the same device, the Controlled Data Distributor should include only the individuals, and not the device, in the count.

Controlled Data Distributors must submit usage reports of real-time Exchange Data on a monthly basis using the Bats Data Recipient Declaration system by entering details directly or via upload files in CSV format. TCB Data is available as an alternative if requested. Monthly reporting for the prior month's activity is due on the 15th of the current month (*i.e.*, August 15th is the due date for July reporting). For Display Usage reporting, firms may submit revised reporting in order to correct errors in the reporting of total quantities or Data User categorization. Controlled Data Distributors may only submit revised reporting within 60 days of the date where usage activity occurred 30 calendar days after the reporting due date (i.e., June 14th for April reporting). Each report must include the following:

- Data User Firm name, contact information, and billing address
- Address at which Data User receives the Exchange Data
- Type of service
- The earliest date upon which a Data User receives the Exchange Data from the Controlled Data Distributor
- The last date upon which a Data User receives the Exchange Data from the Controlled Data Distributor (termination date)
- Number of Display Data Users

Controlled Data Distributors that distribute Exchange Data to Data Users that have obtained an Enterprise license are not required to report Data User quantities monthly, but are required to provide Data User quantities for each Data User every six months.

Non-Display Usage Reporting

Non-Display Usage may include but is not limited to:

- Algorithmic/automated trading
- Order routing
- Surveillance
- Order management
- Risk management

Firms operating a registered Automated Trading System (ATS), Electronic Communication Network (ECN) or National Securities Exchange trading platform will be required to (i) promptly provide Bats with written notice in the case that equity depth Exchange Data is or will be used within the trading platform (including any order routing system dedicated for use within the trading platform); and (ii) provide Bats with written notice when equity depth Exchange Data is discontinued for use within the trading platform or dedicated order router.

Usage Fees

For External Controlled Data Distributors, Display Usage fees by Data Users will be collected by the External Controlled Data Distributor and then remitted to Bats, including Enterprise or Digital Media fees, if applicable. See Section 12 of these Policies for more details. Non Display Usage fees will apply for firms that use equity depth Exchange Data within a registered ATS, ECN or Exchange.

Notice and Enforcement

Each External Controlled Data Distributor shall (i) enforce each of its External Subscriber's compliance with the terms of the Subscriber Agreement; (ii) provide Bats written notice of any violation thereof by an External Subscriber, immediately upon becoming aware of such violation; (iii) provide Bats notice of termination of any Bats Subscriber Agreement, immediately upon receiving or serving notice of such termination; (iv) provide Bats any assistance as Bats may reasonably request in enforcing Bats' rights under any Bats Subscriber Agreement; (v) upon Bats' request, cease providing any Exchange Data to any External Subscriber; and (vi) provide Bats written notice promptly upon becoming aware of any acts or omissions of any External Subscriber or other person, in addition to those otherwise required to be reported herein, which External Controlled Data Distributor believes, in its reasonable discretion, might jeopardize or prejudice the rights of Bats in any Exchange Data or threaten the security or operations of any systems or other technology utilized by or on behalf of Bats or any Data Recipient to disseminate any Exchange Data.

Trial Usage

External Controlled Data Distributors are permitted to provide real-time Exchange Data to their Data Users through a trial or for demonstration purposes for a limited time. If an External Controlled Data Distributor desires to provide Exchange Data to any Data User on a trial basis, such External Controlled Data Distributor is not required to qualify Data Users through one of the methods identified above in the event the External Controlled Data Distributor (i) enters into the External Controlled Data Distributor Trial Addendum (the "**ECDD Trial Addendum**") and (ii) fully complies with each of the following requirements:

- No Data User shall be permitted to use Exchange Data pursuant to the ECDD Trial Addendum for a period of longer than thirty (30) days (the "**Trial Period**"). At the end of the Trial Period, the Data User that has participated in the trial must cease all use of the Exchange Data or be qualified (as of the effective date of termination of the Trial Period) through one of the methods identified above.
- Each Data User may participate in the trial only once for each Exchange Data product offered by Bats.
- The External Controlled Data Distributor must (i) continuously maintain a list of each Data User to which Exchange Data is provided under the ECDD Trial Addendum, together with the Data User's firm name and contact information, the specific Exchange Data product to which such Data User was or will be provided access, the date such Data User commenced or will commence receiving the Exchange Data, and the last date upon which the Data User received or will receive the Exchange Data pursuant to the ECDD Trial Addendum; and (ii) provide such documentation to Bats via marketdata@bats.com, promptly upon Bats' request.

9 Service Facilitator

A Data Recipient may delegate any of its responsibilities, obligations or duties under or in connection with the Data Agreement to an authorized third party agent ("**Service Facilitator**"), which may discharge those responsibilities, obligations or duties on behalf of the Data Recipient in accordance with the Data Agreement; *provided, however*, that the Data Recipient shall be and will remain responsible for compliance by such Service Facilitators with all applicable terms and conditions of the Data Agreement and all other acts and omissions thereby in connection with the receipt, use and distribution of the Exchange Data. Service Facilitators may support one or more functions for the Data Recipient including, but not limited to, website operation, software development, facilities and equipment operation, and service installation. The Data Recipient must, through a legally enforceable written agreement with each Service Facilitator:

- Ensure Bats is protected to the same extent as if the Service Facilitator were a party to the Data Agreement, including without limitation by permitting Bats to audit the Service Facilitator on the same terms as Bats is permitted to audit the Data Recipient under the Data Agreement.
- Ensure no terms of such agreement conflict with the terms of the Data Agreement.
- Ensure Exchange Data or controlled data distribution of Exchange Data to a Data Recipient may occur only after the Data Recipient is authorized by Bats, or Data Recipient is qualified through one of the Controlled Data Distributor qualification methods outlined above.
- Ensure the Data Recipient, and not the Service Facilitator, controls all entitlement of Exchange Data to the Data Recipient.

Notwithstanding the foregoing, the Service Facilitator must sign a Data Agreement and must fulfill all requirements of the Exchange if the Service Facilitator receives Exchange Data directly from Bats. Finally, if the Data Recipient uses any Service Facilitators, the Data Recipient must provide a list of all Service Facilitators to Bats on the Service Facilitator List.

10 Delayed Data

Once a period of time has passed since the dissemination of Exchange Data by Bats, Real-time Exchange Data will become Delayed Exchange Data. There are different requirements for the distribution of Delayed Exchange Data as compared to Real-time Exchange Data. The following definitions apply:

- **Delay Period** – The period of time that has passed since the dissemination of Exchange Data by Bats, which is currently 15 minutes.

- **Real-time Exchange Data** – Exchange Data distributed prior to the Delay Period.

- **Delayed Exchange Data** – Exchange Data distributed after the Delay Period,

Controlled Data Distributors of Delayed Exchange Data are not required to qualify Data Users in respect of receipt of Delayed Exchange Data identified in the Controlled Data Requirements section of these Policies. Thus, Controlled Data

Distributors of Delayed Data are not required to administer a Bats Subscriber Agreement or equivalent with such Data Users. In addition, Uncontrolled Data Distributors of Delayed Exchange Data are not required to obtain a Data Agreement from Data Users receiving Delayed Exchange Data or report Data Users receiving Delayed Data. The waiver of the qualification and agreement requirement by Bats does not limit the Controlled Data Distributor's or Uncontrolled Data Distributor's obligations as described within the Data Agreement executed with Bats.

For Distributors providing Delayed Data, Bats requires that an appropriate delay message be provided to Subscribers for all displays of Exchange Data. The delay message must prominently appear on all displays containing Delayed Data, such as at or near the top of the page. In the case of a ticker, the delay message should be interspersed with the market data at least every 90 seconds. Examples of appropriate delay messages are as follows: "Data Delayed 15 minutes", "Data Delayed 24 hours", "Delayed Data", "Del-15", and "Data Delayed until Midnight CET".

11 Derived Data

"**Derived Data**" is pricing data or other data that (i) is created in whole or in part from Exchange Data and (ii) cannot be readily reverse-engineered to recreate Exchange Data or used to create other data that is a reasonable facsimile or substitute for Exchange Data. In addition, Derived Data that contains price data and is based upon a single security symbol or currency pair is generally fee liable at the underlying product rates. Data Recipients distributing Derived Data must use the Exchange Data Order Form and System Description to describe any Derived Data created using Exchange Data. Distributors of Derived Data are not required to report Data Users receiving Derived Data. Distribution of Derived Data does not require the Data User receiving Derived Data to sign a Data Agreement with Bats, but note, if a distributor opts not to administer a Bats Subscriber Agreement, then the distributor is required to indemnify Bats in the event of a claim.

12 Fees

Fees for U.S. Exchange Data (Depth, Top (LEVEL 1) and Last Sale) are displayed on the Bats website at:

http://www.bats.com/us/equities/membership/pricing/
http://www.batsoptions.com/support/fee_schedule/

If a Data Recipient is receiving identical Exchange Data from (i) multiple Uncontrolled Data Distributors or (ii) from one or more Uncontrolled Data Distributors and Bats, the Data Recipient will only be required to pay the distribution fee once to Bats – either the Internal Distribution Fee or the External Distribution Fee – depending on whether the Data Recipient is distributing the Exchange Data internally or externally. Notwithstanding the foregoing, if a Data Recipient is distributing the Bats One Feed internally and externally, the Data Recipient will be required to pay both the Internal Distribution Fee and the External Distribution Fee.

Historical Data

Data Recipients can subscribe to Bats Historical Depth, Top (LEVEL 1), and Last Sale data on a T+1 basis. Up to three months of data is available via download from the Bats website. Additional data can be uploaded to a 1TB hard drive for a single fee per drive per Exchange. A Bats web login account is required to subscribe to these Historical Data feeds. For assistance, please visit http://www.batstrading.com/market_data/products/ or contact Bats Market Data Services at 212.378.8821 or *marketdata@bats.com.*

Other Data Feeds

To request a subscription to the Bats Auction Feed, please contact Bats Market Data Services at 212.378.8821 or marketdata@bats.com.

13 Audit

Bats has the right to conduct comprehensive audits of Data Recipients on a regular basis. The purpose of the audits is to ensure that Data Recipients that distribute Exchange Data are complying with the terms of their agreements with Bats. Bats will review Data Recipients to verify that they are in compliance with Bats' data requirements. Audits will cover a Data Recipient's market data infrastructure for three (3) years preceding the date of the audit. The Data Recipient's liability shall be limited to unpaid fees, together with interest, for underreporting, underpayment or other financial noncompliance that has occurred during the audit period, plus any costs and expenses as set forth in Section 10 of the Data Agreement, provided such underreporting, underpaying or other financial non-compliance is a result of a good faith error by Data Recipient.

Please refer to Section 10 of the Data Agreement for more details regarding Bats' audit right.

Bats Global Markets, Inc.
Options Member Application

Any currently approved Member of Bats BZX Exchange, Inc. (BZX) or Bats EDGX Exchange, Inc. (EDGX) (each, an "Exchange") is eligible to transact business on the Exchange's Options Market provided that the Exchange specifically authorizes the Member as an "Options Member." To become an Options Member, a current Exchange Member is required to complete this Options Member Application. An Applicant who is not currently an Exchange Member is required to complete the general Membership Application and Agreements and this Options Member Application to transact business on the Exchange's Options Market.

To apply, please complete and submit all materials listed on the Application Checklist below via email to MembershipServices@bats.com, or mail to:

c/o Bats Global Markets, Inc.
Attn: Membership Services
8050 Marshall Drive, Suite 120
Lenexa, KS 66214

Applicants are required to update any information submitted in this application when and if it becomes inaccurate or incomplete after submission.

APPLICATION CHECKLIST
☐ Membership Application
☐ Options Member Letter of Guarantee (*for Firms who are not self-clearing*) – per Exchange **OR** ☐ Options Self Clearing Member Letter of Guarantee (*for Firms who are self-clearing*) – per Exchange
☐ Options Member Agreement – per Exchange
☐ A list of all Authorized Traders, *including name and CRD #*, the Applicant will be registering with the Exchange

Note: All application materials sent to the Exchange will be reviewed for completeness. All applications are deemed confidential and are handled in a secure environment. Applications may, however, be shared with other self-regulatory organizations (*e.g.*, FINRA), as necessary, to evaluate and process the application.

The Exchange may request Applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to Exchange Rule 17.1. If you have questions on completing the application, you may direct them to Membership Services at MembershipServices@bats.com or 913.815.7002. In addition, please refer to the Exchange's website at www.bats.com for additional information regarding the membership process.

GENERAL INFORMATION		
Date:	CRD #:	
Name of Applicant:		
Address of Principal Office:		
City:	State:	Zip:
BILLING ADDRESS		
Address of Billing Office:		
City:	State:	Zip:

BUSINESS CONTACT	BILLING CONTACT
Name:	Name:
Title:	Title:
CRD #:	CRD #:
Email:	Email:
Phone:	Phone:

OTHER SELF-REGULATORY ORGANIZATION MEMBERSHIPS (check all that apply)

☐ Bats BZX Options Market (BZX)
☐ Bats EDGX Options Market (EDGX)
☐ BOX Options Exchange (BOX)
☐ C2 Options Exchange (C2)
☐ Chicago Board Options Exchange (CBOE)
☐ Financial Industry Regulatory Authority (FINRA)
☐ International Securities Exchange (ISE)
☐ ISE Gemini (GEMINI)
☐ MIAX Options Exchange (MIAX)
☐ NASDAQ OMX BX (BX)
☐ NASDAQ OMX PHLX (PHLX)
☐ NASDAQ Options Market (NOM)
☐ NYSE Amex Options (AMEX)
☐ NYSE Arca Options (ARCA)

Name of Applicant's Designated Examining Authority (DEA): ____________________

EXAMINATIONS

State the date of the Applicant's last examination during which supervisory procedures were reviewed and by which SRO.

Date: ____________________

SRO: ____________________

OPTIONS ALLOCATION METHOD

Indicate the allocation method for exercise notices assigned in respect of a short position in Applicant's customers' accounts (Exchange Rule 23.2)

☐ First in, first out ☐ Automated random selection ☐ Other ____________ ☐ Not applicable

MARGIN REQUIREMENTS SELECTION

Indicate the applicable initial and maintenance margin requirements (Exchange Rule 28.3).

☐ CBOE or ☐ NYSE

PRINCIPAL REGISTRATION		
The Exchange requires each Options Member to be under the supervision and control of a Responsible Person who is registered with the Exchange as an Options Principal. Each Options Principal shall pass the appropriate Registered Options Principal Qualification Examination ("Series 4"), or an equivalent examination acceptable to the Exchange. See Exchange Rule 17.1(b) and 17.2(g) for additional information regarding principal registration. Please indicate below the individual that the Applicant intends to register with the Exchange to comply with these requirements.		
Name:	Title:	CRD #:
Business Address:		
Phone:	Email:	

[Remainder of page intentionally left blank.]

Bats BZX Exchange, Inc.
Options Member Agreement

In connection with the Applicant's application for participation in the Bats BZX Exchange, Inc. Options Market ("BZX Options") and in the event that this application is approved for participation, the Applicant hereby agrees to abide by the terms and conditions set forth below:

A. To comply with the federal securities laws, the rules and regulations thereunder; BZX rules including but not limited to the BZX Options rules and the rules of other SROs that have been incorporated by reference;[1] all circulars, notices, directives or decisions adopted pursuant to or made in accordance with BZX rules; and all rulings, orders, directions and decisions issued and sanctions imposed under BZX rules;

B. To pay such dues, assessments and other charges in the manner and amount as from time to time shall be fixed pursuant to BZX rules;

C. That this Agreement has been executed on behalf of, and with the authority of the Applicant. The undersigned and Applicant represent that the information and statements contained within the application and other information filed are current, true, and complete. The undersigned and the Applicant further represent that to the extent that any information submitted is not amended, such information is currently accurate and complete and agree that the information contained in the Applicant's Uniform Application for Broker-Dealer Registration (Form BD) will be kept current and accurate by proper amending of the Form BD promptly after changes occur. Applicant further represents that the registrations for the Applicant's Options Principal(s), Authorized Traders and any other personnel, registered with BZX, will be kept current by proper amending of Form U4 & Form U5.

Member:______________________________

Signature:______________________________

Printed Name:______________________________

Title:______________________________

Bats BZX Exchange, Inc.

Signature:______________________________

Printed Name:______________________________

Title:______________________________

Date:______________________________

[1] *In the amendment to its existing rules to permit trading on BZX Options, Bats BZX Exchange, Inc. incorporated the following rules by reference: (1) NASD Rule 3020 regarding fidelity bonds (see BZX Rule 2.12); (2) CBOE rules governing position and exercise limits for equity and index options (see BZX Rules 18.7, 18.9, 29.5, and 29.7); (3) the margin rules of the CBOE or the NYSE (see BZX Rule 28.3); and (4) FINRA's rules governing communications with the public (see BZX Rule 26.16). Pursuant to an exemption from Section 19(b), the Exchange will not file rule filings each time an incorporated rule has been amended, but will publish on its public website notices of any changes to an incorporated rule.*

Bats BZX Exchange, Inc.
Options Member Letter of Guarantee

NOTICE OF CONSENT – To be completed by Clearing Member of Applicant

____
Member Name

The Member noted above has represented to the undersigned Clearing Member, a Member of the Options Clearing Corporation, that it is registered as a Member of the Bats BZX Exchange, Inc. Options Market ("BZX Options"). In accordance with Rule 22.8 of the rules of BZX Options, the undersigned Clearing Member accepts financial responsibility for all BZX Options transactions made by the above referenced Member when executing such transactions through the undersigned Clearing Member. This letter shall be deemed to be a Letter of Guarantee and shall remain in effect until a written notice of revocation has been filed with the Exchange. Any such revocation shall in no way relieve the undersigned Clearing Member of responsibility for Exchange transactions guaranteed prior to the effective date of the revocation.

____
Clearing Member (Broker-Dealer Name)

____
OCC Clearing #

____
Signature of Authorized Officer, Partner or Managing
Member or Sole Proprietor of Clearing Member

____
Printed Name/Title

____
Date

Bats BZX Exchange, Inc.
Options Self Clearing Member Letter of Guarantee

NOTICE OF CONSENT – To be completed by Self Clearing Member of BZX Options

____
Member Name

The Member noted above is a registered Self Clearing Member of the Bats BZX Exchange, Inc. Options Market ("BZX Options"). In accordance with Rule 22.8 of the rules of BZX Options, the Member accepts financial responsibility for all BZX Options transactions made by the Member. This letter shall be deemed to be a Letter of Guarantee and shall remain in effect until a written notice of revocation has been filed with the Exchange. Any such revocation shall in no way relieve the Member of responsibility for Exchange transactions guaranteed prior to the effective date of the revocation.

____
OCC Clearing #

____
Signature of Authorized Officer, Partner or Managing
Member or Sole Proprietor of Member

____
Printed Name/Title

____
Date

Bats Global Markets, Inc.
Options Market Maker Registration Application

Any currently approved Options Member of Bats BZX Exchange, Inc. (BZX) or Bats EDGX Exchange, Inc. (EDGX) (each, an "Exchange") is eligible to transact business as a Market Maker on the Exchange's Options Market provided that the Exchange specifically authorizes the Options Member as a Market Maker. To become a Market Maker, a current Options Member is required to complete this Options Market Maker Registration Application. The Exchange may require additional information from any Applicant prior to determining whether to register such Applicant as an Options Market Maker.

To apply, please complete this Options Market Maker Registration Application and submit with all required supplementary materials via email to MembershipServices@bats.com or mail to:

c/o Bats Global Markets, Inc.
Attn: Membership Services
8050 Marshall Drive, Suite 120
Lenexa, KS 66214

Applicants are required to update any information submitted in the application when and if it becomes inaccurate or incomplete after submission.

GENERAL INFORMATION		
Date:	CRD #:	
Name of Applicant:		
Address of Principal Office:		
City:	State:	Zip:
EFID(s) to be used:		

OTHER BUSINESS ACTIVITIES

☐ Investment Banking ☐ Public Securities Business ☐ Proprietary Trading
☐ Market Maker ☐ Dealer / Specialist ☐ Other: ____________________

If the Applicant is a Market Maker or Dealer/Specialist, please provide a list of the registered national securities exchange(s) or association(s) on which the Applicant has been approved as such:

SECURITIES

Estimate the number of issues in which the Applicant intends to become registered as a Market Maker: ________

FINANCIAL / ADDITIONAL REQUIREMENTS

Excess Net Capital Amount: ________________________ As of Date: ____________

Attach the following:

☐ List identifying all accounts pursuant to Exchange Rule 22.7(a) - *required*
☐ List identifying all joint accounts pursuant to Exchange Rule 22.7(c) – *if applicable*
☐ Most recent quarterly FOCUS Report enclosed (Refer to Exchange Rule 22.9(a)) - *required*
☐ Subordination agreements or evidence of other financing arrangement enclosed (Refer to Exchange Rule 22.9(b)) – *if applicable*

AUTHORIZED TRADERS (ATs)

Name: ______________________________ CRD #: ______________

☐ Series 7 Qualification ☐ Series 57 Qualification ☐ Other: ________________

Seeking registration on: ☐ BZX Exchange ☐ EDGX Exchange

Will a web log-in be required for this individual? ☐ Yes ☐ No

If yes, please provide the information below:

Email address: ______________________________ Phone Number: ______________

Name: ______________________________ CRD #: ______________

☐ Series 7 Qualification ☐ Series 57 Qualification ☐ Other: ________________

Seeking registration on: ☐ BZX Exchange ☐ EDGX Exchange

Will a web log-in be required for this individual? ☐ Yes ☐ No

If yes, please provide the information below:

Email address: ______________________________ Phone Number: ______________

Name: ______________________________ CRD #: ______________

☐ Series 7 Qualification ☐ Series 57 Qualification ☐ Other: ________________

Seeking registration on: ☐ BZX Exchange ☐ EDGX Exchange

Will a web log-in be required for this individual? ☐ Yes ☐ No

If yes, please provide the information below:

Email address: ______________________________ Phone Number: ______________

Name: ______________________________ CRD #: ______________

☐ Series 7 Qualification ☐ Series 57 Qualification ☐ Other: ________________

Seeking registration on: ☐ BZX Exchange ☐ EDGX Exchange

Will a web log-in be required for this individual? ☐ Yes ☐ No

If yes, please provide the information below:

Email address: ______________________________ Phone Number: ______________

Name: ______________________________ CRD #: ______________

☐ Series 7 Qualification ☐ Series 57 Qualification ☐ Other: ________________

Seeking registration on: ☐ BZX Exchange ☐ EDGX Exchange

Will a web log-in be required for this individual? ☐ Yes ☐ No

If yes, please provide the information below:

Email address: ______________________________ Phone Number: ______________

The undersigned attests that the information provided in this application on behalf of the Applicant is complete and accurate. Furthermore, the undersigned acknowledges that the Applicant agrees to update the application as necessary, and to abide by all rules of the Exchange, and interpretations thereof, as they currently exist and as they may be added, supplemented and/or amended from time to time.

____

Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor

____

Printed Name

____

Title

____

Date

Exhibit H

Exhibit Request:

A complete set of documents comprising the applicant's listing applications, including any agreements required to be executed in connection with listing and a schedule of listing fees. If the applicant does not list securities, provide a brief description of the criteria used to determine what securities may be traded on the exchange. Provide a table of contents listing the forms included in this Exhibit H.

Response:

Attached please find the following documents:

A. Initial Listings

1. Listing Application and Related Forms for Exchange Traded Products
2. Listing Application and Related Forms for Exchange Traded Products Transferring to Bats
3. Listing Application and Related Forms for Exchange Traded Products-New Series or Fund of a BATS Listed Issuer
4. CLP Quoting Incentive Rule 11.8 Excerpt
5. Listing Fee Rule 14.3 Excerpt



Bats BZX Exchange
Listing Application and Related Forms: Exchange Traded Products

To list an "exchange traded product" or "ETP" on Bats BZX Exchange, a company must complete and submit all materials set forth below on the Listing Checklist to: Bats BZX Exchange Attn: Listing Qualifications Department, 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214 or *list@bats.com*.

LISTING CHECKLIST (due at time of application)
Required Documentation to Approval of Listing:
Completed and Executed Listing Application
Fund Information Spreadsheet (if multiple funds being listed)
Constituent Data Received and Tested Compliant (N/A for actively managed funds)
Board Resolution authorizing listing on Bats BZX Exchange (Secretary's Cert acceptable)
Index Methodology (N/A for actively managed funds)
Formation Documents Submitted (By-Laws and Trust Document or equivalent)
Certificate of Good Standing dated within last 90 days
Firewall Letter if applicable
Final Effective Registration Statement (N-1A)
Form 8-12BA (8-A)
Copy of Press Release 2 business days prior to release if participating in CLP Program (Optional)

Note: All application materials sent to Bats BZX Exchange. (the "Exchange") will be reviewed for completeness, deemed confidential and handled in a secure environment. Applications may, however, be shared with the Securities and Exchange Commission (the "SEC") and other self-regulatory organizations, as necessary, to evaluate and process the application.

The Exchange may request applicants to submit documentation in addition to what is listed in the Listing Checklist. If you have questions on completing the Listing Application and related forms, you may direct them to the Listing Qualifications Department via email at *list@bats.com* or by telephone at 913-815-7101.**Each reference herein to a "Rule" is a Bats BZX Exchange Listing Rule, unless otherwise indicated.**

GENERAL LISTING INFORMATION

GENERAL CORPORATE/TRUST INFORMATION		
Corporation or Trust Name:		
Address of Principal Executive Office:		
City, State, Zip:		
Phone:	Fax:	Website:
State of Incorporation/Date of Incorporation:		
☐ Foreign Private Issuer		
SEC File Number:		
Standard Industrial Classification (SIC) Code:		
Central Index Key Number (CIK):		

FUND MANAGER/MANAGER TRUSTEE INFORMATION Please list the name and full title of the individual to be designated as the Fund Manager/Managing Trustee. Attach a separate sheet if the contact information for the individual differs from the Fund/Trust information provided above.
Fund Manager/Manager Trustee:

TRANSFER AGENT CONTACT INFORMATION The Transfer Agent must be a participant in a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act.		
Company Name/Contact Person:		
Address:		
City, State, Zip:		
Phone:	Fax:	Email:
Transfer Agent LPA Number:		

SPONSOR INFORMATION		
Firm Name:		
Address of Principal Executive Office:		
City, State, Zip:		
Phone:	Fax:	Website:

SPONSOR CONTACTS Please attach a separate sheet if the contact information for a designated person differs from the Sponsor Information provided above.	
Chief Executive Officer:	Email:
Chief Financial Officer:	Email:
General Counsel:	Email:
Billing Contact:	Email:
Product Manager	Email:

DISTRIBUTOR CONTACT Please provide the following information regarding the Distributor.		
Firm Name:		
Contact Name:		
Address of Principal Executive Office:		
City, State, Zip:		
Phone:	Fax:	Website:

ETP ADMINISTRATOR CONTACT Please provide the following information regarding the ETP Administrator.		
Firm Name:		
Contact Name:		
Address of Principal Executive Office:		
City, State, Zip:		
Phone:	Fax:	Website:

APPLICATION PRIMARY CONTACT Please provide a primary contact for the purposes of processing this Listing Application.		
Firm Name:		
Contact Name:		
Address of Principal Executive Office:		
City, State, Zip:		
Phone:	Fax:	Website:

SECURITY INFORMATION

Provide the following fund information. ***If more than one fund is being listed, note each fund's information separately on the provided Fund Information Spreadsheet:***	
Name:	
☐ Initial Listing ☐ Listing Transfer Current listing market: ______________ Current ticker symbol: ______ ☐ Other (please specify):	
Description:	
Rule Filing Number (if applicable):	
Proposed Trading Symbol:	
Number of shares per fund:	
Number of units per fund:	
Creation Unit Size:	
Anticipated price per share (valuation price):	
Expected effective date of registration statement:	
Expected date of initial trading:	
Expected closing date of the initial distribution:	
Name of Index:	
Bloomberg Ticker:	
CUSIP: (*CUSIP Service Bureau can be reached at 212-438-6500 or www.cusip.com*)	
Will the CUSIP number(s) be included in the file of eligible issues of a registered securities depository upon the commencement of trading?	
Yes No	

Index or Portfolio Component Data

☐ Check here if the Fund will track an underlying index. If so, for the index or portfolio, provide CUSIP/ISIN/SEDOL and respective weight (sum total must equal 100%) in excel format.

* Exchange may require updated data if submitted more than 15 business days prior to launch

☐ Check here if the Company represents that the Fund will not track an underlying index, therefore index component data is not required.

IOPV

Indicative Optimized Portfolio Value ("IOPV") dissemination is contracted with:

Corporate Governance Certification Form

COMPANY INFORMATION	
Company Name:	(the "Company")

Upon the Company's listing on the Exchange, the Company must comply with certain governance requirements of the Exchange.

Exemption - Rule 14.10(e)(1)(E): I hereby certify that the Company is a management investment company registered under the Investment Company Act of 1940, as amended, that is proposing to issue on the Exchange Index Fund Shares or Managed Fund Shares, as defined in Rules 14.11(c) and 14.11(i), respectively, and, as such, is exempt from the following corporate governance requirements:

(i) Independent Directors - Rules 14.10(c)(2)(A) and 14.10(c)(2)(B)
(ii) Audit Committee Charter - Rule 14.10(c)(3)(A) and Related Interpretation and Policy .04[2]
(iii) Audit Committee Composition - Rule 14.10(c)(3)(B)
(iv) Independent Director Oversight of Executive Officer Compensation - Rule 14.10(c)(4)
(v) Director Nominations - Rule 14.10(c)(5)(A)
(vi) Nominations Committee Charter or Board Resolutions - Rule 14.10(c)(5)(B)
(vii) Code of Conduct - Rule 14.10(d)

Quorum - Rule 14.10(f)(3): I hereby certify that the Company's bylaws provide for a quorum of at least 33 1/3 percent of the outstanding shares of the Company's common voting stock, as required by Rule 14.10(f)(3).

Related Party Transactions - Rule 14.10(h)(1): I hereby certify that the Company's audit committee or another independent body of the Company's board of directors conduct on an on-going basis an appropriate review and oversight of all related party transactions for potential conflict of interest situations, as required by Rule 14.10(h)(1). The term "related party transaction" refers to transactions required to be disclosed pursuant to Item 404 of Regulation S-K under the 1934 Act (or, in the case of non-U.S. issuers, the term "related party transactions" refers to transactions required to be disclosed pursuant to Form 20-F, Item 7.B).

AUTHORIZATION BY CORPORATE OFFICER I am a duly authorized officer of the Company. To the best of my knowledge and belief, the information provided on this Corporate Governance Certification is true and correct as of this date. I will promptly notify the Exchange of any material changes to the information provided herein.
Signature:
Print Name:
Title:
Company Name:
Telephone:
Email:
Date:

[2] Note, Index Fund Shares and Managed Fund Shares are still subject to the applicable requirements of Rule 10A-3 of the 1934 Act.

ADDITIONAL INFORMATION AND DOCUMENTATION

The fact that an applicant may meet the Exchange's numerical guidelines does not necessarily mean that its application will be approved. In connection with the review of any application, and as set forth in the Exchange's Listing Rules, the Exchange reserves the right to request additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's qualification for initial inclusion, including but not limited to, any material provided to or received from the SEC or other regulatory authority.

Please provide information in a separate attachment to this application if the Company must answer in the affirmative to the questions below.

Regulatory Proceedings/Litigation

☐ Check here if the Company can answer in the affirmative to the following:

With respect to the Company, its predecessors and its subsidiaries, the Company has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings commenced within the past ten (10) years:

a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

b) in which claims material to the Company are or were asserted under federal and/or state securities, tax or bankruptcy laws; or

c) in which claims material to the Company are or were asserted otherwise alleging fraud, deceit or misrepresentation. To the extent that such items have been disclosed in the Company's SEC filings, the applicant may refer to and/or submit copies of the relevant SEC's filings in which such matters were disclosed in lieu of providing a detailed description.

In connection with all proceedings that have been concluded, please provide documentation, which reflects the final disposition of each proceeding. The Company should update Staff promptly of any and all material developments related to the matters identified in the response to these questions and should supplement its response if additional matters arise while its application is pending.

☐ Check here if the Company can answer in the affirmative to the following:

With respect to current executive officers, directors, and ten (10) percent or greater shareholders, the Company has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings:

a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

b) in which claims are or were asserted otherwise alleging fraud, deceit or misrepresentation and seeking damages in excess of $100,000.

Note: With respect to the regulatory proceedings and litigation questions above, there is no limit on the time frame covered by the request.

Upon review of the information provided by the applicant, Staff may request additional information, such as copies of all court and administrative filings, and documents, which reflect the substance of the allegations of any proceedings described above, and the sanctions imposed, including but not limited to, complaints, indictments, opinions, orders, final judgments, letters of censure, consents, undertakings and SEC formal orders of investigation.

Bridge Financings, Shelf Registrations, Regulation S Offerings or Private Placements

☐ Check here if the Company has entered into any bridge financings, shelf registrations, Regulation S offerings, or private placements within the past six months. In a separate attachment to this application, describe the transactions in detail (i.e., date, price per share, discount, terms of conversion, the investors and their relationship to the company or other participants in the transactions), including the terms and conditions of any resale restrictions.

Direct Registration Program (Rule 14.7)

☐ Check here if the Company is eligible for a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act, such as the one offered by The Depository Trust Company ("DTC"); and that the security to be listed is eligible for a Direct Registration Program, or will be on the commencement of trading on the Exchange, or the security is issued in book entry form only and is exempt from this requirement.

Board Resolutions Authorizing Issuance and Listing

☐ Check here if the Company has included with this application a board resolution authorizing issuance and listing or separate documentation representing authority to determine the appropriate primary listing Exchange for the Fund.

Fund/Index Provider Representation

☐ Check here if the Company affirms that any internal advisory committee, supervisory board, or similar entity that advises or makes decisions on the index or portfolio composition, methodology and related matters, must implement and maintain, or be subject to, procedures designed to prevent the use and dissemination of material non-public information regarding the applicable index.

☐ Check here if an unaffiliated third party acts as the index provider for the fund(s) (the "Index Provider").

Please note that, to the extent that any unaffiliated third party acts as the Index Provider for the fund(s), the Company must attach a separate representation letter in which each Index Provider represents that any advisory committee, supervisory board, or similar entity that advises or makes decisions on the index or portfolio composition, methodology and related matters, implements and maintains, or is subject to, procedures designed to prevent the use and dissemination of material non-public information regarding the applicable index.

Daily Fund Calculation Representation

☐ Check here if the Company affirms that, upon listing, the Funds' Net Asset Value per share will be calculated daily and the NAV and Disclosed Portfolio will be made available to all market participants at the same time.

AFFIRMATION	
I, (Name of Individual)	as (Title)
of (Company Name)	
hereby certify, to the best of my knowledge and belief, that the information contained in the application is true and correct, as of the date below, and will notify the Exchange promptly of any material changes.	
(Signature of Company Officer)	(Date)

Securities Exchange Act of 1934 Exemptive Relief

Indicate the No-Action Letter below Issuer will rely upon to achieve no-action/exemptive relief necessary to operate as a listed ETP of its type:

The following is a list of commonly cited no action/exemptive relief letters issued by the SEC's Division of Trading and Markets under the Securities Exchange Act of 1934. This list is provided for the convenience of the issuer and is not intended to suggest that the issuer is necessarily entitled to rely on any such referenced letter(s):

A. Exchange Traded Funds
   - Letter dated November 21, 2005 (Section 11(d) and Extension of Class Relief)
   - Letter dated October 24, 2006 (Class Relief Letter for ETFs)
   - Letter dated April 9, 2007 (Class Relief Letter for Fixed Income ETFs)
   - Letter dated June 27, 2007 (Combination ETFs)
   - Revised Staff Legal Bulletin No. 9 (September 10, 2010)(for Actively Managed ETFs)
   - Letter dated May 9, 2008 or Letter dated June 16, 2011 (regarding Section 11(d) for Actively Managed ETFs)(one but not both may be cited)

B. Exchange Traded Notes
   - Letter dated May 30, 2006 (iPath ETNs)
   - Letter dated July 27, 2006 (iPath ETNs)
   - Letter dated October 12, 2007 (Deutsche Bank AG ETNs)

C. Other Security Types
   - Letter dated June 21, 2006 (CurrencyShares; Commodity-Based Investment Vehicles)
   - Letter dated January 19, 2006 (DB Commodity Index Tracking Fund)

All conditions to the no-action/exemptive relief are required to be met upon commencement of trading on Bats BZX Exchange.

Exchange Listing Agreement

This listing agreement ("Listing Agreement") should be executed and submitted by issuers seeking initial listing on the Bats BZX Exchange (collectively, with its affiliates, the "Exchange") or current issuers changing their company name.

COMPANY NAME

("Company"), in consideration for the listing of its securities on the Exchange, hereby agrees with the Exchange that:

1. Company certifies that it understands and agrees to comply with all Exchange rules, as they may be amended from time to time, and pay all applicable listing fees when due.
2. Company agrees to promptly notify the Exchange in writing of any corporate action or other event that will cause Company to cease to be in compliance with Exchange listing requirements.
3. Company understands that the Exchange may remove its securities, pursuant to applicable procedures, if it fails to meet one or more requirements of Paragraphs 1-2.
4. Company understands that if an exception to any of the provisions of any of the Exchange rules has been granted by the Exchange, such exception shall, during the time it is in effect, supersede any conflicting provision of this Listing Agreement.
5. Company warrants and represents that any trading symbol requested to be used by Company does not violate any trade/service mark, trade name, or other intellectual property right of any third party. Company agrees and understands that a trading symbol is provided to Company for the limited purpose of identifying Company's security in authorized quotation and trading systems and that Company has no ownership rights in the trading symbol. The assignment and use of a trading symbol is governed by the National Market System Plan for the Selection and Reservation of Securities Symbols, as may be amended from time to time.
6. Company authorizes the Exchange to use Company's corporate logos, website address, trade names, and trade/service marks in order to publicize Company's listing on the Exchange, as well as to convey quotation information, transactional reporting information, and other information regarding Company in connection with the Exchange. In order to ensure the accuracy of the information, Company agrees to provide the Exchange with Company's current corporate logos, website address, trade names, and trade/service marks as they may be amended from time to time.
7. Company agrees to hold harmless and indemnify the Exchange (and its officers, directors, employees and agents) against any and all claims and losses, including but not limited to costs and attorneys' fees, resulting from, suffered, or incurred as a result of any third party's claim or litigation relating to the infringement of any trade/service mark, trade name, or other intellectual property right related to or arising out of the Exchange's use of Company's trading symbol, corporate logos, website address, trade names, and trade/service marks in accordance with the terms of this Listing Agreement.
8. Company certifies that, no officer, board member or investment advisor has been convicted of a felony or misdemeanor relating to financial issues (e.g., embezzlement, fraud, theft) in the past ten (10) years. The term "officer" in the foregoing sentence is used as such term is defined by the Securities and Exchange Commission in Rule 16a-1(f) under the Securities Exchange Act of 1934, or any successor rule.

Exchange Warranties; Disclaimers of Warranties

9. For any goods or services provided to Company, the Exchange shall endeavor to provide them in a good and workmanlike manner. Beyond the warranties stated in this section, there are no other warranties of any kind,

express, implied or statutory (including the implied warranties of merchantability or fitness for a particular use or purpose).

Limitation of Liability

10. In no event will the Exchange be liable for any trading losses, loss of profits, indirect, special, punitive, consequential, or incidental loss or damage, even if the Exchange has been advised of the possibility of such damages. If the Exchange is, for any reason, held liable for any of the above, the liability of the Exchange is limited:

    a) for goods and services for which Company is specifically charged, to the amount paid by Company for those goods or services during the twelve (12) months preceding the accrual of the claim; and

    b) in all other instances, to the amount of the annual listing fee paid by Company during the twelve (12) months preceding the accrual of the claim.

11. Notwithstanding the foregoing, the Exchange shall not be relieved from liability for damages that result from the Exchange's gross negligence or willful tortious misconduct, or from personal injury or wrongful death claims.
12. For goods and services provided under a separate written agreement, the limitation of liability provisions in that agreement shall govern any claims relating to or arising from the provision of those goods and services.
13. Under no circumstances shall the Exchange have any liability for any third party's goods and/or services.
14. Company and the Exchange agree that these terms reflect a reasonable allocation of risk and limitation of liability.
15. The Listing Agreement shall be deemed to have been made in the United States, in the State of New York, and shall be construed and enforced in accordance with the laws of the State of New York, without reference to principles of conflicts of laws.

AUTHORIZATION BY CORPORATE OFFICER As an officer of the Company, I am authorized to execute this agreement on the Company's behalf.	
Signature:	Date:
Name:	Title:

CORPORATE SEAL
(Optional)

Note: Issuers changing their name must also concurrently submit the *Notification: Change in Company Record*.

Bats BZX Exchange
Company Logo Authorization Form

This form should be completed at the time of application for listing or to update a logo. Please complete this form and submit your logo artwork according to the requirements described on this form.

Submission-Please check appropriate box:

- ☐ Company logo at time of application
- ☐ Updated Company logo

Company Name:	Symbol:
Authorized Logo Release Contact Name:	
Title:	
Address:	
City, State, Zip:	
Phone:	Fax:
Email:	Website:
Artwork/Graphics Contact Name:	
Title:	
Phone:	Email:

Online instructions for establishing a link to the Exchange website may be found at: www.bats.com.

In order to publicize Company's listing with the Exchange, Company authorizes the Exchange to use Company's corporate logos, trade names, and trade/service marks in order to convey trading information (quotation transactional reporting) and other information regarding Company in connection with the Exchange. In addition, Company authorizes the Exchange to include Company's logo in other communication materials (video, audio, electronic broadcasts, print promotion and advertising) to further increase awareness of Company among investors.

In order to ensure the accuracy of the information, Company agrees to provide the Exchange with Company's current corporate logos, trade names, and trade/service marks and with any subsequent changes. By signing below, Company indicates that the use granted is indemnified and held harmless from any third party rights and/or claims, without waiver of any legal privileges.

Other than the rights granted here, the Exchange acknowledges that it has no other rights in Company's corporate logos, trade names, and trade/service marks.

AUTHORIZED SIGNATURE	
Signature:	Date:

Bats BZX Exchange
Company Logo Artwork Requirements

To help investors recognize companies listed on the Exchange, the Exchange uses company logos, where appropriate, instead of trading symbols.

GUIDELINES FOR ARTWORK

1. Since the Exchange implements your logo across varied media (with distinct requirements), all logo submissions must be in EPS (Encapsulated PostScript) format created in a vector drawing program (Adobe Illustrator or Macromedia Freehand).

2. Three versions of the Company logo are required (or six if both horizontal and vertical aspect versions are available):

   - 1 version in color
   - 1 version in color suitable for black background (required only if original logo is not clearly visible on a black background)
   - 1 version in grayscale (for black and white print ads).

3. All fonts must be converted to outlines.

4. All required registered marks, trademarks and service marks should be part of the logo artwork.

5. No low-resolution flattened artwork or logos in the following applications will be accepted: Adobe PageMaker or InDesign, Microsoft PowerPoint, Word or Excel, Corel Draw, or QuarkXpress.

SUBMITTING ARTWORK

Submit the completed and signed Authorization Form and all logo artwork and materials to:

Bats BZX Exchange
Listing Qualifications Department
8050 Marshall Drive, Suite 120
Lenexa, Kansas 66214

Authorization Form may also be faxed to 913-815-7250, and the logo material either zipped (.zip) or stuffed (.sit) and emailed to *list@bats.com* (do not exceed 20MB).

If you have any questions regarding the guidelines or the submission process, please call 913-815-7101 or email *list@bats.com*.

For information regarding the strategic advantages of listing on the Exchange, please call 913-815-7100 or send an email to *listings@bats.com*.

For information regarding the Exchange's listing standards or the application process, please contact 913-815-7101 or send an email to *list@bats.com*.

Bats BZX Exchange
Company Description

This form should be completed at the time of application for listing or to update a company description. Please complete this form and submit your company description.

Please check appropriate box:

- ☐ Company description at time of application
- ☐ Updated company description

Bats BZX Exchange
Shareholder Data Release Consent

I hereby consent to the release of periodic shareholder count data by Broadridge Financial Solutions, Inc. to BATS Exchange, Inc., hereby referenced as "the Exchange," on all or some current or future issues listed on the Exchange.

We understand that this information will not identify any beneficial holder and will be used for regulatory purposes only.

Please sign and date below:	
I, (Name of Individual)	as (Title)
of (Corporation or Trust Name)	



Bats BZX Exchange
Listing Application and Related Forms: Exchange Traded Products-New Series or Fund of a Bats BZX Exchange Listed Issuer

To list an "exchange traded product" or "ETP" on Bats BZX Exchange that is a New Series or Fund of an issuer with securities currently listed on Bats BZX Exchange, a company must complete and submit all materials set forth below on the Listing Checklist to: Bats BZX Exchange, Inc. Attn: Listing Qualifications Department, 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214 or *list@bats.com*.

LISTING CHECKLIST (due at time of application)
Required Documentation for Approval of Listing:
Completed and Executed Listing Application
Fund Information Spreadsheet (if multiple funds being listed)
Constituent Data Received and Tested Compliant (N/A for actively managed funds)
Board Resolution authorizing listing on Bats BZX Exchange (Secretary's Cert acceptable)
Index Methodology (N/A for actively managed funds)
Certificate of Good Standing dated within last 90 days
Firewall Letter if applicable
Final Effective Registration Statement (N-1A)
Form 8-12BA (8-A)
Copy of Press Release 2 business days prior to release if participating in CLP Program (Optional)

Note: All application materials sent to Bats BZX Exchange (the "Exchange") will be reviewed for completeness. All applications are deemed confidential and are handled in a secure environment. Applications may, however, be shared with the Securities and Exchange Commission (the "SEC") and other self-regulatory organizations, as necessary, to evaluate and process the application.

The Exchange may request applicants to submit documentation in addition to what is listed in the Listing Checklist. If you have questions on completing the Listing Application and related forms, you may direct them to the Listing Qualifications Department via email at *list@bats.com*. **Each reference herein to a "Rule" is a Bats BZX Exchange Listing Rule, unless otherwise indicated.**

GENERAL LISTING INFORMATION

GENERAL CORPORATE/TRUST INFORMATION		
Corporation or Trust Name:		
Address of Principal Executive Office:		
City, State, Zip:		
Phone:	Fax:	Website:
State of Incorporation/Date of Incorporation:		
☐ Foreign Private Issuer		
SEC File Number:		

APPLICATION PRIMARY CONTACT Please provide a primary contact for the purposes of processing this Listing Application.		
Firm Name:		
Contact Name:		
Address of Principal Executive Office:		
City, State, Zip:		
Phone:	Fax:	Website:

SECURITY INFORMATION

Provide the following fund information. ***If more than one fund is being listed, note each fund's information separately on the provided Fund Information Spreadsheet:***	
Name:	
☐ Initial Listing ☐ Listing Transfer Current listing market: ______________ Current ticker symbol: _______ ☐ Other (please specify):	
Description:	
Rule Filing Number (if applicable):	
Proposed Trading Symbol:	
Number of shares per fund:	
Number of units per fund:	
Creation Unit Size:	
Anticipated price per share (valuation price):	
Expected effective date of registration statement:	
Expected date of initial trading:	
Expected closing date of the initial distribution:	
Name of Index:	
Bloomberg Ticker:	
CUSIP: (*CUSIP Service Bureau can be reached at 212-438-6500 or www.cusip.com*)	
Will the CUSIP number(s) be included in the file of eligible issues of a registered securities depository upon the commencement of trading?	
☐ Yes ☐ No	

Index or Portfolio Component Data

☐ Check here if the Fund will track an underlying index. If so, for the index or portfolio, provide CUSIP/ISIN/SEDOL and respective weight (sum total must equal 100%) in excel format.

* Exchange may require updated data if submitted more than 15 business days prior to launch

☐ Check here if the Company represents that the Fund will not track an underlying index, therefore index component data is not required.

IOPV

Indicative Optimized Portfolio Value ("IOPV") dissemination is contracted with:

ADDITIONAL INFORMATION AND DOCUMENTATION

The fact that an applicant may meet the Exchange's numerical guidelines does not necessarily mean that its application will be approved. In connection with the review of any application, and as set forth in the Exchange's Listing Rules, the Exchange reserves the right to request additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's qualification for initial inclusion, including but not limited to, any material provided to or received from the SEC or other regulatory authority.

Please provide information in a separate attachment to this application if the Company must answer in the affirmative to the questions below.

__Regulatory Proceedings/Litigation__

☐ Check here if the Company can answer in the affirmative to the following:

With respect to the Company, its predecessors and its subsidiaries, the Company has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings commenced within the past ten (10) years:

a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

b) in which claims material to the Company are or were asserted under federal and/or state securities, tax or bankruptcy laws; or

c) in which claims material to the Company are or were asserted otherwise alleging fraud, deceit or misrepresentation. To the extent that such items have been disclosed in the Company's SEC filings, the applicant may refer to and/or submit copies of the relevant SEC's filings in which such matters were disclosed in lieu of providing a detailed description.

In connection with all proceedings that have been concluded, please provide documentation, which reflects the final disposition of each proceeding. The Company should update Staff promptly of any and all material developments related to the matters identified in the response to these questions and should supplement its response if additional matters arise while its application is pending.

☐ Check here if the Company can answer in the affirmative to the following:

With respect to current executive officers, directors, and ten (10) percent or greater shareholders, the Company has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings:

a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

b) in which claims are or were asserted otherwise alleging fraud, deceit or misrepresentation and seeking damages in excess of $100,000.

Note: With respect to the regulatory proceedings and litigation questions above, there is no limit on the time frame covered by the request.

Upon review of the information provided by the applicant, Staff may request additional information, such as copies of all court and administrative filings, and documents, which reflect the substance of the allegations of any proceedings described above, and the sanctions imposed, including but not limited to, complaints, indictments, opinions, orders, final judgments, letters of censure, consents, undertakings and SEC formal orders of investigation.

Bridge Financings, Shelf Registrations, Regulation S Offerings or Private Placements

☐ Check here if the Company has entered into any bridge financings, shelf registrations, Regulation S offerings, or private placements within the past six months. In a separate attachment to this application, describe the transactions in detail (i.e., date, price per share, discount, terms of conversion, the investors and their relationship to the company or other participants in the transactions), including the terms and conditions of any resale restrictions.

Direct Registration Program (Rule 14.7)

☐ Check here if the Company is eligible for a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act, such as the one offered by The Depository Trust Company ("DTC"); and that the security to be listed is eligible for a Direct Registration Program, or will be on the commencement of trading on the Exchange, or the security is issued in book entry form only and is exempt from this requirement.

Board Resolutions Authorizing Issuance and Listing

☐ Check here if the Company has included with this application a board resolution authorizing issuance and listing or separate documentation representing authority to determine the appropriate primary listing Exchange for the Fund.

Fund/Index Provider Representation

☐ Check here if the Company affirms that any internal advisory committee, supervisory board, or similar entity that advises or makes decisions on the index or portfolio composition, methodology and related matters, must implement and maintain, or be subject to, procedures designed to prevent the use and dissemination of material non-public information regarding the applicable index.

☐ Check here if an unaffiliated third party acts as the index provider for the fund(s) (the "Index Provider").

Please note that, to the extent that any unaffiliated third party acts as the Index Provider for the fund(s), the Company must attach a separate representation letter in which each Index Provider represents that any advisory committee, supervisory board, or similar entity that advises or makes decisions on the index or portfolio composition, methodology and related matters, implements and maintains, or is subject to, procedures designed to prevent the use and dissemination of material non-public information regarding the applicable index.

Daily Fund Calculation Representation

☐ Check here if the Company affirms that, upon listing, the Funds' Net Asset Value per share will be calculated daily and the NAV and Disclosed Portfolio will be made available to all market participants at the same time.

<table>
<tr><th colspan="2">AFFIRMATION</th></tr>
<tr><td>I,

(Name of Individual)</td><td>as

(Title)</td></tr>
<tr><td colspan="2">of
(Company Name)</td></tr>
<tr><td colspan="2">hereby certify, to the best of my knowledge and belief, that the information contained in the application is true and correct, as of the date below, and will notify the Exchange promptly of any material changes.</td></tr>
<tr><td>
(Signature of Company Officer)</td><td>
(Date)</td></tr>
</table>

Securities Exchange Act of 1934 Exemptive Relief

Indicate method by which Issuer will achieve no-action/exemptive relief necessary to operate as a listed Exchange Traded Product of its type:

The following is a list of commonly cited no action/exemptive relief letters issued by the SEC's Division of Trading and Markets under the Securities Exchange Act of 1934. This list is provided for the convenience of the issuer and is not intended to suggest that the issuer is necessarily entitled to rely on any such referenced letter(s):

A. Exchange Traded Funds
   - Letter dated November 21, 2005 (Section 11(d) and Extension of Class Relief)
   - Letter dated October 24, 2006 (Class Relief Letter for ETFs)
   - Letter dated April 9, 2007 (Class Relief Letter for Fixed Income ETFs)
   - Letter dated June 27, 2007 (Combination ETFs)
   - Revised Staff Legal Bulletin No. 9 (September 10, 2010)(for Actively Managed ETFs)
   - Letter dated May 9, 2008 or Letter dated June 16, 2011 (regarding Section 11(d) for Actively Managed ETFs)(one but not both may be cited)

B. Exchange Traded Notes
   - Letter dated May 30, 2006 (iPath ETNs)
   - Letter dated July 27, 2006 (iPath ETNs)
   - Letter dated October 12, 2007 (Deutsche Bank AG ETNs)

C. Other Security Types
   - Letter dated June 21, 2006 (CurrencyShares; Commodity-Based Investment Vehicles)
   - Letter dated January 19, 2006 (DB Commodity Index Tracking Fund)

All conditions to the no-action/exemptive relief are required to be met upon commencement of trading on Bats BZX Exchange.



Bats BZX Exchange
Listing Application and Related Forms

To list a security on Bats BZX Exchange, a company must complete and submit all materials set forth below on the Listing Checklist to: Bats Exchange, Attn: Listing Qualifications Department, 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214 or list@bats.com.

LISTING CHECKLIST (due at time of application)
☐ Completed and Executed Listing Application
☐ Entry Fee Payment Form and Entry Fee
☐ Signed Letter from Underwriter affirming basic listing standards
☐ Form S-1 Preliminary Prospectus (Red Herring)
☐ Form 8-A
☐ Formation Documents Submitted (Bylaws and Incorporation Documentation)
☐ Board Resolutions Authorizing Issuance and Listing on Exchange
☐ Certificate of Good Standing (Provided by Exchange)

Note: All application materials sent to Bats BZX Exchange (the "Exchange") will be reviewed for completeness. All applications are deemed confidential and are handled in a secure environment. Applications may, however, be shared with the Securities and Exchange Commission (the "SEC") and other self-regulatory organizations, as necessary, to evaluate and process the application.

The Exchange may request applicants to submit documentation in addition to what is listed in the Listing Checklist. If you have questions on completing the Listing Application and related forms, you may direct them to the Listing Qualifications Department via email at *list@bats.com* or by telephone at 913-815-7101.

Please refer to the Exchange's website at www.bats.com for additional required information regarding the listing process.* **Each reference herein to a "Rule" is a Bats BZX Exchange Listing Rule, unless otherwise indicated.

PART I – LISTING APPLICATION

COMPANY INFORMATION		
Company Name:		
Address of Principal Executive Office:		
City, State, Zip:		
Phone:	Fax:	Website:
State of Incorporation/Date of Incorporation:		
SEC File Number:		
Standard Industrial Classification (SIC) Code:		
Central Index Key Number (CIK):		

Market Choice:

- ☐ Tier I
- ☐ Tier II

PRIMARY CONTACT Please provide a primary contact for the purposes of processing this Listing Application.		
Name:		
Firm:		
Address:		
Phone:	Fax:	Website:

COMPANY CONTACTS If the primary contact supplied above is someone other than an employee of the Company, please provide a contact at the Company.	
Chief Executive Officer:	Email:
Chief Financial Officer:	Email:
Investor Relations Officer:	Email:
Other:	Email:
Other:	Email:

INDEPENDENT AUDITOR AND INVESTMENT BANKER OR MARKET MAKER CONTACTS Please provide the following information regarding the Company's independent auditor and the investment bankers in the underwriting group or the market makers who will make a market in the Company's securities. Attach an additional sheet if necessary.		
Firm:		
Contact Name:		
Address:		
City, State, Zip:		
Phone:	Fax:	Website:
Firm:		
Contact Name:		
Address:		
City, State, Zip:		
Phone:	Fax:	Website:
Firm:		
Contact Name:		
Address:		
City, State, Zip:		
Phone:	Fax:	Website:
Firm:		
Contact Name:		
Address:		
City, State, Zip:		
Phone:	Fax:	Website:

Firm:		
Contact Name:		
Address:		
City, State, Zip:		
Phone:	Fax:	Website:
Firm:		
Contact Name:		
Address:		
City, State, Zip:		
Phone:	Fax:	Website:
Firm:		
Contact Name:		
Address:		
City, State, Zip:		
Phone:	Fax:	Website:
Firm:		
Contact Name:		
Address:		
City, State, Zip:		
Phone:	Fax:	Website:

PART II – SECURITY INFORMATION

Description of issue(s) to be listed (include current symbol(s), par or stated value, warrant expiration date and exercise price, ratio for American Depositary Shares to underlying shares, and other relevant information):

Provide three (3) proposed trading symbols in order of preference. All choices must be comprised of one to five alpha characters. If an Exchange symbol has been previously reserved, list only that symbol. Questions regarding symbols should be directed to *list@bats.com*.		
(1)	(2)	(3)

Please list the CUSIP* number for each issue for which application is being made.	
Issue(s) to be listed:	CUSIP* Number: *CUSIP Service Bureau can be reached at 212-438-6500 or *www.cusip.com.*

Will the CUSIP number(s) be included in the file of eligible issues of a registered securities depository upon the commencement of trading?
Yes No

TRANSFER AGENT CONTACT INFORMATION The Transfer Agent must be a participant in a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act.		
Name:		
Address:		
City, State, Zip:		
Phone:	Fax:	Email:
Transfer Agent LPA Number:		

For American Depositary Shares (ADS), list the name and address of Depositary Bank:		
Name:		
Address:		
City, State, Zip:		
Phone:	Fax:	Email:

If the Company has any class of common stock or other security entitling the holder(s) to differential voting rights, dividend payments, or other preferences provide a complete description of such rights or preferences below:

If there is an existing public market for the issue(s) covered by this application, please identify each security, marketplace and trading symbol.

If the Company or any of its predecessors previously applied to have its securities listed or quoted on any marketplace provide the name of the marketplace, and the date and outcome of the application. In addition, state whether the Company's securities have ever been delisted; the date and reasons for any delisting; whether the issuer is (was) the subject of any inquiries or investigations by a securities exchange; and the outcome or resolution of such inquiries or investigations. Please note that the issuer's obligation to respond to this question is ongoing and the issuer must promptly advise the Exchange of receipt of any relevant inquiry. Attach an additional sheet if necessary. ?

If the Company is seeking to list pursuant to or in connection with a merger with an Exchange-listed company provide a brief description of the proposed transaction. Be sure to identify the surviving Company that will list on the Exchange following the proposed transaction. Please also provide the desired symbol. Please note that the new Company may be required to execute new listing application and listing agreement forms. All new officers and directors must be identified in these updated forms. Attach an additional sheet if necessary. ?

TYPE OF LISTING Please complete the applicable section(s) below.

☐ Initial Public Offering ☐ Reorganization ☐ Distribution

☐ Secondary Offering ☐ Exchange Offer ☐ Spin-Off

☐ Merger ☐ Conversion ☐ Other (please specify): ____________________

If distribution or spin-off, please provide parent company name: ____________________

Type of offering:

☐ Firm Commitment ☐ Best Efforts – all or none

☐ Best Efforts – minimum/maximum ☐ Other (please specify): ____________________

Anticipated number of round lot beneficial shareholders after the offering:	
Anticipated number of beneficial shareholders after the offering:	
Expected effective date of registration statement:	
Expected closing date of offering:	

Will delivery of stock certificates (to the members of the underwriting group for distribution) be within three business days of initial inclusion on the Exchange?

Yes No

If "no," please note that this will result in a "when-issued" trading market.

Will the stock certificates contain any restrictive legends?

Yes No

PUBLIC SECURITIES

Please attach confirmation from Transfer Agent, proxy solicitation firm, or other independent source.

Number of round lot beneficial shareholders:	(as of) Date:
Number of beneficial shareholders:	(as of) Date:

Designate appropriate registration category of each issue. A copy of the appropriate document evidencing registration must accompany this application.

☐ Section 12(b) of 1934 Act ☐ Investment Company Act of 1940

☐ Section 12(g) of 1934 Act ☐ Other (please specify): ____________________

Has the company filed a Form 10 registration statement, or equivalent document, within the past 12 months for purposes of registering a class of securities under Section 12 of the 1934 Act with the SEC or other regulatory authority?

Yes No

If "yes," provide copy of filing including comments or appropriate regulatory authority and Company's response thereto.

Date of SEC effectiveness: ____________________ Date cleared all SEC comments: ____________________

PART III – BOARD MEMBER INFORMATION

<table>
<tr><td colspan="3">Please provide the following information regarding the applicant's board members. Provide each board member's name (first, middle and last). In addition, while not required, it would facilitate our regulatory review process, if you also provide the date of birth for each board member. Attach an additional sheet if necessary.</td></tr>
<tr><td colspan="2">Name:</td><td>Date of Birth:</td></tr>
<tr><td colspan="3">Primary Employer and Position (if applicable):</td></tr>
<tr><td colspan="3">Address:</td></tr>
<tr><td colspan="3">City, State, Zip:</td></tr>
<tr><td>Phone:</td><td>Fax:</td><td>Email:</td></tr>
<tr><td colspan="2">Name:</td><td>Date of Birth:</td></tr>
<tr><td colspan="3">Primary Employer and Position (if applicable):</td></tr>
<tr><td colspan="3">Address:</td></tr>
<tr><td colspan="3">City, State, Zip:</td></tr>
<tr><td>Phone:</td><td>Fax:</td><td>Email:</td></tr>
<tr><td colspan="2">Name:</td><td>Date of Birth:</td></tr>
<tr><td colspan="3">Primary Employer and Position (if applicable):</td></tr>
<tr><td colspan="3">Address:</td></tr>
<tr><td colspan="3">City, State, Zip:</td></tr>
<tr><td>Phone:</td><td>Fax:</td><td>Email:</td></tr>
<tr><td colspan="2">Name:</td><td>Date of Birth:</td></tr>
<tr><td colspan="3">Primary Employer and Position (if applicable):</td></tr>
<tr><td colspan="3">Address:</td></tr>
<tr><td colspan="3">City, State, Zip:</td></tr>
</table>

Phone:	Fax:	Email:

Name:	Date of Birth:
Primary Employer and Position (if applicable):	
Address:	
City, State, Zip:	

Phone:	Fax:	Email:

BOARD COMPOSITION AND COMMITTEES
☐ Submit a completed Corporate Governance Certification Form, a copy of which is enclosed herewith or can be found on the Exchange's website at *www.bats.com*.
☐ Provide a list of all independent directors, as defined in Rule 14.10(c)(1)(B)
☐ Please list each committee of the applicant's board of directors and indicate each director's board committee participation.

Part IV – EXECUTIVE INFORMATION

Please provide the following information regarding the applicant's contact information and the applicant's executive officers. Your cooperation in notifying the Exchange of any future officer or address changes is requested.	
Company Name:	
Company Address:	
City, State, Zip:	
Main Phone #:	Toll Free #:
Main Fax #:	
Website:	
CHAIRMAN	
Name:	Preferred Salutation:
Title (if different):	Telephone:
Fax:	Email Address:
Mailing Address:	
CHIEF EXECUTIVE OFFICER	
Name:	Preferred Salutation:
Title (if different):	Telephone:
Fax:	Email Address:
Mailing Address:	
CHIEF FINANCIAL OFFICER	
Name:	Preferred Salutation:
Title (if different):	Telephone:
Fax:	Email Address:
Mailing Address:	
CORPORATE SECRETARY	
Name:	Preferred Salutation:
Title (if different):	Telephone:
Fax:	Email Address:
Mailing Address:	

INVESTOR RELATIONS CONTACT	
Name:	Preferred Salutation:
Title (if different):	Telephone:
Fax:	Email Address:
Mailing Address:	

Bats BZX Exchange
Corporate Governance Certification Form

COMPANY INFORMATION	
Company Name:	(the "Company")
Symbol:	

Upon the Company's listing on the Exchange, the Company must comply with the Exchange's requirements relating to Board Composition, Executive Sessions, Audit Committee, Compensation of Officers, Director Nomination Process, Code of Conduct, Quorum, Review of Related Party Transactions and Direct Registration of Company's Securities. By completing this form, you are certifying your Company's compliance with, or exemption from, these requirements.

In addition, the Bats BZX Exchange Rules include certain disclosure and notification requirements relating to the use of exemptions and phase-in schedules that are not outlined in this certification. Each Company is responsible for ensuring compliance with such requirements.

Also note that a Company that is a Smaller Reporting Company[1], Controlled Company[2], or a Foreign Private Issuer[3] may need to submit a new certification if that status changes.

1. Independent Directors-Rule 14.10(c)(2)(A)

☐ I hereby certify that the Company's board of directors is comprised of a majority of independent directors as required by Rule 14.10(c)(2)(A). If the Company is currently exempt from this requirement, check the appropriate box below:

☐ **For Initial Public Offerings, Companies Emerging From Bankruptcy and Transfers From Other Markets**: Check here if the Company is utilizing the phase-in provisions pursuant to Rule 14.10(e)(2) to satisfy this requirement. If this box is checked, the certification above will be effective as of the end of the phase-in period.

☐ **For Controlled Companies**: Check here if the Company is utilizing the Controlled Company exemption pursuant to Rule 14.10(e)(3)(B) to satisfy this requirement. A company relying upon this exemption must disclose in its annual meeting proxy statement (or, if the Company does not file a proxy, in its Form 10-K or 20-F) that it is a Controlled Company and the basis for that determination. In the event the Company ceases to be a Controlled Company, a new certification will be required.

☐ **For Foreign Private Issuers**: Check here if the Company is following home-country practices in lieu of this requirement and has provided the Exchange with a written statement from independent counsel in the Company's home country certifying that the Company's practices are not prohibited by the home country's laws. The Company must disclose in its annual reports filed with the SEC that it does not comply with the independent director requirement of Rule 14.10(c)(2)(A) (as well as each other requirement of Rule 14.10 that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(e)(1)(D) to satisfy this requirement. If relying on this exemption, the Company must also submit to the Exchange

[1] As defined in SEC Rule 12b-2.
[2] A "Controlled Company" is a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company.
[3] As defined in SEC Rule 3b-4(c)

a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at *www.bats.com*.

☐ **For Asset-backed Issuers and Other Passive Issuers**: Check here if the Company is utilizing the Asset-backed Issuer / Passive Issuer exemption pursuant to Rule 14.10(e)(1)(A) to satisfy this requirement.

☐ **For Cooperatives**: Check here if the Company is a cooperative that is structured to comply with relevant state law and federal tax law and does not have a publicly traded class of common stock, relying on the cooperative exemption pursuant to Rule 14.10(e)(1)(B) to satisfy this requirement. Cooperatives must comply with all federal securities laws, including without limitation those rules required by Section 10A(m) of the 1934 Act and Rule 10A-3 thereunder.

☐ **For Management Investment Companies**: Check here if the Company is a management investment company or business development company registered under the Investment Company Act of 1940, as amended, and is utilizing the management investment company exemption pursuant to Rule 14.10(e)(1)(E) to satisfy this requirement.

2. Independent Directors-Rule 14.10(c)(2)(B)

☐ I hereby certify that the Company will have the regularly scheduled meetings at which only independent directors are present ("executive sessions"), as required by Rule 14.10(c)(2)(B). If the Company is currently exempt from this requirement, check the appropriate box below:

☐ **For Foreign Private Issuers**: Check here if the Company is following home-country practices in lieu of this requirement and has provided the Exchange with a written statement from independent counsel in the Company's home country certifying that the Company's practices are not prohibited by the home country's laws. The Company must disclose in its annual reports filed with the SEC that it does not comply with the executive session requirement of Rule 14.10(c)(2)(B) (as well as each other requirement of Rule 14.10 that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(e)(1)(D) to satisfy this requirement. If relying on this exemption, the Company must also submit to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at *www.bats.com*.

☐ **For Asset-backed Issuers and Other Passive Issuers**: Check here if the Company is utilizing the Asset-backed Issuer / Passive Issuer exemption pursuant to Rule 14.10(e)(1)(A) to satisfy this requirement.

☐ **For Cooperatives**: Check here if the Company is a cooperative that is structured to comply with relevant state law and federal tax law and does not have a publicly traded class of common stock, relying on the cooperative exemption pursuant to Rule 14.10(e)(1)(B) to satisfy this requirement. Cooperatives must comply with all federal securities laws, including without limitation those rules required by Section 10A(m) of the 1934 Act and Rule 10A-3 thereunder.

☐ **For Management Investment Companies**: Check here if the Company is a management investment company or business development company registered under the Investment Company Act of 1940, as amended, and is utilizing the management investment company exemption pursuant to Rule 14.10(e)(1)(E) to satisfy this requirement.

3. Audit Committee Charter-Rule 14.10(c)(3)(A) and Related Interpretation and Policy .04

☐ I hereby certify that the Company has adopted a formal written audit committee charter specifying the items enumerated in Rule 14.10(c)(3)(A), and that the audit committee will review and assess the adequacy of the charter on an annual basis. Please provide a copy of the charter and note the date of its adoption. If the Company is currently exempt from this requirement, check the appropriate box below:

☐ **For Foreign Private Issuers**: Check here if the Company is following home-country practices in lieu of this requirement and has provided the Exchange with a written statement from independent counsel in the Company's home country certifying that the Company's practices are not prohibited by the home country's laws. A company checking this box must still have an audit committee that satisfies Rule 14.10(c)(3)(C) and must ensure that such audit committee members meet the independence requirement in Rule 14.10(c)(2). The Company must disclose in its annual reports filed with the SEC that it does not comply with the audit committee charter requirement of Rule 14.10(c)(3)(A) (as well as each other requirement of Rule 14.10 that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Asset-backed Issuers and Other Passive Issuers**: Check here if the Company is utilizing the Asset-backed Issuer / Passive Issuer exemption pursuant to Rule 14.10(e)(1)(A) to satisfy this requirement.

☐ **For Index Fund Shares[4] and Managed Fund Shares[5]**: Check here if the Company is a management investment fund registered under the Investment Company Act of 1940, as amended, that is also an Index Fund Shares or Managed Fund Shares, and is utilizing the exemption pursuant to Rule 14.10(e)(1)(E) to satisfy this requirement. Note, Index Fund Shares and Managed Fund Shares are still subject to the applicable requirements of Rule 10A-3 of the 1934 Act.

4. **Audit Committee Composition-Rule 14.10(c)(3)(B)**

☐ I hereby certify that the Company has, and will continue to have, an audit committee of at least three members, comprised solely of directors each of whom: (a) meets the Exchange's definition of independence contained in Rule 14.10(c)(1)(B); (b) meets the requirements of SEC Rule 10A-3(b)(1); (c) has not participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years; and (d) is able to read and understand fundamental financial statements, including the Company's balance sheet, income statement, and cash flow statement, as required by Rule 14.10(c)(3)(B)(i)(d).

In addition, I hereby certify that the Company has, and will continue to have, at least one member of the audit committee who has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

LIST MEMBER(S):

If the Company is currently exempt from this requirement, check the appropriate box below:

☐ **For Companies with Exception and Limited Circumstances**: Check here if the Company will comply with this requirement by having a committee comprised of all independent directors, except for one director, who meets the criteria set forth in Section 10A(m)(3) of the 1934 Act and is not a current officer or employee or a Family Member[4] of such officer or employee, where the board, under exception and limited circumstances, has determined that such director's membership on the audit committee is in the best interests of the Company and its shareholders.

☐ **For Initial Public Offerings**: Check here if the Company is utilizing the phase-in provisions pursuant to Rule 14.10(e)(2) to satisfy this requirement. If this box is checked, the certifications above will be effective as of the end of the phase-in period.

☐ **For Foreign Private Issuers**: Check here if the Company is following home-country practices in lieu of this requirement and has provided the Exchange with a written statement from independent counsel in the Company's home country

---

[4] As defined in Rule 14.11(c).
[5] As defined in Rule 14.11(i).
[4] As defined in Rule 14.10(c)(1)(B).

certifying that the Company's practices are not prohibited by the home country's laws. A company checking this box must still have an audit committee that satisfies Rule 14.10(c)(3)(C) and must ensure that such audit committee members meet the independence requirement in Rule 14.10(c)(2). The Company must disclose in its annual reports filed with the SEC that it does not comply with the audit committee composition requirements of Rule 14.10 (as well as each other requirement of Rule 14.10 that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirements.

☐ **For Asset-backed Issuers and Other Passive Issuers**: Check here if the Company is utilizing the Asset-backed Issuer / Passive Issuer exemption pursuant to Rule 14.10(e)(1)(A) to satisfy this requirement.

☐ **For Index Fund Shares and Managed Fund Shares**: Check here if the Company is a management investment fund registered under the Investment Company Act of 1940, as amended, that is also an Index Fund Shares or Managed Fund Shares, and is utilizing the exemption pursuant to Rule 14.10(e)(1)(E) to satisfy this requirement. Note, Index Fund Shares and Managed Fund Shares are still subject to the applicable requirements of Rule 10A-3 of the 1934 Act.

5. <u>Independent Director Oversight of Executive Officer Compensation-Rule 14.10(c)(4)</u>

☐ I hereby certify that the Company complies with Rule 14.10(c)(4), which requires independent director involvement in the determination of executive compensation. In addition, in affirmatively determining the independence of any director who will serve on the compensation committee, or who is otherwise permitted to determine the compensation of executive officers of the Company, the board of directors has considered, and will continue to consider, all factors specifically relevant to determining whether a director has a relationship to the Company which is material to that director's ability to be independent from management in connection with the duties of such director, including but not limited to: (i) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the Company to such director; and (ii) whether such director is affiliated with the Company, a subsidiary of the Company, or an affiliate of a subsidiary of the Company.

Check the appropriate box below:

☐ The Company complies with this requirement by having a compensation committee comprised solely of independent directors.

☐ The Company complies with this requirement by submitting such matters for approval or recommendation by a majority of the independent directors in a vote in which only independent directors participate.

☐ **For Smaller Reporting Companies**: Check here if the Company is a Smaller Reporting Company and each director responsible for determining the compensation of executive officers of the Company is independent under Rule 14.10(c)(1)(B).

☐ **For Companies with Exception and Limited Circumstances**: Check here if the Company will comply with this requirement by having a committee comprised of at least three directors, all of whom are independent except for one director, who meets the criteria set forth in Section 10A(m)(3) of the 1934 Act and is not a current officer or employee or a Family Member of such officer or employee, where the board, under exception and limited circumstances, has determined that such director's membership on the compensation committee is in the best interests of the Company and its shareholders.

☐ **For Initial Public Offerings, Companies Emerging From Bankruptcy and Transfers From Other Markets**: Check here if the Company is utilizing the phase-in provisions pursuant to Rule 14.10(e)(2) to satisfy this requirement. If this box is check, the certifications above will be effective as of the end of the phase-in period.

☐ **For Controlled Companies**: Check here if the Company is utilizing the "Controlled Company" exemption pursuant to Rule 14.10(e)(3)(B) to satisfy this requirement. A company relying upon this exemption must disclose in its annual meeting proxy statement (or, if the Company does not file a proxy, in its Form 10-K or 20-F) that it is a Controlled

Company and the basis for that determination. In the event the Company ceases to be a Controlled Company, a new certification will be required.

☐ **For Foreign Private Issuers**: Check here if the Company is following home-country practices in lieu of this requirement and has provided the Exchange with a written statement from independent counsel in the Company's home country certifying that the Company's practices are not prohibited by the home country's laws. The Company must disclose in its annual reports filed with the SEC that it does not comply with the independent director oversight of executive compensation requirement of Rule 14.10(c)(4) (as well as each other requirement of Rule 14.10 that is does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Limited Partnerships:** Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(e)(1)(D) to satisfy this requirement. If relying on this exemption, the Company must also submit to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at *www.bats.com.*

☐ **For Asset-backed Issuers and Other Passive Issuers**: Check here if the Company is utilizing the Asset-backed Issuer / Passive Issuer exemption pursuant to Rule 14.10(e)(1)(A) to satisfy this requirement.

☐ **For Cooperatives**: Check here if the Company is a cooperative that is structured to comply with relevant state law and federal tax law and does not have a publicly traded class of common stock, relying on the cooperative exemption pursuant to Rule 14.10(e)(1)(B) to satisfy this requirement. Cooperatives must comply with all federal securities laws, including without limitation those rules required by Section 10A(m) of the 1934 Act and Rule 10A-3 thereunder.

☐ **For Management Investment Companies**: Check here if the Company is a management investment company or business development company registered under the Investment Company Act of 1940, as amended, and is utilizing the management investment company exemption pursuant to Rule 14.10(e)(1)(E) to satisfy this requirement.

6. <u>Director Nominations-Rule 14.10(c)(5)(A)</u>

☐ I hereby certify that the Company complies with Rule 14.10(c)(5)(A), which requires independent director oversight of director nominations.

Check the appropriate box below:

☐ The Company complies with this requirement by having a nominations committee comprised solely of independent directors.

☐ The Company complies with this requirement by having director nominees selected or recommended by a majority of its independent directors in a vote in which only independent directors participate.

☐ **For Companies with Exception and Limited Circumstances**: Check here if the Company will comply with this requirement by having a committee comprised of at least three directors, all of whom are independent except for one director, who meets the criteria set forth in Section 10A(m)(3) of the 1934 Act and is not a current officer or employee or a Family Member of such officer or employee, where the board, under exception and limited circumstances, has determined that such director's membership on the nominations committee is in the best interests of the Company and its shareholders.

☐ **For Initial Public Offerings, Companies Emerging From Bankruptcy and Transfers From Other Markets**: Check here if the Company is utilizing the phase-in provisions pursuant to Rule 14.10(e)(2) to satisfy this requirement. If this box is checked, the certifications above will be effective as of the end of the phase-in period.

☐ **For Controlled Companies:** Check here if the Company is utilizing the Controlled Company exemption pursuant to Rule 14.10(e)(3)(B) to satisfy this requirement. If relying upon this exemption, the Company must disclose in its annual meeting proxy statement (or, if the Company does not file a proxy, in its Form 10-K or 20-F) that it is a Controlled Company and the basis for that determination. In the event the Company ceases to be a Controlled Company, a new certification will be required.

☐ **For Foreign Private Issuers:** Check here if the Company is following home-country practices in lieu of this requirement and has provided the Exchange with a written statement from independent counsel in the Company's home country certifying that the Company's practices are not prohibited by the home country's laws. The Company must disclose in its annual reports filed with the SEC that it does not comply with the director nominations requirement of Rule 14.10(c)(5)(A) (as well as each other requirement of Rule 14.10 that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Companies with Pre-Existing Agreements:** Check here if the Company is subject to a binding obligation that was in effect prior to August 30, 2011 that requires a director nomination structure inconsistent with Rule 14.10(c)(5). Pursuant to Rule 14.10(c)(5)(E), the Company is not required to comply with the nomination requirements.

☐ **For Limited Partnerships:** Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(e)(1)(D) to satisfy this requirement. If relying on this exemption, the Company must also submit to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at *www.bats.com.*

☐ **For Asset-backed Issuers and Other Passive Issuers:** Check here if the Company is utilizing the Asset-backed Issuer / Passive Issuer exemption pursuant to Rule 14.10(e)(1)(A) to satisfy this requirement.

☐ **For Cooperatives:** Check here if the Company is a cooperative that is structured to comply with relevant state law and federal tax law and does not have a publicly traded class of common stock, relying on the cooperative exemption pursuant to Rule 14.10(e)(1)(B) to satisfy this requirement. Cooperatives must comply with all federal securities laws, including without limitation those rules required by Section 10A(m) of the 1934 Act and Rule 10A-3 thereunder.

☐ **For Management Investment Companies:** Check here if the Company is a management investment company or business development company registered under the Investment Company Act of 1940, as amended, and is utilizing the management investment company exemption pursuant to Rule 14.10(e)(1)(E) to satisfy this requirement.

7. **Nominations Committee Charter or Board Resolution-Rule 14.10(c)(5)(B)**

☐ I hereby certify that the Company has adopted a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws, as required by Rule 14.10(c)(5)(B). Please provide a copy of the charter or board resolution and note the date of adoption. If the Company is currently exempt from this requirement, check the appropriate box below:

☐ **For Controlled Companies:** Check here if the Company is utilizing the Controlled Company exemption pursuant to Rule 14.10(e)(3)(B) to satisfy this requirement. If relying upon this exemption, the Company must disclose in its annual meeting proxy statement (or, if the Company does not file a proxy, in its Form 10-K or 20-F) that it is a Controlled Company and the basis for that determination. In the event the Company ceases to be a Controlled Company, a new certification will be required.

☐ **For Foreign Private Issuers:** Check here if the Company is following home-country practices in lieu of this requirement and has provided the Exchange with a written statement from independent counsel in the Company's home country certifying that the Company's practices are not prohibited by the home country's laws. The Company must disclose in its annual reports filed with the SEC that it does not comply with the nominations committee charter/board resolution requirement of Rule 14.10(c)(5)(B) (as well as each other requirement of Rule 14.10 that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Companies with Pre-Existing Agreements**: Check here if the Company is subject to a binding obligation that was in effect prior to August 30, 2011 that requires a director nomination structure inconsistent with Rule 14.10(c)(5). Pursuant to Rule 14.10(c)(5)(E), the Company is not required to comply with the nomination requirements.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(e)(1)(D) to satisfy this requirement. If relying on this exemption, the Company must also submit to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at *www.bats.com*.

☐ **For Asset-backed Issuers and Other Passive Issuers**: Check here if the Company is utilizing the Asset-backed Issuer / Passive Issuer exemption pursuant to Rule 14.10(e)(1)(A) to satisfy this requirement.

☐ **For Cooperatives**: Check here if the Company is a cooperative that is structured to comply with relevant state law and federal tax law and does not have a publicly traded class of common stock, relying on the cooperative exemption pursuant to Rule 14.10(e)(1)(B) to satisfy this requirement. Cooperatives must comply with all federal securities laws, including without limitation those rules required by Section 10A(m) of the 1934 Act and Rule 10A-3 thereunder.

☐ **For Management Investment Companies**: Check here if the Company is a management investment company or business development company registered under the Investment Company Act of 1940, as amended, and is utilizing the management investment company exemption pursuant to Rule 14.10(e)(1)(E) to satisfy this requirement.

8. <u>Code of Conduct-Rule 14.10(d)</u>

☐ I hereby certify that the Company has adopted one or more codes of conduct applicable to all directors, officers and employees, and that such codes are publicly available, as required by Rule 14.10(d), and that such codes satisfy the requirements of Rule 14.10(d). If the Company is currently exempt from this requirement, check the appropriate box below:

☐ **For Foreign Private Issuers**: Check here if the Company is following home-country practices in lieu of this requirement and has provided the Exchange with a written statement from independent counsel in the Company's home country certifying that the Company's practices are not prohibited by the home country's laws. The Company must disclose in its annual reports filed with the SEC that it does not comply with the code of conduct requirement of Rule 14.10(d) (as well as each other requirement of Rule 14.10 that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Asset-backed Issuers and Other Passive Issuers**: Check here if the Company is utilizing the Asset-backed Issuer / Passive Issuer exemption pursuant to Rule 14.10(e)(1)(A) to satisfy this requirement.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(e)(1)(D) to satisfy this requirement. If relying on this exemption, the Company must also submit to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at *www.bats.com*.

☐ **For Management Investment Companies**: Check here if the Company is a management investment company or business development company registered under the Investment Company Act of 1940, as amended, and is utilizing the management investment company exemption pursuant to Rule 14.10(e)(1)(E) to satisfy this requirement.

9. <u>Quorum-Rule 14.10(f)(3)</u>

☐ I hereby certify that the Company's by-laws provide for a quorum of at least 33 1/3 percent of the outstanding shares of the Company's common voting stock, as required by Rule 14.10(f)(3). If the Company is currently exempt from this requirement, check the box below:

☐ **For Foreign Private Issuers**: Check here if the Company is following home-country practices in lieu of this requirement and has provided the Exchange with a written statement from independent counsel in the Company's home country certifying that the Company's practices are not prohibited by the home country's laws. The Company must disclose in its annual reports filed with the SEC that it does not comply with the quorum requirement of Rule 14.10(f)(3) (as well as each other requirement of Rule 14.10 that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

10. <u>Related Party Transactions-Rule 14.10(h)(1)</u>

☐ I hereby certify that the Company's audit committee or another independent body of the Company's board of directors conduct on an on-going basis an appropriate review and oversight of all related party transactions for potential conflict of interest situations, as required by Rule 14.10(h)(1). The term "related party transaction" refers to transactions required to be disclosed pursuant to Item 404 of Regulation S-K under the 1934 Act (or, in the case of non-U.S. issuers, the term "related party transactions" refers to transactions required to be disclosed pursuant to Form 20-F, Item 7.B). If the Company is currently exempt from this requirement, check the appropriate box below:

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(h)(1) to satisfy this requirement, in which case the Company must certify that it complies with the requirements of Rule 14.10(e)(1)(D) by submitting to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at *www.bats.com*.

11. <u>DRS Eligibility-Rule 14.7</u>

☐ I hereby certify that the Company's securities are eligible for a Direct Registration Program operated by a clearing agency registered under Section 17A of the 1934 Act, as required by Rule 14.7. If the Company is currently exempt from this requirement, check the box below:

☐ **For Companies Whose Securities are Book Entry**: Check here if the Company is exempt from this requirement because the Company's securities are book entry only.

AUTHORIZATION BY CORPORATE OFFICER I am a duly authorized officer of the Company. To the best of my knowledge and belief, the information provided on this Corporate Governance Certification is true and correct as of this date. I will promptly notify the Exchange of any material changes to the information provided herein.
Signature:
Print Name:
Title:
Company Name:
Telephone:
Email:
Date:

PART V – ADDITIONAL INFORMATION AND DOCUMENTATION

The fact that an applicant may meet the Exchange's numerical guidelines does not necessarily mean that its application will be approved. In connection with the review of any application, and as set forth in the Exchange's Listing Rules, the Exchange reserves the right to request additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's qualification for initial inclusion, including but not limited to, any material provided to or received from the SEC or other regulatory authority.

Please provide the following information in a separate attachment to this application.

Regulatory Proceedings/Litigation

1. With respect to the Company, its predecessors and its subsidiaries, provide a detailed description of all inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings commenced within the past ten years:

   a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

   b) in which claims material to the Company are or were asserted under federal and/or state securities, tax or bankruptcy laws; or

   c) in which claims material to the Company are or were asserted otherwise alleging fraud, deceit or misrepresentation. To the extent that such items have been disclosed in the Company's SEC filings, the applicant may refer to and/or submit copies of the relevant SEC's filings in which such matters were disclosed in lieu of providing a detailed description.

In connection with all proceedings that have been concluded, please provide documentation, which reflects the final disposition of each proceeding. The Company should update Staff promptly of any and all material developments related to the matters identified in the response to these questions and should supplement its response if additional matters arise while its application is pending.

2. With respect to current executive officers, directors, and ten (10) percent or greater shareholders, provide a detailed description of all inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings:

   a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

   b) in which claims are or were asserted otherwise alleging fraud, deceit or misrepresentation and seeking damages in excess of $100,000.

   [Note: With respect to questions 2a and 2b, there is no limit on the time frame covered by the request.]

Upon review of the information provided by the applicant, Staff may request additional information, such as copies of all court and administrative filings, and documents, which reflect the substance of the allegations of any proceedings described above, and the sanctions imposed, including but not limited to, complaints, indictments, opinions, orders, final judgments, letters of censure, consents, undertakings and SEC formal orders of investigation.

Other

1. Provide a list of any and all bridge financings, shelf registrations, Regulation S offerings, or private placements consummated within the past six months. Describe the transactions in detail (i.e., date, price per share, discount, terms of conversion, the investors and their relationship to the company or other participants in the transactions), including the terms and conditions of any resale restrictions.

2. Please note that securities of companies listing on the Exchange are required to be eligible for a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act, such as the one offered by The Depository Trust Company ("DTC"). To be eligible, an issuer is required to use a transfer agent that meets DTC's insurance and connectivity requirements. Further, the transfer agent must instruct DTC to designate the Company's securities as direct registered eligible securities. In addition, the issuer's governing documents, such as its by-laws, must permit securities that are not represented by certificates. Please note that this rule does not apply to non-equity securities, which are issued in book entry form only.

Please provide a written confirmation from the Company's transfer agent that the security to be listed is eligible for a Direct Registration Program, or will be on the commencement of trading on the Exchange, or indicate that the security is a non-equity security that is issued in book entry form only.

<table>
<tr><td colspan="2">AFFIRMATION
Please sign and date the application.</td></tr>
<tr><td>I,

(Name of Individual)</td><td>as

(Title)</td></tr>
<tr><td colspan="2">of

(Company Name)</td></tr>
<tr><td colspan="2">hereby certify, to the best of my knowledge and belief, that the information contained in the application is true and correct, as of the date below, and will notify the Exchange promptly of any material changes.</td></tr>
<tr><td>

(Signature of Company Officer)</td><td>

(Date)</td></tr>
</table>

Exchange Listing Agreement

This listing agreement ("Listing Agreement") should be executed and submitted by issuers seeking initial listing on the BATS Exchange, Inc. (collectively, with its affiliates, the "Exchange") or current issuers changing their company name.

COMPANY NAME

("Company"), in consideration for the listing of its securities on the Exchange, hereby agrees with the Exchange that:

1. Company certifies that it understands and agrees to comply with all Exchange rules, as they may be amended from time to time, and pay all applicable listing fees when due.
2. Company agrees to promptly notify the Exchange in writing of any corporate action or other event that will cause Company to cease to be in compliance with Exchange listing requirements.
3. Company understands that the Exchange may remove its securities, pursuant to applicable procedures, if it fails to meet one or more requirements of Paragraphs 1-2.
4. Company understands that if an exception to any of the provisions of any of the Exchange rules has been granted by the Exchange, such exception shall, during the time it is in effect, supersede any conflicting provision of this Listing Agreement.
5. Company warrants and represents that any trading symbol requested to be used by Company does not violate any trade/service mark, trade name, or other intellectual property right of any third party. Company agrees and understands that a trading symbol is provided to Company for the limited purpose of identifying Company's security in authorized quotation and trading systems and that Company has no ownership rights in the trading symbol. The assignment and use of a trading symbol is governed by the National Market System Plan for the Selection and Reservation of Securities Symbols, and may be amended from time to time.
6. Company authorizes the Exchange to use Company's corporate logos, website address, trade names, and trade/service marks in order to publicize Company's listing on the Exchange, as well as to convey quotation information, transactional reporting information, and other information regarding Company in connection with the Exchange. In order to ensure the accuracy of the information, Company agrees to provide the Exchange with Company's current corporate logos, website address, trade names, and trade/service marks as they may be amended from time to time.
7. Company agrees to hold harmless and indemnify the Exchange (and its officers, directors, employees and agents) against any and all claims and losses, including but not limited to costs and attorneys' fees, resulting from, suffered, or incurred as a result of any third party's claim or litigation relating to the infringement of any trade/service mark, trade name, or other intellectual property right related to or arising out of the Exchange's use of Company's trading symbol, corporate logos, website address, trade names, and trade/service marks.
8. Company certifies that, no officer, board member, or non-institutional shareholder with greater than 10% ownership of the Company has been convicted of a felony or misdemeanor relating to financial issues (e.g., embezzlement, fraud, theft) in the past ten (10) years. The term "officer" in the foregoing sentence is used as such term is defined by the Securities and Exchange Commission in Rule 16a-1(f) under the Securities Exchange Act of 1934, or any successor rule.

Exchange Warranties; Disclaimers of Warranties

9. For any goods or services provided to Company, the Exchange shall endeavor to provide them in a good and workmanlike manner. Beyond the warranties stated in this section, there are no other warranties of any kind, express, implied or statutory (including the implied warranties of merchantability or fitness for a particular use or purpose).

Limitation of Liability

10. In no event will the Exchange be liable for any trading losses, loss of profits, indirect, special, punitive, consequential, or incidental loss or damage, even if the Exchange has been advised of the possibility of such damages. If the Exchange is, for any reason, held liable for any of the above, the liability of the Exchange is limited:

    a) for goods and services for which Company is specifically charged, to the amount paid by Company for those goods or services during the twelve (12) months preceding the accrual of the claim; and

b) in all other instances, to the amount of the annual listing fee paid by Company during the twelve (12) months preceding the accrual of the claim.

11. Notwithstanding the foregoing, the Exchange shall not be relieved from liability for damages that result from the Exchange's gross negligence or willful tortious misconduct, or from personal injury or wrongful death claims.
12. For goods and services provided under a separate written agreement, the limitation of liability provisions in that agreement shall govern any claims relating to or arising from the provision of those goods and services.
13. Under no circumstances shall the Exchange have any liability for any third party's goods and/or services.
14. Company and the Exchange agree that these terms reflect a reasonable allocation of risk and limitation of liability.
15. The Listing Agreement shall be deemed to have been made in the United States, in the State of New York, and shall be construed and enforced in accordance with the laws of the State of New York, without reference to principles of conflicts of laws.

AUTHORIZATION BY CORPORATE OFFICER As an officer of the Company, I am authorized to execute this agreement on the Company's behalf.	
Signature:	Date:
Name:	Title:

CORPORATE SEAL
(Optional)

Note: Issuers changing their name are required to submit the *Notification: Change in Company Record and execute a new Listing Agreement.*

Bats BZX Exchange
Entry Fee Payment Form: Initial Submission

All companies submitting applications for the listing of securities on the Exchange are assessed an application fee of $100,000 for Tier 1 and $50,000 for Tier 2. All fees are payable to Bats BZX Exchange.

Payment By Check: All checks must be sent under separate cover to the address provided below. Please complete this form and submit it with your payment.

Company Name:	
Address:	
City, State, Zip:	
Remitter Name (if not the same as the company):	
Check enclosed in the amount of $:	Check No.:

Please mail this form and your payment by courier/overnight to:

Bats Global Markets- BIN #150020
P.O. Box 790051
St. Louis, MO 63179-0051

Payment By Wire: Please use the following instructions and include the specific reference information provided below when transmitting your payment. Submission of this form is not required.

Bats Global Markets
BMO Harris Bank
Routing Number: 071000288
SWIFT Code: HATRUS44
Account Name: BATS Global Markets
Account Number: 1819259 Reference: A1010, Company name, symbol and note that the fees are for initial listing.

***Please see Rule 14.13 for further information regarding applicable listing and annual fees.**

Bats BZX Exchange
Company Logo Authorization Form

This form should be completed at the time of application for listing or to update a logo. Please complete this form and submit your logo artwork according to the requirements described on this form.

Submission-Please check appropriate box:

- ☐ Company logo at time of application
- ☐ Updated Company logo

Company Name:	Symbol:
Authorized Logo Release Contact Name:	
Title:	
Address:	
City, State, Zip:	
Phone:	Fax:
Email:	Website:
Artwork/Graphics Contact Name:	
Title:	
Phone:	Email:

Online instructions for establishing a link to the Exchange website may be found at: *www.bats.com.*

In order to publicize Company's listing with the Exchange, Company authorizes the Exchange to use Company's corporate logos, trade names, and trade/service marks in order to convey trading information (quotation transactional reporting) and other information regarding Company in connection with the Exchange. In addition, Company authorizes the Exchange to include Company's logo in other communication materials (video, audio, electronic broadcasts, print promotion and advertising) to further increase awareness of Company among investors.

In order to ensure the accuracy of the information, Company agrees to provide the Exchange with Company's current corporate logos, trade names, and trade/service marks and with any subsequent changes. By signing below, Company indicates that the use granted is indemnified and held harmless from any third party rights and/or claims, without waiver of any legal privileges.

Other than the rights granted here, the Exchange acknowledges that it has no other rights in Company's corporate logos, trade names, and trade/service marks.

AUTHORIZED SIGNATURE	
Signature:	Date:

Bats BZX Exchange
Company Logo Artwork Requirements

To help investors recognize companies listed on the Exchange, the Exchange uses company logos, where appropriate, instead of trading symbols.

GUIDELINES FOR ARTWORK

1. Since the Exchange implements your logo across varied media (with distinct requirements), all logo submissions must be in EPS (Encapsulated PostScript) format created in a vector drawing program (Adobe Illustrator or Macromedia Freehand).

2. Three versions of the Company logo are required (or six if both horizontal and vertical aspect versions are available):

   - 1 version in color
   - 1 version in color suitable for black background (required only if original logo is not clearly visible on a black background)
   - 1 version in grayscale (for black and white print ads).

3. All fonts must be converted to outlines.

4. All required registered marks, trademarks and service marks should be part of the logo artwork.

5. No low-resolution flattened artwork or logos in the following applications will be accepted: Adobe PageMaker or InDesign, Microsoft PowerPoint, Word or Excel, Corel Draw, or QuarkXpress.

SUBMITTING ARTWORK

Submit the completed and signed Authorization Form and all logo artwork and materials to:

Bats BZX Exchange
Listing Qualifications Department
8050 Marshall Drive, Suite 120
Lenexa, Kansas 66214

Authorization Form may also be faxed to 913-815-7250, and the logo material either zipped (.zip) or stuffed (.sit) and emailed to *list@bats.com* (do not exceed 20MB).

If you have any questions regarding the guidelines or the submission process, please call 913-815-7101 or email *list@bats.com* .

For information regarding the strategic advantages of listing on the Exchange, please call 913-815-7100 or send an email to *listings@bats.com*.

For information regarding the Exchange's listing standards or the application process, please contact 913-815-7101 or send an email to *list@bats.com*.

Bats BZX Exchange
Additional Listing Requirements: Initial Public Offerings

ACTION	TIMING
Submit marked copy of any amendments to the registration statement and copies of any and all correspondence with SEC relating to the filing of the registration statement.	Concurrent with SEC or other regulatory authority filing.
Provide notice of anticipated effective date of registration statement.	Notify Listing Qualifications at least three (3) business days prior to the anticipated effective date of the registration statement.
Confirm security addition. Register market makers. Release security for trading.	Upon effectiveness and pricing, notify Bats BZX Exchange.
Provide notice of effectiveness and pricing.	Notify Listing Qualifications.
Submit final registration statement or prospectus (1 copy).	As soon as available.
Provide written notice if over-allotment is exercised.	By closing date of over-allotment.

*ADDRESS:

Bats BZX Exchange Listing Qualifications, 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214

By Courier/Overnight: Bats BZX Exchange Listing Qualifications, 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214. Provide Company name, symbol, and note that the fees are for initial listing.

Payment by Wire: Please use the following instructions and include the specific reference information provided below when transmitting your payment. Submission of this form is not required.

Bank Name: M&I Marshall & Ilsley Bank
Bank Address: 422 East Mason Street
Bank Address: Milwaukee, WI 53202
ABA Bank Routing: 0750-0005-1
SWIFT Code: MARLUS44
Account Name: Bats BZX Exchange
Account Number: 0044983587
Reference: A1010, Company name, symbol and note that the fees are for initial listing

***Please see Rule 14.13 for further information regarding applicable listing and annual fees.**

ACTION	TIMING
Register market makers. Release security for trading.	Prior to the commencement of trading.

*ADDRESS:

Bats BZX Exchange Listing Qualifications, 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214

By Courier/Overnight: Bats BZX Exchange Listing Qualifications, 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214. Provide Company name, symbol, and note that the fees are for initial listing.

Payment by Wire: Please use the following instructions and include the specific reference information provided below when transmitting your payment. Submission of this form is not required.

Bank Name: M&I Marshall & Ilsley Bank
Bank Address: 422 East Mason Street
Bank Address: Milwaukee, WI 53202
ABA Bank Routing: 0750-0005-1
SWIFT Code: MARLUS44
Account Name: Bats BZX Exchange
Account Number: 0044983587
Reference: A1010, Company name, symbol and note that the fees are for initial listing

***Please see Rule 14.13 for further information regarding applicable listing and annual fees.**

Bats BZX Exchange
Company Description

This form should be completed at the time of application for listing or to update a company description. Please complete this form and submit your company description.

Please check appropriate box:

- ☐ Company description at time of application
- ☐ Updated company description

Bats BZX Exchange
Shareholder Data Release Consent

I hereby consent to the release of periodic shareholder count data by Broadridge Financial Solutions, Inc. to Bats BZX Exchange, hereby referenced as "the Exchange," on all or some current or future issues listed on the Exchange.

We understand that this information will not identify any beneficial holder and will be used for regulatory purposes only.

Please sign and date below:	
I, (Name of Individual)	as (Title)
of (Corporation or Trust Name)	

4. Listing Fee Summary

Rule 14.13 Company Listing Fees

(a) Preamble to Company Listing Fees

This section sets forth the required fees for Companies both seeking listing and currently listed on the Exchange. With certain exceptions, Companies seeking to list on the Exchange must pay a non-refundable application fee, and an entry fee. Listed Companies are also required to pay annual fees. Please note that the fees related to written interpretations of the Exchange listing rules can be found in Rule 14.10(b).

(b) Fees Applicable to Listings

(1) Entry Fee

(A) *Tier I Securities:* A Company that submits an application to list any class of its securities (not otherwise identified in this Rule) on the Exchange as a Tier I security, shall pay to the Exchange a fee of $100,000. This fee will be assessed on the date of listing on the Exchange, except for $25,000 which represents a non-refundable application fee, and which must be submitted with the Company's application.

(B) *Tier II Securities:* A Company that submits an application to list any class of its securities (not otherwise identified in this Rule) on the Exchange as a Tier II security, shall pay to the Exchange a fee of $50,000. This fee will be assessed on the date of listing on the Exchange, except for $25,000 which represents a non-refundable application fee, and which must be submitted with the Company's application.

(C) *Exchange Traded Products:* A Company that submits an application to list any exchange traded product ("ETP"), which term includes all securities set forth in Rule 14.11, shall not be required to pay any application fee to the Exchange.

(D) The Exchange Board of Directors or its designee may, in its discretion, defer or waive all or any part of the entry fee prescribed herein.

(E) If the application is withdrawn or is not approved, the entry fee (less the non-refundable application fee) shall be refunded.

(F) The fees described in this Rule 14.13(b)(1) shall not be applicable with respect to any securities that:

(i) are listed on another national securities exchange but not listed on the Exchange, if the issuer of such securities transfers their listing exclusively to the Exchange;

(ii) are listed on another national securities exchange and the Exchange, if the issuer of such securities ceases to maintain their listing on the other exchange and the securities instead are designated as national market system securities under Rule 14.3(d); or

(iii) are listed on another national securities exchange but not listed on the Exchange, if the issuer of such securities is acquired by an unlisted company and, in connection with the acquisition, the unlisted company lists exclusively on the Exchange.

(G) The fees described in this Rule 14.13(b)(1) shall not be applicable to a Company:

(i) whose securities are listed on another national securities exchange and designated as national market securities pursuant to the plan governing such securities at the time such securities are approved for listing on the Exchange; and

(ii) that maintains such listing and designation after it lists such securities on the Exchange.

(2) Annual Fee

(A) *Tier I Securities:* The issuer of each class of securities (not otherwise identified in this Rule) that is a domestic or foreign issue listed on the Exchange as a Tier I security shall pay to the Exchange an annual fee of $35,000.

(B) *Tier II Securities:* The issuer of each class of securities (not otherwise identified in this Rule) that is a domestic or foreign issue listed on the Exchange as a Tier II security shall pay to the Exchange an annual fee of $20,000.

(C) *Exchange Traded Products:* The issuer of each class of securities (not otherwise identified in this Rule) that is a domestic or foreign issue listed on the Exchange as an ETP shall pay no annual listing fee to the Exchange and will be eligible to receive payments from the Exchange on a quarterly basis based on the consolidated average daily volume ("CADV") of the ETP for each trading day of the preceding calendar quarter that the ETP was listed on the Exchange, as follows:

CADV Range	Annualized Payment
1,000,000 – 3,000,000 shares	$3,000
3,000,001 – 5,000,000 shares	$10,000
5,000,001 – 10,000,000 shares	$50,000
10,000,001 – 20,000,000 shares	$100,000

20,000,001 – 35,000,000 shares	$250,000
Greater than 35,000,000 shares	$400,000

(D) The Exchange Board of Directors or its designee may, in its discretion, defer or waive all or any part of the annual fee prescribed herein.

(E) If a class of securities is removed from the Exchange that portion of the annual fees for such class of securities attributable to the months following the date of removal shall not be refunded.

(F) In lieu of the fees described in Rules 14.13(b)(2)(A) and (B), the annual fee shall be $15,000 for each Company:

(i) whose securities are listed on another national securities exchange and designated as national market system securities pursuant to the plan governing such securities at the time such securities are approved for listing on the Exchange; and

(ii) that maintains such listing and designation after it lists such securities on the Exchange. Such annual fee shall be assessed on the first anniversary of the Company's listing on the Exchange.

(G) The fees described in this Rule 14.13(b)(2), except for pricing applicable to ETPs as set forth in sub-paragraph (C) above, shall not be applicable with respect to any securities that have had a consolidated average daily volume equal to or greater than 2 million shares per day for the immediately preceding two (2) calendar months.

(H) Unless otherwise specified, the Exchange will assess all annual fees set forth in this Rule 14.13(b)(2) upon initial listing and on each anniversary of the security's listing on the Exchange.

(Amended by SR-BATS-2011-018 eff. August 30, 2011; amended by SR-BATS-2012-010 eff. February 8, 2012; amended by SR-BATS-2014-024 eff. June 4, 2014; amended by SR-BATS-2014-050 eff. October 16, 2014; amended by SR-BATS-2015-06 eff. January 22, 2015; amended by SR-BATS-2015-39 eff. May 22, 2015; amended by SR-BATS-2015-80 eff. September 30, 2015).

5. CLP Quoting Incentives

.03 Supplemental Competitive Liquidity Provider Program for Exchange Traded Products

(a) Overview. The Supplemental Competitive Liquidity Provider Program for Exchange Traded Products ("ETP CLP Program") is a voluntary program designed to promote market quality in certain securities listed on the Exchange. A CLP Company, as defined below, may list an eligible CLP Security, as defined below, on the Exchange, and in addition to the standard listing fee set forth in the fee schedule, a Sponsor, as defined below, may pay a fee (a "CLP Fee") in order for the CLP Company to participate in the ETP CLP Program on behalf of an eligible CLP Security. The CLP Fee will be used for the purpose of incentivizing one or more ETP CLPs, as defined below, to enhance the market quality of the CLP Security. Subject to the conditions set forth in this rule, this incentive (the "CLP Rebate") will be credited from the General Fund of the Exchange to one or more ETP CLPs that make a quality market in the CLP Security pursuant to the ETP CLP Program.

(b) *Definitions.* For purposes of this Rule, the terms set forth below shall have the following meanings:

(1) The term "ETP CLP" means a Member that electronically enters proprietary orders into the systems and facilities of the Exchange and is obligated to maintain a bid or an offer at the NBBO in each assigned CLP Security in round lots consistent with paragraph (i) below.

(2) The term "CLP Company" means the trust or company housing the ETP or, if the ETP is not a series of a trust or company, then the ETP itself. For ETPs housed by CLP Companies that have Sponsors, CLP Fees for CLP Securities will be paid by the Sponsors associated with the CLP Companies.

(3) The term "CLP Security" means an issue of or series of ETP securities issued by a CLP Company that meets all of the requirements to be listed on the Exchange as an ETP.

(4) The term "ETP" includes Portfolio Depository Receipts, Index Fund Shares, Trust Issued Receipts, and Managed Fund Shares, as defined in Rule 14.11(b), 14.11(c), 14.11(f), and 14.11(i), respectively.

(5) The term "Sponsor" means the registered investment adviser that provides investment management services to a CLP Company or any of such adviser's parents or subsidiaries.

(c) Application and withdrawal of CLP Companies.

(1) Application. An entity wishing to participate in the ETP CLP Program must submit an application in the form prescribed by the Exchange.

(2) Withdrawal.

(A) After a CLP Company, on behalf of a CLP Security, is in the ETP CLP Program for not less than two consecutive quarters, but less than one year, it may voluntarily withdraw from the ETP CLP Program on a quarterly basis. The CLP Company must notify the Exchange in writing not less than one month prior to withdrawing from the ETP CLP Program. Notwithstanding, the Exchange may determine to allow a CLP Company to withdraw from the ETP CLP Program earlier. In making this determination, the Exchange may take into account the volume and price movements in the CLP Security; the liquidity, size quoted, and quality of the market in the CLP Security; and any other relevant factors.

(B) After a CLP Company, on behalf of a CLP Security, is in the ETP CLP Program for one year or more, it may voluntarily withdraw from the ETP CLP Program on a monthly basis. The CLP Company must notify the Exchange in writing not less than one month prior to withdrawing from the ETP CLP Program.

(3) After a CLP Company, on behalf of a CLP Security, is in the ETP CLP Program for one year, the ETP CLP Program and all obligations and requirements of the ETP CLP Program will automatically continue on an annual basis unless: (1) the Exchange terminates the ETP CLP Program by providing not less than one month prior notice of intent to terminate or the pilot ETP CLP Program is not extended or made permanent pursuant to a proposed rule change subject to filing with or approval by the Commission under Section 19(b) of the Exchange Act; (2) the CLP Company withdraws from the ETP CLP Program pursuant to subsection (c)(2) of this rule; or (3) the CLP Company is terminated from the ETP CLP Program pursuant to subsection (n) of this rule.

(d) CLP Company Participation and Fee Liability.

(1) For a CLP Company, on behalf of a CLP Security, to be eligible to participate in the ETP CLP Program, the following conditions must be satisfied:

(A) The Exchange must have accepted the ETP CLP Program application of the CLP Company with respect to a CLP Security, and must have accepted the ETP CLP Program application of at least one ETP CLP in the same CLP Security;

(B) The CLP Security must meet all requirements to be listed on the Exchange as an ETP;

(C) The CLP Security must meet all Exchange requirements for continued listing at all times the CLP Security participates in the ETP CLP Program; and

(D) During such time that a CLP Company lists a CLP Security, the CLP Company must, on a product-specific website for each product, indicate that the product is in the ETP CLP Program and provide a link to the Exchange's ETP CLP Program website.

(2) CLP Fees.

5. CLP Quoting Incentives

(A) A CLP Company participating in the ETP CLP Program shall incur an annual basic CLP Fee of $5,000 per CLP Security. The basic CLP Fee must be paid to the Exchange prospectively on a quarterly basis.

(B) A CLP Company may also incur an annual supplemental CLP Fee per CLP Security. The basic CLP Fee and supplemental CLP Fee, when combined, may not exceed $100,000 per year. The supplemental CLP Fee is a fee selected by a CLP Company on an annual basis, if at all. The supplemental CLP Fee must be paid to the Exchange prospectively on a quarterly basis.

(i) The amount of the supplemental CLP Fee, if any, will be determined by the CLP Company initially per CLP Security and will remain the same for the period of a year.

(ii) The Exchange will provide notification on its website regarding the amount, if any, of any supplemental CLP Fee determined by a CLP Company per CLP Security.

(C) The CLP Fee is in addition to the standard (non-ETP CLP Program) Exchange listing fee applicable to the CLP Security and does not offset such standard listing fee.

(i) For a CLP Security housed by a CLP Company that has a Sponsor or Sponsors, the CLP Fee with respect to a CLP Security shall be paid by the Sponsor or Sponsors of such CLP Security.

(D) The Exchange will prospectively bill each CLP Company for the quarterly CLP Fee for each CLP Security.

(E) CLP Fees (basic and supplemental) will be credited to the General Fund of the Exchange.

(3) Exchange Traded Products. Any CLP Company, on behalf of a CLP Security, shall be eligible for the ETP CLP Program unless and until such CLP Security has had a CADV of equal to or greater than one million shares for three (3) consecutive calendar months. Any CLP Security initially listed on the Exchange shall be eligible for the ETP CLP Program for the first six months that it is listed on the Exchange, regardless of the ETP's CADV. Notwithstanding the foregoing, an ETP participating in the Competitive Liquidity Provider Program under Exchange Rule 11.8 Interpretation and Policy .02 (the ".02 Program") shall not be eligible for participation in this ETP CLP Program until and unless such ETP is no longer participating in the .02 Program.

(4) A CLP Company that, on behalf of a CLP Security, is approved to participate in the ETP CLP Program shall issue a press release to the public when the CLP Company, on behalf of a CLP Security, commences or ceases participation in the ETP CLP Program. The press release shall be in a form and manner prescribed by the Exchange, and, if practicable, shall be issued at least two days before

commencing or ceasing participation in the ETP CLP Program. The CLP Company shall dedicate space on its website, or, if it does not have a website, on the website of the Sponsor of the CLP Security, that (i) includes any such press releases, and (ii) provides a hyperlink to the dedicated page on the Exchange's website that describes the ETP CLP Program, as described in paragraph (o) below.

(e) *Incentives and Penalties for ETP CLPs.* ETP CLPs are subject to both a daily quoting requirement in order to be eligible to receive financial incentives and a monthly quoting requirement in order to remain qualified as an ETP CLP. Any ETP CLP that meets the daily quoting requirement set forth in paragraph (i) below, will be eligible to receive a CLP Rebate for each day's quoting activity. The details of the financial benefits to ETP CLPs are included in paragraph (m) below. An ETP CLP that does not meet the ETP CLP monthly quoting requirement is subject to the non-regulatory penalty provision described in paragraph (l) below ("Non-Regulatory Penalties").

(f) *Qualifications of an ETP CLP.* To qualify as an ETP CLP, a Member must be a registered Market Maker in good standing with the Exchange consistent with Rules 11.5 through 11.8 and must have:

(1) Adequate technology to support electronic trading through the systems and facilities of the Exchange;

(2) One or more unique identifiers that identify to the Exchange ETP CLP trading activity in assigned CLP Securities. A Member may not use such unique identifiers for trading activity at the Exchange in assigned CLP Securities that is not ETP CLP trading activity, but may use the same unique identifiers for trading activity in securities not assigned to an ETP CLP. If a Member does not identify to the Exchange the unique identifier to be used for ETP CLP trading activity, the Member will not receive credit for such ETP CLP trading;

(3) Adequate trading infrastructure to support ETP CLP trading activity, which includes support staff to maintain operational efficiencies in the ETP CLP Program and adequate administrative staff to manage the Member's participation in the ETP CLP Program;

(4) Quoting and volume performance that demonstrates an ability to meet the ETP CLP quoting requirement in each assigned CLP Security on a daily and monthly basis; and

(5) A disciplinary history that is consistent with just and equitable business practices.

(g) *Application Process.*

(1) To become an ETP CLP, a Member must submit an ETP CLP application form with all supporting documentation to the Exchange.

(2) The Exchange will determine whether an applicant is qualified to become an ETP CLP based on the qualifications described in paragraph (f) above ("Qualifications of an ETP CLP").

(3) After an applicant submits an ETP CLP application to the Exchange, with supporting documentation, the Exchange shall notify the applicant Member of its decision.

(4) If an applicant is approved by the Exchange to receive ETP CLP status, such applicant must establish connectivity with relevant Exchange systems before such applicant will be permitted to trade as an ETP CLP on the Exchange.

(5) In the event an applicant is disapproved by the Exchange, such applicant may seek review under Chapter X of the Exchange's Rules governing adverse action and/or reapply for ETP CLP status at least three (3) calendar months following the month in which the applicant received the disapproval notice from the Exchange.

(h) *Voluntary Withdrawal of ETP CLP Status.* An ETP CLP may withdraw from the status of an ETP CLP by giving written notice to the Exchange. Such withdrawal shall become effective when those CLP Securities assigned to the withdrawing ETP CLP are reassigned to another ETP CLP. After the Exchange receives the notice of withdrawal from the withdrawing ETP CLP, the Exchange will reassign such CLP Securities as soon as practicable but no later than thirty (30) days after the date said notice is received by the Exchange. In the event the reassignment of CLP Securities takes longer than the 30-day period, the withdrawing ETP CLP will have no obligations under this Interpretation and Policy .03 and will not be held responsible for any matters concerning its previously assigned CLP Securities upon termination of this 30-day period.

(i) *ETP CLP Quoting Requirements.*

(1) The Exchange will measure the performance of an ETP CLP in assigned CLP Securities by calculating Size Event Tests ("SETs") between 9:25 a.m. and 4:05 p.m. on every day on which the Exchange is open for business. The Exchange will measure each ETP CLP's quoted size, excluding odd lots, at the NBB and NBO at least once per second to determine SETs. The three ETP CLPs with the greatest aggregate size at the NBB at the time of each SET (a "Bid SET") will be considered to have a winning Bid SET (a "Winning Bid SET"). In the event of a tie, all ETP CLPs with the same aggregate size at the NBB will be considered to have a Winning Bid SET if there are two or less CLPs that have greater aggregate size at the NBB. Of the ETP CLPs with a Winning Bid SET for a particular Bid SET, the ETP CLPs with the greatest aggregate size at the NBB will receive three (3) Bid SET credits ("Bid SET Credits"); the ETP CLPs with the second greatest aggregate size at the NBB will receive two (2) Bid SET Credits; and the ETP CLPs with the third greatest aggregate size at the NBB will receive one (1) Bid SET Credit. Separately, the three ETP CLPs with the greatest aggregate size at the NBO at the time of each SET (an "Offer SET") will be considered to have a winning Offer SET (a "Winning Offer SET"). In the event of a tie, all ETP CLPs with the same aggregate size at the

NBO will be considered to have a Winning Offer SET if there are two or less CLPs that have greater aggregate size at the NBO. Of the ETP CLPs with a Winning Offer SET for a particular Offer SET, the ETP CLPs with the greatest aggregate size at the NBO will receive three (3) Offer SET credits ("Offer SET Credits"); the ETP CLPs with the second greatest aggregate size at the NBO will receive two (2) Offer SET Credits; and the ETP CLPs with the third greatest aggregate size at the NBO will receive on (1) Offer SET Credit.

(A) Daily Quoting Requirement. An ETP CLP must have Winning Bid SETs or Winning Offer SETs equal to at least 10% of the total Bid SETs or total Offer SETs, respectively, on any trading day in order to meet its daily quoting requirement and to be eligible for the CLP Rebate (each such ETP CLP an "Eligible ETP CLP") for a CLP Security, as described in sub-paragraph (m)(1). Eligible ETP CLPs will be ranked according to the number of Bid SET Credits and Offer SET Credits each trading day, and only the Eligible ETP CLP or Eligible ETP CLPs ranked number one and the Eligible ETP CLP or Eligible ETP CLPs ranked number two in each of the Bid SET Credits and Offer SET Credits will receive the CLP Rebate.

(B) Monthly Quoting Requirement. An ETP CLP must be quoting at the NBB or the NBO 10% of the time the Exchange calculates SETs to meet its monthly quoting requirement.

(2) For purposes of calculating whether an ETP CLP is in compliance with its ETP CLP quoting requirements, the ETP CLP must post displayed liquidity in round lots in its assigned CLP Securities at the NBB or the NBO.

(3) An ETP CLP may post non-displayed liquidity; however, such liquidity will not be counted as credit towards the ETP CLP quoting requirements.

(4) The ETP CLP shall not be subject to any minimum or maximum quoting size requirement in assigned CLP Securities apart from the requirement that an order be for at least one round lot; however, the ETP CLP must be quoting, at a minimum, the number of shares in five round lots (usually 500 shares), excluding odd lots, at the NBB or NBO at the time of a SET in order to have a Winning Bid SET or Winning Offer SET, respectively. The ETP CLP quoting requirements will be measured by utilizing the unique identifiers that the Member has identified for ETP CLP trading activity.

(5) In order for an ETP CLP to have a Winning Bid SET during Regular Trading Hours, the ETP CLP must also be quoting at least a displayed round lot offer, excluding odd lots, at a price at or within 1.2% of the ETP CLP's bid at the time of the SET. For an ETP CLP to have a Winning Offer SET during Regular Trading Hours, the ETP CLP must also be quoting at least a displayed round lot bid, excluding odd lots, at a price at or within 1.2% of the ETP CLP's offer at the time of the SET.

(j) *Assignment of CLP Securities.*

(1) The Exchange, in its discretion, will assign to the ETP CLP one or more CLP Securities for ETP CLP trading purposes. The Exchange shall determine the number of CLP Securities assigned to each ETP CLP.

(2) The Exchange, in its discretion, will assign one (1) or more ETP CLPs to each CLP Security subject to the ETP CLP Program, depending upon the trading activity of the CLP Security.

(k) *Entry of Orders by ETP CLPs.* ETP CLPs may only enter orders electronically directly into Exchange systems and facilities designated for this purpose. All ETP CLP orders must only be for the proprietary account of the ETP CLP Member.

(l) *Non-Regulatory Penalties.*

(1) If an ETP CLP fails to meet the ETP CLP quoting requirements set forth in paragraph (i), the following non-regulatory penalties may be imposed by the Exchange:

(A) If, between 9:25 a.m. and 4:05 p.m. on any day on which the Exchange is open for business, an ETP CLP fails to meet its daily quoting requirement as set forth in sub-paragraph (i)(1)(A) above by failing to have at least 10% of the Winning Bid SETs or Winning Offer SETs for that trading day, the ETP CLP will not be eligible to receive a CLP Rebate for that day's quoting activity in that particular assigned CLP Security in accordance with sub-paragraph (m)(1); and

(B) If an ETP CLP fails to meet its monthly quoting requirement as set forth in sub-paragraph (i)(1)(B) above for three (3) consecutive months in any assigned CLP Security, the ETP CLP will be at risk of losing its ETP CLP status, and the Exchange may, in its discretion, take the following non-regulatory actions:

(i) revoke the assignment of the affected CLP Security(ies) and/or one or more additional unaffected CLP Securities; or

(ii) subject to sub-paragraph (l)(2) below, disqualify a Member's status as an ETP CLP.

(2) The Exchange shall determine if and when a Member is disqualified from its status as an ETP CLP. One (1) calendar month prior to any such determination, the Exchange will notify the ETP CLP of such impending disqualification in writing. If the ETP CLP fails to meet the monthly quoting requirements set forth in sub-paragraph (i)(1)(B) above (for a third consecutive month) in a particular CLP Security, the ETP CLP may be disqualified from ETP CLP status. When disqualification determinations are made, the Exchange will provide a disqualification notice to the Member informing such Member that it has been disqualified as an ETP CLP.

(3) In the event a Member is determined to be ineligible for the CLP Rebate pursuant to sub-paragraph (l)(1)(A) or is disqualified from its status as an ETP

CLP pursuant to sub-paragraph (l)(1)(B), such Member may seek review under Chapter X of the Exchange's Rules governing adverse action. Any Member disqualified from its status as an ETP CLP pursuant to sub-paragraph (l)(1)(B)(ii) may re-apply for ETP CLP status in accordance with paragraph (g) ("Application Process") above. Such application process shall occur at least three (3) calendar months following the month in which such Member received its disqualification notice.

(m) *Financial Incentives for ETP CLPs.*

(1) *CLP Rebates.* Eligible ETP CLPs, as defined in sub-paragraph (i)(1)(A) above, shall compete for CLP Rebates based on each day's quoting activity as follows:

Class of Security	Amount of Total Daily CLP Rebate	Allocation of Daily CLP Rebate*
CLP Securities Listed Pursuant to Rule 14.11(b), (c), (f), and (i)	One quarter of total annual CLP Fees for the CLP Security divided by the number of trading days in the current quarter	For CLP Securities in which the CLP Fee is equal to or greater than $40,000 and for which there are three Eligible ETP CLPs, the ETP CLPs with the highest, second highest, and third highest number of Bid Set Credits** will receive 50%, 30%, and 20%, respectively, of half of the daily CLP Rebate for the CLP Security; For all other CLP Securities, ETP CLPs with highest and second highest number of Bid SET Credits will receive 60% and 40%, respectively, of half of the daily CLP Rebate for the CLP Security; For CLP Securities in which the CLP Fee is equal to or greater than $40,000 and for which there are three Eligible ETP CLPs, the ETP CLPs with the highest, second highest, and third highest number of Offer Set Credits will receive 50%, 30%, and 20%, respectively, of half of the daily CLP Rebate for the CLP Security;

5. CLP Quoting Incentives

		For all other CLP Securities, ETP CLPs with highest and second highest number of Offer SET Credits will receive 60% and 40%, respectively, of half of the daily CLP Rebate for the CLP Security.

* In the event only one ETP CLP is eligible for the bid or offer portion of the CLP Rebate, 100% of such rebate will be provided to such ETP CLP. In the event that multiple ETP CLPs have an equal number of Bid SET Credits or Offer SET Credits, the ETP CLP with the highest executed volume in the CLP Security will be awarded the applicable portion of the CLP Rebate. Where no ETP CLPs are eligible for the bid or offer portion of the CLP Rebate, no CLP Rebate will be awarded to any ETP CLP and no refund will be provided to the applicable CLP Company or its Sponsor.

** Size Event Tests, or SETs, are defined in paragraph (i) above.

(n) Termination.

(1) The ETP CLP Program will terminate with respect to a CLP Security under the following circumstances:

(A) A CLP Security sustains a CADV of one million shares or more for three (3) consecutive months, however, any CLP Security initially listed on the Exchange shall be eligible for the ETP CLP Program for the first six months that it is listed on the Exchange, regardless of the CLP Security's CADV;

(B) A CLP Company, on behalf of a CLP Security, withdraws from the ETP CLP Program, is no longer eligible to be in the ETP CLP Program pursuant to this rule, or its Sponsor ceases to make CLP Fee payments to the Exchange;

(C) A CLP Security is delisted or is no longer eligible for the ETP CLP Program;

(D) A CLP Security does not, for two consecutive quarters, have at least one ETP CLP that is eligible for a CLP Rebate.

(2) Termination of a CLP Company, CLP Security, or ETP CLP does not preclude the Exchange from allowing re-entry into the ETP CLP Program where the Exchange deems proper.

5. CLP Quoting Incentives

(o) The Exchange will provide notification on its website regarding the following:

(1) Acceptance of a CLP Company, on behalf of a CLP Security, and an ETP CLP into the ETP CLP Program;

(2) The total number of CLP Securities that any one CLP Company may have in the ETP CLP Program;

(3) The names of CLP Securities and the ETP CLP(s) in each CLP Security, the dates that a CLP Company, on behalf of a CLP Security, commences participation in and withdraws or is terminated from the ETP CLP Program, and the name of each CLP Company and the associated CLP Securities on behalf of which it is participating in the ETP CLP Program;

(4) A statement about the ETP CLP Program that sets forth a general description of the ETP CLP Program as implemented on a pilot basis and a fair and balanced summation of the potentially positive aspects of the ETP CLP Program (e.g. enhancement of liquidity and market quality in CLP Securities) as well as the potentially negative aspects and risks of the ETP CLP Program (e.g. possible lack of liquidity and negative price impact on CLP Securities that are withdrawn or are terminated from the ETP CLP Program), and indicates how interested parties can get additional information about CLP Securities in the ETP CLP Program; and

(5) The intent of a CLP Company, on behalf of a CLP Security, or ETP CLP to withdraw from the ETP CLP Program, and the date of actual withdrawal or termination from the ETP CLP Program.

(p) The ETP CLP Program will be effective for a pilot period set to expire on April 28, 2016.

(Amended by SR-BATS-2008-005 eff. September 19, 2008; amended by SR-BATS-2009-002 eff. January 15, 2009; amended by SR-BATS-2009-012 eff. May 20, 2009; amended by SR-BATS-2010-025 eff. December 6, 2010; amended by Amendment 1 to SR-BATS-2010-025 eff. December 6, 2010; amended by SR-BATS-2011-016 eff. August 8, 2011; amended by Amendment 1 to SR-BATS-2011-016 eff. August 8, 2011; amended by SR-BATS-2011-051 eff. February 2, 2012; amended by SR-BATS-2012-011 eff. February 8, 2012; amended by SR-BATS-2012-036 eff. August 31, 2012; amended by SR-BATS-2013-005 eff. March 20, 2013; amended by SR-BATS-2013-037 eff. June 20, 2013; amended by SR-BATS-2013-050 eff. September 12, 2013; amended by SR-BATS-2013-057 eff. December 1, 2013; amended by SR-BATS-2014-002 eff. February 3, 2014; amended by SR-BATS-2014-015 eff. April 25, 2014; amended by SR-BATS-2014-022 eff. July 28, 2014; amended by SR-BATS-2014-072 eff. December 17, 2014; amended by SR-BATS-2015-55 eff. July 23, 2015; amended by SR-BATS-2015-96 eff. October 27, 2015; amended by SR-BATS-2015-121 eff. January 28, 2016; amended by SR-BATS-2016-12 eff. January 28, 2016).

Filed but not yet operative change to Rule 11.9, as amended by SR-BATS-2016-18, is set forth below. New text is underlined; deletions are bracketed. This change will become operative on March 11, 2016.

5. CLP Quoting Incentives

Exhibit M

Exhibit Request:

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name,

2. Date of election to membership or acceptance as a participant, subscriber or other user,

3. Principal business address and telephone number,

4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.),

5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each, and

6. The class of membership, participation or subscription or other access.

Response:

Attached please find a list of the current Members and Sponsored Participants accepted as Users of the Exchange.

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
Abel/Noser Corp.	8/18/2008	9/1/2010	NA	NA	Member	One Battery Park Plaza 6th Floor New York, NY 10004	646-432-4040	Agency
ABN AMRO Clearing Chicago, LLC	10/15/2008	10/1/2010	5/25/2010	5/27/2010	Member	175 W Jackson Boulevard Suite 400 Chicago, IL 60604	312- 604-8643	Market Maker
ACS Execution Services, LLC	1/15/2016	1/15/2016	1/15/2016	1/15/2016	Member	12 Broad Street Redbank, NJ 07701	732-204-8999	Proprietary
Agency Desk, LLC	7/1/2009	NA	NA	NA	Member	515 Madison Avenue 22nd Floor New York, NY 10022	212-935-9835	Market Maker
Akuna Securities, LLC	9/15/2015	NA	NA	NA	Member	36 S. Wabash, Suite 130 Chicago, IL 60603	312-994-4640	Market Maker
Albert Fried & Company, LLC	8/18/2008	4/15/2011	5/18/2010	5/18/2010	Member	45 Broadway 24th Floor New York, NY 10006	212-422-7282	Agency
Alpine Securities Corporation	11/3/2008	11/15/2010	NA	NA	Member	39 Exchange Place Salt Lake City, UT 84111	801-355-5588	Agency
Altemet Securities, Inc.	NA	NA	5/25/2010	5/25/2010	Member	380 Madison Ave 4th Floor New York, NY 10017	212-444-6176	Agency
Apex Clearing Corporation	6/5/2012	6/5/2012	6/5/2012	6/5/2012	Member	1700 Pacific Avenue Suite 1400 Dallas, TX 75201	214-765-1170	Clearing Firm
Archipelago Securities, LLC	8/18/2008	9/1/2010	5/25/2010	5/27/2010	Member	100 South Wacker Drive Suite 1800 Chicago, IL 60606	312-442-7046	Exchange
Arxis Securities, LLC	12/22/2014	NA	NA	NA	Member	527 Madison Avenue 18th Floor New York, NY 10022	646-565-3302	Proprietary
Athena Capital Research, LLC	7/1/2009	10/20/2010	NA	NA	Sponsored Participant	440 Ninth Avenue 11th Floor New York, NY 10001	212-931-9056	Proprietary
ATM Execution LLC	3/15/2012	3/15/2012	3/21/2012	3/21/2012	Member	599 Lexington Avenue 21st Floor New York, NY 10022	646-562-1554	Market Maker
Auerbach Grayson and Company, LLC	NA	NA	12/15/2015	NA	Member	254 45th Street Suite 16 New York, NY 10036	212-453-3553	Abritrage/Riskless
Automated Trading Desk Financial Services, LLC	8/18/2008	9/15/2010	5/25/2010	5/27/2010	Member	11 Ewall Street Mount Pleasant, SC 29464	843-789-2166	Proprietary
Barclays Capital, Inc.	8/18/2008	10/1/2010	5/14/2010	5/14/2010	Member	745 7th Avenue New York, NY 10019	212-412-2125	Institutional
BATS Trading, Inc.	10/23/2008	9/1/2010	5/14/2010	5/14/2010	Member	8050 Marshall Drive Suite 120 Lenexa, KS 66214	913-815-7000	Limited Routing Facility of BATS Exchange
Bay Crest Partners, LLC	10/15/2008	NA	5/25/2010	5/27/2010	Member	40 Wall Street 42nd Floor New York, NY 10005	212-480-1400	Agency
Bayes Capital, LLC	1/15/2015	1/30/2015	1/30/2015	1/30/2015	Member	54 Jefferson Avenue Westwood, NJ 07675	201-660-7188	Agency
Belvedere Trading, LLC	11/1/2011	3/1/2012	11/29/2011	NA	Member	10 South Riverside Plaza #2100 Chicago, IL 60606	312-262-3420	Proprietary
Benjamin & Jerold Brokerage I, LLC	10/1/2009	NA	NA	NA	Member	80 Broad Street 5th Floor New York, NY 10005	646-201-5024	Agency
BGC Financial, LP	8/17/2009	NA	NA	NA	Member	One Seaport Plaza 19th Floor New York, NY 10038	646-346-7412	Agency
Blaylock Beal Van, LLC	5/3/2010	NA	NA	NA	Member	600 Lexington Avenue 3rd Floor New York, NY 10022	212-715-6600	Agency
Bloomberg Tradebook, LLC	10/23/2008	10/4/2010	5/14/2010	5/14/2010	Member	1633 Broadway 48th Floor New York, NY 10019	212-617-1184	Agency
Blue Fire Capital, LLC	8/18/2008	10/8/2010	5/25/2010	5/27/2010	Member	311 South Wacker Drive Suite 2000 Chicago, IL 60606	312-242-0504	Proprietary
Bluefin Trading, LLC	8/3/2009	6/1/2015	9/27/2013	8/13/2013	Member	3 Park Avenue 37th Floor New York, NY 10016	914-227-9555	Agency
BMO Capital Markets Corp.	8/18/2008	11/15/2010	7/15/2014	7/15/2014	Member	3 Times Square New York, NY 10036	212-885-4045	Agency
BMT Trading, LLC	2/1/2010	NA	NA	NA	Sponsored Participant	800 Third Avenue New York, NY 10022	212-813-0870	Proprietary
BNP Paribas Prime Brokerage, Inc.	12/3/2012	12/3/2012	NA	NA	Member	787 7th Avenue New York, NY 10019	917-472-4991	Clearing Firm
BNP Paribas Securities Corp.	8/18/2008	9/15/2010	5/25/2010	5/27/2010	Member	787 7th Avenue New York, NY 10019	212-841-3676	Proprietary
BTIG, LLC	8/18/2008	11/15/2010	5/25/2010	5/27/2010	Member	600 Montgomery Street 6th Floor San Francisco, CA 94111	415-248-2225	Market Maker
Bulltick, LLC	1/15/2009	NA	NA	NA	Member	701 Brickell Avenue Suite 2550 Miami, FL 33131	212-616-2604	Agency
C&C Trading, LLC	8/18/2008	10/11/2010	5/25/2010	5/27/2010	Member	111 Broadway Suite 808 New York, NY 10006	212-433-7589	Proprietary
Canaccord Genuity, Inc.	10/1/2013	10/1/2013	6/10/2010	6/10/2010	Member	350 Madison Avenue New York, NY 10017	212-389-8156	Market Maker
Canadian Imperial Holdings, Inc.	10/15/2008	11/15/2010	NA	NA	Sponsored Participant	300 Madison Avenue 5th Floor New York, NY 10017	212-856-3877	Proprietary
Cantor Fitzgerald & Co.	10/23/2008	2/13/2015	5/25/2010	5/27/2010	Member	110 East 59th Street 4th Floor New York, NY 10022	212-829-5226	Institutional / Agency

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
Capital Institutional Services, Inc.	8/18/2008	NA	5/25/2010	5/27/2010	Member	1601 Elm Street Suite 3900 Dallas, TX 75201	214-978-4767	Agency
CastleOak Securities, LP	NA	NA	5/14/2010	5/14/2010	Member	110 E. 59th Street 2nd Floor New York, NY 10022	212-829-4776	Agency
CF Global Trading, LLC	10/23/2008	1/3/2011	NA	NA	Member	99 Park Avenue Suite 1710 New York, NY 10016	212-888-4673	Market Maker
Chimera Securities, LLC	6/2/2014	6/2/2014	6/25/2014	6/25/2014	Member	225 Park Avenue South 17th Floor New York, NY 10003	646-597-6146	Proprietary Trading
CIBC World Markets Corp.	8/18/2008	11/15/2010	NA	NA	Member	425 Lexington Avenue New York, NY 10017	212-667-7030	Proprietary
Citadel Securities, LLC	10/23/2008	10/1/2010	5/14/2010	5/14/2010	Member	131 South Dearborn Street 32nd Floor Chicago, IL 60603	312-756-4416	Market Maker
Citigroup Global Markets, Inc.	9/24/2008	12/15/2010	5/25/2010	5/27/2010	Member	390-388 Greenwich Street New York, NY 10013	212-723-7700	Full Service
CJS Securities, Inc.	7/15/2009	3/15/2011	NA	NA	Member	50 Main Street Suite 325 White Plains, NY 10606	914-287-7600	Agency
Clarksons Platou Securities, Inc.	NA	NA	1/15/2015	NA	Member	410 Park Avenue Suite 710 New York, NY 10022	212-317-7099	Public Customer Business
Clearpool Execution Services, LLC	5/15/2014	5/15/2014	6/16/2014	6/16/2014	Member	17 State Street 38h Floor New York, NY 10004	212-531-8532	Public Customer Business
CLSA Americas, LLC	NA	NA	5/21/2013	5/21/2013	Member	1301 Avenue of the Americas New York, NY 10019	212-408-5719	Agency
CMT Fund XXV Limited	7/2/2012	7/2/2012	NA	NA	Sponsored Participant	500 West Monroe Street Suite 2630 Chicago, IL 60661	312-320-7897	Agency
CMT Trading, LLC	3/17/2014	3/17/2014	3/5/2014	3/5/2014	Member	500 West Monroe Street Suite 2630 Chicago, IL 60661	312-612-6930	Proprietary
Compass Professional Services, LLC	6/15/2011	NA	NA	10/1/2015	Member	111 W. Jackson Boulevard 20th Floor Chicago, IL 60604	312-692-5010	Proprietary
ConvergEx Execution Solutions, LLC	10/15/2008	9/1/2010	5/25/2010	5/27/2010	Member	1633 Broadway 48th Floor New York, NY 10019	212-468-8466	Full Service
COR Clearing, LLC	10/15/2009	NA	NA	NA	Member	1200 Landmark Center 1299 Farnam Street Suite 800 Omaha, NE 68102	402-384-6164	Clearing Firm
Cowen and Company, LLC	8/18/2008	10/7/2010	5/14/2010	5/14/2010	Member	599 Lexington Avenue 20th Floor New York, NY 10022	646-562-1623	Market Maker
Cowen Prime Services, LLC	3/15/2011	3/15/2011	NA	NA	Member	1010 Franklin Avenue Suite 303 Garden City, NY 11530	212-702-7198	Agency
Credit Suisse Securities (USA), LLC	9/3/2008	10/1/2010	5/25/2010	5/27/2010	Member	11 Madison Avenue 24th Floor New York, NY 10010	212-538-6067	Full Service
Critical Trading, LLC	7/1/2014	NA	NA	NA	Member	120 West 45th Street Suite 120 New York, NY 10036	646-918-0529	Firm Proprietary Trading/Market Maker
Cutler Group, LP	4/1/2010	10/6/2010	NA	10/16/2015	Member	101 Montgomery Street Suite 700 San Francisco, CA 94104	415-293-3956	Market Maker
Cuttone & Co., Inc.	NA	NA	5/25/2010	5/27/2010	Member	111 Broadway 10th Floor New York, NY 10006	646-943-5451	Market Maker
DART Executions, LLC	8/18/2008	10/1/2010	5/25/2010	5/27/2010	Member	350 North Orleans Street Suite 2N Chicago, IL 60654	312-244-5408	Proprietary
Dash Financial, LLC	10/23/2008	7/2/2012	6/9/2010	6/9/2010	Member	180 W. Adams Street 6th Floor Chicago, IL 60603	312-986-6210	Market Maker
Deutsche Bank Securities, Inc.	10/15/2008	10/11/2010	5/21/2010	5/21/2010	Member	60 Wall Street New York, NY 10005	212-250-7635	Full Service
DRW Securities, LLC	9/1/2009	11/1/2010	5/25/2010	5/27/2010	Member	540 West Madison Street Suite 2500 Chicago, IL 60661	312-542-3226	Proprietary / Market Maker
E*TRADE Securities, LLC	NA	NA	NA	6/10/2010	Member	1271 Avenue of the Americas 14th Street New York, NY 10020	703-236-8656	Agency
Electronic Transaction Clearing, Inc.	10/23/2008	9/1/2010	5/25/2010	5/27/2010	Member	660 S. Figueroa Street Suite 1450 Los Angeles, CA 90017	213-402-1564	Market Maker
Essex Radez, LLC	2/17/2009	10/1/2010	5/10/2010	5/14/2010	Member	440 South LaSalle Suite 1111 Chicago, IL 60605	312-212-1815	Service Bureau
First Clearing, LLC	8/18/2008	NA	NA	NA	Member	One North Jefferson Avenue Mail Code: H0004-095 St. Louis, MO 63103	314-875-4843	Full Service
First New York Securities, LLC	NA	NA	6/10/2010	6/10/2010	Member	90 Park Avenue 5th Floor New York, NY 10016	212-848-0600	Proprietary
Flow Traders US, LLC	10/1/2009	8/1/2012	2/28/2014	2/28/2014	Member	1095 Avenue of the Americas 24th Floor, Suite B New York, NY 10036	917-210-5020	Hedge Fund
G1 Execution Services, LLC	8/18/2008	12/1/2010	4/17/2010	4/17/2010	Member	440 South LaSalle Suite 3030 Chicago, IL 60605	312-986-8232	Market Maker
GDK, Inc.	6/1/2010	1/3/2011	NA	NA	Member	c/o ART Advisors, LLC 500 Park Avenue New York, NY 10022	212-303-6179	Proprietary
Gelber Securities, LLC	5/1/2015	NA	NA	NA	Member	350 N. Orleans Street 7th FLOOR Chicago, IL 60654	312-408-4354	Firm Proprietary Trading
Global Execution Brokers, LP	2/1/2010	10/5/2010	12/1/2015	10/15/2015	Member	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	312- 435-4167	Institutional

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
Global HFT Management, LLC	10/1/2010	NA	NA	NA	Sponsored Participant	800 Third Avenue New York, NY 10022	212-813-0870	Proprietary
Global Liquidity Partners, LLC	4/21/2011	5/15/2012	NA	NA	Sponsored Participant	12 Broad Street Suite 201 Redbank, NJ 07701	773-459-4665	Agency
Goldman Sachs & Co.	10/23/2008	10/12/2010	5/14/2010	5/14/2010	Member	200 West Street New York, NY 10282	212-357-4587	Full Service
Goldman Sachs Execution & Clearing, LP	10/15/2008	10/1/2010	5/14/2010	5/14/2010	Member	200 West Street New York, NY 10282	212-357-7519	Full Service
Great Point Capital, LLC	2/2/2015	2/2/2015	2/2/2015	2/2/2015	Member	175 W. Jackson Blvd. Suite 1450 Chicago, IL 60604	312-356-4668	Agency
Green Street Trading, LLC	11/1/2011	NA	NA	NA	Member	660 Newport Center Drive Suite 800 Newport Beach, CA 92660	214-749-4730	Agency
Group One Trading, LP	6/2/2015	NA	NA	9/29/2015	Member	440 S. LaSalle Suite 3232 Chicago, IL 60605	312-347-8864	Options Market Maker
GSN North America, Inc.	8/18/2008	NA	NA	NA	Member	520 Madison Avenue New York, NY 10022	212-659-6292	Agency
GTS Securities, LLC	12/17/2013	5/1/2012	6/2/2014	6/2/2014	Member	545 Madison Avenue 15th Floor New York, NY 10022	212-715-2837	Proprietary
Hainey Investments Limited	6/16/2014	NA	NA	NA	Sponsored Participant	Themistoki Dervi 41 #806-807 Nicosia, Cyprus	704-248-8221	Proprietary
HAP Trading, LLC	10/1/2009	11/15/2010	6/2/2010	6/2/2010	Member	33 Whitehall Street 6th Floor New York, NY 10004	212-380-5186	Proprietary
Hardcastle Trading USA, LLC	4/15/2009	NA	5/25/2010	5/27/2010	Member	755 Secaucus Road Suite F-1110 Secaucus, NJ 07094	201-305-8817	Proprietary
Henning-Carey Proprietary Trading, LLC	8/15/2012	NA	NA	NA	Sponsored Participant	141 W. Jackson Boulevard Suite 1801 Chicago, IL 60604	312-789-8764	Proprietary
Highbridge Capital Management, LLC	10/23/2008	NA	NA	NA	Sponsored Participant	9 West 57th Street 27th Floor New York, NY 10019	212-287-4900	Proprietary
Hilltop Securities, Inc.	10/23/2008	9/1/2010	NA	5/21/2013	Member	1201 Elm Street Suite 3500 Dallas, TX 75270	214-859-5125	Clearing Firm
HRT Financial, LLC	2/1/2010	10/1/2010	5/18/2010	5/18/2010	Member	32 Old Slip 30th Floor New York, NY 10005	212-293-1927	Proprietary
ICAP Corporates, LLC	NA	NA	3/28/2013	NA	Member	Harborside Financial Center 1100 Plaza 5, 12th Floor Jersey City, NJ 07311	212-341-9950	Agency
IEX Services, LLC	10/1/2013	10/1/2013	9/24/2013	9/24/2013	Member	7 World Trade Center 30th Floor New York, NY 10007	646-568-2337	ATS
IMC Financial Markets	8/18/2008	10/1/2010	5/25/2010	5/27/2010	Member	233 South Wacker Drive Suite 4300 Chicago, IL 60606	312-244-3320	Proprietary
Imperial Capital, LLC	10/23/2008	NA	5/25/2010	5/27/2010	Member	2000 Avenue of the Stars 9th Floor Los Angeles, CA 90067	310-246-3674	Market Maker
Industrial and Commercial Bank of China Financial Services, LLC	5/15/2014	5/15/2014	NA	NA	Member	1633 Broadway New York, NY 10019	212-300-8520	Clearing Services
Instinet, LLC	8/18/2008	9/1/2010	5/14/2010	5/14/2010	Member	1095 Avenue of the Americas New York, NY 10036	212-310-4097	Agency
Interactive Brokers, LLC	8/18/2008	9/15/2010	5/25/2010	5/27/2010	Member	One Pickwick Plaza 2nd Floor Greenwich, CT 06830	203-618-5870	Full Service
International Correspondent Trading, Inc.	8/18/2008	NA	NA	NA	Member	525 Washington Boulevard Suite 2401 Jersey City, NJ 07310	201-222-9300	Agency
ISTRA, LLC	12/15/2011	12/15/2011	NA	NA	Sponsored Participant	230 Park Avenue 10th Floor New York, NY 10169	718-618-4929	Proprietary
ITG Derivatives, LLC	8/18/2008	11/15/2010	NA	11/12/2015	Member	601 S. LaSalle Street Suite 300 Chicago, IL 60605	312-334-8042	Market Maker
ITG, Inc.	8/18/2008	10/1/2010	5/25/2010	5/27/2010	Member	One Liberty Plaza 165 Broadway, 4th Floor New York, NY 10006	212-444-6259	Agency
Jane Street Capital, LLC	5/1/2009	11/15/2010	5/14/2010	5/14/2010	Member	One New York Plaza New York, NY 10004	212-651-6060	Agency / Proprietary
Jane Street Options, LLC	1/3/2012	NA	NA	NA	Sponsored Participant	One New York Plaza New York, NY 10004	212-651-6969	Proprietary
Jaypee International, Inc.	10/15/2009	NA	NA	NA	Member	30 South Wacker Drive Suite 1700 Chicago, IL 60606	312-655-7606	Agency
Jefferies Execution Services, Inc.	8/26/2008	9/1/2010	5/25/2010	5/27/2010	Member	520 Madison Avenue New York, NY 10022	646-805-5415	Full Service
Jefferies Investment Advisers	7/1/2011	7/15/2011	NA	NA	Sponsored Participant	520 Madison Avenue New York, NY 10022	212-323-3993	Full Service
Jefferies, LLC	10/23/2008	10/19/2010	5/25/2010	5/27/2010	Member	520 Madison Avenue New York, NY 10022	212-323-3987	Full Service
JNK Securities Corp.	11/17/2008	11/15/2010	NA	NA	Member	902 Broadway 20th Floor New York, NY 10010	212-885-6311	Agency
JP Morgan Clearing Corp.	10/23/2008	9/15/2010	NA	10/6/2015	Member	383 Madison Avenue New York, NY 10179	212-272-6655	Full Service
JP Morgan Securities, LLC	8/18/2008	9/15/2010	5/14/2010	5/14/2010	Member	383 Madison Avenue New York, NY 10179	212-622-5504	Full Service

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
Juliet Group, LLC	3/1/2011	3/1/2011	NA	NA	Sponsored Participant	240 E. 35th Street #3A New York, NY 10016	646-360-0595	Proprietary
Jump Trading, LLC	8/18/2008	10/1/2010	5/14/2010	5/14/2010	Member	600 West Chicago Avenue Suite 825 Chicago, IL 60654	312-930-9603	Proprietary
Just2Trade, Inc. (formerly WhoTrades, Inc.)	8/15/2013	8/15/2013	8/15/2014	8/15/2014	Member	17 State Street 7th Floor New York, NY 10004	646-346-1000	Retail
KCG Americas, LLC	9/15/2009	10/14/2010	1/3/2011	1/3/2011	Member	545 Washington Boulevard Jersey City, NJ 07310	201-356-4232	Agency
Keefe Bruyette & Woods, Inc.	8/18/2008	12/1/2010	6/8/2010	6/8/2010	Member	787 7th Avenue New York, NY 10019	212-887-8965	Agency
Kershner Securities, LLC	2/12/2009	11/1/2010	NA	NA	Member	1825-B Kramer Lane Suite 200 Austin, TX 78758	512-439-8140	Proprietary
Lampert Capital Markets, Inc.	2/18/2014	2/18/2014	2/26/2014	2/26/2014	Member	477 Madison Avenue Suite 230 New York, NY 10022	(646) 367-4660	Introducing Broker
Latour Trading, LLC	8/17/2009	10/1/2010	5/26/2010	5/27/2010	Member	377 Broadway 10th Floor New York, NY 10013	917-388-8625	Proprietary
Leerink Partners, LLC	8/18/2008	10/5/2010	5/26/2010	5/27/2010	Member	1 Federal Street 37th Floor Boston, MA 02110	800-808-7525	Agency
LEK Securities Corporation	8/18/2008	10/1/2010	5/26/2010	5/27/2010	Member	1 Liberty Plaza 165 Broadway, 52nd Floor New York, NY 10006	212-509-2300	Agency
Lightspeed Trading, LLC	8/18/2008	11/15/2010	5/19/2010	5/19/2010	Member	1001 Avenue of the Americas 16th Floor New York, NY 10018	646-393-4814	Proprietary
Lime Brokerage, LLC	8/18/2008	10/1/2010	5/26/2010	5/27/2010	Member	625 Broadway 12th Floor New York, NY 10012	212-219-6086	Agency
Liquidnet, Inc.	9/1/2009	9/15/2010	NA	NA	Member	498 7th Avenue 12th Floor New York, NY 10018	646-660-8310	Institutional
Macquarie Capital (USA), Inc.	12/1/2009	NA	5/26/2010	5/27/2010	Member	125 West 55th Street Level 22 New York, NY 10019	212-231-2501	Agency
Marathon Trading Group, LLC	2/13/2015	NA	NA	NA	Member	100 Matsonford Road Building 3, Suite 240 Wayne, PA 19087	610-254-4890	Options Market Maker
Match-Point Securities, LLC	NA	NA	NA	11/16/2015	Member	303 East 57th Street, 26L New York, NY 10022	917-359-5734	Public Customer Business
MB Trading	2/17/2009	12/15/2010	NA	NA	Member	1926 East Maple Avenue El Segundo, CA 90245	866-628-3001	Retail / Agency
Merrill Lynch Pierce Fenner & Smith, Incorporated	8/18/2008	10/4/2010	5/14/2010	5/14/2010	Member	One Bryant Park New York, NY 10036	212-449-6090	Full Service
Merrill Lynch Professional Clearing Corp.	8/18/2008	10/5/2010	5/14/2010	5/14/2010	Member	One Bryant Park NY1-100-06-01 New York, NY 10036	312-260-5601	Clearing Firm
Mizuho Securities USA, Inc.	6/1/2010	1/3/2011	NA	NA	Member	320 Park Avenue 12th Floor New York, NY 10022	212-209-9338	Agency
MKM Partners, LLC	8/3/2009	NA	5/14/2010	5/14/2010	Member	300 First Stamford Place 4th Floor East Wing Stamford, CT 06902	203-987-4005	Agency
Monadnock Capital Management, LP	5/15/2009	NA	5/26/2010	5/27/2010	Member	1845 Walnut Street Suite 940 Philadelphia, PA 19103	215-405-7280	Proprietary / Market Maker
Moors & Cabot, Inc.	NA	4/2/2012	NA	NA	Member	111 Devonshire Street Boston, MA 02109	617-314-0295	Agency
Morgan Stanley & Co., LLC	10/23/2008	9/1/2010	5/14/2010	5/14/2010	Member	1585 Broadway New York, NY 10036	212-761-9324	Full Service
NASDAQ Execution Services, LLC	8/19/2008	9/1/2010	5/26/2010	5/27/2010	Member	One Liberty Plaza 165 Broadway New York, NY 10006	212-231-5177	Exchange
National Financial Services, LLC	10/23/2008	10/4/2010	5/26/2010	5/27/2010	Member	200 Seaport Boulevard Boston, MA 02210	201-915-8264	Retail / Agency
National Securities Corporation	7/1/2009	NA	NA	NA	Member	1001 Fourth Avenue Suite 3750 Seattle, WA 98154	212-417-3636	Agency
Needham & Company, LLC	10/23/2008	10/1/2010	NA	NA	Member	445 Park Avenue New York, NY 10022	212-371-8411	Market Maker
Newedge USA, LLC	10/23/2008	10/21/2010	5/26/2010	5/27/2010	Member	550 W. Jackson Boulevard Suite 500 Chicago, IL 60661	646-557-8387	Full Service
Nomura Securities International, Inc.	10/23/2008	10/1/2010	5/26/2010	5/27/2010	Member	Worldwide Plaza 309 West 49th Street New York, NY 10019	212-667-9131	Institutional
Northern Trust Securities, Inc.	8/18/2008	10/5/2010	5/26/2010	5/27/2010	Member	50 South LaSalle Street Chicago, IL 60603	312-630-6045	Market Maker
Northland Securities, Inc.	12/15/2010	12/15/2010	NA	NA	Member	45 South 7th Street 20th Floor Minneapolis, MN 55402	612-851-5934	Proprietary
OBD Securities, LLC	9/1/2011	NA	NA	2/9/2012	Member	150 N. Michigan Avenue Suite 3700 Chicago, IL 60601	312-768-1643	Proprietary
Old Mission Capital, LLC	4/16/2012	4/16/2012	4/25/2012	4/25/2012	Member	314 West Superior Suite 200 Chicago, IL 60654	617-642-6120	Proprietary
optionsXpress, Inc.	6/15/2010	NA	NA	NA	Member	311 West Monroe Suite 1000 Chicago, IL 60606	312-630-3300	Retail
Optiver US, LLC	6/15/2009	NA	NA	NA	Member	130 East Randolph Street 13th Floor Chicago, IL 60601	312-821-9263	Proprietary / Market Maker

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
OTA, LLC	8/18/2008	10/7/2010	NA	NA	Member	One Manhattanville Road Purchase, NY 10577	914-460-4071	Institutional
OTR Global Trading, LLC	12/15/2008	NA	NA	NA	Member	One Manhattanville Road Purchase, NY 10577	914-460-4099	Institutional
PDQ ATS, Inc.	10/15/2008	10/4/2010	5/26/2010	5/27/2010	Member	2624 Patriot Boulevard Glenview, IL 60026	224-521-2494	ATS
PEAK6 Capital Management, LLC	8/1/2014	NA	NA	2/1/2016	Member	141 W. Jackson Blvd. Suite 500 Chicago, IL 60604	312-362-2357	Proprietary Trading
PEAK6 Capital Management, LLC	11/3/2008	7/15/2011	NA	NA	Sponsored Participant	141 W. Jackson Blvd. Suite 500 Chicago, IL 60604	312-362-2401	Market Maker
Penserra Securities, LLC	8/18/2008	10/6/2010	NA	NA	Member	140 Broadway 26th Floor New York, NY 10005	212-607-3190	Agency
Pershing, LLC	8/18/2008	9/15/2010	5/26/2010	5/27/2010	Member	One Pershing Place Jersey City, NJ 07399	201-413-2826	Agency
Pico Quantitative Trading, LLC	NA	NA	6/10/2010	6/10/2010	Member	120 Wall Street 16th Floor New York, NY 10005	917-714-5376	Agency
Pictet Overseas, Inc.	6/1/2015	6/1/2015	5/26/2010	5/27/2010	Member	1000 de la Gauchetiere Ouest Suite 3100 Montreal, Quebec H3B 3W5	514-350-6263	Agency
Piper Jaffray & Co.	10/15/2008	11/15/2012	5/14/2010	5/14/2010	Member	800 Nicollet Mall Minneapolis, MN 55402	612-303-2211	Market Maker
Potamus Trading, LLC	4/15/2013	4/15/2013	4/11/2013	4/11/2013	Member	2 Seaport Lane 5th Floor Boston, MA 02210	617-855-8721	Proprietary / Market Maker
Princeton Alpha Management, LP	12/1/2015	12/1/2015	12/1/2015	12/1/2015	Sponsored Participant	61 Princeton Hightstown Rd West Windsor, NJ 08550	609-269-9212	Agency
Quantex Clearing, LLC	10/3/2011	12/27/2011	5/17/2011	5/17/2011	Member	70 Hudson Street Hoboken, NJ 07030	646-214-5608	Clearing Firm
Quantlab Securities, LP	8/18/2008	11/1/2010	5/26/2010	5/27/2010	Member	4200 Montrose Boulevard Suite 200 Houston, TX 77006	713-333-3704	Proprietary
Rackson Asset Management, LLC	10/1/2009	NA	NA	NA	Sponsored Participant	2000 Broadway Suite 22C New York, NY 10023	212-724-2567	Proprietary
Rainier Investment Management, Inc.	1/4/2010	NA	NA	NA	Sponsored Participant	601 Union Street Suite 2801 Seattle, WA 98101	206-518-6658	Hedge Fund
Raven Securities Corp.	6/1/2009	11/15/2010	NA	NA	Member	Accounting & Compliance International 40 Wall Street, 17th Floor New York, NY 10005	212-952-0634	Agency
RBC Capital Markets, LLC	9/18/2008	10/14/2010	5/14/2010	5/14/2010	Member	3 World Financial Center 200 Vesey Street New York, NY 10281	612-373-1680	Market Maker
RGM Securities, LLC	8/3/2009	10/1/2010	5/26/2010	5/27/2010	Member	221 West 6th Street Suite 2030 Austin, TX 78701	512-807-5302	Proprietary
River Cross Securities, LLLP	5/1/2009	10/5/2010	6/10/2010	NA	Member	401 City Avenue Suite 912 Bala Cynwyd, PA 19004	610-747-2333	ATS
RJL Capital Group, LLC	5/15/2012	NA	NA	NA	Member	2 Teleport Drive Suite 107 Staten Island, NY 10311	718-303-6000	Agency
Robert W. Baird & Co., Incorporated	10/23/2008	1/3/2011	NA	NA	Member	777 East Wisconsin Avenue Milwaukee, WI 53202	414-765-3910	Market Maker
Ronin Capital, LLC	NA	NA	NA	6/8/2012	Member	350 N. Orleans Street Suite 2N Chicago, IL 60654	312-244-5284	Market Maker
Ronin Capital, LLC	8/17/2009	11/15/2010	NA	NA	Sponsored Participant	350 N. Orleans Street Suite 2N Chicago, IL 60654	312-244-5284	Proprietary / Market Maker
Rosenblatt Securities, Inc.	8/18/2008	10/6/2010	5/26/2010	5/27/2010	Member	20 Broad Street 26th Floor New York, NY 10005	212-943-5225	Agency
Roth Capital Partners, LLC	8/18/2008	NA	NA	NA	Member	888 San Clemente Suite 150 Newport Beach, CA 92660	949-720-5708	Market Maker
RW Pressprich & Co.	2/17/2009	11/15/2010	6/2/2010	6/2/2010	Member	4521 Fifth Avenue New York, NY 10018	212-832-6254	Agency
SAC Capital Advisors, LP	10/23/2008	NA	NA	NA	Sponsored Participant	72 Cummings Point Road Stamford, CT 06902	203-890-2275	Hedge Fund
Safra Securities, LLC	NA	NA	5/26/2010	5/27/2010	Member	546 Fifth Avenue New York, NY 10036	212-704-5524	Market Maker
Sanford C. Bernstein & Co, LLC	9/10/2008	10/21/2010	5/26/2010	5/27/2010	Member	1345 Ave of the Americas New York, NY 10105	212-823-2896	Agency
Santander Investment Securities, Inc.	4/15/2009	1/3/2011	NA	NA	Member	45 East 53rd Street New York, NY 10022	212-350-3659	Institutional
Scotia Capital (USA), Inc.	3/2/2009	9/15/2010	5/26/2010	5/27/2010	Member	1 Liberty Plaza 165 Broadway New York, NY 10006	212-225-6705	Institutional
Scottrade, Inc.	6/1/2010	11/15/2010	5/26/2010	5/27/2010	Member	12800 Corporate Hill Drive St. Louis, MO 63131	314-965-1555 x.6402	Retail
Seven Points Capital, LLC	8/18/2008	12/15/2010	5/14/2010	NA	Member	805 Third Avenue 15th Floor New York, NY 10022	212-760-0760	Agency
SG Americas Securities, LLC	9/17/2008	11/15/2011	5/14/2010	5/14/2010	Member	245 Park Avenue New York, NY 10167	212-278-5232	Proprietary
Silver Fern Investments, LLC	8/20/2015	8/20/2015	8/20/2015	8/20/2015	Sponsored Participant	533 2nd Street Encinitas, CA 92024	858-947-8650	Proprietary

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
Simplex Trading, LLC	3/16/2015	NA	NA	NA	Member	230 S. LaSalle Street Suite 4-100 Chicago, IL 60604	312-360-2440	Proprietary
Spot Trading, LLC	6/1/2012	NA	1/25/2013	1/25/2013	Member	440 South Lasalle Suite 2800 Chicago, IL 60605	312-362-4569	Proprietary
Stifel Nicolaus & Company, Incorporated	8/18/2008	NA	6/2/2010	6/2/2010	Member	501 North Broadway St. Louis, MO 63102	410-454-4096	Agency
Stock USA Execution Services, Inc.	NA	NA	5/26/2010	5/27/2010	Member	1717 Route 6 Suite 102 Carmel, NY 10542	845-531-2631	Agency
Stuart Frankel & Co., Incorporated	8/18/2008	NA	NA	NA	Member	60 Cutter Mill Road Suite 406 Great Neck, NY 11021	212-943-8788	Agency
Stuyvesant Trading Group, LLC	8/15/2013	NA	NA	NA	Member	100 Wall Street Suite 604-A New York, NY 10005	212-433-7124	Market Maker
Summit Securities Group, LLC	7/16/2012	7/16/2012	8/20/2012	8/20/2012	Member	2 Rector Street 16th Floor New York, NY 10006	646-651-4380	Proprietary
Sumo Captial, LLC	7/15/2013	NA	NA	10/15/2015	Member	440 S LaSalle Street Suite 2101 Chicago, IL 60605	212-433-7667	Proprietary
Sun Trading, LLC	8/18/2008	10/1/2010	5/26/2010	5/27/2010	Member	100 South Wacker Suite 300 Chicago, IL 60606	312-924-4751	Proprietary
Sungard Brokerage & Securities Services, LLC	8/18/2008	10/1/2010	5/6/2010	5/6/2010	Member	2100 Enterprise Avenue Geneva, IL 60134	201-356-1488	Agency
Susquehanna Capital Group	9/3/2008	10/5/2010	5/26/2010	5/27/2010	Member	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2996	Institutional / Agency
Susquehanna Financial Group, LLLP	9/3/2008	10/5/2010	5/26/2010	5/27/2010	Member	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2999	Institutional / Agency
Susquehanna Securities	10/15/2014	10/15/2014	10/15/2014	10/15/2014	Member	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2618	Proprietary
TD Ameritrade Clearing, Inc.	5/3/2011	5/3/2011	NA	5/27/2010	Member	200 South 108th Avenue Omaha, NE 68154	402-970-5271	Agency
Telsey Advisory Group, LLC	1/24/2011	8/15/2014	NA	NA	Member	535 Fifth Avenue 12th Floor New York, NY 10017	212-584-4628	Agency
Tewksbury Investment Fund, Ltd.	10/23/2008	11/15/2010	NA	NA	Sponsored Participant	Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda	212-310-7076	Proprietary
Tewksbury Investment Fund, Ltd.	7/1/2011	7/1/2011	1/6/2015	1/6/2015	Sponsored Participant	Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda	610-971-5000	Proprietary
Themis Trading, LLC	8/18/2008	10/1/2010	NA	NA	Member	10 Town Square Suite 100 Chatham, NJ 07928	866-384-3647	Agency
ThinkTrade, LLC	2/1/2010	10/20/2010	1/9/2015	1/9/2015	Sponsored Participant	2210 Encintas Boulevard Suite I Encintas, CA 92024	760-452-2451	Proprietary
Timber Hill, LLC	2/16/2010	NA	NA	NA	Member	One Pickwick Plaza Suite 200 Greenwich, CT 06830	203-618-5806	Market Maker
TMT East, LLC	6/1/2015	NA	NA	NA	Member	440 South LaSalle Street Suite 1729 Chicago, IL 60605	917-834-8104	Market Maker
Tradebot Systems, Inc.	8/18/2008	9/1/2010	5/26/2010	5/27/2010	Member	1251 NW Briarcliff Parkway Suite 700 Kansas City, MO 64116	816-285-6403	Proprietary
TradeKing	10/15/2009	11/15/2010	NA	NA	Member	888 E. Las Olas Boulevard Suite 300 Fort Lauderdale, FL 33301	561-271-9290	Agency
TradeStation Securities, Inc.	8/18/2008	9/1/2010	5/25/2010	5/25/2010	Member	8050 SW 10th Street Suite 2000 Plantation, FL 33324	954-652-7856	Market Maker
TRC Helepolis, Ltd.	12/11/2009	NA	NA	NA	Sponsored Participant	377 Broadway 11th Floor New York, NY 10013	646-472-1792	Proprietary
Tripoint Global Equities, LLC	6/15/2011	NA	NA	NA	Member	130 West 42nd Street 10th Floor New York, NY 10036	917-512-0822	Proprietary
Tudor Pickering Holt & Co. Securities, Inc.	8/18/2008	10/17/2011	NA	NA	Member	1111 Bagby Suite 4900 Houston, TX 77002	713-333-2976	Agency
Two Sigma Investments, LLC	9/1/2009	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	212-775-6678	Proprietary
Two Sigma Partners Master Fund, Ltd.	3/2/2009	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	212-775-6678	Proprietary
Two Sigma Securities, LLC	10/1/2009	10/5/2010	5/27/2010	5/27/2010	Member	100 Avenue of the Americas 4th Floor New York, NY 10013	646-292-6643	Proprietary
Two Sigma Securities, LLC	7/1/2009	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	646-292-6643	Proprietary
UBS Securities, LLC	10/15/2008	10/1/2010	4/12/2010	4/12/2010	Member	1285 Avenue of the Americas New York, NY 10019	203-719-3275	Full Service
Ustocktrade Securities, Inc.	4/17/2015	NA	NA	NA	Member	275 Grove Street Suite 2-400 Newton, MA 02466	617-340-3041	Proprietary
ViewTrade Securities, Inc.	8/18/2008	11/15/2010	6/10/2010	6/10/2010	Member	7280 W. Palmetto Park Road Suite 105 Boca Raton, FL 33433	561-620-0306	Agency
Virtu Financial BD, LLC	11/17/2008	10/7/2010	5/27/2010	5/27/2010	Member	645 Madison Avenue 16th Floor New York, NY 10022	212-418-0118	Proprietary
Virtu Financial Capital Markets, LLC	8/18/2008	9/1/2010	5/25/2010	5/27/2010	Member	307 Camp Craft Road West Lake Hills, TX 78746	310-651-9757	Proprietary

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
Vision Financial Markets, LLC	4/1/2009	11/15/2010	7/13/2012	7/13/2012	Member	4 High Ridge Park Suite 100 Stamford, CT 06905	203-388-2675	Retail
Volant Liquidity, LLC	4/15/2011	NA	5/27/2010	5/27/2010	Member	7 World Trade Center Suite 3301 New York, NY 10007	646-484-3005	Proprietary
Wall Street Access	11/3/2008	10/17/2011	5/27/2010	5/27/2010	Member	17 Battery Place 11th Floor New York, NY 10004	212-232-5602	Agency
Walleye Trading, LLC	12/1/2008	11/12/2010	NA	NA	Member	2800 Niagara Lane North Plymouth, MN 55447	952-345-5226	Market Maker
Wedbush Securities, Inc.	8/18/2008	9/1/2010	5/27/2010	5/27/2010	Member	1000 Wilshire Boulevard #900 Business Conduct Los Angeles, CA 90017	213-688-4575	Market Maker
Weeden & Co, LP	8/26/2008	10/19/2010	NA	NA	Member	145 Mason Street Greenwich, CT 06830	203-861-7600	Full Service
Wells Fargo Prime Services, LLC	10/23/2008	5/16/2011	5/26/2010	5/26/2010	Member	45 Fremont Street 30th Floor San Francisco, CA 94105	415-848-4056	Market Maker
Wells Fargo Securities, LLC	8/18/2008	10/11/2010	6/9/2010	6/9/2010	Member	550 South Tryon Street, 6th Floor D1086-060 Charlotte, NC 28202	212-214-6458	Agency
Western International Securities, Inc.	8/18/2008	11/15/2010	NA	NA	Member	70 South Lake Avenue 7th Floor Pasadena, CA 91101	626-710-3110	Market Maker
Williams Trading, LLC	10/23/2008	NA	NA	NA	Member	450 Post Road East Suite 120 Westport, CT 06880	203-353-7635	Agency
Wolverine Execution Services LLC	8/18/2008	10/19/2010	5/14/2010	5/14/2010	Member	175 West Jackson Boulevard Suite 200 Chicago, IL 60604	312-884-3736	Market Maker
Wolverine Trading, LLC	10/3/2011	NA	NA	10/1/2015	Member	175 West Jackson Boulevard Suite 200 Chicago, IL 60604	312-884-3753	Proprietary / Market Maker
Xambala Capital, LLC	2/15/2012	2/15/2012	2/17/2012	2/17/2012	Member	640 W. California Avenue Suite 220 Sunnyvale, CA 94086	408-990-1942	Proprietary